Form 10-K, Exhibit 13
period 1993-12-31
MATTEL INC /DE/
filed 1994-03-25
CIK 63276

                                                                   Exhibit 13.0

               Mattel, Inc. and Subsidiaries


                          CONTENTS
                          --------


                    FINANCIAL INFORMATION
                    ---------------------



  Five-Year Financial Summary                         Page 27



  Management's Discussion and Analysis of Results of
    Operations and Financial Condition                Page 28



  Consolidated Financial Statements                   Page 32



  Notes to Consolidated Financial Statements          Page 37



  Management Report on Responsibility for Financial   Page 51
    Reporting



  Report of Independent Accountants                   Page 51


                    CORPORATE INFORMATION
                    ---------------------


  Directors and Officers                              Page 52



  Corporate Information                               Page 53

                                       Mattel, Inc. and Subsidiaries

                                        FIVE-YEAR FINANCIAL SUMMARY
                                        ---------------------------

                                                                                For the Year (a)(b)
                                                            ----------------------------------------------------------
(In thousands, except per share and percentage information)    1993        1992        1991        1990        1989
- ----------------------------------------------------------------------------------------------------------------------
Operating Results:

Net sales                                                   $2,704,448  $2,563,525  $2,046,489  $1,497,312  $1,257,555
Gross profit                                                 1,360,978   1,269,766     989,506     716,153     626,111
  % of net sales                                                   50%         50%         48%         48%         50%
Operating profit before integration and
  restructuring charge                                         414,260     351,661     278,660     193,411     162,416
  % of net sales                                                   15%         14%         14%         13%         13%
Integration and restructuring charge (c)                       115,000           -           -           -           -
Income before income taxes, extraordinary item
  and cumulative effect of changes in
  in accounting principles                                     236,646     282,945     214,326     143,482     109,165
Provision for income taxes                                     100,735      98,104      80,288      47,900      27,200
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                                        135,911     184,841     134,038      95,582      81,965
Extraordinary item - loss on debt retirement                   (14,681)          -      (5,236)          -     (10,983)
Cumulative effect of changes in accounting principles           (4,022)          -           -           -           -
Net income                                                     117,208     184,841     128,802      95,582      70,982

Income Per Common Share (d):

Income before extraordinary item and cumulative effect
  of changes in accounting principles
  Primary                                                         0.77        1.04        0.88        0.75        0.64
  Fully diluted                                                   0.75        1.02        0.85        0.74        0.63

Net income
  Primary                                                         0.66        1.04        0.84        0.75        0.55
  Fully diluted                                                   0.65        1.02        0.82        0.74        0.54

Dividends declared per common share (d)                           0.18        0.15        0.08        0.04           -

                                                                                As of Year-End (a)(b)
                                                            ----------------------------------------------------------
(In thousands)                                                 1993        1992        1991        1990        1989
- ----------------------------------------------------------------------------------------------------------------------
Financial Position:

Cash and marketable securities                              $  523,581  $  327,807  $  290,750  $  204,349  $  224,477
Accounts receivable, net                                       580,313     538,444     467,266     266,424     253,849
Inventories                                                    219,993     238,895     225,411     152,134     118,056
Total assets                                                 2,000,077   1,712,675   1,564,832     968,688     868,090
Notes payable to banks                                               -      13,401      29,733       1,000           -
Long-term liabilities                                          398,939     434,930     353,575     229,070     244,144
Shareholders' equity                                           817,809     748,356     664,054     336,586     217,685

(a) Consolidated financial information for 1993, 1992 and 1991 has been restated retroactively for the effects of the November 1993 merger, accounted for as a pooling of interests, with Fisher-Price.  The results of operations and financial position of Fisher-Price are excluded from periods prior to July 1, 1991, while its business was operated as a division of The Quaker Oats Company (Note 2).
(b) The Company's financial reporting year ended on December 31 for years 1991 through 1993 and on the last
    Saturday of December for years 1989 and 1990.
(c) The nonrecurring charge represents transaction, integration and restructuring costs related to the
    Fisher-Price merger.
(d) Per share data reflect the retroactive effect of stock splits distributed to shareholders in January 1994,
    June 1992 and November 1991 and the mergers with Fisher-Price and IGI in 1993 and 1992, respectively.

                    Mattel, Inc. and Subsidiaries

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
           -----------------------------------------------
                OF OPERATIONS AND FINANCIAL CONDITION
                -------------------------------------


This analysis should be read in conjunction with the consolidated financial statements which begin on page 32.

      The Company's dedication to its long-term business strategies, which include strengthening its core product lines, expansion of its international marketing and distribution network and constant focus on increasing manufacturing efficiency and flexibility, has resulted in another record year with net sales of over $2.7 billion. Mattel's merger with Fisher-Price completed in the fourth quarter of 1993 is consistent with these strategies and should further enhance the Company's standing as a worldwide leader in the manufacture and marketing of children's toys.

Results of Operations
- ---------------------

The following is a percentage analysis of operating results for the past three years:

                                                       For the Year
                                                  ---------------------
                                                  1993     1992    1991
                                                  ---------------------
Net sales                                         100%     100%    100%
                                                  ====     ====    ====
Gross profit                                       50       50      48
Advertising and promotion expenses                 16       16      15
Other selling and administrative expenses          19       19      19
Integration and restructuring charge                4        -       -
Other expense, net                                  -        1       1
                                                  ----     ----    ----
Operating profit                                   11       14      13
Interest expense                                    2        3       3
                                                  ----     ----    ----
Income before income taxes, extraordinary item
  and changes in accounting principles              9%      11%     10%
                                                  ====     ====    ====

1993 Compared to 1992
- ---------------------

Net  sales  increased $140.9 million or 5% over 1992.  In  addition  to growth in core product sales, incremental volume was contributed by sales of Nickelodeon-licensed toys and new product introductions such as Baby Walk 'n Roll, Mighty Max, Sally Secrets and the Company's line of McDonald's activity toys. The growth in worldwide net sales includes unfavorable foreign currency impacts of $104.1 million and a $57.5 million decrease in Nintendo volume as a result of terminations of the Company's distributorship agreements for Nintendo products in Australia in the 1993 fourth quarter and in Canada and Italy during the first and third quarters of 1992, respectively.

     Worldwide sales of core products, which include Barbie dolls, doll clothes and accessories, Fisher-Price toys and juvenile products, Disney-licensed toys, die-cast vehicles including Hot Wheels, large dolls, preschool toys and the UNO and Skip-Bo card games, represented 86% of total revenues for both 1993 and 1992. In total, core brand sales increased 6% over the prior year, with sales of Barbie products exceeding $1.0 billion in volume. Fisher-Price contributed revenues totaling $753.8 million in 1993 compared to $731.1 million in 1992. Die-cast sales increased 24% and Disney-licensed product sales were 19% higher than year-ago levels. These increases were partially offset by a continuing decline in the large doll segment, which was 29% below the prior year. Domestic sales grew 7%, and represented 60% of worldwide gross revenues in 1993 compared to 59% in the prior year. Sales internationally increased 4%, reflecting the unfavorable impacts of foreign currency translation and the terminations of the distributorship agreements for Nintendo products. At constant rates of exchange, international revenues increased 15% over the prior year. Excluding Nintendo, international sales grew 10% over 1992, or by 21% at constant rates of exchange.

      As a percentage of net sales, gross profit remained constant from year to year. Advertising and promotion expenses, while constant as a percentage of net sales, increased $23.3 million over 1992 levels in support of increased sales of core brands and new product introductions. The Company's expansion of its marketing operations and manufacturing facilities resulted in a net increase in other selling and administrative expenses of $6.5 million as compared to the prior year, which included the effect of a $15.0 million pre-tax charge to the provision for doubtful accounts related to the bankruptcy of Child World and deteriorating financial condition of Lionel Leisure. Other expense, net, decreased slightly, principally as a result of gains on foreign currency transactions which were partially offset by amortization of goodwill and losses on routine dispositions of fixed assets.

      In the 1993 fourth quarter, the Company recognized a $115.0 million pre-tax charge against continuing operations in connection with its merger with Fisher-Price. Of the total, approximately $17.0 million represented transaction costs of the merger, including investment banking, legal, accounting and related costs, and $30.0 million was related to the severance of key Fisher-Price executives. Following the merger, the Company commenced restructuring and integrating certain of the domestic and international business operations of the entities. Of the estimated integration and restructuring costs of $68.0 million, approximately $13.0 million represented writedowns of fixed assets in connection with the elimination of duplicative administration and plant facilities. The remainder represented expenditures related to the combination of the entities' worldwide business operations, including staff reductions and outplacement expenses, costs of terminating contracts with lessors and distributors and fees paid to consultants in connection with the integration and restructuring process. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.53 per share on a primary basis and $0.50 per share on a fully diluted basis.

      Although no assurance can be given, the Company anticipates its integration and restructuring activities will provide cost savings of approximately $45.0 million during 1994, principally as a result of consolidation of facilities and related staff reductions. Available cash reserves and cash flow generated from normal business operations will fund the costs of the integration and restructuring, with no adverse impact expected on the Company's future liquidity or financial position. Of the total integration and restructuring charge accrued, approximately $20.2 million had been expended as of December 31, 1993.

      Interest expense decreased $6.1 million or 9%, reflecting a general decline in interest rates and lower levels of short-term bank borrowing, partially offset by interest on the 6-7/8% Senior Notes issued in August 1992 and the 6-3/4% Senior Notes issued in May 1993.

     Following the merger, the Company negotiated an agreement with the lenders to permit prepayment of Fisher-Price's 10.69% term loan. The prepayment resulted in an extraordinary net-of-tax charge in the 1993 fourth quarter of $14.7 million, or $0.08 per fully diluted share, for the prepayment premium and write-off of unamortized issuance costs.

1992 Compared to 1991
- ---------------------

The Company's consolidated results of operations include the activities of Fisher-Price for 12 months of 1992 and for the last 6 months of 1991. Prior to July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company; therefore, any such prior financial data have been excluded from the Company's combined consolidated financial statements.

     Net sales increased $517.0 million or 25% over 1991, including the effect of a $314.6 million increase related to Fisher-Price for the 12 months of 1992 over the 6 months of 1991. Excluding Fisher-Price, the Company's worldwide net sales increased $202.4 million or 12%. The increase in combined net sales included favorable foreign currency impacts of $26.5 million and an $86.4 million decrease in Nintendo volume as a result of terminations of the Company's distributorship agreements for Nintendo products in Canada and Italy during the first and third quarters of 1992, respectively.

      Worldwide sales of core products increased 30%, and represented 86% of total revenues in 1992 compared to 83% for the prior year. Sales of Disney-licensed products grew 45% over 1991 volumes and Barbie product sales were higher by 15%, while large dolls declined 17%. Sales to customers in the United States were 59% of 1992 consolidated revenues compared to 54% in the prior year. In total, domestic sales increased 36%, partially attributable to Fisher-Price volume which represented 33% and 24% of the Company's domestic sales for 1992 and 1991, respectively. Excluding Fisher-Price, domestic sales of the Company grew 18%. Total international sales increased 13% compared to 1991; at constant rates of exchange, international sales increased 10%. Fisher-Price volume represented 17% and 12% of the Company's international sales for 1992 and 1991, respectively. Excluding Fisher-Price, the Company's international volume increased 7%. International revenues excluding Nintendo grew 26% over the prior year, or 23% at constant rates of exchange.

      Gross profit as a percentage of net sales increased two points to 50%, principally as a result of higher sales volume and an improved product mix due to decreased Nintendo volume. Advertising and promotion spending was $95.4 million over 1991 levels, in support of increased sales of core brands, new product introductions, and further development of markets internationally. The increase also reflects a $45.0 million differential arising from the inclusion of Fisher-Price's activity on a 12-month basis in 1992 versus a 6-month basis in 1991.

       Other selling and administrative expenses increased $109.3 million, while remaining constant at 19% of net sales. The change in comparison to the prior year reflects a $15.0 million pre-tax provision for doubtful accounts receivable related to Child World and Lionel Leisure, an increase in design and development expenses in connection with the Company's expansion into new product lines and markets, and a $61.1 million differential related to inclusion of Fisher-Price results on full year basis compared to 6 months for 1991.

      Other expense, net decreased as a result of a reduction in goodwill amortization related to a change in the estimated period of benefit and gains on sales of marketable securities, partially offset by losses on foreign currency transactions. Interest expense for 1992 increased 3% over the prior year, reflecting higher levels of short-term borrowing, issuance of the 6-7/8% Senior Notes in August 1992, and a $4.6 million effect of the inclusion of Fisher-Price activity on a 12-
month  basis  compared  to  6 months for 1991.   These  increases  were
partially offset by a decrease related to retirement of the Company's 14-3/4% Subordinated Debentures in mid-1991.

Income Taxes
- ------------

The effective income tax rates for 1993 and 1992 were 42.57% and 34.67%, respectively. The increased effective rate for 1993 resulted from certain nondeductible restructuring costs, increased taxable income earned in locations with relatively higher tax rates, and a reduction in the U.S. tax benefit of foreign tax credits associated with current dividends from subsidiaries located in higher tax rate countries. In both years, benefits from foreign tax credit carryforwards were credited to additional paid-in capital to the extent that they resulted from net operating loss carryforwards originating prior to the Company's 1987 quasi-reorganization.

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which replaced Statement No. 96. Upon adoption, a deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign
tax credit and alternative minimum tax credit carryovers resulting from activities prior to the quasi-reorganization. The benefit of $16.0 million (or $0.09 per fully diluted share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle. The remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the quasi-reorganization.

Financial Position
- ------------------

The Company's financial position remained strong in 1993 as a result of profitable operating results and benefits of reduced levels of bank borrowing. Working capital increased to $687.4 million, and as of year-
end,  the  Company  had  repaid all of its  short-term  borrowing.   At
December 31, 1993, the Company's cash position, including marketable securities, was $523.6 million, compared to $327.8 million as of the prior year end, and exceeded outstanding long-term debt by $195.5 million.

      Accounts receivable increased 8% over the prior year level, reflecting increases in fourth quarter sales volume as well as early shipping of 1994 product. Inventories decreased 8% compared to the prior year-end, principally as a result of the termination of the distribution agreements for Nintendo products.

      The $60.8 million net increase in prepaid assets primarily reflects the effect on deferred income tax assets from the Company's adoption of Statement No. 109 in the 1993 first quarter, as well as current tax benefits related to the prepayment of Fisher-Price's long-term debt obligation.

     The Company's capitalization is as follows:


(In millions)                    December 31, 1993    December 31, 1992
- -----------------------------------------------------------------------
6-7/8% Senior notes             $   99.5       8%    $   99.3       9%
6-3/4% Senior notes                100.0       8            -       -
8% Convertible subordinated         74.0       6         97.5       8
  debentures
Fisher-Price term loan                 -       -         98.5       8
Other long-term debt
  obligations                       54.6       5         90.4       8
                                --------     ----    --------     ----
Total long-term debt               328.1      27        385.7      33
Other long-term liabilities         70.8       6         49.2       4
Shareholders' equity               817.8      67        748.4      63
                                --------     ----    --------     ----
                                $1,216.7     100%    $1,183.3     100%
                                ========     ====    ========     ====

       Total long-term debt decreased as a percentage of total capitalization principally as a result of voluntary conversions of 8% Debentures into common stock by holders of the debt. Shareholders' equity increased 9% over 1992 reflecting profitable operating results for the current year, a credit of $24.3 million related to conversions of the 8% Debentures, a $53.0 million credit to paid-in capital related to the adoption of Statement No. 109, and an increase of $19.0 million for activity related to employee stock compensation plans. These increases were partially offset by treasury stock repurchases of $52.6 million, dividend declarations on common and preferred stock totaling $33.8 million, a $41.1 million net-of-tax charge against paid-in capital related to the cost of terminating a prequasi-reorganization lease commitment and a $21.2 million unfavorable change in the currency translation component of shareholders' equity.

      In July 1992, two venture capital funds, of which Warburg, Pincus & Co. ("Warburg") is the general partner, distributed to their respective general and limited partners approximately 15.2 million shares, representing 90 percent of the funds' shares of the Company's common stock which had been beneficially owned by Warburg. Immediately after the distribution, none of the general or limited partners held more than 5 percent of the Company's outstanding shares of common stock.

Liquidity
- ---------

Primary sources of liquidity for the Company over the last three years have been cash flows generated from profitable operations, the proceeds of long-term debt issuances, and short-term seasonal borrowing. Operating activities generated cash flows of $303.3 million during 1993, compared to $131.6 million and $335.0 million in 1992 and 1991, respectively.

      Principal investing activities during 1993 included additions of tooling, property and equipment at various manufacturing and office facilities. In addition to fixed asset purchases to replenish manufacturing and distribution facilities, investing activities during 1992 included the construction and start-up of a new manufacturing facility in Indonesia and the $16.0 million payment of final purchase consideration related to the Company's 1991 acquisition of Aviva Sport, Inc. During 1991, in addition to its acquisition of Aviva Sport, Inc., the Company also acquired the remaining 60% interest in its joint venture with a Mexico City-based group of companies.

      Financing activities provided intermediate- and long-term funds through issuances of the 6-3/4% Senior Notes in 1993, the 6-7/8% Senior Notes in 1992 and 8% Debentures in 1991, which were utilized by the
Company   to  retire  higher-cost  debt  and  for  seasonal   financing
requirements. Cash outlays for treasury stock were made over the three-year period in order to purchase shares for reissuance under the Company's employee stock option plans and for potential conversions of convertible securities. The Company has consistently increased cash payments for common dividends over the three year period as a result of its stock splits distributed to common shareholders.

Short-Term Financing
- --------------------

The Company's seasonal cash flow requirements for the coming year are expected to be met by cash on hand as of December 31, 1993, cash generated by 1994 operations, and short-term credit lines provided by domestic and foreign banks. The Company's new domestic credit line consists of unsecured facilities providing a total of $500.0 million in seasonal financing from a commercial bank group. The facilities provide up to $250.0 million for advances and backup for commercial paper issuances (of which $125.0 million is a 364-day facility and the other $125.0 million is a 3-year facility), and an additional

3-year facility providing up to $250.0 million for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, the Company must comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.

      In addition, the Company expects to have available approximately $170.0 million of individual short-term foreign credit lines with a number of banks, which customarily are extended as needed to meet seasonal working capital requirements.

Acquisitions
- ------------

On November 30, 1993, a merger was consummated between the Company and Fisher-Price, Inc. ("Fisher-Price"), one of the world's largest manufacturers and marketers of infant and preschool toys and juvenile products. The stock-for-stock transaction was approved by the shareholders of both companies, after which Fisher-Price became a wholly-owned subsidiary of the Company. The merger agreement provided for the exchange of 1.275 shares of Mattel common stock for each outstanding Fisher-Price common share, and resulted in the issuance of approximately 39.1 million pre-split shares valued, on the merger's effective date, at $1.19 billion. This transaction has been accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement for the companies' combined financial position and operating results. Prior to July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company, and therefore, any such financial data are excluded from the Company's combined consolidated results presented herein.

      In connection with the merger, the Company recognized a one-time charge of $115.0 million, pre-tax, representing transaction expenses of the merger and projected costs of integrating the business operations of the companies. Of this charge, approximately $17.0 million represented investment banking, legal, accounting and other transaction costs of the merger, approximately $30.0 million related to the severance of key Fisher-Price executives, and the remainder represented estimated costs of integration and restructuring activities necessary to align the worldwide business operations of the combined company. This one-time charge recognized in the 1993 fourth quarter was $90.4 million, net of related taxes, and reduced earnings per share for the year by $0.53 per share and $0.50 per share on a primary and fully diluted basis, respectively. Although no assurance can be given, the Company anticipates its integration and restructuring activities will provide cost savings of approximately $45.0 million during 1994, principally as a result of consolidation of facilities and related staff reductions. Available cash reserves and cash flow generated from normal business operations will fund the costs of the integration and restructuring; no adverse impact is expected with respect to the Company's future liquidity or financial position.

      In 1992, the Company concluded its merger with International Games, Inc. ("IGI"), a creator, manufacturer and marketer of proprietary family and educational card and board games, including UNO and Skip-Bo. The merger, accounted for as a pooling of interests, was effected by exchanging all of IGI's outstanding voting preferred and common stock for 1,627,007 (post-split basis) shares of Mattel common stock and 864,293 shares of Mattel 12.5% Convertible Preference Stock, Series F, representing a combined value of $58.5 million.

Litigation
- ----------

The Company is involved in various litigation and other legal matters, including claims related to product liability and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Commitments
- -----------

In the normal course of business, the Company enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery, and to obtain and protect the Company's right to create and market certain toys. Such arrangements include commitments for future inventory purchases and royalty payments pursuant to licensing agreements. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts.

      As of December 31, 1993, the Company had outstanding commitments for 1994 purchases of inventory of approximately $56.0 million. Licensing and similar agreements with terms extending through the year 2001 contain provisions for future guaranteed minimum payments aggregating approximately $310.0 million.

Foreign Currency Contracts
- --------------------------

The Company enters into foreign currency forward exchange contracts, swaps and options as hedges of inventory purchases, sales and various other intercompany transactions. At December 31, 1993, the Company and its foreign affiliates had outstanding forward exchange contracts totaling $256.0 million to acquire U.S. dollars and held forward contracts to purchase $219.4 million in foreign currencies.

Effects of Inflation
- --------------------

Inflation rates in the United States and in major foreign countries in which the Company operates have not had a significant impact on the Company's operating results for the three years ended December 31, 1993. The impact of inflation is minimized as a result of rapid turnover of inventories, and the Company has benefited from inflation with respect to repayment of fixed-rate liabilities during these periods. The U.S. Consumer Price Index increased 2.7% in 1993, 2.9% in 1992 and 3.1% in 1991.

                    Mattel, Inc. and Subsidiaries

                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------

                                                  December    December
ASSETS (In thousands)                             31, 1993    31, 1992
- -----------------------------------------------------------------------
Current Assets
  Cash                                           $  506,113  $  313,693
  Marketable securities                              17,468      14,114
  Accounts receivable, less allowances of
    $21,024 at December 31, 1993 and
    $35,115 at December 31, 1992                    580,313     538,444
  Inventories                                       219,993     238,895
  Prepaid expenses and other current assets         146,863      86,097
                                                 ----------  ----------
    Total current assets                          1,470,750   1,191,243
                                                 ----------  ----------
Property, Plant and Equipment
  Land                                               15,664      10,560
  Buildings                                         146,622     144,039
  Machinery and equipment                           240,449     239,495
  Capitalized leases                                 38,209      38,209
  Leasehold improvements                             41,948      41,336
                                                 ----------  ----------
                                                    482,892     473,639

  Less: Accumulated depreciation                    229,130     216,376
                                                 ----------  ----------
                                                    253,762     257,263

  Tools, dies and molds, net                         73,115      66,882
                                                 ----------  ----------
  Property, plant and equipment, net                326,877     324,145
                                                 ----------  ----------
Other Noncurrent Assets
  Intangible assets, net                            139,277     150,966
  Sundry assets                                      63,173      46,321
                                                 ----------  ----------
                                                 $2,000,077  $1,712,675
                                                 ==========  ==========

The accompanying notes are an integral part of these statements.


                                     32

LIABILITIES AND SHAREHOLDERS' EQUITY (In          December    December
  thousands, except share data)                   31, 1993    31, 1992
- -----------------------------------------------------------------------
Current Liabilities
  Notes payable to banks                         $        -  $   13,401
  Current portion of long-term liabilities          104,862       8,914
  Accounts payable                                  175,424     169,917
  Accrued liabilities                               397,800     267,170
  Income taxes payable                              105,243      69,987
                                                 ----------  ----------
    Total current liabilities                       783,329     529,389
                                                 ----------  ----------
Long-Term Liabilities
  6-7/8% Senior notes due 1997                       99,470      99,344
  6-3/4% Senior notes due 2000                      100,000           -
  8% Convertible subordinated debentures due 2001    73,953      97,547
  Mortgage note                                      45,000      45,000
  Term loans                                          9,689     143,882
  Other                                              70,827      49,157
                                                 ----------  ----------
    Total long-term liabilities                     398,939     434,930
                                                 ----------  ----------
Shareholders' Equity
  Preferred and preference stock                          9           9
  Common stock $1 par value, 300,000,000 shares
    authorized; 172,470,271 shares issued with
    169,869,300 shares outstanding for 1993 and
    171,700,036 shares issued with 168,931,628
    shares outstanding for 1992 (a)                 172,470     137,360
  Additional paid-in capital                        226,528     247,727
  Treasury stock at cost; 2,600,971 shares for
    1993 and 2,768,408 shares for 1992 (a)          (47,350)    (43,098)
  Retained earnings (b)                             532,003     448,600
  ESOP note receivable                               (3,500)     (8,420)
  Deferred compensation                             (13,003)     (5,650)
  Currency translation adjustments (b)              (49,348)    (28,172)
                                                 ----------  ----------
    Total shareholders' equity                      817,809     748,356
                                                 ----------  ----------
                                                 $2,000,077  $1,712,675
                                                 ==========  ==========

Contingencies and Commitments (See accompanying notes.)

(a) Share data for 1992 have been restated for the effects of the five-for-four stock split declared in November 1993.
(b) Since December 26, 1987 (Note 1).

                           Mattel, Inc. and Subsidiaries

                        CONSOLIDATED RESULTS OF OPERATIONS
                        ----------------------------------

                                                          For the Year
                                               ----------------------------------
(In thousands, except per share amounts)          1993        1992        1991
- ---------------------------------------------------------------------------------
Net Sales                                      $2,704,448  $2,563,525  $2,046,489
Cost of sales                                   1,343,470   1,293,759   1,056,983
                                               ----------  ----------  ----------
Gross Profit                                    1,360,978   1,269,766     989,506

Advertising and promotion expenses                426,698     403,417     308,013
Other selling and administrative expenses         508,105     501,604     392,289
Integration and restructuring charge              115,000           -           -
Interest expense                                   62,614      68,716      64,334
Other expense, net                                 11,915      13,084      10,544
                                               ----------  ----------  ----------
Income Before Income Taxes, Extraordinary
  Item and Cumulative Effect of Changes
  in Accounting Principles                        236,646     282,945     214,326

Provision for income taxes                        100,735      98,104      80,288
                                               ----------  ----------  ----------
Income Before Extraordinary Item and
  Cumulative Effect of Changes in
  Accounting Principles                           135,911     184,841     134,038

Extraordinary item - loss on early
  retirement of debt                              (14,681)          -      (5,236)
                                               ----------  ----------  ----------
Income Before Cumulative Effect of
  Changes in Accounting Principles                121,230     184,841     128,802

Cumulative effect of changes in
  accounting principles                            (4,022)          -           -
                                               ----------  ----------  ----------
Net Income                                        117,208     184,841     128,802
Preferred and preference stock dividend
  requirements                                      4,894       4,978       5,435
                                               ----------  ----------  ----------
Net Income Applicable to Common Shares         $  112,314  $  179,863  $  123,367
                                               ==========  ==========  ==========

Income Per Common and Common Equivalent Share:
Primary Income Per Share

  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                      $     0.77  $     1.04  $     0.88
  Extraordinary item - loss on early
    retirement of debt                              (0.09)          -       (0.04)
  Cumulative effect of changes in
    accounting principles                           (0.02)          -           -
                                               ----------  ----------  ----------
  Net income                                   $     0.66  $     1.04  $     0.84
                                               ==========  ==========  ==========
  Average number of common and common
  equivalent shares                               171,182     173,406     146,839
                                               ==========  ==========  ==========

Fully Diluted Income Per Share

  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                      $     0.75  $     1.02  $     0.85
  Extraordinary item - loss on early
    retirement of debt                              (0.08)          -       (0.03)
  Cumulative effect of changes in
    accounting principles                           (0.02)          -           -
                                               ----------  ----------  ----------
Net income                                     $     0.65  $     1.02  $     0.82
                                               ==========  ==========  ==========
Average number of common and common
  equivalent shares                               180,849     183,258     155,586
                                               ==========  ==========  ==========
Dividends Declared Per Common Share            $     0.18  $     0.15  $     0.08
                                               ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

                          Mattel, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                For the Year
                                                      --------------------------------
(In thousands)                                          1993        1992        1991
- --------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
- -------------------------------------
  Net income                                          $117,208    $184,841    $128,802
    Adjustments to reconcile net income to
    net cash flows from operating activities:
      Depreciation and amortization                     91,970      87,825      75,450
      Loss on early retirement of debt, net of tax      14,681           -       5,236
      Utilization of net operating loss carryforwards        -         300       1,800
      Cumulative effect of changes in accounting
        principles, net of tax                           4,022           -           -
      Provision for lease termination, net             (41,120)          -           -
      (Increase) decrease in marketable securities      (3,354)     (5,391)      2,435
      (Increase) in receivables                        (55,525)    (95,706)    (14,252)
      Decrease (increase) in inventories                11,842     (24,781)     27,989
      Decrease (increase) in prepaid and other
        current assets                                   7,319     (20,460)    (14,836)
      Increase in payables, accrued liabilities and
        income taxes payable                           161,818      10,068     120,281
      Other, net                                        (5,517)     (5,067)      2,128
                                                      --------    --------    --------
  Net cash flows from operating activities             303,344     131,629     335,033
                                                      --------    --------    --------

Cash Flows From Investing Activities:
- -------------------------------------
  Purchases of tools, dies and molds                   (60,809)    (53,611)    (32,371)
  Purchases of other property, plant and equipment     (40,060)    (46,434)    (23,368)
  Sales of other property, plant and equipment          12,459       2,183       7,560
  Investments in acquired businesses, net of
    cash acquired                                            -     (17,740)    (63,990)
  Other, net                                              (394)       (841)       (139)
                                                      --------    --------    --------
  Net cash flows from investing activities             (88,804)   (116,443)   (112,308)
                                                      --------    --------    --------

Cash Flows From Financing Activities:
- -------------------------------------
  Notes payable to banks, net                          (14,135)     (5,367)    (75,844)
  Issuance of 6-7/8% senior notes, net                       -      99,294           -
  Issuance of 6-3/4% senior notes                      100,000           -           -
  Issuance of 8% debentures, net                             -           -      97,245
  Redemption of 14-3/4% debentures                           -           -    (104,894)
  Redemption of preferred stock of financing
    subsidiary                                               -           -     (62,500)
  Long-term foreign borrowing                          (31,262)      2,717      17,613
  Collection of ESOP note receivable                     4,920       4,920       4,920
  Payment of ESOP notes payable                         (4,920)     (4,920)     (4,920)
  Redemption of senior preferred stock                       -      (5,500)          -
  Tax benefit of employee stock options exercised        4,431      12,360       6,800
  Exercise of stock options and warrants                 8,012      12,212      12,881
  Purchase of treasury stock                           (52,558)    (52,036)    (15,100)
  Purchase of Fisher-Price warrants                          -      (8,298)          -
  Dividends paid on common stock                       (25,582)    (19,083)     (8,110)
  Dividends paid on preference stock                    (4,894)     (4,826)     (4,830)
  Dividends paid on senior preferred stock                   -      (1,059)     (1,059)
  Other, net                                              (381)       (947)       (147)
                                                      --------    --------    --------
  Net cash flows from financing activities             (16,369)     29,467    (137,945)

Effect of Exchange Rate Changes on Cash                 (5,751)    (12,987)     (4,626)
                                                      --------    --------    --------
Increase in Cash                                       192,420      31,666      80,154
Cash at Beginning of Year                              313,693     282,027     201,873
                                                      --------    --------    --------
Cash at End of Year                                   $506,113    $313,693    $282,027
                                                      ========    ========    ========

The accompanying notes are an integral part of these statements.

                                    Mattel, Inc. and Subsidiaries

                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           -----------------------------------------------

                                               Preferred &                Additional               Common
                                               Preference     Common       Paid-In     Treasury    Stock
(In thousands)                                   Stock         Stock       Capital      Stock     Warrants
- -----------------------------------------------------------------------------------------------------------
Balance, December 29, 1990
  As previously reported                        $      20   $  50,117   $  115,786   $ (3,266)   $  1,000
  Pooling of interests with Fisher-Price, Inc.          -      19,777      189,528          -           -

Net Income
Five-for-four stock split                                      17,725      (17,725)
Purchase of treasury stock                                                            (15,100)
Amortization of deferred compensation
Exercise of stock options and warrants                          2,015       16,343                 (1,000)
Issuance of treasury stock                                                  (1,105)     3,428
Dividends declared on common stock
Dividends declared on senior preferred and
  preference stock
Utilization of net operating loss carryforwards                              1,800
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------     --------   --------    --------
Balance, December 31, 1991                             20      89,634      304,627    (14,938)          -

Net Income
Three-for-two stock split                                      47,971      (47,971)
Purchase of treasury stock                                     (1,152)     (12,490)   (38,394)
Purchase of Fisher-Price warrants                                           (8,298)
Restricted stock activity                                                    3,977
Amortization of deferred compensation
Exercise of stock options and warrants                            907       18,061
Issuance of treasury stock                                                  (4,990)    10,234
Dividends declared on common stock
Dividends declared on preference stock
Redemption of senior preferred stock                  (11)                 (5,489)
Utilization of net operating loss carryforwards                               300
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------     --------   --------    --------
Balance, December 31, 1992                              9     137,360      247,727    (43,098)          -

Net Income
Five-for-four stock split                                      34,343      (34,781)
Purchase of treasury stock                                                            (52,558)
Conversion of 8% debentures                                                 (9,540)    33,876
Restricted stock activity                                         688       13,308
Amortization of deferred compensation
Exercise of stock options                                          79        6,494
Issuance of treasury stock                                                  (8,560)    14,430
Dividends declared on common stock
Dividends declared on preference stock
Cumulative effect of change in accounting
  principle                                                                 53,000
Termination of pre-quasi lease commitment                                  (41,120)
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------     --------   --------    --------
Balance, December 31, 1993                      $       9    $172,470     $226,528   $(47,350)   $      -
                                                =========    ========     ========   ========    ========

The accompanying notes are an integral part of these statements.

                                                               ESOP                      Currency       Total
                                                 Retained      Note        Deferred     Translation  Shareholders'
(In thousands)                                   Earnings    Receivable  Compensation   Adjustments     Equity
- ------------------------------------------------------------------------------------------------------------------
Balance, December 29, 1990
  As previously reported                        $ 185,843    $(18,260)    $      -        $  5,346     $ 336,586
  Pooling of interests with Fisher-Price, Inc.     (8,586)          -       (5,670)         (1,890)      193,159

Net Income                                        128,802                                                128,802
Five-for-four stock split                                                                                      -
Purchase of treasury stock                                                                               (15,100)
Amortization of deferred compensation                                          945                           945
Exercise of stock options and warrants                                                                    17,358
Issuance of treasury stock                                                                                 2,323
Dividends declared on common stock                 (9,803)                                                (9,803)
Dividends declared on senior preferred and
  preference stock                                 (5,889)                                                (5,889)
Utilization of net operating loss carryforwards                                                            1,800
Collection of ESOP note receivable                              4,920                                      4,920
Currency translation adjustments                                                             9,153         9,153
                                                ---------    --------     --------        --------      --------
Balance, December 31, 1991                        290,367     (13,340)      (4,725)         12,609       664,254

Net Income                                        184,841                                                184,841
Three-for-two stock split                                                                                      -
Purchase of treasury stock                                                                               (52,036)
Purchase of Fisher-Price warrants                                                                         (8,298)
Restricted stock activity                                                   (3,617)                          360
Amortization of deferred compensation                                        2,692                         2,692
Exercise of stock options and warrants                                                                    18,968
Issuance of treasury stock                                                                                 5,244
Dividends declared on common stock                (20,723)                                               (20,723)
Dividends declared on preference stock             (4,826)                                                (4,826)
Redemption of senior preferred stock               (1,059)                                                (6,559)
Utilization of net operating loss carryforwards                                                              300
Collection of ESOP note receivable                              4,920                                      4,920
Currency translation adjustments                                                           (40,781)      (40,781)
                                                ---------     -------     --------        --------      --------
Balance, December 31, 1992                        448,600      (8,420)      (5,650)        (28,172)      748,356

Net Income                                        117,208                                                117,208
Five-for-four stock split                                                                                   (438)
Purchase of treasury stock                                                                               (52,558)
Conversion of 8% debentures                                                                               24,336
Restricted stock activity                                                  (13,310)                          686
Amortization of deferred compensation                                        5,957                         5,957
Exercise of stock options                                                                                  6,573
Issuance of treasury stock                                                                                 5,870
Dividends declared on common stock                (28,911)                                               (28,911)
Dividends declared on preference stock             (4,894)                                                (4,894)
Cumulative effect of change in accounting
  principle                                                                                               53,000
Termination of pre-quasi lease commitment                                                                (41,120)
Collection of ESOP note receivable                              4,920                                      4,920
Currency translation adjustments                                                           (21,176)      (21,176)
                                                ---------     -------     --------        --------      --------
Balance, December 31, 1993                      $ 532,003     $(3,500)    $(13,003)       $(49,348)     $817,809
                                                =========     =======     ========        ========      ========

The accompanying notes are an integral part of these statements.

                     Mattel, Inc. and Subsidiaries

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Principles of Consolidation
- ---------------------------

The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries (the "Company"). Majority-owned subsidiaries are consolidated and less-than-majority-owned subsidiaries are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Financial data for all periods presented reflect the retroactive effects of the mergers, accounted for as poolings of interests, with Fisher-Price, Inc. consummated in November 1993 and International Games, Inc. consummated in February 1992.

Foreign Currency Translation
- ----------------------------

Assets and liabilities of foreign subsidiaries are translated at end-of-
period  rates  of  exchange.   Income,  expense  and  cash  flows   are
translated  at weighted-average rates of exchange for the period.   The
resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity.

Quasi-Reorganization
- --------------------

Effective December 26, 1987, the Company implemented a quasi-reorganization and revalued its assets and liabilities to their fair values as of that date. The $69.0 million net effect of these adjustments was credited to additional paid-in capital. Additionally, as of December 26, 1987, accumulated deficits of $256.0 million and cumulative currency translation adjustments of $32.7 million were transferred to additional paid-in capital.

Cash
- ----

Cash includes cash equivalents. Highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Because of the short maturities of these instruments, the carrying amount is a reasonable estimate of fair value.

Marketable Securities
- ---------------------

Marketable securities, comprised principally of U.S. dollar-denominated debt securities of foreign governments held for liquidity purposes, are stated at market value. The quoted market prices, which approximated cost as of the balance sheet dates, are reasonable estimates of the portfolio's fair value.

Inventories
- -----------

Inventories,   net   of   an  allowance  for  excess   quantities   and
obsolescence,  are  stated at the lower of cost  or  market.   Cost  is
determined by the first-in, first-out method.

Property, Plant and Equipment
- -----------------------------

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over three years.

     Capitalized lease assets are recorded at their fair values determined as of December 26, 1987, less accumulated amortization computed over the remaining lease terms. Major categories of capitalized leases are as follows (in thousands):

                                                       As of Year-End
                                                     ------------------
                                                        1993     1992
- -----------------------------------------------------------------------
Land and buildings                                     $37,208  $37,208
Machinery and equipment                                  1,001    1,001
                                                       -------  -------
                                                        38,209   38,209
Less:  Accumulated amortization                         16,538   14,566
                                                       -------  -------
                                                       $21,671  $23,643
                                                       =======  =======

Intangible Assets, Net
- ----------------------

Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, additional performance purchase payments, and the costs of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 10 to 40 years. Accumulated amortization was $55.4 million and $46.1 million as of December 31, 1993 and December 31, 1992, respectively.

     In 1992, the amortization period for goodwill arising from certain acquisitions was changed from 10 years to 20 years, to better reflect the estimated periods over which related economic benefits will be realized.

Income Taxes
- ------------

Deferred income tax assets and liabilities are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), and result from revenues and expenses being recognized in different time periods for financial reporting
purposes  than  for  income  tax   purposes.   Under  SFAS   No.   109,
deferred income taxes arise from temporary differences and carryforwards which are tax-effected at the enacted tax rates and subsequently adjusted for changes in tax laws and rates. Deferred income tax assets and liabilities are classified as current or noncurrent based upon the financial reporting classification of assets and liabilities to which they relate. A valuation allowance is established if it is more likely than not that some portion or all of a deferred income tax asset will not be realized. Effective January 1, 1993, the Company adopted SFAS No. 109, the effects of which are covered in detail in Note 3 to the Consolidated Financial Statements.

Income and Dividends Per Common Share
- -------------------------------------

All share and per share data presented in these financial statements reflect the retroactive effects of the Fisher-Price and IGI mergers, the five-for-four stock split distributed in January 1994, the three-for-two stock split distributed in June 1992 and the five-for-four stock split distributed in November 1991.

     Income per common share is computed by dividing earnings available to common shareholders by the average number of common and common equivalent shares outstanding during each period. Primary weighted average share computations assume the exercise of dilutive stock options and warrants, reduced by the number of shares which could be repurchased at average market prices with proceeds from exercise. Primary earnings represent reported net income less preferred and preference stock dividend requirements, plus interest savings from the assumed retirement of debt upon exercise of dilutive warrants. On a fully diluted basis, weighted average shares are determined assuming conversion of the 8% Debentures and Series F preference shares, and exercise of all dilutive stock options and warrants, net of assumed treasury share repurchases at the higher of end-of-period or average market prices. Fully diluted earnings represent reported income as adjusted for the effects, net of tax, resulting from the assumed conversions of convertible securities and the exercise of dilutive warrants.

Foreign Currency Contracts
- --------------------------

The Company enters into forward exchange contracts, swap agreements, and purchased currency options to hedge against foreign currency fluctuations. Realized and unrealized gains and losses resulting from foreign currency transactions are included in income currently, except that gains and losses on contracts which hedge specific foreign currency commitments are deferred and accounted for as part of the transaction. The Company does not speculate in foreign currencies.

NOTE 2 - BUSINESS COMBINATIONS
- ------------------------------

Fisher-Price, Inc.
- ------------------

On November 30, 1993, a merger was consummated between the Company and Fisher-Price, Inc. ("Fisher-Price"), one of the world's largest manufacturers and marketers of infant and preschool toys and juvenile products. The stock-for-stock transaction was approved by the shareholders of both companies, after which Fisher-Price became a wholly-owned subsidiary of the Company. The merger agreement provided for the exchange of 1.275 shares of Mattel common stock for each outstanding Fisher-Price common share, and resulted in the issuance of approximately 39.1 million pre-split shares valued, on the merger's effective date, at $1.19 billion. This transaction has been accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger (from July 1, 1991 forward) reflect retroactive restatement for the companies' combined financial position and operating results. Prior to July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company, and therefore, any such financial data are excluded from the Company's combined consolidated results presented herein.

      To effect the restatement, certain adjustments were necessary in order to conform the accounting practices of the two companies. Unamortized goodwill of $20.2 million related to The Quaker Oats Company's 1969 acquisition of Fisher-Price was written off, with the corresponding charge reflected in the 1991 beginning retained earnings balance for the combined company. The portion of Fisher-Price's inventories being accounted for under the LIFO method were retroactively restated to a FIFO-cost basis, resulting in a net credit to 1991's beginning retained earnings of $11.6 million. In addition, this change in accounting method resulted in reductions of $0.6 million and $0.4 million of Fisher-Price's previously reported net income for the six months ended December 29, 1991 and year ended January 3, 1993, respectively. In the first quarter of 1993, Fisher-Price adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", by electing to amortize its unrecognized transition obligation over 20 years. To conform Fisher-Price's methodology to that of the Company, immediate recognition of the $29.4 million transition obligation was reflected in the combined consolidated financial statements, effective as of January 1, 1993. Prior to the merger, Fisher-Price's fiscal year for financial reporting purposes ended on the Sunday closest to the calendar year end; no adjustment to retained earnings in order to conform with the Company's December 31 year end was necessary. In addition, for periods preceding the merger, there were no intercompany transactions which required elimination from the combined consolidated results.

      Selected information for the combining entities included in the Consolidated Results of Operations for the three years ending December 31, 1993 is as follows (in thousands):

                                                For the Year
                                     ----------------------------------
                                        1993        1992       1991 (a)
                                     ----------------------------------
Net sales
   Mattel                            $1,996,766  $1,873,364  $1,670,932
   Fisher-Price (b)                     707,682     690,161     375,557
                                     ----------  ----------  ----------
     Combined                        $2,704,448  $2,563,525  $2,046,489
                                     ==========  ==========  ==========

Income before extraordinary
 item and cumulative effect
 of accounting changes
   Mattel (c)                        $  181,083  $  143,948  $  122,395
   Fisher-Price                          45,228      40,893      11,643
   Integration/restructuring
   charge (d)                           (90,400)          -           -
                                     ----------  ----------  ----------
     Combined                        $  135,911  $  184,841  $  134,038
                                     ==========  ==========  ==========

Extraordinary item - debt
 retirement
   Mattel                            $       -   $        -  $   (5,236)
   Fisher-Price                        (14,681)           -           -
                                     ---------   ----------  ----------
     Combined                        $ (14,681)  $        -  $   (5,236)
                                     =========   ==========  ==========

Cumulative effect of
 accounting changes
   Mattel (e)                        $  14,590   $        -  $        -
   Fisher-Price (f)                    (18,612)           -           -
                                     ---------   ----------  ----------
     Combined                        $  (4,022)  $        -  $        -
                                     =========   ==========  ==========

Net income
   Mattel (g)                        $ 195,673   $  143,948  $  117,159
   Fisher-Price                         11,935       40,893      11,643
   Integration/restructuring
   charge (d)                          (90,400)           -           -
                                     ---------   ----------  ----------
     Combined                        $ 117,208   $  184,841  $  128,802
                                     =========   ==========  ==========

(a) Financial information for Fisher-Price represents the six-month period from July 1, 1991 through December 29, 1991. Prior to
     July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company.
(b) Certain amounts for 1992 and 1991 have been classified differently than previously published amounts in order to conform the accounting presentation of the two entities.
(c) For 1993, primary and fully diluted earnings per share before accounting changes, the effects of the merger and extraordinary charges, but after adjustment for the five-for-four stock split, were $1.46 per share and $1.40 per share, respectively.
(d) The integration and restructuring charge of $115.0 million, after related income tax effects, reduced earnings of the combined company by $90.4 million.
(e) The net effect on earnings related to the January 1, 1993 adoption of SFAS Nos. 109 and 106 was an increase of $16.0 million and a a decrease of $1.4 million, net of taxes, respectively.
(f) The effect on earnings, net of taxes of $10.7 million, related to the adoption of SFAS No. 106 effective January 1, 1993.
(g) For 1993, primary and fully diluted net income per share, before the effects of the merger but after adjustment for the five-for-four stock split, were $1.58 per share and $1.51 per share, respectively.

      In connection with the merger, the Company recognized a one-time charge of $115.0 million, pre-tax, representing transaction expenses of the merger and projected costs of integrating the business operations of the companies. Of this charge, approximately $17.0 million represented investment banking, legal, accounting and other transaction costs of the merger, and approximately $30.0 million related to the severance of key Fisher-Price executives. Of the remaining $68.0 million estimated for integration and restructuring costs, approximately $13.0 million represented writedowns of fixed assets in connection with the elimination of duplicative administration and plant facilities. The remainder represented expenditures related to the combination of the entities' worldwide business operations, including staff reductions and outplacement expenses, costs of terminating contracts with lessors and distributors and fees paid to consultants in connection with the integration and restructuring process. Net of related taxes, the one-time charge recognized in the 1993 fourth quarter was $90.4 million, which reduced earnings per share for the year by $0.53 per share and $0.50 per share on a primary and fully diluted basis, respectively.

      Although no assurance can be given, the Company anticipates its integration and restructuring activities will provide cost savings of approximately $45.0 million during 1994, principally as a result of consolidation of facilities and related staff reductions. Available cash reserves and cash flow generated from normal business operations will fund the costs of the integration and restructuring, with no adverse impact expected on the Company's future liquidity or financial position. Of the total integration and restructuring charge accrued, approximately $20.2 million had been expended as of December 31, 1993.

International Games, Inc.
- -------------------------

In   the  first  quarter  of  1992,  the  Company  completed  a  merger transaction, also accounted for as a pooling of interests, with International Games, Inc. ("IGI"). The merger, valued at $58.5 million, was effected by the exchange of Mattel preference stock, Series F, and common stock for all outstanding shares of IGI voting preferred and common stock. Financial information for periods preceding the merger were retroactively restated to reflect the combined operations of the companies.

NOTE 3 - INCOME TAXES
- ---------------------

Consolidated pretax income before extraordinary item and cumulative effect of changes in accounting principles consists of the following (in thousands):

                                                    For the Year
                                           ----------------------------
                                             1993      1992      1991
                                           ----------------------------
U.S. operations                            $127,937  $179,250  $116,126
Foreign operations                          108,709   103,695    98,200
                                           --------  --------  --------
                                           $236,646  $282,945  $214,326
                                           ========  ========  ========

     The provision for current and deferred income tax expense consists of the following (in thousands):

                                                    For the Year
                                           ----------------------------
                                             1993      1992      1991
                                           ----------------------------
Current
  Federal                                  $ 64,358  $ 41,648  $ 30,840
  State                                      11,758    13,300     8,600
  Foreign                                    47,884    47,500    47,800
                                           --------  --------  --------
                                            124,000   102,448    87,240
                                           --------  --------  --------
Deferred
  Federal                                   (21,841)   (3,000)   (6,488)
  State                                      (3,629)     (844)   (1,864)
  Foreign                                    (6,640)     (500)   (1,200)
                                           --------  --------  --------
                                            (32,110)   (4,344)   (9,552)
                                           --------  --------  --------
Provision excluding extraordinary item       91,890    98,104    77,688
Benefit allocated to extraordinary item       8,845         -     2,600
                                           --------  --------  --------

Total provision for income taxes           $100,735  $ 98,104  $ 80,288
                                           ========  ========  ========

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which replaced Statement No. 96. Upon adoption, a net deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign tax credit and alternative minimum tax credit carryovers resulting from activities prior to the 1987 quasi-reorganization. The benefit of
$16.0 million (or $0.09 per fully diluted share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle; the remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the 1987 quasi-reorganization.

      Deferred income taxes are provided principally for certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets (liabilities) were comprised of the following (in thousands):

                                              December 31,   January 1,
                                                 1993           1993
                                              -------------------------
Deferred compensation                         $   17,035      $  10,729
Sales allowances and inventory reserves           41,225         38,754
Operating loss and tax credit carryovers          68,774        104,798
Excess of tax basis over book basis                6,261          2,641
Postretirement benefits                           12,210         11,645
Integration and restructuring charge              21,667              -
Loss on debt retirement                            8,845              -
Other                                             22,271         16,927
                                              ----------      ---------
  Gross deferred income tax assets               198,288        185,494
                                              ----------      ---------
Excess of book basis over tax basis               (8,986)       (11,959)
Depreciation                                      (2,753)        (6,715)
Retirement benefits                               (4,781)        (4,266)
Other                                            (15,005)        (4,503)
                                              ----------      ---------
  Gross deferred income tax liabilities          (31,525)       (27,443)
Deferred income tax asset valuation allowances   (52,405)       (73,733)
                                              ----------      ---------
Net deferred income tax assets                $  114,358      $  84,318
                                              ==========      =========

      Differences between the provision for income tax expense at the United States federal statutory income tax rate and the provision in the Consolidated Results of Operations were as follows (in thousands):

                                                   For the Year
                                           ----------------------------
                                             1993      1992      1991
                                           ----------------------------
Provision at federal statutory rates       $ 82,812   $96,179   $72,815
Increase (decrease) resulting from:
  Losses without income tax benefit           2,436     9,068     6,121
  Foreign earnings taxed at
    different rates, including
    withholding taxes                        (1,827)  (14,815)    1,579
  Tax benefit of future deductions             (994)    3,600    (5,100)
  State and local taxes, net of
   federal benefit                            5,417     8,259     4,742
  Nondeductible interest                          -         -       400
  Dividends paid to ESOP                     (1,500)   (1,600)   (1,600)
  Nondeductible restructuring costs          13,599         -         -
  Other                                         792    (2,587)    1,331
                                           --------   -------   -------
Total provision                            $100,735   $98,104   $80,288
                                           ========   =======   =======

      Appropriate U.S. and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred U.S. income taxes have been provided is $322.3 million at December 31, 1993. The additional U.S. income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits. Foreign withholding taxes of $15.4 million would be due upon remittance of these earnings.

      The Company has foreign tax credit carryforwards for tax purposes at December 31, 1993 of approximately $26.4 million which expire in 1994. The Company also has an alternative minimum tax credit carryforward of $11.9 million with no expiration date. Certain foreign subsidiaries have net operating loss carryforwards totaling approximately $43.8 million ($2.3 million with no expiration date; $41.5 million expiring 1994 to 1998).

      The foreign tax credit and alternative minimum tax credit carryforwards will be credited to additional paid-in capital when and if utilized, since they result from net operating loss carryforwards which originated prior to the 1987 quasi-reorganization. In addition, generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1993, 1992 and 1991, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $4.3 million, $12.1 million and $6.8 million, respectively.

      Legislation enacted in August 1993 increased the U.S. corporate income tax rate from 34 percent to 35 percent, retroactive to January 1, 1993. The tax effect has been reflected in the calculation of the Company's net U.S. deferred income tax asset.

      The Internal Revenue Service has completed its examination of the Company's federal income tax returns through January 28, 1984.

NOTE 4 - EMPLOYEE BENEFITS
- --------------------------

The Company and certain of its subsidiaries have various pension and retirement plans covering substantially all employees of these companies. Pension expense for the Company's plans totaled $10.0 million, $9.5 million and $6.8 million in 1993, 1992 and 1991, respectively. Before the merger, Fisher-Price maintained a number of benefit plans and compensation arrangements. These programs shall continue to be administered by Fisher-Price without material change or modification for periods up to five years following the merger, depending upon the program.

Pension Plans
- -------------

The Company provides defined benefit pension plans covering certain of its domestic and foreign employees. Plan benefits are based upon covered employees' length of service and earnings. Pension costs are actuarially determined and plans are generally funded to meet benefit obligations existing as of the end of each year. Contributions are based upon amounts required to be funded under applicable governmental regulations, but will not exceed the maximum amount deductible for income tax purposes. Assets of these plans are invested in equity securities as well as corporate, government and other fixed-income investments.

     The Mattel, Inc. Pension Plan is a noncontributory defined benefit plan for its domestic hourly employees who are covered by collective bargaining agreements. Accumulated and vested benefit obligations, pension cost and other expenses related to this plan were not significant in 1993, 1992 or 1991.

      The Fisher-Price, Inc. Pension Plan, a defined benefit plan covering most of the domestic employees of Fisher-Price, contains certain change-of-control provisions which were triggered as a result of the merger. For a five-year period, or until the assets of the plan are less than its liabilities, if earlier, the rate at which benefits accrue on behalf of participants may not be decreased, and in the event of the plan's termination or consolidation with another plan, assets in excess of liabilities must be used to increase participants' benefits. In addition, for a two-year period following the merger, participants whose employment with the Company is terminated under certain conditions may be entitled to immediate vesting and increased annual benefits under the plan. The components of net pension cost for this plan, based upon an October valuation date for the years ended December 31, 1993 and January 3, 1993 and for the six months ended December 29, 1991, are detailed below (in thousands):

                                                  For the Period
                                           ----------------------------
                                             1993      1992      1991
                                           ----------------------------
Service cost                               $  2,928  $  2,450  $  1,029
Interest cost                                 6,801     6,214     2,867
Actual return on plan assets                 (9,267)   (8,831)   (4,527)
Net amortization and deferral                (2,261)   (1,919)     (560)
                                           --------  --------  --------
Net pension income                         $ (1,799) $ (2,086) $ (1,191)
                                           ========  ========  ========

      Reconciliations of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the Consolidated Balance Sheets are as follows (in thousands):

                                                       As of Year-End
                                                    -------------------
                                                       1993      1992
                                                    -------------------
Vested benefits                                     $ 101,596  $ 78,727
Nonvested benefits                                      3,979     3,313
                                                    ---------  --------
Accumulated benefit obligation                        105,575    82,040
Effect of projected future salary increases             5,319     4,494
                                                    ---------  --------
Projected benefit obligation                          110,894    86,534
Plan assets at fair value                             122,237   106,432
                                                    ---------  --------
Plan assets in excess of projected
  benefit obligation                                   11,343    19,898
Unrecognized net loss                                  12,308     4,216
Unrecognized prior service cost                         3,194     3,502
Unrecognized net asset at transition                  (14,130)  (16,700)
                                                    ---------  --------
Prepaid pension asset                               $  12,715  $ 10,916
                                                    =========  ========
                                                        For the Period
                                                       ----------------
                                                       1993  1992  1991
                                                       ----------------
Assumptions:
  Weighted average discount rate                         7%    8%    8%
  Rate of future compensation increases                  4%    5%    5%
  Long-term rate of return on plan assets               10%    9%    9%


      Activity related to pension plans of foreign affiliates of the Company were not significant during any year.

Other Retirement Plans
- ----------------------

Domestic employees not covered by collective bargaining agreements are eligible to participate in the Company's 401(k) savings plans. Under these defined contribution plans, the Company makes contributions to a trust based upon specified percentages of employee compensation, as well as matching percentages of certain amounts of voluntary employee contributions. Mattel's Personal Investment Plan covers employees of Mattel, Inc. The Fisher-Price, Inc. Matching Savings Plan which covers employees of Fisher-Price will be separately maintained for at least two years following the merger.

      The Company maintains an unfunded supplemental retirement plan which is an unqualified defined benefit plan covering certain key executives of Mattel, Inc. In addition, compensation deferral and excess benefit plans exist for certain officers and key employees of both Mattel, Inc. and Fisher-Price. For 1993, 1992 and 1991, the accumulated and vested benefit obligations and related expense of these plans were not significant.

      The Fisher-Price Profit Sharing and Retirement Savings Plan is maintained for the benefit of certain domestic employees. Effective in 1991, the plan was amended to discontinue further company contributions; however, participant accounts continue to be held pursuant to the plan's provisions.

Employee Stock Ownership Plan
- -----------------------------

In  January  1987,  an employee stock ownership plan (the  "ESOP")  was established for employees of IGI. The ESOP is a defined contribution plan satisfying the requirements of the Employee Retirement Income Security Act of 1974. A combination of dividends and cash contributions are paid by the Company in amounts sufficient for the plan to meet its current obligations. Payments to the ESOP for the years ended December 31, 1993 and December 31, 1992 were as follows (in thousands):

                                                         For the Year
                                                      -----------------
                                                       1993       1992
                                                      -----------------
Dividends on stock held by ESOP                       $4,900     $4,830
Company contribution to ESOP                              20         90
                                                      ------     ------
                                                       4,920      4,920
Interest on ESOP indebtedness                            189        388
                                                      ------     ------
Total payments to ESOP                                $5,109     $5,308
                                                      ======     ======

      In connection with the February 1992 merger, IGI convertible preferred stock held by the ESOP was exchanged for 35,723 shares of the Company's common stock and 864,293 shares of the Company's 12.5% Convertible Preference Stock, Series F. The Company must maintain the ESOP until August 1994 when the ESOP indebtedness will be paid in full, but shall terminate the ESOP no later than December 31, 2000.

Postretirement Benefits
- -----------------------

The Company maintains an unfunded postretirement benefit plan for domestic employees of Mattel, Inc. The plan provides for health care to retirees meeting certain age and years of service requirements, and consists primarily of medical and prescription benefits, Medicare Part B reimbursement and life insurance. The plan calls for the payment of premiums by the participants, which amounts are intended to fund the costs of the plan. The Company reimburses 100% of Medicare B premiums for current retirees as of July 1, 1993; the plan provides no reimbursement for employees retiring subsequent to that date. Life insurance coverage is provided for union hourly employees retiring with a pension.

      In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"), with immediate recognition of an actuarially-determined accumulated postretirement benefit obligation of $2.3 million for the Mattel, Inc. plan (based upon a discount rate of 8.0%, which was adjusted to 7.0% as of year end). The related charge of $1.4 million, after deferred income tax benefits of $0.9 million, was recognized in earnings as the cumulative effect of a change in accounting principle. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the Company's financial position and results of operations.

      Fisher-Price has an unfunded postretirement health insurance plan covering substantially all domestic employees hired prior to January 1, 1993. Existing retirees, employees who elected to retire before January 1, 1994 and employees whose age-plus-service was equal to 70 years by December 31, 1993 may continue, for their lifetime, participation in the Fisher-Price group health insurance plan at the same contribution rate as active employees. All other active employees who do not satisfy the criteria outlined above participate in a retiree medical account balance plan. An account was established, as of January 1, 1993, for each eligible employee, with a balance equal to $865 for each year of service, including past service, up to a maximum of 25 years of service. The account balance will become available upon a participant's retirement at age 55 or anytime thereafter with five years of service, and may be used to purchase benefits through the Fisher-Price health care insurance plan or through an outside insurance provider, and to pay for health care expenses not reimbursed by insurance or Medicare. If an employee terminates employment prior to satisfying the retirement criteria, the account balance is forfeited and no benefits are paid.

      In January 1993, Fisher-Price adopted the provisions of SFAS No. 106 by electing to amortize its unrecognized transition obligation over 20 years. Upon consummation of the merger, Fisher-Price's accounting methodology was conformed to that of the Company, and accordingly, a related $18.6 million charge, net of deferred income tax benefits of $10.7 million, was recognized in earnings as the cumulative effect of a change in accounting principle retroactively as of the 1993 first quarter. Details of the plan's accumulated benefit obligation and related expense recognized in the consolidated financial statements as of December 31, 1993 are as follows (in thousands):


Accumulated postretirement benefit obligation:
- ----------------------------------------------
    Retirees                                                    $19,367
    Fully eligible active employees                               4,359
    Other active employees                                        5,631
                                                                -------
                                                                $29,357
                                                                =======

Postretirement benefit cost:
- ----------------------------
    Service cost                                                $   475
    Interest cost                                                 1,999
                                                                -------
      Periodic postretirement benefit cost                        2,474
      Recognition of transition obligation                       29,357
                                                                -------
                                                                $31,831
                                                                =======

     In determining the $29.4 million transition obligation, a weighted-average discount rate of 7.0% was used. For participants below 65 years of age, the health care cost trend rate for expected claim costs was assumed to be 13.0% in 1993, declining to 5.5% by 1997 and remaining constant thereafter. For participants 65 years of age or older, the health care cost trend rate for expected claim costs was assumed to be 10.0% in 1993, declining to 5.5% by 1996 and remaining constant thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased the aggregate of service and interest cost for 1993 by approximately $0.3 million and increased the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $2.0 million.

Incentive Awards
- ----------------

The Company's Long-Term Incentive Plan is a variable compensation plan available to certain key executives of Mattel, Inc. Awards are determined annually based upon the performance of the Company over a three-year period. Pursuant to the Company's 1990 stock option plan, stock appreciation rights ("SAR") had been awarded in 1991 to certain key executives of Mattel, Inc. In February 1994, the SAR were converted into awards consisting of nonqualified stock options and cash, which amount is payable within the five-year period as established under the SAR program. At December 31, 1993 and 1992, $13.6 million and $1.8 million, respectively, were accrued for awards under these plans.

      The Company also has discretionary annual incentive compensation plans for officers and key employees of both Mattel, Inc. and Fisher-Price, Inc. based on the Company's performance and subject to certain approvals of the Board of Directors. At December 31, 1993 and 1992, $22.4 million and $17.2 million, respectively, were accrued for awards under these plans.

NOTE 5 - SEASONAL FINANCING AND LONG-TERM DEBT
- ----------------------------------------------

Seasonal Financing
- ------------------

The Company maintains and periodically revises or replaces a revolving credit agreement with a commercial bank group which is utilized to finance the working capital requirements of its domestic and certain foreign operations. The agreement in effect during 1993, which was recently renegotiated (see below), was amended in the first quarter of 1993 to increase the total facility to $350.0 million from $250.0 million. Within the total facility, up to $175.0 million was a standard revolving credit line available for either advances or letters of credit in support of commercial paper issuances. Interest was charged at alternate rates selected by the Company not greater than the prime rate charged by the agent bank, plus a commitment fee of 3/8 of one percent of the unused line available for advances and 1/2 of one percent of the amount utilized for standby letters of credit. The remaining $175.0 million was available for nonrecourse purchases of certain trade accounts receivable of the Company by the commercial bank group providing the credit line. During 1993, proceeds of $165.0 million were received by the Company as a result of accounts receivable purchases by the bank group. The agreement required the Company to comply with certain consolidated financial ratios and to maintain certain levels of income.

       To meet seasonal borrowing requirements of international operations in addition to amounts funded by proceeds of its revolving credit agreement, the Company negotiates individual financing arrangements, generally with the same groups of banks that provided credit in the prior year. Foreign credit lines total approximately $170.0 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout 1994 and believes available amounts will be adequate to meet its seasonal financing requirements.

      During 1993, Fisher-Price had available domestic and foreign seasonal credit lines totaling $175.0 million and $90.0 million, respectively. Upon consummation of the merger, the domestic credit line was repaid and terminated. During 1994, Fisher-Price's foreign credit lines will be terminated and its foreign operations will be financed by the Company's existing credit facilities.

      Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of such obligations are a reasonable approximation of their fair value. Information relating to the Company's domestic and foreign credit lines is summarized as follows (in thousands):

                                                  For the Year
                                         ------------------------------
                                           1993       1992       1991
                                         ------------------------------
Balance at end of year
  Domestic                               $      -   $      -   $      -
  Foreign                                       -     13,400     29,700

Maximum amount outstanding
  Domestic                                167,000    258,800    277,100
  Foreign                                  76,100    264,700    180,700

Average borrowing
  Domestic                                 45,100    114,300    107,600
  Foreign                                  55,100    156,300    101,800

Weighted average interest rate on
  average borrowing, computed monthly
  Domestic                                   3.5%       4.4%       6.3%
  Foreign                                    8.5%      11.2%      12.5%


      Effective in March 1994, the Company renegotiated its revolving credit agreement. The new agreement consists of unsecured facilities providing a total of $500.0 million in seasonal financing from the same group of commercial banks. The facilities provide for up to $250.0 million in advances and backup for commercial paper issuances ($125.0 million of which is a 364-day facility and the other $125.0 million is a 3-year facility), and up to an additional $250.0 million (a 3-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, the Company is to comply with certain consolidated financial covenants for debt-to-capital, interest coverage and tangible net worth levels.

Fisher-Price Term Loan
- ----------------------

The current portion of long-term liabilities as of December 31, 1993 includes $100.0 million of term indebtedness to insurance companies. The debt required quarterly interest payments at a rate of 10.69% per annum, and had a final maturity date of June 30, 2000. Following the merger, the Company reached an agreement with the lenders permitting prepayment of this obligation. The prepayment premium and write-off of unamortized issuance costs resulted in an extraordinary charge against earnings in the 1993 fourth quarter, net of an $8.8 million income tax benefit, of $14.7 million, or $0.08 per fully diluted share. At
December 31, 1992, the $98.5 million obligation outstanding, net of unamortized discounts, was included in term loans.

     In connection with this debt agreement, Fisher-Price had issued to the lenders detachable warrants allowing them to purchase shares of
Fisher-Price stock, subject to certain antidilution requirements. In November 1992, Fisher-Price repurchased from the holders warrants representing rights to 1,173,507 common shares (post-merger, post-split basis). As of the effective date of the merger, the Company agreed to assume Fisher-Price's obligations pursuant to the provisions of the warrants. The exercise of all outstanding warrants by the holders would result in delivery of approximately 1,075,880 shares of the Company's common stock at an exercise price of $7.45555 per share, after adjustment for the merger and five-for-four stock split. In addition, change-of-control provisions of the warrants allow the holders a six-month period from the merger date to elect to receive, in lieu of exercises for common shares, an amount in cash equal to the product obtained by multiplying the number of shares of common stock purchasable upon exercise by the highest closing market price of such shares, as reported on the NYSE Composite Tape during the period from August 19, 1993 through November 30, 1993, less the warrant exercise price. The Company has not received notification from holders as to their intentions with respect to exercise of the warrants.

ESOP Refinancing Notes Payable ("ESOP Notes")
- ---------------------------------------------

As of December 31, 1993, the current portion of long-term liabilities includes the remaining ESOP Notes of $3.5 million. The ESOP Notes, which are supported by letters of credit, are scheduled to mature in August 1994. The interest rate charged as of December 31, 1993 was 3.1%, representing 94.25% of LIBOR. Because the interest rate is adjusted monthly, the carrying amount of this obligation approximates its fair value.

6-7/8% Senior Notes
- -------------------

In August 1992, the Company issued $100.0 million aggregate principal amount of 6-7/8% Senior Notes maturing August 1, 1997. Interest is payable semiannually on the first day of February and August. The 6-7/8% Senior Notes may not be redeemed prior to maturity. Net proceeds from this issuance were used to reduce outstanding borrowings under the Company's domestic revolving credit line. Bid prices for each $1,000.00 par value of the 6-7/8% Senior Notes, as provided by one of the underwriters, were $1,041.80 and $975.02 as of December 31, 1993 and 1992, respectively.

6-3/4% Senior Notes
- -------------------

In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of each May and November, commencing on November 15, 1993. The 6-3/4% Senior Notes may not be redeemed prior to maturity. Net proceeds from this issuance were used in place of short-term borrowing for working capital purposes. At
December 31, 1993, the bid price for the 6-3/4% Senior Notes, as provided by one of the underwriters, was $1,025.32 based on a par value of $1,000.00.

8% Convertible Subordinated Debentures ("8% Debentures")
- --------------------------------------------------------

In March 1991, the Company issued $100.0 million aggregate principal amount of 8% Debentures, with a maturity date of March 15, 2001 and semiannual interest payments due on each March 15 and September 15. Proceeds from this issuance were used to redeem $62.5 million of preferred stock issued by a financing subsidiary and for general corporate purposes. The quoted prices provided by underwriters for the 8% Debentures as of December 31, 1993 and 1992 were $1,722.50 and $1,695.00, respectively, based on a par value of $1,000.00.

     The terms of the 8% Debentures provide for early redemption at the option of the Company at anytime on or after March 15, 1994. On February 9, 1994, the Company issued its Notice of Redemption to the holders. The redemption price is 104.571% of the principal amount, together with interest accrued to March 15, 1994, the final interest payment date. In lieu of redemption, holders may elect to convert the 8% Debentures into the Company's common stock at an conversion price of $12.83 per share. During the 1993 fourth quarter, holders tendered $24.3 million par value of the 8% Debentures for conversion into common shares.

Mortgage Note
- -------------

In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. The agreement requires monthly interest-only payments for the first 60 months of its term and monthly principal and interest payments of approximately $0.4 million thereafter, until its December 2005 maturity date. Interest is payable at 10.15% for the term of the agreement. The fair value of the mortgage note, estimated by discounting future cash flows at the interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $53.0 million and $54.0 million at December 31, 1993 and 1992, respectively.

Term Loans
- ----------

Term loans include foreign term loans and, as of December 31, 1992, the
Fisher-Price  long-term loan and the ESOP Notes.   Foreign  term  loans
primarily consist of an Indonesian loan of $6.0 million, secured by local assets and guaranteed by the Company. The loan, which matures in 1997, bears interest at the lending bank's short-term rate plus 1-3/4
percent.   Other foreign borrowings include $1.1 million  of  unsecured
Malaysian export financing revolving on a long-term basis under an open-ended term, bearing interest at 6.0%. The interest rates on foreign term borrowings are adjusted periodically, thus the carrying amount is a reasonable estimate of fair value.

Scheduled Maturities
- --------------------

The   aggregate  amounts  of  long-term  debt  and  capitalized   lease
obligations maturing in the next five years are as follows (in thousands):


        Senior and                       Capitalized
       Subordinated  Mortgage     Term       Lease
Year       Debt        Note       Loans   Obligations      Total
- ----------------------------------------------------------------

1994      $ 75,700   $     -   $107,900       $   200   $183,800
1995             -         -      2,600           200      2,800
1996             -       400      2,100         2,400      4,900
1997       100,000       500        600           100    101,200
1998             -       500          -           100        600


14-3/4% Subordinated Debentures
- -------------------------------

In July 1991, the Company redeemed its 14-3/4% Subordinated Debentures with a remaining principal amount of $99.1 million at 105.9% of par. The write-off of unamortized discount associated with the debt together with the early redemption premium resulted in an extraordinary charge of $4.5 million, net of an income tax benefit of $2.6 million.

Preferred Stock of Financing Subsidiary
- ---------------------------------------

In May 1991, a financing subsidiary of the Company exercised its option to redeem $62.5 million of its variable rate, asset-backed preferred stock held by unrelated investors. The write-off of unamortized issuance costs resulted in an extraordinary charge of $0.7 million.

NOTE 6 - SHAREHOLDERS' EQUITY
- -----------------------------

Preference Share Purchase Rights
- --------------------------------

In 1992, the Board of Directors approved an extension of the Company's Preference Share Purchase Rights plan. The rights may be exercised by their holders to purchase shares of the Company's Series E Junior Participating Preference Stock upon the occurrence of certain events, including the acquisition, or announcement of intended acquisition, of 20 percent or more of Mattel's common stock by a person or group of affiliated or associated persons. The rights are subject to adjustment in the event of stock dividends, stock splits or other changes in the Company's common stock, and will expire on February 17, 2002, unless the plan is further extended or the rights are earlier redeemed or exchanged by the Company.

Preferred and Preference Stock
- ------------------------------

The Company is authorized to issue 3,000,000 shares of $1.00 par value preferred stock and 20,000,000 shares of $0.01 par value preference stock. No preferred shares are outstanding and the Company has no current plan to issue any such shares.

      In February 1992, 1,500,000 shares of $0.01 par value preference shares were designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights to the Company's common shareholders. Series E shares are issuable only when rights become exercisable under the Preference Share Purchase Rights plan (see above).

     In connection with the IGI merger in February 1992, 864,293 shares of $0.01 par value preference stock were designated as 12.5%
Convertible Preference Stock, Series F, and issued to the IGI ESOP. Dividends are payable at the option of the Company and are cumulative. Additionally, when cash dividends are declared on the Company's common stock, Series F preference shares are entitled to participate in such distribution as if converted into common stock at that time. Each Series F share is convertible, at the option of the ESOP's trustee, into one and seven-eighths shares of Mattel common stock at any time up to 30 days after repayment of the ESOP note receivable, and into .683316 shares of common stock thereafter. The aggregate liquidation preference of the Series F shares as of December 31, 1993 was $30.3 million, or $39.056 per share reduced by the per share effect of ESOP debt outstanding.

Common Stock
- ------------

Concurrently with their approval of the Fisher-Price merger, shareholders of the Company voted to amend the Mattel, Inc. certificate of incorporation to increase the number of common shares authorized from 150,000,000 to 300,000,000 shares in order to accommodate issuance of common stock pursuant to the Fisher-Price merger, potential conversions of the 8% Debentures, future stock splits and for future awards pursuant to the Company's stock option plans.

Stock Options
- -------------

Under the Company's stock option plans, officers and other key employees may be granted nonqualified stock options, restricted stock awards and stock appreciation rights. Generally, options are exercisable contingent upon the grantees' continued employment with the Company, and in installments when permitted by the Board of Directors or its Compensation/Options Committee. As of December 31, 1993 and 1992 a total of 12,417,405 shares and 4,184,378 shares, respectively, of Mattel common stock were reserved for issuance under these plans.

      Nonqualified stock options are granted at not less than 100 percent of the fair market value of the Company's common stock on the date of award, and generally expire within ten years from date of grant. Restricted stock awards issued are subject to various restrictions. During the time period from the award date until the restrictions lapse, shares cannot be sold, assigned, pledged or otherwise encumbered by the recipients. As of December 1993, restricted stock awards granted to Mattel executives totaled 593,750 shares. The market value of these shares as of the date of grant is reflected as deferred compensation in shareholders' equity, and is being amortized over the restriction period which lapses on January 1, 1997.

      The following is a summary of stock option information for the Company's plans during the year:

                                              Options Outstanding
                                       -------------------------------
Nonqualified Plans                     Number (a)          Price (a)
- ----------------------------------------------------------------------
Outstanding at December 31, 1991       6,925,865      $ 2.77 to $12.90

  Granted                              2,045,324       11.33 to  19.60
  Exercised                           (1,939,523)       2.77 to  10.99
  Canceled                              (260,399)       3.63 to  17.67
                                      ----------
Outstanding at December 31, 1992       6,771,267        2.77 to  19.60

  Granted                              4,833,781       12.20 to  23.90
  Exercised                           (1,063,433)       2.77 to  19.60
  Canceled                              (547,723)       3.63 to  19.60
                                      ----------
Outstanding at December 31, 1993       9,993,892        2.77 to  23.90
                                      ==========

Options exercisable at:
  December 31, 1992 (b)                1,531,457
  December 31, 1993 (c)                4,218,697

(a) Number of options and prices reflect the retroactive effect of the Fisher-Price merger, a five-for-four stock split distributed in January 1994 and a three-for-two stock split distributed in June 1992.
(b) Average exercise price - $9.22 per share. Expiration dates vary from July 12, 1994 to July 20, 2002.
(c) Average exercise price - $14.03 per share. Expiration dates vary from July 12, 1994 to December 15, 2003.


      The Company's 1990 stock option plan provides that up to 1% of Mattel's outstanding common stock as determined on December 31 of the preceding year will be available for awards during each calendar year in which the plan is in effect. In connection with the Fisher-Price merger, shareholders approved the Board of Directors' recommendation of a one-time increase of 3,000,000 shares above the standard 1% limitation as set forth in the plan. The purpose of such increase was to accommodate the post-merger grant of awards to employees of Mattel and Fisher-Price as motivation for the successful integration and future operation of the combined business.

      The Fisher-Price Long-Term Incentive Plan of 1991 provided benefits for eligible participants in the form of stock options, stock appreciation rights, restricted stock, performance units and other awards as determined by the plan's administrative committee. Effective with the merger, all stock-based awards and benefits previously granted and outstanding under the plan became fully vested and, if not previously exercised, converted into rights to receive equivalent shares, as adjusted for the 1.275 merger exchange ratio, of Mattel common stock. Accordingly, 300,547 Fisher-Price restricted stock awards outstanding became fully vested; the remaining unamortized deferred compensation of $3.0 million was recognized in the fourth quarter of 1993.

Common Stock Repurchase Plan
- ----------------------------

In May 1990, the Board of Directors authorized a stock repurchase plan which initially provided for annual repurchases on the open market of up to one percent of the Company's common stock to fund the stock option plans. In May 1993, the Board expanded the repurchase program to permit the repurchase up to 10 million shares over the next four years. During 1993 and 1992, the Company purchased 2,080,000 and 1,436,000 shares, respectively. At the time of the five-for-four stock split in 1993 and the three-for-two stock split in 1992, the number of treasury shares was increased as a result of the splits by 520,194 shares and 582,661 shares, respectively. Shares repurchased, less 2,213,949 shares reissued in 1993 and 532,377 shares reissued in 1992, are included in treasury stock.

Common Stock Warrants - $6.25 Series
- ------------------------------------

Warrants to purchase 1,000,000 shares of the Company's common stock at $6.25 per share were exercisable until their July 13, 1991 expiration date; 910,000 warrants were exercised and 90,000 were repurchased from the holders. These share data do not reflect adjustment for the common stock splits, all of which occurred after the warrants' expiration date.

Dividends and Capital Transactions
- ----------------------------------

On November 30, 1993, the Board of Directors declared a five-for-four stock split on the Company's common stock, distributable on January 7, 1994 to shareholders of record as of December 17, 1993. Accordingly, $34.3 million was transferred from additional paid-in capital to common stock, representing the par value for additional shares issued, including the effect of the split on shares issued pursuant to the Fisher-Price merger. Similar transfers were made between paid-in capital and common stock in the amounts of $48.0 million and $17.7 million to reflect the respective declarations of a three-for-two stock split in May 1992 and a five-for-four stock split in October 1991.

      A regular quarterly cash dividend has been declared by the Board of Directors on the Company's common stock since the second quarter of 1990.

NOTE 7 - COMMITMENTS AND CONTINGENCIES
- --------------------------------------

Leases
- ------

The Company routinely enters into noncancellable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 1993 (in thousands):


                             Capitalized Leases        Operating Leases
                             ------------------        ----------------
1994                               $   800                  $ 29,000
1995                                   900                    26,300
1996                                 3,100                    21,400
1997                                   400                    14,700
1998                                   400                    13,500
Thereafter                          11,400                    25,100
                                   -------                  --------
                                    17,000 (a)               130,000
Less: Sublease commitments           1,000                       400
                                   -------                  --------
                                   $16,000                  $129,600
                                   =======                  ========

(a)  Includes $11.7 million of imputed interest.


      Rental expense under operating leases amounted to $33.8 million, $32.1 million and $21.3 million for 1993, 1992 and 1991, respectively, net of sublease income of $0.4 million, $2.8 million and $1.6 million.

      In connection with the discontinuance of certain operations in 1984, the Company remained obligated for a facility lease through 1998. The Company determined in April 1993 that it would not, upon the expiration of the sublease agreements, utilize such facility and made a lease termination payment to discharge its remaining obligations to the lessor. A net charge in the amount of $41.1 million, after related tax effects of $26.9 million, for the cost of the lease termination was charged to additional paid-in capital, consistent with the treatment accorded transactions which preceded the Company's 1987 quasi-reorganization.

Commitments
- -----------

In the normal course of business, the Company enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery and to obtain and protect the Company's right to create and market certain toys. Such arrangements include commitments for future inventory purchases and royalty payments pursuant to licensing agreements. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts.

      The Company has no significant exposure to credit risk in the event of nonperformance by any counterparty or group of counterparties to its outstanding commitments and foreign currency contracts. Market risk exposures exist with respect to foreign currency contracts to the extent that currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk through forecasting its future foreign currency positions and hedge requirements, by retaining flexibility with respect to currencies used for international borrowing arrangements and in the invoicing of transactions between international affiliates, and by varying the degree of coverage of individual foreign currency exposures, which may alternatively be left open, partially or fully hedged.

     Current and future commitments for guaranteed payments reflect the Company's focus on expanding its product lines through alliances with businesses in other industries, such as sporting goods and television and motion picture entertainment companies. The single largest commitment involves the Company's 1991 agreements with The Walt Disney Company. An extended licensing agreement permits the Company to use the Disney name and characters on preschool and infant products through 2001 and provides for the addition of certain other Disney characters and product lines to those previously licensed to the Company. In addition, a related ten-year agreement involves the Company's participation in attractions and toy stores at three Disney theme parks and the development of theme park toys.

      As of December 31, 1993, the Company had outstanding commitments for 1994 purchases of inventory of approximately $56.0 million. As of December 31, 1992, the Company had commitments for 1993 purchases of inventory of approximately $64.0 million. The licensing and related agreements provide for terms extending from 1994 through 2001 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                                               Minimum
                                                               Payments
                                                               --------
1994                                                           $ 37,000
1995                                                             37,000
1996                                                             36,000
1997                                                             38,000
1998                                                             38,000
Thereafter                                                      124,000
                                                               --------
                                                               $310,000
                                                               ========

      Royalty expense for the years ended December 31, 1993, 1992 and 1991 was $69.2 million, $50.2 million and $38.8 million, respectively, with increases in 1993 and 1992 attributable principally to the Disney license.

Foreign Currency Contracts
- --------------------------

The Company enters into foreign currency forward exchange contracts, swaps and options as hedges of inventory purchases, sales and various other intercompany transactions. At December 31, 1993, the Company and its foreign affiliates had outstanding forward contracts to purchase U.S. dollars and to sell Canadian, British and other European currencies to obtain U.S. dollars totaling $256.0 million in 1994. These contracts hedge $202.8 million of future inventory purchases and $53.2 million of intercompany borrowing and other intercompany transactions. Based on broker quotes, if the Company had entered into contracts involving the same currencies and maturity dates on December 31, 1993, it would have received $248.0 million in 1994. At December 31, 1992, the Company and its foreign affiliates had outstanding forward contracts totaling $273.0 million to purchase U.S. dollars and to sell Italian, British, French, Japanese, Australian and Canadian currencies to obtain U.S. dollars. If acquired on December 31, 1992, contracts for the same currencies and maturity dates would have totaled $258.6 million, based on broker quotes.

      At December 31, 1993, the Company held forward contracts to purchase $219.4 million in German, Malaysian, Italian, Hong Kong and other currencies. The contracts, which expire on various dates during 1994, hedge $127.6 million of future sales and $91.8 million of intercompany borrowings. Based on broker quotes, contracts for the same currencies and maturity dates would have purchased the equivalent of $222.7 million at 1993 year-end rates. At December 31, 1992, the Company held forward contracts to purchase $153.4 million in British, Hong Kong, Malaysian, Belgian and German currencies. Based on broker quotes, contracts for the same currencies and maturity dates acquired on December 31, 1992 would be worth the equivalent of $159.0 million at 1992 year-end rates.

      As of December 31, 1992, Fisher-Price held forward currency options involving British and Canadian currencies in the amount of
$35.2  million.   The  options, which hedged
future transactions and expired within twelve months, were purchased at a cost of $0.5 million and were valued at $1.5 million, based on broker quotes, as of December 31, 1992.

Letters of Credit
- -----------------

The Company had outstanding irrevocable letters of credit in the amount of $31.8 million and $22.5 million as of December 31, 1993 and 1992, respectively. These letters of credit, which have terms from one month to one year, collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit is estimated to be the same as the contract values based on the nature of the fee arrangements with the issuing banks.

Litigation
- ----------

The Company is involved in various litigation and other legal matters, including claims related to product liability and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 8 - FINANCIAL INFORMATION BY GEOGRAPHIC AREA
- -------------------------------------------------

The Company's business consists of the design, manufacture and marketing of toys on a worldwide basis. The Company's foreign operations are located principally in Europe, Canada, Latin America and the Far East. Consolidated liabilities of these subsidiaries were approximately $300.4 million, $311.3 million and $342.5 million at December 31, 1993, 1992 and 1991, respectively.

      The Company's toy products are sold throughout the world. Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. In the United States, toys are distributed directly to large retailers, including discount and free-standing toy stores, chain stores, department stores, other retail outlets, and to a limited extent, wholesalers. Internationally, the Company sells its products directly in Australia, Austria, the Benelux countries, Canada, Chile, France, Germany, Greece, Italy, Japan, Mexico, Scandinavia, Spain, Switzerland, the United Kingdom, and in certain areas of Eastern Europe and Asia. In addition to direct sales, the Company's products are marketed principally through distributors in Central and South America, the Middle East and Southeast Asia. In 1994, the Company will begin selling its products directly in Argentina, Portugal and Venezuela through newly established offices. The Company also licenses some of its products to other manufacturers for sale in Brazil and other Latin American countries. In the fourth quarter of 1993, the Company's distributorship agreement for Nintendo products in Australia was terminated. The Company ceased distribution of Nintendo products in Canada and Italy during the first and third quarters of 1992, respectively.

      The Company's worldwide sales to Toys R Us and Wal-Mart, the only customers accounting for more than 10% of 1993 consolidated net sales, were $598.7 million and $277.3 million, respectively. At December 31, 1993, accounts receivable from Toys R Us and Wal-Mart were $156.8 million and $63.2 million, respectively. In 1992 and 1991, worldwide sales to Toy R Us, the only customer accounting for more than 10% of consolidated net sales, were $466.4 million and $289.9 million, respectively. At December 31, 1992, accounts receivable from Toys R Us and Wal-Mart were $114.4 million and $69.6 million, respectively.

      Information by geographic area is set forth in the tables below. Profit from operations represents income before income taxes, interest expense and general corporate expenses. Sales between geographic areas are based upon transfer prices which include manufacturing cost and profit.


                                             Profit From   Identifiable
(In thousands)                  Net Sales    Operations       Assets
- -----------------------------------------------------------------------

1993
- ----

United States                  $1,873,249    $  187,923      $  718,688
Europe and Canada                 908,030        68,270         545,406
Far East and Latin America        993,001        96,924         290,759
                               ----------    ----------      ----------
                                3,774,280       353,117       1,554,853
Sales and transfers between
  geographic areas (a)         (1,069,832)            -               -
Interest expense                        -       (62,614)              -
Corporate and other                     -       (53,857)        445,224
                               ----------    ----------      ----------
Consolidated total             $2,704,448    $  236,646      $2,000,077
                               ==========    ==========      ==========
1992
- ----

United States                  $1,612,174    $  226,193      $  712,309
Europe and Canada                 861,462        95,480         504,331
Far East and Latin America        844,917        66,461         286,185
                               ----------    ----------      ----------
                                3,318,553       388,134       1,502,825
Sales and transfers between
  geographic areas (a)           (755,028)            -               -
Interest expense                        -       (68,716)              -
Corporate and other                     -       (36,473)        209,850
                               ----------    ----------      ----------
Consolidated total             $2,563,525    $  282,945      $1,712,675
                               ==========    ==========      ==========
1991
- ----

United States                  $1,073,272    $  162,584      $  582,732
Europe and Canada                 784,072        93,551         581,230
Far East and Latin America        793,930        66,115         245,986
                               ----------    ----------      ----------
                                2,651,274       322,250       1,409,948
Sales and transfers between
  geographic areas (a)           (604,785)            -               -
Interest expense                        -       (64,334)              -
Corporate and other                     -       (43,590)        154,884
                               ----------    ----------      ----------
Consolidated total             $2,046,489    $  214,326      $1,564,832
                               ==========    ==========      ==========

(a) Primarily from the Far East and Latin America to other regions of the world.


NOTE 9 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- ----------------------------------------------------

Due to seasonality of the Company's earnings, exclusion of antidilutive common stock equivalents in certain periods and fluctuation in the Company's common stock price, the sum of income per share amounts reported for each of the four quarters may not equal income per share reported for the full year.


                                                 First      Second       Third      Fourth
(In thousands, except per share amounts)        Quarter     Quarter     Quarter     Quarter
- -------------------------------------------------------------------------------------------
Year Ended December 31, 1993 (a)
- --------------------------------

Net sales                                      $477,184    $576,618    $896,732    $753,914
Gross profit                                    226,703     287,150     462,576     384,549
Advertising and promotion expenses               68,489      83,390     139,392     135,427
Other selling and administrative expenses       117,430     121,789     137,523     131,363
Integration and restructuring charge (b)              -           -           -     115,000
Other expense, net                                  560       3,819       5,378       2,158
Operating profit (c)                             40,224      78,152     180,283         601
Income before taxes, extraordinary item
  and accounting changes                         27,015      63,223     163,370     (16,962)
Extraordinary item - debt retirement                  -           -           -     (14,681)
Cumulative effect of changes in accounting
  principles                                     (4,022)          -           -           -
Net income                                       14,458      40,770     104,656     (42,676)
Preference stock dividend requirements           (1,224)     (1,223)     (1,224)     (1,223)
Net income applicable to common shares           13,234      39,547     103,432     (43,899)
Primary income per share (d):
  Income before extraordinary item and
    accounting changes                            $0.10       $0.23       $0.61      ($0.17)
  Net income                                       0.08        0.23        0.61       (0.26)
  Average number of common and common
    equivalent shares                           171,254     170,685     170,609     170,647
Fully diluted income per common share (d):
  Income before extraordinary item and
    accounting changes                            $0.10       $0.23       $0.58      ($0.17)
  Net income                                       0.08        0.23        0.58       (0.26)
  Average number of common and common
    equivalent shares                           180,699     180,285     180,335     169,640
Dividends declared per common share (d)          $0.040      $0.048      $0.048      $0.048
Common stock market price (d)
  High                                           $23.10      $21.10      $22.80      $24.60
  Low                                             16.40       17.10       18.50       21.50

Year Ended December 31, 1992 (a)
- --------------------------------

Net sales                                      $476,889    $562,433    $797,197    $727,006
Gross profit                                    224,393     279,883     407,845     357,645
Advertising and promotion expenses               66,933      78,078     121,084     137,322
Other selling and administrative expenses       110,540     129,621     129,961     131,482
Other expense (income), net                       4,860       4,753       4,190        (719)
Operating profit (c)                             42,060      67,431     152,610      89,560
Net income                                       18,495      32,299      84,436      49,611
Preferred and preference stock dividend
  requirements                                   (1,388)     (1,179)     (1,206)     (1,206)
Net income applicable to common shares           17,107      31,120      83,230      48,405
Primary income per share (d):
  Net income                                      $0.10       $0.18       $0.48       $0.28
  Average number of common and common
    equivalent shares                           173,736     173,418     173,465     172,648
Fully diluted income per share (d):
  Net income                                      $0.10       $0.18       $0.46       $0.27
  Average number of common and common
    equivalent shares                           183,293     183,030     183,075     182,228
Dividends declared per common share (d)          $0.026      $0.040      $0.040      $0.040
Common stock market price (d)
  High                                           $18.87      $20.60      $20.60      $21.60
  Low                                             15.87       15.80       16.90       17.70


(a) Financial information for all quarters reflects the retroactive effect of the November
    1993 merger, accounted for as a pooling of interests, with Fisher-Price.
(b) The nonrecurring charge represents transaction, integration and restructuring costs related to the Fisher-Price merger.
(c) Represents income from operations before interest expense and provision for income taxes.
(d) Per share information and market prices for all periods reflect the retroactive effect of stock splits distributed to shareholders in January 1994 and June 1992 and the
    November 1993 merger with Fisher-Price.

NOTE 10 - SUPPLEMENTAL FINANCIAL INFORMATION
- --------------------------------------------

                                                 As of Year-End
                                                ----------------
(In thousands)                                   1993      1992
- ----------------------------------------------------------------
Inventories include the following:

     Raw materials and work in process        $ 50,927  $ 59,018
     Finished goods                            169,066   179,877
                                              --------  --------
                                              $219,993  $238,895
                                              ========  ========

Prepaid expenses and other current
  assets include the following:

    Deferred income taxes                     $101,776  $ 29,151
                                              ========  ========

Accrued liabilities include the following:

    Integration and restructuring charge      $ 94,774  $      -
    Advertising and promotion                   80,396    86,306
    Compensation                                58,582    48,590
    Royalties                                   25,917    16,808
    Other                                      138,131   115,466
                                              --------  --------
                                              $397,800  $267,170
                                              ========  ========

                                               For the Year
                                         -----------------------
(In thousands)                           1993     1992     1991
- ----------------------------------------------------------------
Selling and administrative expenses
  include the following:

    Research and development           $75,415  $76,619  $55,510
    Provision for doubtful accounts      4,169   21,665    6,560


Statement of Cash Flows
- -----------------------

For the years ended December 31, 1993, 1992 and 1991, cash paid for interest totaled $76.1 million, $67.8 million and $62.1 million, respectively. Cash paid for incomes taxes in each of the three years was $55.7 million, $72.5 million and $52.5 million, respectively.

       Significant noncash investing, financing and operating activities during 1993 were as follows:

     - The November 1993 merger with Fisher-Price in a stock-for-stock transaction neither used nor provided cash (see Note
       2). The Company's consolidated financial statements, consistent with pooling of interests accounting treatment, reflect retroactive restatement for the effects of the merger. Accordingly, the assets and liabilities of Fisher-Price and the changes in shareholders' equity as a result of the merger are included in the combined consolidated financial statements as of July 1, 1991, but are not includable as of December 1990 while Fisher-Price was a division of The Quaker Oats Company. Because the merger transaction neither provided nor used cash with respect to the combined companies, the effect of consolidating financial statement balances as of July 1, 1991 is not reflected in the statements of cash flows.

     - Conversions by holders of $24.3 million aggregate par value of the 8% Debentures during the 1993 fourth quarter resulted in the issuance of 1,896,580 shares (post-split basis) of the Company's common stock from its treasury.

     - The effects of changes in accounting principles related to the Company's adoption of Statements of Financial Accounting Standards Nos. 106 and 109 in the 1993 first quarter neither provided nor used cash, and accordingly, have been excluded from the statement of cash flows.

NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS
- ---------------------------------------

Postemployment Benefits
- -----------------------

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", is effective for fiscal years beginning after December 15, 1993. This statement addresses the treatment of costs related to postemployment plans not already accounted for under SFAS Nos. 87 or 106, and requires that employers who provide benefits to former or inactive employees after employment, but before retirement, account for such costs on an accrual basis rather than as expenditures are made. The Company's practice has been to accrue its obligation for such benefits when circumstances indicate it is probable a liability has been incurred and the amount or range of amounts are reasonably estimable. Therefore, there will be no effect on the Company's financial position and results of operations as a result of this pronouncement.

Charitable Contributions
- ------------------------

Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made", was issued in June 1993. The statement, which is effective for fiscal years beginning after December 15, 1994, provides that contributions received or made, including unconditional promises for such gifts, be recognized in the periods received or made at their fair values. The Company supports the Mattel Foundation with annual cash contributions which currently are accrued monthly in the year of the pledge. Thus, the statement will have no effect on the Company's results of operations or amount of expense recognized in any year, only the timing of recognition with respect to interim periods.

                     Mattel, Inc. and Subsidiaries

      MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING
      -----------------------------------------------------------



Management is responsible for the preparation of the Company's consolidated financial statements and the related financial and nonfinancial information appearing in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of management, present fairly the Company's financial position, results of operations and cash flows. The financial statements necessarily contain some amounts that are based on the best estimates and judgments of management.

     The Company maintains accounting and internal control systems which management believes are adequate to provide reasonable assurance, in relation to reasonable cost, as to the integrity and reliability of the financial statements and as to protection of assets from unauthorized use or disposition. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and a program of internal audit are important elements of these control systems.

      The Company's internal auditors are directed to examine the adequacy and effectiveness of the Company's system of internal accounting, administrative and operational controls. They conduct formal and systematic reviews to determine that operations are adequately controlled and to assure that assets are effectively safeguarded.

      The Board of Directors has appointed an audit committee, composed entirely of nonemployee directors. The committee meets regularly with financial management, internal auditors and the independent accountants to review accounting control, auditing and financial reporting matters.

      Price Waterhouse, independent accountants, are retained to audit the Company's consolidated financial statements. Their report on their audits of the accompanying financial statements is shown herein. This report states that the audits were made in accordance with generally accepted auditing standards. These standards do not include a study and evaluation of internal control for the purpose of expressing an opinion thereon but do include a study and evaluation for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of these consolidated financial statements.




/s/ Michael G. McCafferty
- -------------------------
Michael G. McCafferty
Executive Vice President and Chief Financial Officer


                     Mattel, Inc. and Subsidiaries

                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------

To the Board of Directors and Shareholders of Mattel, Inc.

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1992 and 1991 financial statements of Fisher-Price, Inc. and its subsidiaries, which statements reflect total assets of $455,198,000 at January 3, 1993 and total net sales of $693,951,000 and $372,994,000 for the periods ended January 3, 1993 and December 29, 1991, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Fisher-Price, Inc. and its subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

      As discussed in Notes 3 and 4 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions in 1993.


/s/ Price Waterhouse
- --------------------
Los Angeles, California
February 8, 1994

                         Mattel, Inc. and Subsidiaries

                            DIRECTORS AND OFFICERS
                            ----------------------

Board of Directors
- ------------------
  John W. Amerman (1)           Chairman and Chief Executive Officer,
                                  Mattel, Inc.

  Jill E. Barad                 President and Chief Operating Officer,
                                  Mattel, Inc.

  Dr. Harold Brown (4)          Senior Managing Director, E.M. Warburg, Pincus &
                                  Co., Inc.

  James A. Eskridge             President, Fisher-Price, Inc.

  Tully M. Friedman (1)(3)      Co-Managing Partner, Hellman & Friedman

  Ronald J. Jackson             Former Chairman, President and Chief Executive
                                  Officer, Fisher-Price, Inc.

  E. Robert Kinney              Former President and Chief Executive Officer,
                                  General Mills, Inc.

  Ronald M. Loeb (3)            Partner, Irell & Manella

  Edward H. Malone (1)(2)(4)    Retired Vice President, General Electric Co.

  John H. Mullin III            Chairman, Ridgeway Farm, Inc.

  Edward N. Ney                 Chairman of the Board of Advisors,
                                  Burson-Marsteller

  William D. Rollnick (1)(2)(3) Chairman, Genstar Rental Electronics, Inc.

  John L. Vogelstein (1)(2)(3)  Vice Chairman and Director, E.M. Warburg,
                                  Pincus & Co., Inc.

  Lindsey F. Williams (4)       President, Mattel International

  (1) Member, Executive/Finance Committee, John L. Vogelstein, Chairman
  (2) Member, Compensation/Options Committee, John L. Vogelstein, Chairman
  (3) Member, Audit Committee, William D. Rollnick, Chairman
  (4) Member, Pension Committee, Edward H. Malone, Chairman


Executive Officers
- ------------------
  John W. Amerman               Chairman and Chief Executive Officer

  Jill E. Barad                 President and Chief Operating Officer

  James A. Eskridge             President, Fisher-Price, Inc.

  Joseph C. Gandolfo            President, Mattel Operations

  Lindsey F. Williams           President, Mattel International

  Michael G. McCafferty         Executive Vice President and Chief Financial
                                  Officer

  E. Joseph McKay               Senior Vice President, Human Resources and
                                  Administration

  N. Ned Mansour                Senior Vice President, General Counsel and
                                  Secretary

  Gary P. Rolfes                Senior Vice President and Controller

  William Stavro                Vice President and Treasurer


                  Mattel, Inc. and Subsidiaries

                      CORPORATE INFORMATION
                      ---------------------

Transfer      Mattel, Inc. Common Stock
Agent and     The First National Bank of Boston
Registrar     Shareholder Services Division
              150 Royall Street, Canton, Massachusetts  02021 or
              P.O. Box 644, Boston, Massachusetts  02102
              Telephone: 617-575-2900

              Mattel, Inc. 12.5% Convertible Preference Stock,
              Series F
              Mattel, Inc.
              333 Continental Boulevard
              El Segundo, California  90245

Note          Mattel, Inc. 6-3/4% Senior Notes due May 15, 2000
Trustees      PNC Bank, N.A.
              One Oliver Plaza, 23rd Floor
              Pittsburgh, Pennsylvania  15265

              Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
              The First National Bank of Boston
              150 Royall Street, Mail Stop 540215
              Canton, Massachusetts  02021 or
              P.O. Box 1618, Boston, Massachusetts  02105

Stock         Mattel, Inc. Common Stock and
Exchange      Mattel, Inc. Preference Share Purchase Rights
Listings      New York and Pacific Stock Exchanges

              Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
              New York Stock Exchange

Common        As of March 1, 1994, there were approximately 45,000
Shareholders  holders of record of Mattel, Inc. Common Stock

Annual        The Annual Meeting of Shareholders will be held May
Meeting       11, 1994, at 10:00 a.m. in the Manhattan Ballroom of
              the Radisson Plaza Hotel, Manhattan Beach, California

Form 10-K     Mattel's Annual Report to the Securities and
              Exchange Commission on Form 10-K for the year ended
              December 31, 1993, is available upon request by
              writing to the Secretary of the Company, 333
              Continental Boulevard, El Segundo, California  90245

Trademark     Disney characters: [copyright] The Walt Disney Company.
Legends       Happy Meal Magic is a trademark of McDonald's Corporation.
              Nickelodeon is licensed for use by MTV Networks, a
              division of Viacom International, Inc.  Polly Pocket
              and Mighty Max are trademarks owned by Bluebird Toys
              (UK) Ltd., England.

              [copyright] 1994 Mattel, Inc.
              All Rights Reserved
              Printed in USA