Form 10-K, Exhibit 13
period 1994-12-31
MATTEL INC /DE/
filed 1995-03-22
CIK 63276

                                                                   Exhibit 13.0


                          CONTENTS
                          --------
               Mattel, Inc. and Subsidiaries


                    FINANCIAL INFORMATION
                    ---------------------


  Five-Year Financial Summary                         Page 26



  Management's Discussion and Analysis of Financial
    Condition and Results of Operations               Page 27



  Consolidated Financial Statements                   Page 32



  Notes to Consolidated Financial Statements          Page 37



  Management Report on Responsibility for Financial   Page 51
    Reporting



  Report of Independent Accountants                   Page 51


                    CORPORATE INFORMATION
                    ---------------------


  Directors and Officers                              Page 52



  Corporate Information                               Page 53

                                        FIVE-YEAR FINANCIAL SUMMARY
                                        ---------------------------
                                       Mattel, Inc. and Subsidiaries

                                                                                For the Year (a)(b)
                                                            ----------------------------------------------------------
(In thousands, except per share and percentage information)    1994        1993        1992        1991        1990
- ----------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                   $3,205,025  $2,704,448  $2,563,525  $2,046,489  $1,497,312
Gross profit                                                 1,601,503   1,326,267   1,239,308     973,402     716,153
  % of net sales                                                   50%         49%         48%         48%         48%
Operating profit before restructuring and
  integration charges (c)                                      521,081     414,260     351,661     278,660     193,411
  % of net sales                                                   16%         15%         14%         14%         13%
Restructuring and integration charges (d)                       72,000     115,000           -           -           -
Income before income taxes, extraordinary item
  and cumulative effect of changes in
  accounting principles                                        393,632     236,646     282,945     214,326     143,482
Provision for income taxes                                     137,800     100,735      98,104      80,288      47,900
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                                        255,832     135,911     184,841     134,038      95,582
Extraordinary item - loss on debt retirement                         -     (14,681)          -      (5,236)          -
Cumulative effect of changes in accounting principles                -      (4,022)          -           -           -
Net income                                                     255,832     117,208     184,841     128,802      95,582

Income Per Common Share (e):
Income before extraordinary item and cumulative effect
  of changes in accounting principles
  Primary                                                         1.12        0.62        0.84        0.71        0.60
  Fully diluted                                                   1.11        0.60        0.81        0.69        0.59
Net income
  Primary                                                         1.12        0.53        0.84        0.68        0.60
  Fully diluted                                                   1.11        0.52        0.81        0.66        0.59
Dividends declared per common share (e)                           0.19        0.15        0.12        0.07        0.03
- ----------------------------------------------------------------------------------------------------------------------
                                                                                As of Year End (a)(b)
                                                            ----------------------------------------------------------
(In thousands)                                                 1994        1993        1992        1991        1990
- ----------------------------------------------------------------------------------------------------------------------
Financial Position:
Cash and marketable securities                              $  259,681  $  523,581  $  327,807  $  290,750  $  204,349
Accounts receivable, net                                       762,024     580,313     538,444     467,266     266,424
Inventories                                                    339,143     219,993     238,895     225,411     152,134
Total assets                                                 2,459,026   2,000,077   1,712,675   1,564,832     968,688
Notes payable                                                        -           -      13,401      29,733       1,000
Long-term liabilities                                          457,455     398,939     434,930     353,575     229,070
Shareholders' equity                                         1,085,690     817,809     748,356     664,254     336,586
- ----------------------------------------------------------------------------------------------------------------------

(a) Consolidated financial information for 1993, 1992 and 1991 has been restated retroactively for the effects of the November 1993 merger, accounted for as a pooling of interests, with Fisher-Price.  The results of operations and financial position of Fisher-Price are excluded from periods prior to July 1, 1991, when its business was operated as a division of The Quaker Oats Company (Note 7).
(b) The Company's financial reporting year ended on December 31 for years 1991 through 1994 and on the last
    Saturday of December for 1990.
(c) Represents income from operations before restructuring charges, interest expense and provision for income taxes.
(d) In 1994, amount represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.  In 1993, the nonrecurring charge represents transaction, integration and restructuring costs related to the merger with Fisher-Price.
(e) Per share data reflect the retroactive effect of stock splits distributed to shareholders in January 1995 and 1994, June 1992 and November 1991 and the mergers with Fisher-Price and IGI in 1993 and 1992, respectively.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             -------------------------------------------------
                    CONDITION AND RESULTS OF OPERATIONS
                    ----------------------------------
                       Mattel, Inc. and Subsidiaries


This analysis should be read in conjunction with the consolidated financial statements which begin on page 32.

     Mattel's financial performance reflects the Company's solid growth in 1994, demonstrating continued strength in its core brands, as well as incremental volume provided through expansion of its international marketing and distribution network and increased manufacturing efficiency. The Company's long-term business strategies have resulted in another record year for sales and earnings, with net sales for 1994 of $3.2 billion and net income for 1994 of $255.8 million. Mattel's merger with Fisher-Price, Inc. ("Fisher-Price") completed in the fourth quarter of 1993, and the recent acquisitions of the Kransco business and J.W. Spear & Sons PLC ("Spear"), completed in the second and third quarters of 1994, respectively, should continue to enhance the Company's position as a worldwide leader in the manufacturing and marketing of children's toys.

     Core brands, which historically have provided the Company with relatively stable growth, include BARBIE doll products, FISHER-PRICE toys and juvenile products, Disney-licensed toys, HOT WHEELS vehicles and playsets, large dolls, preschool toys including SEE 'N' SAY toys, and the UNO and SKIP-BO card games. The Company's acquisitions of Kransco and Spear have provided Mattel with additional core consumer franchises represented by the POWER WHEELS line of battery-powered, ride-on vehicles and the rights to the SCRABBLE game in markets outside of the United States and Canada.

RESULTS OF OPERATIONS
- ---------------------

The following is a percentage analysis of operating results for the past three years:

                                                For the Year
                                     ----------------------------------
                                        1994        1993        1992
- ----------------------------------   ----------  ----------  ----------
Net sales                                  100%        100%        100%
                                     ==========  ==========  ==========
Gross profit                                 50          49          48
Advertising and promotion
  expenses                                   16          16          16
Other selling and administrative
  expenses                                   17          18          18
Restructuring and integration
  charges                                     2           4           -
Other expense, net                            1           -           -
                                     ----------  ----------  ----------
Operating profit                             14          11          14
Interest expense                              2           2           3
                                     ----------  ----------  ----------
Income before income taxes,
  extraordinary item and changes
  in accounting principles                  12%          9%         11%
                                     ==========  ==========  ==========

1994 COMPARED TO 1993
- ---------------------

Net sales increased $500.6 million or 19% over 1993, reflecting strong growth in worldwide sales of core products, as well as POLLY POCKET toys, Nickelodeon-licensed toys, and MIGHTY MAX action figures. Added volume was also generated by the acquisitions of Kransco and Spear, which contributed $178.7 million in the aggregate to net sales during 1994. Excluding the Kransco and Spear acquisitions, the Company's worldwide net sales increased $321.9 million or 12%.

     Worldwide sales of core products represented 84% of total revenues in 1994 compared to 86% for the prior year, largely as a result of strong non-core product sales. Core brand sales increased 16% over the prior year, with gross sales of BARBIE and BARBIE-related products exceeding $1.1 billion in volume. Sales of Disney-licensed products, led by toys connected with "The Lion King" motion picture, increased by 33% to $441.9 million. Fisher-Price contributed $828.2 million to gross sales in 1994 compared to $747.9 million in 1993, and HOT WHEELS brand sales grew by 18% over 1993 volumes. These increases were partially offset by a continuing decline in sales in the large doll segment, which were 27% below the prior year volume.

     Sales to customers in the United States were 59% of 1994 consolidated revenues compared to 60% in the prior year. In total, domestic sales increased 17%, partially attributable to incremental volume generated from the acquisition of Kransco, which represented 6% of the Company's domestic sales for 1994. Total international sales increased 20% compared to 1993, including the $24.0 million favorable effect of the weakening of the U.S. dollar relative to last year. At constant foreign currency exchange rates, sales outside the United States grew 19%.

     Gross profit as a percentage of net sales increased one percentage point to 50%, primarily due to higher sales volume, improved product mix and synergies realized as a result of the integration of Fisher-Price. Advertising and promotion expenses increased slightly as a percentage of net sales; however, spending increased $89.8 million in support of the growth in sales volume, new product introductions, further development of markets internationally and the acquisitions of Kransco and Spear, which contributed $16.3 million to the advertising growth. As a percentage of net sales, other selling and administrative expenses decreased from 18% to 17%, reflecting the Company's ongoing efforts to manage expense growth relative to revenue growth. In total, selling and administrative expenses increased by $63.0 million mainly due to the acquisitions of Kransco and Spear, which contributed $22.1 million to the increase. Other expense, net, increased $15.6 million, primarily due to the effect of the Mexican peso devaluation in the fourth quarter and higher goodwill amortization arising from the Kransco and Spear acquisitions in 1994, partially offset by higher 1993 charges related to losses on sales of fixed assets.

     Interest expense decreased $7.2 million over the prior year as a result of the prepayment of Fisher-Price's 10.69% term loan, and interest savings generated by the conversion of the 8% Debentures to common stock during the 1994 first quarter, partially offset by increased seasonal borrowings to finance the acquisitions of Kransco and Spear.

     In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. After related tax effects, the net $46.8 million charge impacted 1994 earnings by $0.21 per share on a fully diluted basis. In the 1993 fourth quarter, the Company reported a $115.0 million pre-tax charge against continuing operations in connection with its merger with Fisher-Price. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.40 per share on a fully diluted basis.

     The restructuring charges in 1994 included approximately $36 million related to severance costs from elimination of approximately 1,000 positions, $15 million of restricted stock awards that related to the Fisher-Price integration, $14 million for termination of various distribution and lease agreements, $4 million for the writedown of fixed assets to their net realizable value in connection with the elimination of excess manufacturing capacity, and other costs of $3 million.

     Although no assurance can be given, the Company anticipates the restructuring will provide pre-tax cost savings of approximately $25 million during 1995, principally as a result of creating efficiencies and eliminating redundancies. Available cash reserves and cash flow generated from normal business operations will fund the costs of the restructuring, with no adverse impact expected on the Company's future liquidity, revenues or financial position. It is anticipated that substantially all amounts related to the restructuring will be expended during 1995.

     As of December 31, 1994, the integration and restructuring activity provided for by the 1993 charge was substantially complete and amounts previously accrued had been paid. The cost savings realized by the Company as a result of the consolidation of facilities and related staff reductions were comparable to the anticipated $45 million, and the type and amount of charges actually incurred approximated the amounts included in the provision.

     The 1993 fourth quarter included an extraordinary net-of-tax charge of $14.7 million resulting from prepayment of Fisher-Price's 10.69% term loan.

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

     Worldwide sales of core products represented 86% of total revenues for both 1993 and 1992. In total, core brand sales increased 6% over the prior year, with sales of BARBIE products exceeding $1.0 billion in volume. Fisher-Price sales totaled $747.9 million in 1993 compared to $725.0 million in 1992. Die-cast sales increased 24% and Disney-licensed product sales were 19% higher than year-ago levels. These increases were partially offset by a continuing decline in the large doll segment, which was 29% below the prior year. Domestic sales grew 7%, and represented 60% of worldwide gross revenues in 1993 compared to 59% in the prior year. Sales internationally increased 4%, reflecting the unfavorable impacts of foreign currency translation and the terminations of the distributorship agreements for Nintendo products. At constant rates of exchange, international revenues increased 15% over the prior year. Excluding Nintendo, international sales grew 10% over 1992, or by 21% at constant rates of exchange.

     As a percentage of net sales, gross profit increased one percentage point due to higher sales volume and an improved product mix. Advertising and promotion expenses, while constant as a percentage of net sales, increased $23.3 million over 1992 levels in support of increased sales of core brands and new product introductions. The Company's expansion of its marketing operations and manufacturing facilities resulted in a net increase in other selling and administrative expenses of $2.2 million as compared to the prior year, which included the effect of a $15.0 million pre-tax charge to the provision for doubtful accounts related to the bankruptcy of Child World and deteriorating financial condition of Lionel Leisure. Other expense, net, decreased slightly, principally as a result of gains on foreign currency transactions which were partially offset by amortization of goodwill and losses on routine dispositions of fixed assets.

     Interest expense decreased $6.1 million or 9%, reflecting a general decline in interest rates and lower levels of short-term bank borrowing, partially offset by interest on the 6-7/8% Senior Notes issued in August 1992 and the 6-3/4% Senior Notes issued in May 1993.

     In the 1993 fourth quarter, the Company recognized a $115.0 million pre-tax charge against continuing operations in connection with its merger with Fisher-Price. Of the total, approximately $17 million represented transaction costs of the merger, including investment banking, legal, accounting and related costs, and $30 million was related to the severance of key Fisher-Price executives. Following the merger, the Company commenced restructuring and integrating certain of the domestic and international business operations of the entities. Of the estimated integration and restructuring costs of $68 million, approximately $13 million represented writedowns of fixed assets in connection with the elimination of duplicative administration and plant facilities. The remainder represented expenditures related to the combination of the entities' worldwide business operations, including staff reductions and outplacement expenses, costs of terminating contracts with lessors and distributors and fees paid to consultants in connection with the integration and restructuring process. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.40 per share on a fully diluted basis.

     Following the merger, the Company negotiated an agreement with the lenders to permit prepayment of Fisher-Price's 10.69% term loan. The prepayment resulted in an extraordinary net-of-tax charge in the 1993 fourth quarter of $14.7 million, or $0.06 per fully diluted share, for the prepayment premium and write-off of unamortized issuance costs.

INCOME TAXES
- ------------

The effective income tax rates for 1994 and 1993 were 35.0% and 42.6%, respectively. The decrease in the effective rate for 1994 resulted from a reduction in nondeductible restructuring costs, increased taxable income earned in locations with relatively lower tax rates, and an increase in the U.S. tax benefit of foreign tax credits associated with dividends from subsidiaries located in higher tax rate countries.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which replaced
                              ---------------------------
Statement No. 96. Upon adoption, a deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign tax credit and alternative minimum tax credit carryovers resulting from activities prior to the quasi-reorganization. The benefit of $16.0 million (or $0.07 per fully diluted share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle. The remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the quasi-reorganization.

FINANCIAL POSITION
- ------------------

The Company's financial position remained strong in 1994 as a result of its profitable operating results. At December 31, 1994, the Company's cash position, including marketable securities, was $259.7 million, compared to $523.6 million as of the prior year. The decrease was primarily due to the acquisitions of Kransco and Spear, and the prepayment of Fisher-Price's long-term debt in January 1994, partially offset by the issuance of $110.5 million of Medium-Term Notes in the 1994 fourth quarter and cash generated from increased sales activity. The Company's working capital remained strong at $627.6 million.

     Accounts receivable increased $181.7 million over the prior year level, reflecting increases in fourth quarter sales volume, as well as the addition of Kransco and Spear receivables totaling $76.8 million. Inventories increased 54% compared to the prior year, which includes a combined $26.2 million increase as a result of the Kransco and Spear acquisitions, as well as new affiliates and the Company's production in support of future sales volume.

     Intangible assets increased by $292.9 million, primarily as a result of the goodwill of $221.0 million and $94.8 million generated from the acquisitions of Kransco and Spear, respectively, net of amortization.

     The Company's capitalization is as follows:

                                              As of Year End
                                ----------------------------------------
(In millions)                          1994                  1993
- -----------------------------   -------------------  -------------------
6-7/8% Senior notes              $   99.6        7%  $   99.5         8%
6-3/4% Senior notes                 100.0         7     100.0          8
Medium-Term notes                   110.5         7         -          -
8% Convertible subordinated
  debentures                            -         -      74.0          6
Other long-term debt
  obligations                        64.9         4      54.6          5
                                ---------  --------  --------  ---------
Total long-term debt                375.0        25     328.1         27
Other long-term liabilities          82.5         5      70.8          6
Shareholders' equity              1,085.7        70     817.8         67
                                ---------  --------  --------  ---------
                                 $1,543.2      100%  $1,216.7       100%
                                =========  ========  ========  =========

     Total long-term debt increased $46.9 million due to the issuance of Medium-Term Notes, partially offset by voluntary conversion of the 8% Debentures into common stock by holders of the debt. However, long-term debt decreased as a percentage of total capitalization. Shareholders' equity increased $267.9 million over 1993, reflecting profitable operating results for the current year, $73.4 million related to conversions of the 8% Debentures into common shares, and $78.1 million for activity related to employee stock compensation plans. These increases were partially offset by treasury stock purchases of $80.9 million and dividend declarations on common and preference stock totaling $50.3 million.

LIQUIDITY
- ---------

The primary sources of liquidity for the Company over the last three years have been cash flows generated from operations, long-term debt issuances and short-term seasonal borrowings. Operating activities generated cash flows of $343.4 million during 1994, compared to $303.3 million and $131.6 million in 1993 and 1992, respectively.

     Principal investing activities during 1994 included expenditures for the Company's acquisitions of Kransco and Spear. Investing in 1994 and 1993 also included additions of tooling, property and equipment at various manufacturing and office facilities. In addition to fixed asset purchases to replenish manufacturing and distribution facilities, investing activities during 1992 included the construction and start-up of a new manufacturing plant in Indonesia and the $16.0 million payment of final purchase consideration related to the Company's 1991 acquisition of Aviva Sport, Inc.

     Financing activities provided intermediate- and long-term funds through the issuance of Medium-Term Notes in 1994, the 6-3/4% Senior Notes in 1993 and the 6-7/8% Senior Notes in 1992, which were utilized by the Company to retire higher-cost debt and for general corporate purposes. In 1994, the Company retired Fisher-Price's 10.69% term loan. Cash outlays for treasury stock were made over the three-year period primarily to purchase shares for issuance under the Company's employee stock option plans and for potential conversions of convertible securities. The Company has consistently increased cash payments for common dividends over the three-year period as a result of stock splits distributed to common shareholders.

SHORT-TERM FINANCING
- --------------------

The Company's seasonal cash flow requirements for the coming year are expected to be met by cash on hand as of December 31, 1994, cash generated by 1995 operations, and short-term credit lines provided by domestic and foreign banks. Under the Company's domestic credit line, unsecured facilities provide a total of $650.0 million in seasonal financing from a commercial bank group. The facilities provide for up to $400.0 million in advances and backup for commercial paper issuances (a three-year facility), and up to an additional $250.0 million (a three-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the domestic credit line, the Company is to comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.

     In addition, the Company expects to have available approximately $285 million of individual short-term international credit lines with a number of banks, which customarily are extended as needed to meet seasonal working capital requirements of certain foreign affiliates.

ACQUISITIONS
- ------------

On May 31, 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products, including POWER WHEELS battery-powered, ride-on vehicles; HULA HOOP and FRISBEE products marketed under the WHAM-O trademark; STREET JAM sporting goods; and MOREY BOOGIE bodyboards. The purchase price included net cash consideration of $254.6 million, including costs directly related to the acquisition. In addition, the Company repaid $20.0 million of Kransco's short-term borrowings concurrent with consummation of the asset purchase transaction. The asset purchase agreement also provides for future contingent consideration in the event that net sales of the POWER WHEELS product line reaches or exceeds certain levels in each of calendar years 1994, 1995 and 1996. The contingent consideration payable with respect to any year shall not exceed $8.6 million. As of December 31, 1994, $8.6 million of contingent consideration was payable, and as a result the goodwill initially recorded was increased.

     The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Kransco have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $221 million, which is being amortized on a straight-line basis over 20 years.

     In July 1994, the Company acquired a majority of the shares of Spear, a company organized in the United Kingdom, that holds the rights to SCRABBLE in markets outside of the United States and Canada, and certain other games worldwide. Under the terms of the Company's offer, shareholders had the option to receive the purchase consideration of 11.5 pounds sterling per issued share in either cash, interest-bearing notes or in a combination of cash and notes. As of December 31, 1994, holders of
5.1 million shares of Spear had elected the cash option, receiving approximately 58 million pounds sterling, and holders of 0.3 million shares had elected to receive notes. The aggregate purchase price, including investment advisor and other directly related expenses, denominated in pounds sterling, was approximately $100 million. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Spear have been included in the Company's consolidated financial statements since the date of acquisition. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $95 million, which is being amortized on a straight-line basis over 20 years.

   On November 30, 1993, a merger was consummated between the Company and Fisher-Price, one of the world's largest manufacturers and marketers of infant and preschool toys and juvenile products. The stock-for-stock transaction was approved by the shareholders of both companies, after which Fisher-Price became a wholly-owned subsidiary of the Company. The merger agreement provided for the exchange of 1.275 shares of Mattel common stock for each outstanding Fisher-Price common share, and resulted in the issuance of 39.1 million shares, before stock splits (61.1 million shares after stock splits), valued, on the merger's effective date, at $1.19 billion. This transaction was accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement for the companies' combined financial position and operating results. Prior to July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company, and therefore, any such financial data are excluded from the Company's combined consolidated results presented herein.

     In 1992, the Company concluded its merger with International Games, Inc. ("IGI"), a creator, manufacturer and marketer of proprietary family and educational card and board games, including UNO and SKIP-BO. The merger, accounted for as a pooling of interests, was effected by exchanging all of IGI's outstanding voting preferred and common stock for 2.0 million shares of Mattel common stock and 0.9 million shares of Mattel 12.5% Convertible Preference Stock, Series F, representing a combined value of $58.5 million.

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

     As of December 31, 1994, the Company had outstanding commitments for 1995 purchases of inventory of approximately $103 million. Licensing and similar agreements with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $304 million.

FOREIGN CURRENCY CONTRACTS
- --------------------------

The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. As of December 31, 1994 and 1993, the Company and its foreign affiliates had outstanding forward exchange contracts totaling $322.7 million and $343.2 million, respectively, and swap agreements totaling $189.9 million and $132.1 million, respectively.

     Market risk exposures exist with respect to foreign currency forward exchange contracts to the extent that currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk through forecasting its future foreign currency positions and hedge requirements, retaining flexibility with respect to currencies used for international borrowing arrangements and intercompany invoicing, and varying the degree of coverage of individual foreign currency exposures, which may alternatively be left open, partially or fully hedged. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.

     In order to minimize the risk of counterparty non-performance, the Company executes its foreign currency forward exchange contracts and swap agreements with financial institutions believed to be credit-worthy, generally those that provide the Company with its working capital lines of credit. The Company does not trade in financial instruments nor does it enter into contracts for speculative purposes.

EFFECTS OF INFLATION
- --------------------

Inflation rates in the United States and in major foreign countries in which the Company operates have not had a significant impact on the Company's operating results for the three years ended December 31, 1994. The impact of inflation on the Company is minimized as a result of rapid turnover of inventories. The U.S. Consumer Price Index increased 2.7% in 1994, 2.7% in 1993 and 2.9% in 1992.

                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------
                    Mattel, Inc. and Subsidiaries

                                                  December 31,   December 31,
(In thousands)                                        1994           1993
- -----------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                              $  239,100     $  506,113
  Marketable securities                                 20,581         17,468
  Accounts receivable, less allowances of
    $16,100 at December 31, 1994 and
    $21,024 at December 31, 1993                       762,024        580,313
  Inventories                                          339,143        219,993
  Prepaid expenses and other current assets            182,675        146,863
                                                    ----------     ----------
    Total current assets                             1,543,523      1,470,750
                                                    ----------     ----------
Property, Plant and Equipment
  Land                                                  22,577         15,664
  Buildings                                            172,310        146,622
  Machinery and equipment                              289,796        240,449
  Capitalized leases                                    38,468         38,209
  Leasehold improvements                                46,512         41,948
                                                    ----------     ----------
                                                       569,663        482,892
  Less: accumulated depreciation                       248,666        229,130
                                                    ----------     ----------
                                                       320,997        253,762
  Tools, dies and molds, net                            94,924         73,115
                                                    ----------     ----------
  Property, plant and equipment, net                   415,921        326,877
                                                    ----------     ----------
Other Noncurrent Assets
  Intangible assets, net                               432,232        139,277
  Sundry assets                                         67,350         63,173
                                                    ----------     ----------
                                                    $2,459,026     $2,000,077
                                                    ==========     ==========

The accompanying notes are an integral part of these statements.


                                     32

                                                  December 31,   December 31,
(In thousands, except share data)                     1994           1993
- -----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term liabilities          $    3,095     $  104,862
  Accounts payable                                     295,246        175,424
  Accrued liabilities                                  453,146        397,800
  Income taxes payable                                 164,394        105,243
                                                    ----------     ----------
    Total current liabilities                          915,881        783,329
                                                    ----------     ----------
Long-Term Liabilities
  6-7/8% Senior notes                                   99,604         99,470
  6-3/4% Senior notes                                  100,000        100,000
  Medium-Term notes                                    110,500              -
  Mortgage note                                         45,000         45,000
  8% Convertible subordinated debentures                     -         73,953
  Other                                                102,351         80,516
                                                    ----------     ----------
    Total long-term liabilities                        457,455        398,939
                                                    ----------     ----------
Shareholders' Equity
  Preference stock                                           9              9
  Common stock $1.00 par value, 300.0 million
    shares authorized; 223.3 million shares
    issued with 220.9 million shares outstanding
    for 1994 and 215.6 million shares issued with
    212.3 million shares outstanding for 1993 (a)      223,264        172,470
  Additional paid-in capital                           234,913        226,528
  Treasury stock at cost; 2.4 million shares for
    1994 and 3.3 million shares for 1993 (a)           (53,812)       (47,350)
  Retained earnings (b)                                737,528        532,003
  ESOP note receivable                                       -         (3,500)
  Deferred compensation                                      -        (13,003)
  Currency translation adjustments (b)                 (56,212)       (49,348)
                                                    ----------     ----------
    Total shareholders' equity                       1,085,690        817,809
                                                    ----------     ----------
                                                    $2,459,026     $2,000,077
                                                    ==========     ==========

Commitments and Contingencies (See accompanying notes.)

(a) Share data for 1993 have been restated for the effects of the five-for-four stock split declared in December 1994.
(b) Since December 26, 1987 (Note 1).

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                          Mattel, Inc. and Subsidiaries

                                                          For the Year
                                               ----------------------------------
(In thousands, except per share amounts)          1994        1993        1992
- ---------------------------------------------------------------------------------
Net Sales                                      $3,205,025  $2,704,448  $2,563,525
Cost of sales                                   1,603,522   1,378,181   1,324,217
                                               ----------  ----------  ----------
Gross Profit                                    1,601,503   1,326,267   1,239,308

Advertising and promotion expenses                516,485     426,698     403,417
Other selling and administrative expenses         536,443     473,394     471,146
Restructuring and integration charges              72,000     115,000           -
Interest expense                                   55,449      62,614      68,716
Other expense, net                                 27,494      11,915      13,084
                                               ----------  ----------  ----------
Income Before Income Taxes, Extraordinary
  Item and Cumulative Effect of Changes
  in Accounting Principles                        393,632     236,646     282,945

Provision for income taxes                        137,800     100,735      98,104
                                               ----------  ----------  ----------
Income Before Extraordinary Item and
  Cumulative Effect of Changes in
  Accounting Principles                           255,832     135,911     184,841

Extraordinary item - loss on early
  retirement of debt                                    -     (14,681)          -
                                               ----------  ----------  ----------
Income Before Cumulative Effect of
  Changes in Accounting Principles                255,832     121,230     184,841

Cumulative effect of changes in
  accounting principles                                 -      (4,022)          -
                                               ----------  ----------  ----------
Net Income                                        255,832     117,208     184,841
Preferred and preference stock dividend
  requirements                                      4,689       4,894       4,978
                                               ----------  ----------  ----------
Net Income Applicable to Common Shares         $  251,143  $  112,314  $  179,863
                                               ==========  ==========  ==========

Income Per Common and Common Equivalent Share:
Primary Income Per Share
  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                      $     1.12  $     0.62  $     0.84
  Extraordinary item - loss on early
    retirement of debt                                  -       (0.07)          -
  Cumulative effect of changes in
    accounting principles                               -       (0.02)          -
                                               ----------  ----------  ----------
  Net income                                   $     1.12  $     0.53  $     0.84
                                               ==========  ==========  ==========
  Average number of common and common
    equivalent shares                             223,939     213,978     216,757
                                               ==========  ==========  ==========

Fully Diluted Income Per Share
  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                      $     1.11  $     0.60  $     0.81
  Extraordinary item - loss on early
    retirement of debt                                  -       (0.06)          -
  Cumulative effect of changes in
    accounting principles                               -       (0.02)          -
                                               ----------  ----------  ----------
  Net income                                   $     1.11  $     0.52  $     0.81
                                               ==========  ==========  ==========
  Average number of common and common
    equivalent shares                             227,006     226,062     229,072
                                               ==========  ==========  ==========
Dividends Declared Per Common Share            $     0.19  $     0.15  $     0.12
                                               ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                          Mattel, Inc. and Subsidiaries

                                                                For the Year
                                                     ---------------------------------
(In thousands)                                          1994        1993        1992
- --------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                         $ 255,832    $117,208    $184,841
    Adjustments to reconcile net income to
    net cash flows from operating activities:
      Depreciation and amortization                    124,272      91,970      87,825
      Provision for deferred compensation               14,918       5,957       2,692
      Loss on early retirement of debt, net of tax           -      14,681           -
      Cumulative effect of changes in accounting
        principles, net of tax                               -       4,022           -
      Provision for lease termination, net                   -     (41,120)          -
      (Increase) in marketable securities               (3,113)     (3,354)     (5,391)
      (Increase) in accounts receivable               (155,265)    (55,525)    (95,706)
      (Increase) decrease in inventories               (74,148)     11,842     (24,781)
      (Increase) decrease in prepaid expenses
        and other current assets                       (38,626)      7,319     (20,460)
      Increase in accounts payable, accrued
        liabilities and income taxes payable           215,403     161,818      10,068
      Other, net                                         4,166     (11,474)     (7,459)
                                                     ---------    --------    --------
  Net cash flows from operating activities             343,439     303,344     131,629
                                                     ---------    --------    --------

Cash Flows From Investing Activities:
  Purchases of tools, dies and molds                   (75,285)    (60,809)    (53,611)
  Purchases of other property, plant and equipment     (88,097)    (40,060)    (46,434)
  Sales of other property, plant and equipment          12,221      12,459       2,183
  Investments in acquired businesses                  (374,965)          -     (17,740)
  Other, net                                              (371)       (394)       (841)
                                                     ---------    --------    --------
  Net cash flows used for investing activities        (526,497)    (88,804)   (116,443)
                                                     ---------    --------    --------

Cash Flows From Financing Activities:
  Notes payable, net                                    (5,966)    (14,135)     (5,367)
  Issuance of 6-7/8% senior notes, net                       -           -      99,294
  Issuance of 6-3/4% senior notes                            -     100,000           -
  Issuance of Medium-Term notes                        110,500           -           -
  Long-term foreign borrowing                           (4,337)    (31,262)      2,717
  Redemption of Fisher-Price term loan                (120,629)          -           -
  Collection of ESOP note receivable                     3,500       4,920       4,920
  Payment of ESOP notes payable                         (3,500)     (4,920)     (4,920)
  Redemption of senior preferred stock                       -           -      (5,500)
  Tax benefit of employee stock options exercised       23,923       4,431      12,360
  Exercise of stock options and warrants                39,209       8,012      12,212
  Purchase of treasury stock                           (80,885)    (52,558)    (52,036)
  Purchase of Fisher-Price warrants                          -           -      (8,298)
  Dividends paid on common stock                       (43,151)    (25,582)    (19,083)
  Dividends paid on preference stock                    (4,689)     (4,894)     (4,826)
  Payment for tendered Fisher-Price warrants            (4,891)          -           -
  Other, net                                             4,863        (381)     (2,006)
                                                     ---------    --------    --------
  Net cash flows (used for) from financing
    activities                                         (86,053)    (16,369)     29,467

Effect of Exchange Rate Changes on Cash                  2,098      (5,751)    (12,987)
                                                     ---------    --------    --------
(Decrease) Increase in Cash                           (267,013)    192,420      31,666
Cash at Beginning of Year                              506,113     313,693     282,027
                                                     ---------    --------    --------
Cash at End of Year                                  $ 239,100    $506,113    $313,693
                                                     =========    ========    ========

The accompanying notes are an integral part of these statements.

                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           -----------------------------------------------
                                    Mattel, Inc. and Subsidiaries

                                               Preferred &                Additional
                                               Preference     Common       Paid-In      Treasury
(In thousands)                                   Stock         Stock       Capital       Stock
- ------------------------------------------------------------------------------------------------
Balance, December 31, 1991                      $      20    $ 89,634      $304,627    $ (14,938)

Net income
Three-for-two stock split                                      47,971       (47,971)
Purchase of treasury stock                                     (1,152)      (12,490)     (38,394)
Purchase of Fisher-Price warrants                                            (8,298)
Restricted stock activity                                                     3,977
Amortization of deferred compensation
Exercise of stock options and warrants                            907        18,061
Issuance of treasury stock                                                   (4,990)      10,234
Dividends declared on common stock
Dividends declared on preference stock
Redemption of senior preferred stock                  (11)                   (5,489)
Utilization of net operating loss carryforwards                                 300
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1992                              9     137,360       247,727      (43,098)

Net income
Five-for-four stock split                                      34,343       (34,781)
Purchase of treasury stock                                                               (52,558)
Conversion of 8% debentures                                                  (9,540)      33,876
Restricted stock activity                                         688        13,308
Amortization of deferred compensation
Exercise of stock options                                          79         6,494
Issuance of treasury stock                                                   (8,560)      14,430
Dividends declared on common stock
Dividends declared on preference stock
Cumulative effect of change in accounting
  principle                                                                  53,000
Termination of pre-quasi lease commitment                                   (41,120)
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1993                              9     172,470       226,528      (47,350)

Net income
Five-for-four stock split                                      44,653       (44,653)
Purchase of treasury stock                                                               (80,885)
Conversion of 8% debentures                                     5,897        67,549
Restricted stock activity                                                     1,915
Exercise of stock options                                         244        26,496
Issuance of treasury stock                                                  (38,031)      74,423
Payment for tendered Fisher-Price warrants                                   (4,891)
Dividends declared on common stock
Dividends declared on preference stock
Collection of ESOP note receivable
Currency translation adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1994                      $       9    $223,264      $234,913    $ (53,812)
                                                =========    ========      ========    =========

The accompanying notes are an integral part of these statements.

                                                               ESOP                      Currency       Total
                                                 Retained      Note        Deferred     Translation  Shareholders'
(In thousands)                                   Earnings    Receivable  Compensation   Adjustments     Equity
- ------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                      $ 290,367    $(13,340)    $ (4,725)       $ 12,609      $  664,254

Net income                                        184,841                                                  184,841
Three-for-two stock split                                                                                        -
Purchase of treasury stock                                                                                 (52,036)
Purchase of Fisher-Price warrants                                                                           (8,298)
Restricted stock activity                                                   (3,617)                            360
Amortization of deferred compensation                                        2,692                           2,692
Exercise of stock options and warrants                                                                      18,968
Issuance of treasury stock                                                                                   5,244
Dividends declared on common stock                (20,723)                                                 (20,723)
Dividends declared on preference stock             (4,826)                                                  (4,826)
Redemption of senior preferred stock               (1,059)                                                  (6,559)
Utilization of net operating loss carryforwards                                                                300
Collection of ESOP note receivable                              4,920                                        4,920
Currency translation adjustments                                                           (40,781)        (40,781)
                                                ---------    --------     --------        --------      ----------
Balance, December 31, 1992                        448,600      (8,420)      (5,650)        (28,172)        748,356

Net income                                        117,208                                                  117,208
Five-for-four stock split                                                                                     (438)
Purchase of treasury stock                                                                                 (52,558)
Conversion of 8% debentures                                                                                 24,336
Restricted stock activity                                                  (13,310)                            686
Amortization of deferred compensation                                        5,957                           5,957
Exercise of stock options                                                                                    6,573
Issuance of treasury stock                                                                                   5,870
Dividends declared on common stock                (28,911)                                                 (28,911)
Dividends declared on preference stock             (4,894)                                                  (4,894)
Cumulative effect of change in accounting
  principle                                                                                                 53,000
Termination of pre-quasi lease commitment                                                                  (41,120)
Collection of ESOP note receivable                              4,920                                        4,920
Currency translation adjustments                                                           (21,176)        (21,176)
                                                ---------    --------     --------        --------      ----------
Balance, December 31, 1993                        532,003      (3,500)     (13,003)        (49,348)        817,809

Net income                                        255,832                                                  255,832
Five-for-four stock split                                                                                        -
Purchase of treasury stock                                                                                 (80,885)
Conversion of 8% debentures                                                                                 73,446
Restricted stock activity                                                   13,003                          14,918
Exercise of stock options                                                                                   26,740
Issuance of treasury stock                                                                                  36,392
Payment for tendered Fisher-Price warrants                                                                  (4,891)
Dividends declared on common stock                (45,618)                                                 (45,618)
Dividends declared on preference stock             (4,689)                                                  (4,689)
Collection of ESOP note receivable                              3,500                                        3,500
Currency translation adjustments                                                            (6,864)         (6,864)
                                                ---------    --------     --------        --------      ----------
Balance, December 31, 1994                      $ 737,528    $      -     $      -        $(56,212)     $1,085,690
                                                =========    ========     ========        ========      ==========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                         Mattel, Inc. and Subsidiaries


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Principles of Consolidation
- ---------------------------

The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Financial data for all periods presented reflect the retroactive effects of the merger, accounted for as a pooling of interests, with Fisher-Price, Inc. ("Fisher-Price") consummated in November 1993.

Foreign Currency Translation
- ----------------------------

Assets and liabilities of foreign subsidiaries are translated at end-of-period rates of exchange. Income, expense and cash flows are translated at weighted-average rates of exchange for the period. The resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity.

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

Marketable Securities
- ---------------------

Marketable securities, comprised principally of U.S. dollar-denominated debt securities of foreign governments held for liquidity purposes, are stated at market value and classified as securities available-for-sale. Unrealized gains or losses are reported as a separate component in shareholders' equity until realized. Quoted market prices, which approximated cost as of the balance sheet dates, are reasonable estimates of the portfolio's fair value.

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

     Capitalized lease assets in existence at the time of the quasi-reorganization are recorded at their fair values determined as of December 26, 1987, less accumulated amortization computed over the remaining lease terms. Major categories of capitalized leases are as follows (in thousands):

                                            As of Year End
                                        ----------------------
                                           1994        1993
- --------------------------------        ----------  ----------
Land and buildings                         $37,208     $37,208
Machinery and equipment                      1,260       1,001
                                        ----------  ----------
                                            38,468      38,209
Less: accumulated amortization              18,607      16,538
                                        ----------  ----------
                                           $19,861     $21,671
                                        ==========  ==========

Intangible Assets, Net
- ----------------------

Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, additional performance purchase payments, and the costs of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 10 to 40 years. Accumulated amortization was $74.0 million and $55.4 million as of December 31, 1994 and December 31, 1993, respectively.

    In 1992, the amortization period for goodwill arising from certain acquisitions was changed from 10 years to 20 years, to better reflect the estimated periods over which related economic benefits will be realized.

Income Taxes
- ------------

Deferred income tax assets and liabilities are determined in accordance with Statement of Financial Accounting Standards No. 109, Accounting for
                                                          --------------
Income Taxes ("SFAS No. 109"), and result from revenues and expenses being
- ------------
recognized in different time periods for financial reporting purposes than for income tax purposes. Under SFAS No. 109, deferred income taxes arise from temporary differences and carryforwards which are tax-effected at the enacted tax rates and subsequently adjusted for changes in tax laws and rates. Deferred income tax assets and liabilities are classified as current or noncurrent based upon the financial reporting classification of assets and liabilities to which they relate. A valuation allowance is established if it is more likely than not that some portion or all of a deferred income tax asset will not be realized. Effective January 1, 1993, the Company adopted SFAS No. 109, the effects of which are covered in detail in Note 2 to the consolidated financial statements.

Income and Dividends Per Common Share
- -------------------------------------

All share and per share data presented in these financial statements reflect the retroactive effects of the Fisher-Price and IGI mergers, the five-for-four stock splits distributed in January 1995 and 1994 and the three-for-two stock split distributed in June 1992.

    Income per common share is computed by dividing earnings available to common shareholders by the average number of common and common equivalent shares outstanding during each period. Primary weighted average share computations assume the exercise of dilutive stock options and warrants, reduced by the number of shares which could be repurchased at average market prices with proceeds from exercise. Primary earnings represent reported net income less preference stock dividend requirements, plus interest savings from the assumed retirement of debt upon exercise of dilutive warrants. On a fully diluted basis, weighted average shares are determined assuming conversion of the 8% Debentures and Series F preference shares, and exercise of all dilutive stock options and warrants, net of assumed treasury share purchases at the higher of end-of-period or average market prices. Fully diluted earnings represent reported net income less required Employee Stock Ownership Plan ("ESOP") dividends or contributions upon conversion of the preference shares and adjusted for the effects, net of tax, resulting from the assumed conversions of convertible securities and the exercise of dilutive warrants.

Foreign Currency Contracts
- --------------------------

The Company enters into foreign currency forward exchange contracts and swap agreements as hedges to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. Gains and losses related to hedged transactions are deferred and are recognized in results of operations as part of the underlying transaction while those related to unhedged transactions are included in the income statement currently.


NOTE 2 - INCOME TAXES
- ---------------------

Consolidated pretax income before extraordinary item and cumulative effect of changes in accounting principles consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1994        1993        1992
- ----------------------------------     ----------  ----------  ----------
U.S. operations                          $268,817    $127,937    $179,250
Foreign operations                        124,815     108,709     103,695
                                       ----------  ----------  ----------
                                         $393,632    $236,646    $282,945
                                       ==========  ==========  ==========

     The provision for current and deferred income tax expense consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1994        1993        1992
- ----------------------------------     ----------  ----------  ----------
Current
  Federal                                $ 76,100    $ 64,358    $ 41,648
  State                                    12,100      11,758      13,300
  Foreign                                  48,200      47,884      47,500
                                        ---------   ---------   ---------
                                          136,400     124,000     102,448
                                        ---------   ---------   ---------
Deferred
  Federal                                   1,500    (21,841)     (3,000)
  State                                     2,250     (3,629)       (844)
  Foreign                                 (2,350)     (6,640)       (500)
                                        ---------   ---------   ---------
                                            1,400    (32,110)     (4,344)
                                        ---------   ---------   ---------
Provision excluding extraordinary
  item                                    137,800      91,890      98,104
Benefit allocated to extraordinary
  item                                          -       8,845           -
                                        ---------   ---------   ---------
Total provision for income taxes         $137,800    $100,735    $ 98,104
                                        =========   =========   =========

     Deferred income taxes are provided principally for certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets
(liabilities) were comprised of the following (in thousands):

                                               December 31,   January 1,
                                                   1994          1994
- ------------------------------------------     ------------   ----------
Deferred compensation                             $  11,588    $  17,035
Sales allowances and inventory reserves              55,826       41,225
Operating loss and tax credit carryovers             26,448       68,774
Excess of tax basis over book basis                   9,483        6,261
Postretirement benefits                              12,554       12,210
Restructuring and integration charges                36,085       21,667
Loss on debt retirement                                   -        8,845
Other                                                29,668       22,271
                                               ------------   ----------
  Gross deferred income tax assets                  181,652      198,288
                                               ------------   ----------

Excess of book basis over tax basis                (14,230)      (8,986)
Depreciation                                          (816)      (2,753)
Retirement benefits                                 (7,298)      (4,781)
Other                                              (11,001)     (15,005)
                                               ------------   ----------
  Gross deferred income tax liabilities            (33,345)     (31,525)
Deferred income tax asset valuation
  allowances                                       (33,044)     (52,405)
                                               ------------   ----------
Net deferred income tax assets                    $ 115,263    $ 114,358
                                               ============   ==========

     Differences between the provision for income tax expense at the United States federal statutory income tax rate and the provision in the consolidated statements of income were as follows (in thousands):

                                                     For the Year
                                          ----------------------------------
                                             1994        1993        1992
- ---------------------------------------   ----------  ----------  ----------
Provision at federal statutory rates       $ 137,771    $ 82,812   $  96,179
Increase (decrease) resulting from:
  Losses without income tax benefit            1,160       2,436       9,068
  Foreign earnings taxed at different
    rates, including withholding taxes      (12,029)     (1,827)    (14,815)
  Tax benefit of future deductions                 -       (994)       3,600
  State and local taxes, net of
    federal benefit                            9,327       5,417       8,259
  Dividends paid to ESOP                     (1,600)     (1,500)     (1,600)
  Nondeductible restructuring costs                -      13,599           -
  Other                                        3,171         792     (2,587)
                                          ----------  ----------  ----------
Total provision                            $ 137,800    $100,735   $  98,104
                                          ==========  ==========  ==========

     Appropriate U.S. and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred U.S. income taxes have been provided is $301.8 million at December 31, 1994. The additional U.S. income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits. Foreign withholding taxes of $14.3 million would be due upon remittance of these earnings.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $61.2 million ($2.0 million with no expiration date; $59.2 million expiring 1995 to 1999).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1994, 1993 and 1992, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $23.9 million, $4.4 million and $12.4 million, respectively.

     The Internal Revenue Service has completed its examination of the Company's federal income tax returns through January 28, 1984.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which replaced
                              ---------------------------
Statement No. 96. Upon adoption, a net deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign tax credit and alternative minimum tax credit carryovers resulting from activities prior to the 1987 quasi-reorganization. The benefit of $16.0 million (or $0.07 per fully diluted share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle; the remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the 1987 quasi-reorganization.


NOTE 3 - EMPLOYEE BENEFITS
- --------------------------

The Company and certain of its subsidiaries have various pension and retirement plans covering substantially all employees of these companies. Pension expense for the Company's plans totaled $14.6 million, $10.0 million and $9.5 million in 1994, 1993 and 1992, respectively. Prior to the November 1993 merger, Fisher-Price maintained a number of benefit plans and compensation arrangements. In general, these programs shall continue to be administered by Fisher-Price without material change or modification for periods up to five years following the merger, depending upon the program.

Pension Plans
- -------------

The Company provides defined benefit pension plans covering certain of its domestic and foreign employees. Plan benefits are based upon covered employees' length of service and earnings. Pension costs are actuarially determined and plans are generally funded to meet benefit obligations existing as of the end of each year. Contributions are based upon amounts required to be funded under applicable governmental regulations, but will not exceed the maximum amount deductible for income tax purposes. Assets of these plans are invested in equity securities, as well as corporate, government and other fixed-income investments.

     The Mattel, Inc. Pension Plan is a noncontributory defined benefit plan for certain domestic hourly employees who are covered by collective bargaining agreements. Accumulated and vested benefit obligations, pension cost and other expenses related to this plan were not significant in 1994, 1993 or 1992.

     Activity related to pension plans of foreign affiliates of the Company was not significant during any year.

     The Fisher-Price, Inc. Pension Plan, a defined benefit plan covering most of the domestic employees of Fisher-Price, contains certain change-of-control provisions which were triggered as a result of the November 1993 merger. For a five-year period, or until the assets of the plan are less than its liabilities, if earlier, the rate at which benefits accrue on behalf of participants may not be decreased, and in the event of the plan's termination or consolidation with another plan, assets in excess of liabilities must be used to increase participants' benefits. In addition, for a two-year period following the merger, participants whose employment with the Company is terminated under certain conditions may be entitled to immediate vesting and increased annual benefits under the plan. The components of net pension cost for this plan, based upon an October valuation date for the years ended December 31, 1994 and 1993 and January 3, 1993, are detailed below (in thousands):

                                             For the Period
                                   ----------------------------------
                                      1994        1993        1992
- ---------------------------------  ----------  ----------  ----------
Service cost                        $   3,562    $  2,928    $  2,450
Interest cost                           7,646       6,801       6,214
Actual loss (gain) on plan assets       1,038     (9,267)     (8,831)
Net amortization and deferral        (14,221)     (2,261)     (1,919)
                                   ----------  ----------  ----------
Net pension income                  $ (1,975)    $(1,799)    $(2,086)
                                   ==========  ==========  ==========

     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets are as follows (in thousands):

                                              As of Year End
                                          ----------------------
                                             1994        1993
- ---------------------------------------   ----------   ---------
Vested benefits                             $ 85,510    $101,596
Nonvested benefits                             3,643       3,979
                                          ----------   ---------
Accumulated benefit obligation                89,153     105,575
Effect of projected future salary
  increases                                    3,923       5,319
                                          ----------   ---------
Projected benefit obligation                  93,076     110,894
Plan assets at fair value                    117,866     122,237
                                           ---------   ---------
Plan assets in excess of projected
  benefit obligation                          24,790      11,343
Unrecognized net (gain) loss                 (1,424)      12,308
Unrecognized prior service cost                2,886       3,194
Unrecognized net asset at transition        (11,561)    (14,130)
                                           ---------   ---------
Prepaid pension asset                       $ 14,691    $ 12,715
                                          ==========  ==========
                                              For the Period
                                          ----------------------
                                           1994    1993    1992
- ---------------------------------------   ------  ------  ------
Assumptions:
  Weighted average discount rate            8.5%    7.0%    8.0%
  Rate of future compensation increases     4.0%    4.0%    5.0%
  Long-term rate of return on plan
    assets                                 10.0%   10.0%    9.0%
- ----------------------------------------------------------------

Other Retirement Plans
- ----------------------

Domestic employees not covered by collective bargaining agreements are eligible to participate in the Company's 401(k) savings plans. Under these defined contribution plans, the Company makes contributions to a trust based upon the employee's age, as well as matches percentages of certain amounts of voluntary employee contributions. Mattel's Personal Investment Plan covers employees of Mattel, Inc. The Fisher-Price, Inc. Matching Savings Plan, which covers employees of Fisher-Price, will be separately maintained for at least two years following the November 1993 merger. On June 30, 1994, the Fisher-Price Profit Sharing and Retirement Savings Plan was merged and all its assets were transferred into the Fisher-Price, Inc. Matching Savings Plan.

     The Company maintains unfunded supplemental retirement plans which are unqualified defined benefit plans covering certain key executives of Mattel, Inc. In addition, compensation deferral and excess benefit plans exist for certain officers and key employees of both Mattel, Inc. and Fisher-Price. For 1994, 1993 and 1992, the accumulated and vested benefit obligations and related expense of these plans were not significant.

Employee Stock Ownership Plan
- -----------------------------

In January 1987, an employee stock ownership plan was established for employees of IGI. The ESOP is a defined contribution plan satisfying the requirements of the Employee Retirement Income Security Act of 1974. A combination of dividends and cash contributions were paid by the Company in amounts sufficient for the plan to meet its debt service obligations. Payments to the ESOP for the years ended December 31, 1994 and December 31, 1993 were as follows (in thousands):

                                             For the Year
                                       ------------------------
                                          1994          1993
                                       ----------    ----------
Dividends on stock held by ESOP            $3,485        $4,900
Company contribution to ESOP                   15            20
                                       ----------    ----------
                                            3,500         4,920
Interest on ESOP indebtedness                  48           189
                                       ----------    ----------
Total payments to ESOP                     $3,548        $5,109
                                       ==========    ==========


     In connection with the February 1992 merger, IGI convertible preferred stock held by the ESOP was exchanged for 44,653 shares of the Company's common stock and 864,293 shares of the Company's 12.5% Convertible Preference Stock, Series F. The ESOP debt was repaid in August 1994. Per the terms of the plan, the Company must terminate the ESOP no later than December 31, 2000.

Postretirement Benefits
- -----------------------

The Company maintains a postretirement benefit plan for domestic employees of Mattel, Inc. The plan provides for health care to retirees meeting certain age and years of service requirements, and consists primarily of medical and prescription benefits, Medicare Part B reimbursement and life insurance. The plan calls for the payment of premiums by the participants, which amounts are intended to fund the costs of the plan. The Company reimburses 100% of Medicare Part B premiums for salaried employees who retired on or before July 1, 1993, and for union employees who retired on or before March 7, 1988. Employees retiring subsequent to those dates are not eligible for reimbursement. Life insurance coverage is provided for union hourly employees retiring with a pension.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for
                                        -------------------------
Postretirement Benefits Other Than Pensions ("SFAS No. 106"), with
- -------------------------------------------
immediate recognition of an actuarially-determined accumulated postretirement benefit obligation of $2.3 million for the Mattel, Inc. plan. The related charge of $1.4 million, after deferred income tax benefits of $0.9 million, was recognized in earnings as the cumulative effect of a change in accounting principle. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the Company's financial position and results of operations.

     Fisher-Price has a postretirement health insurance plan covering substantially all domestic employees hired prior to January 1, 1993. Existing retirees, employees who elected to retire before January 1, 1994 and employees whose age-plus-service was equal to 70 years by December 31, 1993 may continue to participate, for their lifetime, in the Fisher-Price group health insurance plan at the same contribution rate as active employees. All other active employees who do not satisfy the criteria outlined above participate in a retiree medical account balance plan. An account was established, as of January 1, 1993, for each eligible employee, with a balance equal to $865 for each year of service, including past service, up to a maximum of 25 years. The account balance will become available upon a participant's retirement at age 55 or anytime thereafter with five years of service, and may be used to purchase benefits through the Fisher-Price health care insurance plan or through an outside insurance provider, and to pay for health care expenses not reimbursed by insurance or Medicare. If an employee terminates employment prior to satisfying the retirement criteria, the account balance is forfeited and no benefits are paid.

     Details of the plan's expense recognized in the consolidated financial statements as of December 31, 1994 and 1993 are as follows (in thousands):

                                                For the Year
                                           ----------------------
                                              1994        1993
- --------------------------------------     ----------  ----------
Service cost                                   $  511     $   475
Interest cost                                   1,826       1,999
Recognition of transition obligation                -      29,357
                                           ----------  ----------
Net postretirement benefit cost                $2,337     $31,831
                                           ==========  ==========

     The funded status of the plan and the amounts included in the Company's consolidated balance sheets are as follows (in thousands):

                                               As of Year End
                                           ----------------------
                                              1994        1993
- ----------------------------------------   ----------  ----------
Current retirees                              $19,011     $19,367
Fully eligible active employees                 5,078       4,359
Other active employees                          6,659       5,631
                                           ----------  ----------
  Accumulated postretirement benefit
    obligation                                 30,748      29,357
Unrecognized net loss                            (21)           -
                                           ----------  ----------
Accrued postretirement benefit liability      $30,727     $29,357
                                           ==========  ==========

     The discount rates used in determining the accumulated postretirement benefit obligation were 8.5% and 7.0% for 1994 and 1993, respectively. For participants below 65 years of age, the health care cost trend rate for expected claim costs was assumed to be 8.0% in 1994, declining to 6.75% by 1997 and remaining constant thereafter. For participants 65 years of age or older, the health care cost trend rate for expected claim costs was assumed to be 7.0% in 1994, declining to 6.75% by 1996 and remaining constant thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased the aggregate of service and interest cost for 1994 by approximately $0.3 million and increased the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $3 million.

     In January 1993, Fisher-Price adopted the provisions of SFAS No. 106 by electing to amortize its unrecognized transition obligation over 20 years. Upon consummation of the November 1993 merger, Fisher-Price's accounting methodology was conformed to that of the Company, and accordingly, a related $18.6 million charge, net of deferred income tax benefits of $10.7 million, was recognized in earnings as the cumulative effect of a change in accounting principle retroactively as of the 1993 first quarter.

Incentive Awards
- ----------------

The Company's Long-Term Incentive Plan is a variable compensation plan available to certain key executives of Mattel, Inc. Awards are paid annually based upon the performance of the Company over a three-year period. Pursuant to the Company's 1990 stock option plan, stock appreciation rights ("SAR") had been awarded in 1991 to certain key executives of Mattel, Inc. In February 1994, the value of SARs was capped, and they were canceled in exchange for awards consisting of nonqualified stock options and cash, which amount is payable in two equal installments on March 15, 1995 and 1996, contingent upon the executive's continued employment by the Company. At December 31, 1994 and 1993, $26.0 million and $13.6 million, respectively, were accrued for awards under these plans.

     The Company also has discretionary annual incentive compensation plans for officers and key employees of both Mattel, Inc. and Fisher-Price, Inc. based on the Company's performance and subject to certain approvals of the Compensation/Options Committee of the Board of Directors. At December 31, 1994 and 1993, $30.4 million and $22.4 million, respectively, were accrued for awards under these plans.


NOTE 4 - SEASONAL FINANCING AND LONG-TERM DEBT
- ----------------------------------------------

Seasonal Financing
- ------------------

The Company maintains and periodically amends or replaces a revolving credit agreement with a commercial bank group which is utilized to finance the working capital requirements of its domestic and certain international operations. The agreement in effect during 1994, which was recently amended (see below), was renegotiated in the first quarter of 1994 to increase the total facility to $500.0 million from $350.0 million. Within the facility, up to $250.0 million was a standard revolving credit line available for advances and backup for commercial paper issuances ($125.0 million of which was a 364-day facility and the other $125.0 million was a three-year facility). Interest was charged at various rates selected by the Company not greater than the base rate charged by the agent bank, plus a commitment fee of up to .1375% of the unused line available for advances. The remaining $250.0 million (a three-year facility) was available for nonrecourse purchases of certain trade accounts receivable of the Company by the commercial bank group providing the credit line. During 1994, proceeds of $174.0 million were received by the Company as a result of accounts receivable purchases by the bank group. The agreement required the Company to comply with certain consolidated financial covenants for debt-to-capital, interest coverage and tangible net worth levels.

     To meet seasonal borrowing requirements of international operations in addition to amounts funded by proceeds of its revolving credit agreement, the Company negotiates individual financing arrangements, generally with the same groups of banks that provided credit in the prior year.
International credit lines total approximately $285 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout 1995 and believes available amounts will be adequate to meet its seasonal financing requirements.

     During 1993, Fisher-Price had available domestic and international seasonal credit lines totaling $175.0 million and $90.0 million, respectively. Upon consummation of the merger, the domestic credit line was repaid and terminated. During 1994, Fisher-Price's international credit lines were terminated and its international operations were financed by the Company's existing credit facilities.

     Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of such obligations are a reasonable approximation of their fair value.
Information relating to the Company's domestic and international credit lines is summarized as follows (in thousands):

                                                For the Year
                                         ----------------------------
                                           1994      1993      1992
- -----------------------------------      --------  --------  --------
Balance at end of year
  Domestic                               $      -  $      -  $      -
  International                                 -         -    13,400
Maximum amount outstanding
  Domestic                                613,000   167,000   258,800
  International                            74,000    76,100   264,700
Average borrowing
  Domestic                                271,000    45,100   114,300
  International                            36,000    55,100   156,300
Weighted average interest rate on
  average borrowing
  Domestic (computed daily)                  5.0%      3.5%      4.4%
  International (computed monthly)          11.5%      8.5%     11.2%
- ---------------------------------------------------------------------

     Effective in March 1995, the Company amended its revolving credit agreement. The new agreement consists of unsecured facilities providing a total of $650.0 million in seasonal financing from substantially the same group of commercial banks. The facilities provide for up to $400.0 million in advances and backup for commercial paper issuances (a three-year facility), and up to an additional $250.0 million (a three-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, the Company is to comply with certain consolidated financial covenants for debt-to-capital, interest coverage and tangible net worth levels.

6-7/8% Senior Notes
- -------------------

In August 1992, the Company issued $100.0 million aggregate principal amount of 6-7/8% Senior Notes maturing August 1, 1997. Interest is payable semiannually on the first day of February and August. The 6-7/8% Senior Notes may not be redeemed prior to maturity. Net proceeds from this issuance were used to reduce outstanding borrowings under the Company's domestic revolving credit line. At December 31, 1994 and 1993, the bid prices for the 6-7/8% Senior Notes, as provided by one of the underwriters, were $965.10 and $1,041.80, respectively, based on a par value of $1,000.00.

6-3/4% Senior Notes
- -------------------

In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of each May and November. The 6-3/4% Senior Notes may not be redeemed prior to maturity. Net proceeds from this issuance were used in place of short-term borrowing for working capital purposes. At December 31, 1994 and 1993, the bid prices for the 6-3/4% Senior Notes, as provided by one of the underwriters, were $924.39 and $1,025.32, respectively, based on a par value of $1,000.00.

Medium-Term Notes ("MT Notes")
- ------------------------------

During the 1994 third quarter, the Company commenced a program for the issuance of up to $250.0 million in aggregate principal amount of Series A Medium-Term Notes. The MT Notes are issuable in one or more series and can be denominated in U.S. dollars or other specified currencies. The MT Notes bear interest at either fixed or variable rates, as determined at the time of issuance, and have maturity dates of greater than nine months.

     During the 1994 fourth quarter, the Company issued an aggregate of $80.5 million principal amount of MT Notes maturing on various dates from October 1999 to December 2004. Interest is payable semiannually at fixed rates ranging from 8.00% to 8.55% per annum on the fifteenth day of May and November, beginning on November 15, 1994. The proceeds of these issuances were used for general corporate purposes. At December 31, 1994, the bid prices for fixed rate MT Notes ranged from $983.12 to $997.33, based on a par value of $1,000.00.

     The Company also issued an aggregate of $30.0 million principal amount of MT Notes, maturing in January 1996, bearing interest at three-month LIBOR plus .125%, initially set at 6.5% per annum. Interest is payable quarterly on the twenty-ninth day of March, June, September and December, beginning on March 29, 1995. The proceeds from this issuance were also used for general corporate purposes. The principal amount of the MT Notes approximates fair value since the interest rate on this obligation is reset quarterly.

Mortgage Note
- -------------

In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. The agreement requires monthly interest-only payments for the first 60 months of its term and monthly principal and interest payments of approximately $0.4 million thereafter, until its December 2005 maturity date. Interest is payable at 10.15% for the term of the agreement. The fair value of the mortgage note, estimated by discounting future cash flows at the interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $48 million and $53 million at December 31, 1994 and 1993, respectively.

Fisher-Price Term Loan
- ----------------------

The current portion of long-term liabilities as of December 31, 1993 included $100.0 million of term indebtedness to insurance companies. Following the merger, the Company reached an agreement with the lenders permitting prepayment of this obligation. The prepayment premium and write-off of unamortized issuance costs resulted in an extraordinary charge against earnings in the 1993 fourth quarter, net of an $8.8 million income tax benefit, of $14.7 million, or $0.06 per fully diluted share.

8% Convertible Subordinated Debentures ("8% Debentures")
- --------------------------------------------------------

During the 1994 first quarter, the Company issued its Notice of Redemption to holders of the 8% Debentures. In lieu of redemption at a price of 104.571%, holders could elect to convert the 8% Debentures into the Company's common stock at a conversion price of $12.83 per share. During the 1994 first quarter, holders tendered the remaining $75.7 million of the 8% Debentures for conversion into 7.4 million common shares. Holders had previously tendered $24.3 million par value of the 8% Debentures for conversion into 2.4 million common shares during the 1993 fourth quarter.

Scheduled Maturities
- --------------------

The aggregate amounts of long-term debt and capitalized lease obligations maturing in the next five years are as follows (in thousands):

                    Medium               Capitalized
         Senior      Term      Mortgage     Lease
 Year     Debt       Notes       Note    Obligations    Other      Total
- ------  ---------  ----------  --------  -----------  ---------  ---------
1995     $      -    $     -       $  -         $100     $4,000   $  4,100
1996            -     30,000        400          100      3,000     33,500
1997      100,000          -        500          100      1,000    101,600
1998            -          -        500          100        300        900
1999            -     30,000        600          100        300     31,000
- --------------------------------------------------------------------------


NOTE 5 - SHAREHOLDERS' EQUITY
- -----------------------------

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

Preferred and Preference Stock
- ------------------------------

The Company is authorized to issue 3.0 million shares of $1.00 par value preferred stock and 20.0 million shares of $0.01 par value preference stock. No preferred shares are outstanding and the Company has no current plan to issue any such shares.

     In February 1992, 1.5 million shares of $0.01 par value preference shares were designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights to the Company's common shareholders. Series E shares are issuable only when rights become exercisable under the Preference Share Purchase Rights plan (see above).

     In connection with the IGI merger in February 1992, 864.3 thousand shares of $0.01 par value preference stock were designated as 12.5% Convertible Preference Stock, Series F, and issued to the IGI ESOP. Dividends are payable at the option of the Company and are cumulative. Additionally, when cash dividends are declared on the Company's common stock, Series F preference shares are entitled to participate in such distribution as if converted into common stock at that time.

     Each Series F share is convertible, at the option of the ESOP's trustee, into .854145 shares of Mattel common stock. The aggregate liquidation preference of the Series F shares as of December 31, 1994 was $33.8 million or $39.056 per share. The ESOP note receivable, which was secured by the Series F Preference Stock, was repaid in August 1994.

Common Stock
- ------------

Concurrently with their approval of the Fisher-Price merger in 1993, shareholders of the Company voted to amend the Mattel, Inc. certificate of incorporation to increase the number of common shares authorized from 150.0 million to 300.0 million shares.

Stock Options
- -------------

Under the Company's stock option plans, officers and other key employees may be granted nonqualified stock options, restricted stock awards and stock appreciation rights. Generally, options are exercisable contingent upon the grantees' continued employment with the Company, and in installments when permitted by the Board of Directors or its Compensation/Options Committee. As of December 31, 1994 and 1993, a total of 10.6 million shares and 15.5 million shares, respectively, of Mattel common stock were reserved for issuance under these plans.

     Nonqualified stock options are granted at not less than 100 percent of the fair market value of the Company's common stock on the date of award, and generally expire within ten years from date of grant. Restricted stock awards issued are subject to various restrictions. During the time period from the award date until the restrictions lapse, shares cannot be sold, assigned, pledged or otherwise encumbered by the recipients. As of December 31, 1994, restricted stock awards granted to Mattel executives totaled 742.2 thousand shares. The market value of these shares as of December 31, 1994 was charged to income as part of the 1994 restructuring. Any subsequent increases or decreases in market value through January 1, 1997, the end of the restriction period, will be reflected in the results of operations currently.

     The following is a summary of stock option information for the Company's plans during the year (options in thousands):

                                         Options Outstanding
                                   -------------------------------
Nonqualified Plans                  Number (a)       Price (a)
- ---------------------------------  ------------   ----------------
Outstanding at December 31, 1992          8,464   $ 2.22 to $15.68
  Granted                                 6,042     9.76 to  19.12
  Exercised                             (1,329)     2.22 to  15.68
  Canceled                                (685)     2.90 to  15.68
                                   ------------
Outstanding at December 31, 1993         12,492     2.22 to  19.12
  Granted                                 3,043    18.20 to  22.30
  Exercised                             (4,901)     2.22 to  15.68
  Canceled                                (116)     3.03 to  17.52
                                   ------------
Outstanding at December 31, 1994         10,518   $ 2.30 to $22.30
                                   ============
Options exercisable at:
  December 31, 1993 (b)                   5,273
  December 31, 1994 (c)                   2,560
- -----------------------------------------------

(a) Number of options and prices reflect the retroactive effect of the November 1993 Fisher-Price merger and the five-for-four stock splits distributed in January 1995 and 1994.
(b) Average exercise price - $11.23 per share. Expiration dates vary from July 12, 1994 to December 15, 2003.
(c) Average exercise price - $14.86 per share. Expiration dates vary from November 11, 1995 to August 25, 2004.


     The Company's 1990 stock option plan provides that up to 1% of Mattel's outstanding common stock as determined on December 31 of the preceding year will be available for awards during each calendar year in which the plan is in effect. In connection with the Fisher-Price merger, shareholders approved the Board of Directors' recommendation of an increase of 4.7 million shares above the standard 1% limitation as set forth in the plan. The purpose of such increase was to accommodate the post-merger grant of awards to employees of Mattel and Fisher-Price as motivation for the successful integration and future operation of the combined business.

     The Fisher-Price Long-Term Incentive Plan of 1991 provided benefits for eligible participants in the form of stock options, stock appreciation rights, restricted stock, performance units and other awards as determined by the plan's administrative committee. Effective with the merger, all stock-based awards and benefits previously granted and outstanding under the plan became fully vested and, if not previously exercised, converted into rights to receive equivalent shares, as adjusted for the 1.275 (pre-split basis) merger exchange ratio, of Mattel common stock. Accordingly,
300.5 thousand Fisher-Price restricted stock awards outstanding became fully vested; the remaining unamortized deferred compensation of $3.0 million was recognized in the fourth quarter of 1993.

Fisher-Price Stock Subscription Warrants
- ----------------------------------------

In connection with their Term Loan, Fisher-Price had issued to the lenders detachable warrants allowing them to purchase shares of Fisher-Price stock, subject to certain antidilution requirements. In November 1992, Fisher-Price repurchased from the holders warrants representing rights to 1.5 million common shares. As of the effective date of the merger, the Company agreed to assume Fisher-Price's obligations pursuant to the provisions of the warrants.

     Change-of-control provisions of the warrants allowed the holders a six-month period from the merger date to elect to receive, in lieu of exercises for common shares, an amount in cash equal to the product obtained by multiplying the number of shares of common stock purchasable upon exercise by the highest closing market price of such shares, as reported on the NYSE Composite Tape during the period from August 19, 1993 through November 30, 1993, less the warrant exercise price. During June 1994, holders of 360.8 thousand warrants elected the cash option and received $4.9 million.

     The exercise of all outstanding warrants by the holders would result in delivery of approximately 1.0 million shares of the Company's common stock at an exercise price of $5.96462 per share.

Conversion of 8% Debentures
- ---------------------------

During the 1994 first quarter, holders tendered $75.7 million of the 8% Debentures for conversion into 7.4 million common shares in response to the Company's Notice of Redemption. Holders had previously tendered $24.3 million par value of the 8% Debentures for conversion into 2.4 million common shares during the 1993 fourth quarter.

Common Stock Repurchase Plan
- ----------------------------

In May 1990, the Board of Directors authorized a stock repurchase plan which initially provided for annual repurchases on the open market of up to one percent of the Company's common stock to fund the stock option plans. In May 1993, the Board expanded the repurchase program to permit the repurchase of up to 15.6 million shares over the next four years. During 1994 and 1993, the Company purchased 3.7 million and 3.3 million shares, respectively. Shares repurchased, less 4.6 million shares reissued in 1994 and 3.5 million shares reissued in 1993, are included in treasury stock.

Dividends and Capital Transactions
- ----------------------------------

On December 19, 1994, the Board of Directors declared a five-for-four stock split on the Company's common stock, distributable on January 20, 1995 to shareholders of record as of January 6, 1995. Accordingly, $44.7 million was transferred from additional paid-in capital to common stock, representing the par value of additional shares issued. Similar transfers were made between paid-in capital and common stock in the amounts of $34.3 million and $48.0 million to reflect the respective declarations of a five-for-four stock split in November 1993 and a three-for-two stock split in May 1992.

     A regular quarterly cash dividend has been declared by the Board of Directors on the Company's common stock since the second quarter of 1990.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
- --------------------------------------

Leases
- ------

The Company routinely enters into noncancelable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 1994 (in thousands):

                                      Capitalized      Operating
                                        Leases          Leases
- --------------------------            -----------      ---------
1995                                      $   400       $ 31,600
1996                                          400         26,000
1997                                          400         16,200
1998                                          400         14,300
1999                                          400         13,100
Thereafter                                 11,000         13,200
                                      -----------      ---------
                                           13,000 (a)    114,400
Less: sublease commitments                      -            200
                                      -----------      ---------
                                          $13,000       $114,200
                                      ===========      =========

(a) Includes $10.3 million of imputed interest.

     Rental expense under operating leases amounted to $33.7 million, $33.8 million and $32.1 million for 1994, 1993 and 1992, respectively, net of sublease income of $0.7 million, $0.4 million and $2.8 million.

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

     The Company has no significant exposure to credit risk in the event of nonperformance by any counterparty or group of counterparties to its outstanding commitments and foreign currency contracts. Market risk exposures exist with respect to foreign currency forward exchange contracts to the extent that currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk through forecasting its future foreign currency positions and hedge requirements, retaining flexibility with respect to currencies used for international borrowing arrangements and intercompany invoicing, and varying the degree of coverage of individual foreign currency exposures, which may alternatively be left open, partially or fully hedged. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.

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

     As of December 31, 1994, the Company had outstanding commitments for 1995 purchases of inventory of approximately $103 million. As of December 31, 1993, the Company had commitments for 1994 purchases of inventory of approximately $56 million.

     Licensing and related agreements provide for terms extending from 1995 through 2002 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                         Minimum
                                         Payments
- -----------------------------------     ---------
1995                                     $ 52,000
1996                                       44,000
1997                                       43,000
1998                                       42,000
1999                                       43,000
Thereafter                                 80,000
                                        ---------
                                         $304,000
                                        =========

     Royalty expense for the years ended December 31, 1994, 1993 and 1992 was $83.9 million, $69.2 million and $50.2 million, respectively.

Foreign Currency Contracts
- --------------------------

The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. These contracts generally have maturity dates ranging from one to fifteen months. Gains or losses related to hedged transactions are deferred and are recognized in results of operations as a part of the underlying transaction. Had the Company not entered into hedges covering a percentage of its foreign currency positions, the unfavorable effect on 1994 pre-tax income would have approximated $2 million.

     As of December 31, 1994 and 1993, the Company held the following contracts to obtain U.S. dollars (in thousands):

                                     1994                    1993
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $264,783                $215,631
Swaps                           65,155                  40,334
                            ----------              ----------
                              $329,938    $329,540    $255,965    $247,996
                            ==========  ==========  ==========  ==========

     Fair value reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1994 and 1993, respectively.

     As of December 31, 1994 and 1993, the Company held the following contracts to purchase foreign currencies (in thousands):

                                     1994                    1993
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $ 57,898                $127,582
Swaps                          124,746                  91,790
                            ----------              ----------
                              $182,644    $184,417    $219,372    $222,676
                            ==========  ==========  ==========  ==========

     Fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1994 and 1993, respectively.

     The following table summarizes the Company's foreign currency contracts by major currency as of December 31, 1994 and 1993 (in thousands of U.S. dollars):

                                       1994                    1993
                              ----------------------  ----------------------
                                 Buy         Sell        Buy         Sell
- ---------------------------   ----------  ----------  ----------  ----------
U.S. dollars                    $329,938    $177,589    $255,965    $166,667
German deutschemarks              91,740      81,620      77,330      64,815
Italian lira                           -      15,240      52,705      35,327
Malaysian ringgits                 5,034           -      61,311           -
Hong Kong dollars                 47,809           -      13,566           -
French francs                     18,481      57,685           -      66,515
British pounds sterling                -      51,268           -      58,010
Canadian dollars                   6,485      25,270       6,721      44,924
Spanish pesetas                        -      17,141           -      13,482
Dutch guilders                         -      46,926           -      11,411
Japanese yen                           -      17,757           -           -
Australian dollars                     -      14,306           -           -
Swiss francs                       9,680       5,555       5,212       5,210
Other (under $5,000)               3,415       2,225       2,527       8,976
                              ----------  ----------  ----------  ----------
                                $512,582    $512,582    $475,337    $475,337
                              ==========  ==========  ==========  ==========

     In order to minimize the risk of counterparty non-performance, the Company executes its foreign currency forward exchange contracts and swap agreements with financial institutions believed to be credit-worthy, generally those that provide the Company with its working capital lines of credit. The Company does not trade in financial instruments nor does it enter into contracts for speculative purposes.

Letters of Credit
- -----------------

The Company had outstanding irrevocable letters of credit in the amount of $15.1 million and $31.8 million as of December 31, 1994 and 1993, respectively. These letters of credit, which have terms from one month to one year, collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing banks.

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


NOTE 7 - ACQUISITIONS AND NONRECURRING ITEMS
- --------------------------------------------

On May 31, 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products, including POWER WHEELS battery-powered, ride-on vehicles; HULA HOOP and FRISBEE products marketed under the WHAM-O trademark; STREET JAM sporting goods; and MOREY BOOGIE bodyboards. The purchase price included net cash consideration of $254.6 million, including costs directly related to the acquisition. In addition, the Company repaid $20.0 million of Kransco's short-term borrowings concurrent with consummation of the asset purchase transaction. The asset purchase agreement also provides for future contingent consideration in the event that net sales of the POWER WHEELS product line reaches or exceeds certain levels in each of calendar years 1994, 1995 and 1996. The contingent consideration payable with respect to any year shall not exceed $8.6 million. As of December 31, 1994, $8.6 million of contingent consideration was payable, and as a result the goodwill initially recorded was increased.

     The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Kransco have been included in the Company's consolidated financial statements since the date of acquisition. The estimated fair market value of assets and liabilities acquired was $99.4 million and $37.2 million, respectively. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $221 million, which is being amortized on a straight-line basis over 20 years.

     The following summary presents unaudited pro forma consolidated results of operations as if the acquisition had occurred at the beginning of 1994 and 1993, and includes adjustments for estimated amounts of goodwill amortization, depreciation of fixed assets acquired based on their estimated fair values, increased interest expense assuming the initial purchase consideration had resulted in additional short-term borrowing during the periods presented, and the elimination of intercompany transactions. The pro forma results are for illustrative purposes only, and do not purport to be indicative of the actual results which would have occurred had the transaction been consummated as of those earlier dates, nor are they indicative of results of operations which may occur in the future. These results reflect the highly seasonal nature of the business acquired and do not reflect the synergies achieved.

                                                     For the Year
                                                ----------------------
(In thousands, except per share amounts)           1994        1993
- ----------------------------------------        ----------  ----------
Net sales                                       $3,248,765  $2,876,080
                                                ----------  ----------
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                         $  253,537  $  142,012
                                                ----------  ----------
Net income                                      $  253,537  $  123,309
                                                ==========  ==========

PRIMARY INCOME PER COMMON SHARE
  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                       $     1.11  $     0.64
                                                ----------  ----------
  Net income                                    $     1.11  $     0.56
                                                ==========  ==========

FULLY DILUTED INCOME PER COMMON SHARE
  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                       $     1.10  $     0.63
                                                ----------  ----------
  Net income                                    $     1.10  $     0.55
                                                ==========  ==========

     In July 1994, the Company acquired a majority of the shares of Spear, a company organized in the United Kingdom, that holds the rights to SCRABBLE in markets outside of the United States and Canada, and certain other games worldwide. Under the terms of the Company's offer, shareholders had the option to receive the purchase consideration of 11.5 pounds sterling per issued share in either cash, interest-bearing notes or in a combination of cash and notes. As of December 31, 1994, holders of
5.1 million shares of Spear had elected the cash option, receiving approximately 58 million pounds sterling, and holders of 0.3 million shares had elected to receive notes. The aggregate purchase price, including investment advisor and other directly related expenses, denominated in pounds sterling, was approximately $100 million.

     The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Spear have been included in the Company's consolidated financial statements since the date of acquisition. The estimated fair market value of assets and liabilities acquired was approximately $40 million and $35 million, respectively. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $95 million, which is being amortized on a straight-line basis over 20 years.

     In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. Of these charges, approximately $36 million was related to severance costs from elimination of approximately 1,000 positions, $15 million represented restricted stock awards that related to the Fisher-Price integration, $14 million for termination of various distribution and lease agreements, $4 million for the writedown of fixed assets to their net realizable value in connection with the elimination of excess manufacturing capacity, and other costs of $3 million. After related tax effects, the net $46.8 million charge impacted 1994 earnings by $0.21 per share on a fully diluted basis.

     Although no assurance can be given, the Company anticipates the restructuring will provide pre-tax cost savings of approximately $25 million during 1995, principally as a result of creating efficiencies and eliminating redundancies. Available cash reserves and cash flow generated from normal business operations will fund the costs of the restructuring, with no adverse impact expected on the Company's future liquidity, revenues or financial position. It is anticipated that substantially all amounts related to the restructuring will be expended during 1995.

     On November 30, 1993, a merger was consummated between the Company and Fisher-Price, one of the world's largest manufacturers and marketers of infant and preschool toys and juvenile products. The stock-for-stock transaction was approved by the shareholders of both companies, after which Fisher-Price became a wholly-owned subsidiary of the Company. The merger agreement provided for the exchange of 1.275 shares of Mattel common stock for each outstanding Fisher-Price common share, and resulted in the issuance of 39.1 million shares, before stock splits (61.1 million shares after stock splits), valued, on the merger's effective date, at $1.19 billion. This transaction was accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement for the companies' combined financial position and operating results. Prior to July 1, 1991, the business of Fisher-Price was operated as a division of The Quaker Oats Company, and therefore, any such financial data have been excluded from the Company's combined consolidated results presented herein.

     In connection with its merger with Fisher-Price, the Company recognized a one-time charge of $115.0 million, pre-tax, in the 1993 fourth quarter. Of the total, approximately $17 million represented transaction costs of the merger, and $30 million related to the severance of key Fisher-Price executives. Following the merger, the Company commenced integrating and restructuring certain of the domestic and international business operations of the entities. Of the remaining $68 million of estimated costs, approximately $13 million represented writedowns of fixed assets in connection with the elimination of duplicative administration and plant facilities. The remainder represented expenditures related to the combination of the entities' worldwide business operations, including staff reductions and outplacement expenses, costs of terminating contracts with lessors and distributors and fees paid to consultants in connection with the integration and restructuring process. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.40 per share on a fully diluted basis.

     As of December 31, 1994, the integration and restructuring activity provided for by the 1993 charge was substantially complete and amounts previously accrued had been paid. The cost savings realized by the Company as a result of the consolidation of facilities and related staff reductions were comparable to the anticipated $45 million, and the type and amount of charges actually incurred approximated the amounts included in the provision.

     In 1992, the Company concluded its merger with International Games, Inc. ("IGI"), a creator, manufacturer and marketer of proprietary family and educational card and board games, including UNO and SKIP-BO. The merger, accounted for as a pooling of interests, was effected by exchanging all of IGI's outstanding voting preferred and common stock for 2.0 million shares of Mattel common stock and 0.9 million shares of Mattel 12.5% Convertible Preference Stock, Series F, representing a combined value of $58.5 million.


NOTE 8 - FINANCIAL INFORMATION BY GEOGRAPHIC AREA
- -------------------------------------------------

The Company's business consists of the design, manufacture and marketing of toys on a worldwide basis. The Company's international operations are located principally in Europe, Canada, Latin America and Asia.
Consolidated liabilities of these subsidiaries were approximately $421 million, $300 million and $311 million at December 31, 1994, 1993 and 1992, respectively.

     The Company's toy products are sold throughout the world. Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. In the United States, toys are distributed directly to large retailers, including discount and free-standing toy stores, chain stores, department stores, other retail outlets, and to a limited extent, wholesalers. Internationally, the Company sells its products directly in Argentina, Australia, Austria, the Benelux countries, Canada, Chile, France, Germany, Greece, Italy, Japan, Mexico, New Zealand, Portugal, Scandinavia, Spain, Switzerland, the United Kingdom, Venezuela, and in certain areas of Eastern Europe and Asia. In 1995, the Company will begin selling its products directly in Colombia through a newly established subsidiary. The Company's products are marketed principally through distributors in certain parts of Latin America, the Middle East and Southeast Asia, and the Company also licenses some of its products to outside manufacturers for sale in Brazil, Peru, and other Latin American countries. In the fourth quarter of 1993, the Company's distributorship agreement for Nintendo products in Australia was terminated. The Company ceased distribution of Nintendo products in Canada and Italy during the first and third quarters of 1992, respectively.

     The Company's worldwide sales to Toys R Us and Wal-Mart, the only customers accounting for more than 10% of 1994 consolidated net sales, were $734.1 million and $417.7 million, respectively. At December 31, 1994, accounts receivable from Toys R Us and Wal-Mart were $156.6 million and $104.3 million, respectively. In 1993, worldwide sales to Toys R Us and Wal-Mart were $598.7 million and $277.3 million, respectively, and in 1992, worldwide sales to Toys R Us were $466.4 million. At December 31, 1993, accounts receivable from Toys R Us and Wal-Mart were $156.8 million and $63.2 million, respectively.

     Information by geographic area is set forth in the tables below. Profit from operations represents income before income taxes, interest expense and general corporate expenses. Sales between geographic areas are based upon transfer prices which include manufacturing cost and profit.

                                                 Profit From    Identifiable
(In thousands)                       Net Sales    Operations       Assets
- --------------                      -----------  ------------   ------------
1994
United States                        $2,315,778      $305,874     $1,150,514
Europe and Canada                     1,066,349       143,658        715,021
Asia and Latin America                1,287,502       130,247        396,100
                                    -----------  ------------   ------------
                                      4,669,629       579,779     2,261,635
Sales and transfers between
  geographic areas (a)              (1,464,604)             -              -
Interest expense                              -      (55,449)              -
Corporate and other                           -     (130,698)        197,391
                                    -----------  ------------   ------------
Consolidated total                   $3,205,025      $393,632     $2,459,026
                                    ===========  ============   ============

1993
United States                        $1,873,249      $187,923     $  718,688
Europe and Canada                       908,030        68,270        545,406
Asia and Latin America                  993,001        96,924        290,759
                                    -----------  ------------   ------------
                                      3,774,280       353,117      1,554,853
Sales and transfers between
  geographic areas (a)              (1,069,832)             -              -
Interest expense                              -      (62,614)              -
Corporate and other                           -      (53,857)        445,224
                                    -----------  ------------   ------------
Consolidated total                   $2,704,448      $236,646     $2,000,077
                                    ===========  ============   ============

1992
United States                        $1,612,174      $226,193     $  712,309
Europe and Canada                       861,462        95,480        504,331
Asia and Latin America                  844,917        66,461        286,185
                                    -----------  ------------   ------------
                                      3,318,553       388,134      1,502,825
Sales and transfers between
  geographic areas (a)                (755,028)             -              -
Interest expense                              -      (68,716)              -
Corporate and other                           -      (36,473)        209,850
                                    -----------  ------------   ------------
Consolidated total                   $2,563,525      $282,945     $1,712,675
                                    ===========  ============   ============

(a) Primarily from Asia and Latin America to other regions of the world.


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


(In thousands, except per share         First      Second     Third      Fourth
  amounts)                             Quarter    Quarter    Quarter     Quarter
- ---------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Net sales                              $487,271  $650,263  $1,037,082  $1,030,409
Gross profit                            238,104   314,505     528,960     519,934
Advertising and promotion expenses       71,630    94,010     161,298     189,547
Other selling and administrative
  expenses                              116,797   118,608     140,601     160,437
Restructuring charge (a)                      -         -           -      72,000
Other expense, net (b)                    3,285     1,315       5,967      16,927
Operating profit (c)                     46,392   100,572     221,094      81,023
Income before taxes                      38,269    89,082     202,820      63,461
Net income                               24,069    57,082     131,820      42,861
Preference stock dividend
  requirements                          (1,223)   (1,223)     (1,152)     (1,091)
Net income applicable to common
  shares                                 22,846    55,859     130,668      41,770
Primary income per share (d):
  Net income                              $0.10     $0.25       $0.58       $0.19
  Average number of common and
    common equivalent shares            218,796   224,723     225,930     224,493
Fully diluted income per share (d):
  Net income                              $0.10     $0.25       $0.57       $0.19
  Average number of common and
    common equivalent shares            227,200   226,805     227,890     225,281
Dividends declared per common share (d)  $0.048    $0.048      $0.048      $0.048
Common stock market price (d)
  High                                   $21.50    $21.80      $23.00      $23.60
  Low                                     16.50     18.60       20.40       19.60

YEAR ENDED DECEMBER 31, 1993 (e)
Net sales                              $477,184  $576,618    $896,732    $753,914
Gross profit                            218,770   279,013     453,935     374,549
Advertising and promotion expenses       68,489    83,390     139,392     135,427
Other selling and administrative
  expenses                              109,497   113,652     128,882     121,363
Integration and restructuring
  charge (f)                                  -         -           -     115,000
Other expense, net                          560     3,819       5,378       2,158
Operating profit (c)                     40,224    78,152     180,283         601
Income before taxes, extraordinary
  item and accounting changes            27,015    63,223     163,370    (16,962)
Extraordinary item - debt
  retirement                                  -         -           -    (14,681)
Cumulative effect of changes in
  accounting principles                 (4,022)         -           -           -
Net income                               14,458    40,770     104,656    (42,676)
Preference stock dividend
  requirements                          (1,224)   (1,223)     (1,224)     (1,223)
Net income applicable to common
  shares                                 13,234    39,547     103,432    (43,899)
Primary income per share (d):
  Income before extraordinary item
    and accounting changes                $0.08     $0.19       $0.49     $(0.14)
  Net income                               0.06      0.19        0.49      (0.21)
  Average number of common and
    common equivalent shares            212,722   213,356     213,261     213,308
Fully diluted income per share (d):
  Income before extraordinary item
    and accounting changes                $0.08     $0.18       $0.47     $(0.14)
  Net income                               0.07      0.18        0.47      (0.21)
  Average number of common and
    common equivalent shares            225,876   225,356     225,420     212,050
Dividends declared per common share (d)  $0.032    $0.038      $0.038      $0.038
Common stock market price (d)
  High                                   $18.48    $16.88      $18.24      $19.68
  Low                                     13.12     13.68       14.80       17.20
- ---------------------------------------------------------------------------------

(a) Represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.
(b) Fourth quarter includes a $19.8 million foreign exchange transaction loss resulting from devaluation of the Mexican peso.
(c) Represents income from operations before interest expense and provision for income taxes.
(d) Per share data and market prices for all periods reflect the retroactive effect of stock splits distributed to shareholders in January 1995 and 1994 and the November 1993 merger with Fisher-Price.
(e) Financial information for all quarters reflects the retroactive effect of the November 1993 merger, accounted for as a pooling of interests, with Fisher-Price.
(f) The nonrecurring charge represents transaction, integration and restructuring costs related to the 1993 merger with Fisher-Price.


NOTE 10 - SUPPLEMENTAL FINANCIAL INFORMATION
- --------------------------------------------

                                                    As of Year End
                                                -----------------------
(In thousands)                                     1994        1993
- ------------------------------------------      ----------- -----------
INVENTORIES INCLUDE THE FOLLOWING:
    Raw materials and work in process             $ 50,334     $ 50,927
    Finished goods                                 288,809      169,066
                                                ----------  -----------
                                                  $339,143     $219,993
                                                ==========  ===========

PREPAID EXPENSES AND OTHER CURRENT ASSETS
  INCLUDE THE FOLLOWING:
    Deferred income taxes                         $114,808     $101,776
    Other                                           67,867       45,087
                                                ----------  -----------
                                                  $182,675     $146,863
                                                ==========  ===========

INTANGIBLE ASSETS, NET, INCLUDE THE
  FOLLOWING:
    Goodwill                                      $418,903     $124,458
    Other                                           13,329       14,819
                                                ----------  -----------
                                                  $432,232     $139,277
                                                ==========  ===========

ACCRUED LIABILITIES INCLUDE THE
  FOLLOWING:
    Advertising and promotion                     $102,115     $ 80,396
    Compensation                                    75,729       58,582
    Restructuring charge                            67,649       94,774
    Other                                          207,653      164,048
                                                ----------  -----------
                                                  $453,146     $397,800
                                                ==========  ===========

                                                   For the Year
                                          -------------------------------
(In thousands)                              1994       1993       1992
- ------------------------------------      --------- ---------- ----------
SELLING AND ADMINISTRATIVE EXPENSES
  INCLUDE THE FOLLOWING:
    Research and development                $93,153    $75,415    $76,619
- -------------------------------------------------------------------------

Statements of Cash Flows
- ------------------------

For the years ended December 31, 1994, 1993 and 1992, cash paid for interest totaled $52.9 million, $76.1 million and $67.8 million, respectively. Cash paid for income taxes in each of the three years was $66.3 million, $55.7 million and $72.5 million, respectively.

     Significant noncash investing and financing activities were as follows:

. During the 1994 first quarter, holders tendered $75.7 million aggregate par value of the 8% Debentures for conversion into 7.4 million shares of the Company's common stock. During the 1993 fourth quarter, holders tendered $24.3 million aggregate par value of the 8% Debentures for conversion into 2.4 million shares of the Company's common stock.

. The November 1993 merger with Fisher-Price in a stock-for-stock transaction neither used nor provided cash (see Note 7). The Company's consolidated financial statements, consistent with pooling of interests accounting treatment, reflect retroactive restatement for the effects of the merger. Accordingly, the assets and liabilities of Fisher-Price and the changes in shareholders' equity as a result of the merger are included in the combined consolidated financial statements as of July 1, 1991, but are not includable as of December 1990 while Fisher-Price was a division of The Quaker Oats Company. Because the merger transaction neither provided nor used cash with respect to the combined companies, the effect of consolidating financial statement balances as of July 1, 1991 is not reflected in the statements of cash flows.

. The effects of changes in accounting principles related to the Company's adoption of Statements of Financial Accounting Standards Nos. 106 and 109 in the 1993 first quarter neither provided nor used cash, and accordingly, have been excluded from the statement of cash flows.

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

     Price Waterhouse, independent accountants, have been retained to audit the Company's consolidated financial statements. They conduct a review of internal accounting controls to the extent required by generally accepted accounting principles and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.


/s/ Francesca Luzuriaga
- -----------------------
Francesca Luzuriaga
Executive Vice President, Finance




                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------



To the Board of Directors and Shareholders of Mattel, Inc.

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1992 financial statements of Fisher-Price, Inc. and its subsidiaries, which statements reflect total assets of $455,198,000 at January 3, 1993 and total net sales of $693,951,000 for the period ended January 3, 1993.
Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Fisher-Price, Inc. and its subsidiaries, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
- ------------------------
Los Angeles, California
February 6, 1995

                          DIRECTORS AND OFFICERS
                          ----------------------
                       Mattel, Inc. and Subsidiaries

BOARD OF DIRECTORS                               EXECUTIVE OFFICERS
John W. Amerman (1)                              John W. Amerman
Chairman and Chief Executive Officer,            Chairman and Chief Executive Officer
Mattel, Inc.

Jill E. Barad (4)                                Jill E. Barad
President and Chief Operating Officer,           President and Chief Operating Officer
Mattel, Inc.

Dr. Harold Brown (4)                             James A. Eskridge
Senior Managing Director, E.M. Warburg,          President, Fisher-Price, Inc.
Pincus & Co., Inc.

James A. Eskridge                                Joseph C. Gandolfo
President, Fisher-Price, Inc.                    President, Mattel Operations

Tully M. Friedman (1)(3)                         Lindsey F. Williams
Co-Managing Partner, Hellman & Friedman          President, Mattel International

Ronald M. Loeb (3)                               Francesca Luzuriaga
Partner, Irell & Manella                         Executive Vice President, Finance

Edward H. Malone (1)(2)(4)                       E. Joseph McKay
Retired Vice President, General Electric Co.     Senior Vice President, Human Resources
                                                 and Administration

Edward N. Ney                                    Ned Mansour
Chairman of the Board of Advisors,               Senior Vice President, General Counsel
Burson-Marsteller                                and Secretary

William D. Rollnick (1)(2)(3)                    Gary P. Rolfes
Chairman, Genstar Rental Electronics, Inc.       Senior Vice President and Controller

John L. Vogelstein (1)(2)(3)                     William Stavro
Vice Chairman and Director, E.M. Warburg,        Vice President and Treasurer
Pincus & Co., Inc.

Lindsey F. Williams (4)
President, Mattel International

(1) Member, Executive/Finance Committee
    John L. Vogelstein, Chairman

(2) Member, Compensation/Options Committee
    John L. Vogelstein, Chairman

(3) Member, Audit Committee
    William D. Rollnick, Chairman

(4) Member, Pension Committee
    Edward H. Malone, Chairman


                               CORPORATE INFORMATION
                               ---------------------
                           Mattel, Inc. and Subsidiaries


Transfer Agent   Mattel, Inc. Common Stock
and Registrar    The First National Bank of Boston

                 Mattel, Inc. 12.5% Convertible Preference Stock, Series F
                 Mattel, Inc.
                 333 Continental Boulevard
                 El Segundo, California  90245

Note Trustees    Mattel, Inc. 6-3/4% Senior Notes due May 15, 2000
                 PNC Bank, N.A.
                 One Oliver Plaza, 23rd Floor
                 Pittsburgh, Pennsylvania  15265

                 Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
                 The First National Bank of Boston
                 150 Royall Street, Mail Stop 45-02-15
                 Canton, Massachusetts  02021 or
                 P.O. Box 1618, Boston, Massachusetts  02105

                 Mattel, Inc. Medium-Term Notes
                 Chemical Trust Company of California
                 300 South Grand Avenue
                 Los Angeles, California  90071

Stock            Mattel, Inc. Common Stock and Mattel, Inc. Preference Share
Exchange         Purchase Rights
Listings         New York and Pacific Stock Exchanges

                 Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
                 New York Stock Exchange

Shareholder      Inquiries relating to shareholder accounting records, stock
Administration   transfer and dividends (including dividend reinvestment)
                 should be directed to:
                 The First National Bank of Boston
                 Shareholder Services Division
                 150 Royall Street, Canton Massachusetts  02021 or
                 P.O. Box 644, Boston, Massachussetts  02102
                 Telephone: 617-575-3170 or 800-730-4001

Common           As of March 1, 1995, there were approximately 37,000 holders
Shareholders     of record of Mattel, Inc. Common Stock

Annual Meeting   The Annual Meeting of Shareholders will be held May 10, 1995, at 10:00 a.m. in the Manhattan Ballroom of the Radisson Plaza
                 Hotel, Manhattan Beach, California

Form 10-K        Mattel's Annual Report to the Securities and Exchange
                 Commission on Form 10-K for the year ended December 31, 1994, is available upon request by writing to the Secretary of the
                 Company, 333 Continental Boulevard, El Segundo, California
                 90245

Trademark        Cabbage Patch Kids is a trademark of Original Appalachian
Legends          Artworks, Inc., used under license.  Disney characters:
                 [copyright]The Walt Disney Company.  Nickelodeon is licensed for use by MTV Networks, a division of Viacom, Inc.

                 Barbie, Fisher-Price, Hot Wheels, Power Wheels, Morey Boogie,
                 Wham-O, Frisbee, Hula Hoop, Hacky Sack, UNO, and Skip-Bo are trademarks of Mattel, Inc.

                 [copyright]1995 Mattel, Inc.
                 All Rights Reserved
                 Printed in U.S.A.

                 Printed on recycled paper.