Form 10-K, Exhibit 13
period 1995-12-31
MATTEL INC /DE/
filed 1996-03-22
CIK 63276

                                                                  EXHIBIT 13.0


                           Financial Information
                           ---------------------
                       Mattel, Inc. and Subsidiaries


-----------------------------------------------------------------------
Five-Year Financial Summary                                          27

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                          28

Consolidated Financial Statements                                    32

Notes to Consolidated Financial Statements                           37

Management Report on Responsibility for Financial Reporting          51

Report of Independent Accountants                                    51
-----------------------------------------------------------------------






                                        FIVE-YEAR FINANCIAL SUMMARY
                                        ---------------------------
                                       Mattel, Inc. and Subsidiaries

                                                                        For the Year Ended December 31 (a)
                                                            ----------------------------------------------------------
(In thousands, except per share and percentage information)    1995        1994        1993        1992        1991
----------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                   $3,638,812  $3,205,025  $2,704,448  $2,563,525  $2,046,489
Gross profit                                                 1,789,162   1,601,503   1,326,267   1,239,308     973,402
  % of net sales                                                   49%         50%         49%         48%         48%
Operating profit before restructuring and
  integration charges (b)                                      606,491     521,081     414,260     351,661     278,660
  % of net sales                                                   17%         16%         15%         14%         14%
Restructuring and integration charges (c)                            -      72,000     115,000           -           -
Income before income taxes, extraordinary item
  and cumulative effect of changes in
  accounting principles                                        532,902     393,632     236,646     282,945     214,326
Provision for income taxes                                     175,100     137,800     100,735      98,104      80,288
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                                        357,802     255,832     135,911     184,841     134,038
Extraordinary item - loss on debt retirement                         -           -     (14,681)          -      (5,236)
Cumulative effect of changes in accounting principles                -           -      (4,022)          -           -
Net income                                                     357,802     255,832     117,208     184,841     128,802

Income Per Common Share (d):
Income before extraordinary item and cumulative effect
  of changes in accounting principles
  Primary                                                         1.26        0.90        0.49        0.67        0.56
  Fully diluted                                                   1.26        0.89        0.48        0.65        0.55
Net income
  Primary                                                         1.26        0.90        0.42        0.67        0.54
  Fully diluted                                                   1.26        0.89        0.42        0.65        0.53
Dividends declared per common share (d)                           0.19        0.15        0.12        0.09        0.05
----------------------------------------------------------------------------------------------------------------------
                                                                                As of Year End (a)
                                                            ----------------------------------------------------------
(In thousands)                                                 1995        1994        1993        1992        1991
----------------------------------------------------------------------------------------------------------------------
Financial Position:
Cash and marketable securities                              $  483,457  $  259,681  $  523,581  $  327,807  $  290,750
Accounts receivable, net                                       679,283     762,024     580,313     538,444     467,266
Inventories                                                    350,841     339,143     219,993     238,895     225,411
Total assets                                                 2,695,509   2,459,026   2,000,077   1,712,675   1,564,832
Notes payable                                                   15,520           -           -      13,401      29,733
Long-term liabilities                                          572,659     457,455     398,939     434,930     353,575
Shareholders' equity                                         1,275,169   1,085,690     817,809     748,356     664,254
----------------------------------------------------------------------------------------------------------------------

(a) Consolidated financial information for 1993, 1992 and 1991 has been restated retroactively for the effects of the November 1993 merger, accounted for as a pooling of interests, with Fisher-Price.  The results of operations and financial position of Fisher-Price are excluded from periods prior to July 1, 1991, when its business was operated as a division of The Quaker Oats Company (Note 7).
(b) Represents income from operations before restructuring charges, interest expense and provision for income taxes.
(c) In 1994, amount represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.  In 1993, the nonrecurring charge represents transaction, integration and restructuring costs related to the merger with Fisher-Price (Note 7).
(d) Per share data reflect the retroactive effect of stock splits distributed to shareholders in March 1996,
    January 1995 and 1994, June 1992 and November 1991 and the mergers with Fisher-Price and IGI in 1993 and
    1992, respectively.

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

     Mattel's financial performance reflects the Company's solid growth in 1995, demonstrating continued strength in its core brands, as well as incremental volume provided through expansion of its international marketing and distribution network and increased manufacturing efficiency. The Company's long-term business strategies have resulted in another record year for sales and earnings, with net sales for 1995 of $3.6 billion and net income for 1995 of $357.8 million.

     Core brands have historically provided the Company with relatively stable growth. The Company's four principal core brands are BARBIE fashion dolls and doll clothing and accessories; FISHER-PRICE toys and juvenile products, including the POWER WHEELS line of battery-powered, ride-on vehicles; the Company's Disney-licensed toys; and die-cast HOT WHEELS vehicles and playsets, each of which has broad worldwide appeal.
Additional core product lines consist of large dolls, including CABBAGE PATCH KIDS; preschool toys, including SEE `N SAY talking toys; the UNO and SKIP-BO card games; and the SCRABBLE game, which the Company markets outside of the United States and Canada.


RESULTS OF OPERATIONS
---------------------
The following is a percentage analysis of operating results for the past three years:

                                                For the Year
                                     ----------------------------------
                                        1995        1994        1993
----------------------------------   ----------  ----------  ----------
Net sales                                  100%        100%        100%
                                     ==========  ==========  ==========
Gross profit                                49          50          49
Advertising and promotion
  expenses                                  16          16          16
Other selling and administrative
  expenses                                  16          17          18
Restructuring and integration
  charges                                    -           2           4
Other expense, net                           -           1           -
                                     ----------  ----------  ----------
Operating profit                            17          14          11
Interest expense                             2           2           2
                                     ----------  ----------  ----------
Income before income taxes,
  extraordinary item and changes
  in accounting principles                  15%         12%          9%
                                     ==========  ==========  ==========

1995 COMPARED TO 1994
---------------------
Net sales increased $433.8 million or 14% over 1994, reflecting the continuing strong demand for the Company's core products such as BARBIE doll products; FISHER-PRICE toys and juvenile products, including the POWER WHEELS line; as well as Disney-licensed toys introduced in connection with the release of the "Pocahontas" motion picture.

     Worldwide sales of core products represented 87% of the Company's gross revenues compared to 84% in 1994. Core brands increased 16%, mainly due to greater demand for BARBIE and BARBIE-related products, which increased from $1.1 billion to $1.4 billion. FISHER-PRICE products contributed $1.2 billion to gross sales in 1995 compared to $1.0 billion in 1994. Sales of Disney-licensed products increased to $451.5 million.

     Sales to customers within the United States grew 15% and accounted for 60% of consolidated sales for 1995 compared to 59% in the prior year.
Sales to customers outside the United States increased 10% compared to 1994, including the $29.8 million favorable effect of the generally weaker US dollar relative to last year. At comparable foreign currency exchange rates, sales internationally grew 9%.

     Gross profit as a percentage of net sales decreased one percentage point to 49%, due primarily to the impact of increased raw material prices and other product costs, partially offset by reduced duties as a result of changes in the General Agreement on Tariffs and Trade.

     Advertising and promotion expenses remained constant as a percentage of net sales; however, spending increased $68.0 million in support of increased sales volume, new product introductions, and further development of international markets. Other selling and administrative expenses increased $66.6 million primarily due to higher design and development expenses in support of both core products and new product lines. Other income, net, increased $32.4 million principally due to the impact of the Mexican peso devaluation in the fourth quarter of 1994, and the 1995 gains recognized on the sale of the non-toy business and trademark rights related to Corgi, a Mexican insurance claim, and foreign currency transactions.

     Interest expense increased $18.1 million or 33% from 1994, which reflects higher average levels of domestic borrowings at higher interest rates.


     In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. At December 31, 1995, the remaining $13.0 million accrual related primarily to committed severance plans and obligations under certain long-term leases. The cost savings realized by the Company as a result of the staff reductions and various distribution and lease terminations were comparable to the anticipated $25 million, and the type and amount of charges incurred to date approximated the amounts included in the provision.


1994 COMPARED TO 1993
---------------------
Net sales increased $500.6 million or 19% over 1993, reflecting strong growth in worldwide sales of core products, as well as POLLY POCKET toys, Nickelodeon-licensed toys, and MIGHTY MAX action figures. Added volume was also generated by the acquisitions of the Kransco business and J.W. Spear & Sons PLC ("Spear"), which contributed $178.7 million in the aggregate to net sales during 1994. Excluding the Kransco and Spear acquisitions, the Company's worldwide net sales increased $321.9 million or 12%.

     Worldwide sales of core products represented 84% of total revenues in 1994 compared to 86% for the prior year, largely as a result of strong non-core product sales. Core brand sales increased 16% over the prior year, with gross sales of BARBIE doll products exceeding $1.1 billion in volume. Sales of Disney-licensed products, led by toys connected with "The Lion King" motion picture, increased by 33% to $441.9 million. Fisher-Price, including the POWER WHEELS line, contributed $965.6 million to gross sales in 1994 compared to $747.9 million in 1993, and HOT WHEELS brand sales grew by 18% over 1993 volumes. These increases were partially offset by a continuing decline in sales in the large doll segment, which were 27% below the prior year volume.

     Sales to customers in the United States were 59% of 1994 consolidated revenues compared to 60% in the prior year. In total, domestic sales increased 17%, partially attributable to incremental volume generated from the acquisition of Kransco, which represented 6% of the Company's domestic sales for 1994. Total international sales increased 20% compared to 1993, including the $24.0 million favorable effect of the generally weaker US dollar relative to last year. At comparable foreign currency exchange rates, sales outside the United States grew 19%.

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

   In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. Of these charges, approximately $36 million was related to severance costs from elimination of approximately 1,000 positions, $15 million represented restricted stock awards that related to the Fisher-Price integration, $14 million for termination of various distribution and lease agreements, $4 million for the writedown of fixed assets to their net realizable value in connection with the elimination of excess manufacturing capacity, and other costs of $3 million. After related tax effects, the net $46.8 million charge impacted 1994 earnings by $0.17 per share.

     In connection with its merger with Fisher-Price, the Company recognized a one-time charge of $115.0 million, pre-tax, in the 1993 fourth quarter. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.34 per share. As of December 31, 1994, the integration and restructuring activity provided for by the 1993 charge was substantially complete and amounts previously accrued had been paid. The cost savings realized by the Company as a result of the consolidation of facilities and related staff reductions were comparable to the anticipated $45 million, and the type and amount of charges actually incurred approximated the amounts included in the provision.

     The 1993 fourth quarter included an extraordinary net-of-tax charge of $14.7 million or $0.05 per share resulting from prepayment of Fisher-Price's 10.69% term loan.


INCOME TAXES
------------
The effective income tax rates for 1995 and 1994 were 33.0% and 35.0%, respectively. The decrease in the effective rate for 1995 resulted from increased taxable income earned in locations with relatively lower rates.


     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which replaced
                              ---------------------------
Statement No. 96. Upon adoption, a deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign tax credit and alternative minimum tax credit carryovers resulting from activities prior to the 1987 quasi-reorganization. The benefit of $16.0 million (or $0.06 per share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle. The remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the quasi-reorganization.


FINANCIAL POSITION
------------------
The Company's financial position remained strong in 1995 primarily due to its profitable operating results. At December 31, 1995, the Company's cash position, including marketable securities, was $483.5 million, compared to $259.7 million as of the prior year. The higher balance was due to the issuance of $139.5 million of Medium-Term Notes during 1995 and cash generated from increased profitability. The Company's working capital increased to $843.1 million.

     Accounts receivable decreased $82.7 million over the prior year level primarily due to the sale of certain trade receivables, partially offset by higher current year sales volume. Inventory balances increased slightly to $350.8 million.

     The Company's capitalization is as follows:

                                              As of Year End
                                ----------------------------------------
(In millions)                          1995                  1994
-----------------------------   -------------------  -------------------
6-7/8% Senior Notes              $   99.8        5%  $   99.6         7%
6-3/4% Senior Notes                 100.0        6      100.0         7
Medium-Term Notes                   220.0       12      110.5         7
Other long-term debt
  obligations                        61.1        3       64.9         4
                                ---------  --------  --------  ---------
Total long-term debt                480.9       26      375.0        25
Other long-term liabilities          91.7        5       82.5         5
Shareholders' equity              1,275.2       69    1,085.7        70
                                ---------  --------  --------  ---------
                                 $1,847.8      100%  $1,543.2       100%
                                =========  ========  ========  =========

     Total long-term debt increased $105.9 million mainly due to the issuance of Medium-Term Notes. Future long-term capital needs are expected to be satisfied through the retention of corporate earnings and the issuance of long-term debt instruments. In February of 1996, the Company filed a universal shelf registration statement which, when effective, will allow for the issuance of up to $350.0 million of debt and equity securities. Shareholders' equity increased $189.5 million over 1994, reflecting profitable operating results for the current year and $40.8 million for activity related to employee stock compensation plans. These increases were partially offset by the (i) $73.9 million repurchase of Series F Preference Stock from the International Games, Inc. ("IGI") Employee Stock Ownership Plan ("ESOP"), (ii) treasury stock purchases of $64.3 million and (iii) dividend declarations on common and preference stock totaling $53.6 million.


LIQUIDITY
---------
The primary sources of liquidity for the Company over the last three years have been cash on hand at the beginning of the year, cash flows generated from operations, long-term debt issuances and short-term seasonal borrowings. Operating activities generated cash flows of $405.5 million during 1995, compared to $346.6 million and $306.7 million in 1994 and 1993, respectively.

     Principal investing activities during 1995, 1994, and 1993 included additions of tooling, property and equipment at various manufacturing and office facilities, as well as additional investing in the construction of new manufacturing plants. Investing activities during 1995 and 1994 included expenditures for acquired businesses. In 1995, investing activities also included construction on a new design facility for Fisher-Price.

     Financing activities provided intermediate- and long-term funds through the issuance of Medium-Term Notes in both 1995 and 1994, and the 6-3/4% Senior Notes in 1993, which were utilized by the Company to retire higher-cost debt and for general corporate purposes. In 1995, all shares of Series F Preference Stock and common stock were repurchased from the IGI ESOP. In 1994, the Company retired Fisher-Price's 10.69% term loan. Cash outlays for treasury stock were made over the three-year period primarily to purchase shares for issuance under the Company's employee stock option plans and for conversions of convertible securities. The Company has consistently increased cash payments for common dividends over the three-year period as a result of stock splits distributed to common shareholders.


SHORT-TERM FINANCING
--------------------
The Company's seasonal cash flow requirements for the coming year are expected to be met by cash on hand as of December 31, 1995, cash generated by 1996 operations, and short-term credit lines provided by domestic and foreign banks. Under the Company's domestic credit line, unsecured facilities provide a total of $800.0 million in seasonal financing from a commercial bank group. The facilities provide for up to $400.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $400.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the domestic credit line, the Company is to comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.


     In addition, the Company expects to have available approximately $328 million of individual short-term international credit lines with a number of banks, which customarily are extended as needed to meet seasonal working capital requirements of certain international affiliates.


ACQUISITIONS
------------
On May 31, 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products for $274.6 million in cash, including costs directly related to the acquisition and the repayment of $20.0 million of Kransco's short-term borrowings. The asset purchase agreement also provided for future contingent consideration in the event that net sales of the POWER WHEELS product line reached or exceeded certain levels in each of calendar years 1994, 1995 and 1996. Under the agreement, the contingent consideration payable with respect to any year shall not exceed $8.6 million. During 1995, $8.6 million of consideration was paid related to the 1994 sales, and an additional $8.6 million was accrued, which resulted in an increase of $17.2 million to the initial goodwill.

     In July 1994, the Company acquired a majority of the shares of Spear, a company organized in the United Kingdom, that holds the rights to SCRABBLE in markets outside of the United States and Canada, and certain other games worldwide. The aggregate purchase price, including related acquisition costs, denominated in pounds sterling, was approximately $100 million.

     On November 30, 1993, the Company completed a merger transaction, accounted for as a pooling of interests, with Fisher-Price, a manufacturer and marketer of infant and preschool toys and juvenile products. The merger, valued on the merger's effective date at $1.19 billion, was effected by the exchange of 2.490 shares (1.275 shares prior to stock splits) of Mattel common stock for each outstanding Fisher-Price common share. Financial information for periods preceding the merger were retroactively restated to reflect the combined operations of the companies.


LITIGATION
----------
The Company is involved in various litigation and other legal matters, including claims related to product liability and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.


COMMITMENTS
-----------
In the normal course of business, the Company enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery, and to obtain and protect the Company's right to create and market certain toys. Such arrangements include commitments for future inventory purchases and royalty payments pursuant to licensing agreements. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts.

     As of December 31, 1995, the Company had outstanding commitments for 1996 purchases of inventory of approximately $101 million. Licensing and similar agreements with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $283 million.


FOREIGN CURRENCY CONTRACTS
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. As of December 31, 1995 and 1994, the Company and its international affiliates had outstanding forward exchange contracts totaling $689.2 million and $322.7 million, respectively, and swap agreements totaling $195.4 million and $189.9 million, respectively.

     Market risk exposures exist with respect to foreign currency forward exchange contracts to the extent that currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk through determining its future foreign currency positions and hedge requirements, retaining flexibility with respect to currencies used for international borrowing arrangements and intercompany invoicing, and varying the degree of coverage of individual foreign currency exposures, which may alternatively be left open, partially or fully hedged. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.

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


EFFECTS OF INFLATION
--------------------
Inflation rates in the United States and in major foreign countries in which the Company operates have not had a significant impact on the Company's operating results for the three years ended December 31, 1995. The US Consumer Price Index increased 2.5% in 1995, and 2.7% in both 1994 and 1993.


                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------
                    Mattel, Inc. and Subsidiaries

                                                  December 31,   December 31,
(In thousands)                                        1995           1994
-----------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                              $  466,082     $  239,100
  Marketable securities                                 17,375         20,581
  Accounts receivable, less allowances of
    $10,788 at December 31, 1995 and
    $16,100 at December 31, 1994                       679,283        762,024
  Inventories                                          350,841        339,143
  Prepaid expenses and other current assets            177,238        182,675
                                                    ----------     ----------
    Total current assets                             1,690,819      1,543,523
                                                    ----------     ----------
Property, Plant and Equipment
  Land                                                  25,724         22,577
  Buildings                                            192,323        172,310
  Machinery and equipment                              354,469        289,796
  Capitalized leases                                    24,271         38,468
  Leasehold improvements                                51,629         46,512
                                                    ----------     ----------
                                                       648,416        569,663
  Less: accumulated depreciation                       265,885        248,666
                                                    ----------     ----------
                                                       382,531        320,997
  Tools, dies and molds, net                           116,783         94,924
                                                    ----------     ----------
  Property, plant and equipment, net                   499,314        415,921
                                                    ----------     ----------
Other Noncurrent Assets
  Intangible assets, net                               422,796        432,232
  Sundry assets                                         82,580         67,350
                                                    ----------     ----------
                                                    $2,695,509     $2,459,026
                                                    ==========     ==========

The accompanying notes are an integral part of these statements.


                                                  December 31,   December 31,
(In thousands, except share data)                     1995           1994
-----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable                                     $   15,520     $        -
  Current portion of long-term liabilities              33,215          3,095
  Accounts payable                                     250,401        295,246
  Accrued liabilities                                  410,362        453,146
  Income taxes payable                                 138,183        164,394
                                                    ----------     ----------
    Total current liabilities                          847,681        915,881
                                                    ----------     ----------
Long-Term Liabilities
  6-7/8% Senior Notes                                   99,752         99,604
  6-3/4% Senior Notes                                  100,000        100,000
  Medium-Term Notes                                    220,000        110,500
  Mortgage note                                         44,585         45,000
  Other                                                108,322        102,351
                                                    ----------     ----------
    Total long-term liabilities                        572,659        457,455
                                                    ----------     ----------
Shareholders' Equity
  Preference stock                                           -              9
  Common stock $1.00 par value, 300.0 million
    shares authorized; 279.1 million shares
    issued with 275.5 million shares outstanding
    for 1995 and 279.1 million shares issued with
    276.1 million shares outstanding for 1994 (a)      279,058        223,264
  Additional paid-in capital                           103,512        234,913
  Treasury stock at cost; 3.6 million shares for
    1995 and 3.0 million shares for 1994 (a)           (75,574)       (53,812)
  Retained earnings (b)                              1,041,735        737,528
  Currency translation and other adjustments (b)       (73,562)       (56,212)
                                                    ----------     ----------
    Total shareholders' equity                       1,275,169      1,085,690
                                                    ----------     ----------
                                                    $2,695,509     $2,459,026
                                                    ==========     ==========

Commitments and Contingencies (See accompanying notes.)

(a) Share data for 1995 and 1994 have been restated for the effects of the five-for-four stock split declared in February 1996.
(b) Since December 26, 1987 (Note 1).

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                          Mattel, Inc. and Subsidiaries

                                                          For the Year
                                               ----------------------------------
(In thousands, except per share amounts)          1995        1994        1993
---------------------------------------------------------------------------------
Net Sales                                      $3,638,812  $3,205,025  $2,704,448
Cost of sales                                   1,849,650   1,603,522   1,378,181
                                               ----------  ----------  ----------
Gross Profit                                    1,789,162   1,601,503   1,326,267

Advertising and promotion expenses                584,497     516,485     426,698
Other selling and administrative expenses         603,061     536,443     473,394
Restructuring and integration charges                   -      72,000     115,000
Interest expense                                   73,589      55,449      62,614
Other (income) expense, net                        (4,887)     27,494      11,915
                                               ----------  ----------  ----------
Income Before Income Taxes, Extraordinary
  Item and Cumulative Effect of Changes
  in Accounting Principles                        532,902     393,632     236,646

Provision for income taxes                        175,100     137,800     100,735
                                               ----------  ----------  ----------
Income Before Extraordinary Item and
  Cumulative Effect of Changes in
  Accounting Principles                           357,802     255,832     135,911

Extraordinary item - loss on early
  retirement of debt                                    -           -     (14,681)
                                               ----------  ----------  ----------
Income Before Cumulative Effect of
  Changes in Accounting Principles                357,802     255,832     121,230

Cumulative effect of changes in
  accounting principles                                 -           -      (4,022)
                                               ----------  ----------  ----------
Net Income                                        357,802     255,832     117,208

Preference stock dividend requirements              3,342       4,689       4,894
                                               ----------  ----------  ----------
Net Income Applicable to Common Shares         $  354,460  $  251,143  $  112,314
                                               ==========  ==========  ==========

Income Per Common and Common Equivalent Share
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                        $     1.26  $     0.90  $     0.49
Extraordinary item - loss on early
  retirement of debt                                    -           -       (0.05)
Cumulative effect of changes in
  accounting principles                                 -           -       (0.02)
                                               ----------  ----------  ----------
Net income                                     $     1.26  $     0.90  $     0.42
                                               ==========  ==========  ==========
Average number of common and common
  equivalent shares                               281,015     279,923     267,472
                                               ==========  ==========  ==========
Dividends Declared Per Common Share            $     0.19  $     0.15  $     0.12
                                               ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                          Mattel, Inc. and Subsidiaries

                                                                For the Year
                                                     ---------------------------------
(In thousands)                                          1995        1994        1993
--------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                         $ 357,802    $ 255,832   $117,208
    Adjustments to reconcile net income to
      net cash flows from operating activities:
      Gain on sale of business                          (9,142)           -          -
      Depreciation and amortization                    132,984      124,272     91,970
      Provision for deferred compensation                7,919       14,918      5,957
      Loss on early retirement of debt, net of tax           -            -     14,681
      Cumulative effect of changes in accounting
        principles, net of tax                               -            -      4,022
      Provision for lease termination, net                   -            -    (41,120)
      Decrease (increase) in accounts receivable        70,509     (155,265)   (55,525)
      (Increase) decrease in inventories               (15,279)     (74,148)    11,842
      Decrease (increase) in prepaid expenses
        and other current assets                         3,400      (38,626)     7,319
      (Decrease) increase in accounts payable,
        accrued liabilities and income
        taxes payable                                 (142,948)     215,403    161,818
      Other, net                                           247        4,166    (11,474)
                                                     ---------    ---------   --------
  Net cash flows from operating activities             405,492      346,552    306,698
                                                     ---------    ---------   --------

Cash Flows From Investing Activities:
  Purchases of tools, dies and molds                   (89,730)     (75,285)   (60,809)
  Purchases of other property, plant and equipment    (117,155)     (88,097)   (40,060)
  Purchases of marketable securities                   (29,154)     (29,032)   (28,616)
  Proceeds from sales of other property,
    plant and equipment                                 10,903       12,221     12,459
  Proceeds from sales of marketable securities          32,237       25,637     25,581
  Proceeds from sale of business                        21,129            -          -
  Investments in acquired businesses                    (8,625)    (374,965)         -
  Other, net                                               318          (89)      (713)
                                                     ---------    ---------   --------
  Net cash flows used for investing activities        (180,077)    (529,610)   (92,158)
                                                     ---------    ---------   --------

Cash Flows From Financing Activities:
  Notes payable, net                                    18,637       (5,966)   (14,135)
  Issuance of Medium-Term Notes                        139,500      110,500          -
  Long-term foreign borrowing                           (2,572)      (4,337)   (31,262)
  Redemption of Fisher-Price term loan                       -     (120,629)         -
  Issuance of 6-3/4% Senior Notes                            -            -    100,000
  Tax benefit of employee stock options exercised        8,500       23,923      4,431
  Exercise of stock options and warrants                24,353       39,209      8,012
  Purchase of treasury stock                           (64,284)     (80,885)   (52,558)
  Repurchase of Series F Preference Stock              (73,866)           -          -
  Dividends paid on common and preference stock        (50,963)     (47,840)   (30,476)
  Payment for tendered Fisher-Price warrants                 -       (4,891)         -
  Other, net                                               578        4,863       (381)
                                                     ---------    ---------   --------
  Net cash flows used for financing activities            (117)     (86,053)   (16,369)

Effect of Exchange Rate Changes on Cash                  1,684        2,098     (5,751)
                                                     ---------    ---------   --------
Increase (Decrease) in Cash                            226,982     (267,013)   192,420
Cash at Beginning of Year                              239,100      506,113    313,693
                                                     ---------    ---------   --------
Cash at End of Year                                  $ 466,082    $ 239,100   $506,113
                                                     =========    =========   ========

The accompanying notes are an integral part of these statements.

                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           -----------------------------------------------
                                    Mattel, Inc. and Subsidiaries


                                                                          Additional
                                               Preference     Common       Paid-In      Treasury
(In thousands)                                   Stock         Stock       Capital       Stock
------------------------------------------------------------------------------------------------
Balance, December 31, 1992                             $9    $137,360      $247,727     $(43,098)
Net income
Five-for-four stock split                                      34,343       (34,781)
Purchase of treasury stock                                                               (52,558)
Conversion of 8% debentures                                                  (9,540)      33,876
Restricted stock activity                                         688        13,308
Amortization of deferred compensation
Exercise of stock options                                          79         6,494
Issuance of treasury stock                                                   (8,560)      14,430
Dividends declared on common stock
Dividends declared on preference stock
Cumulative effect of change in accounting
  principle                                                                  53,000
Termination of pre-quasi lease commitment                                   (41,120)
Collection of ESOP note receivable
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1993                              9     172,470       226,528      (47,350)
Net income
Five-for-four stock split                                      44,653       (44,653)
Purchase of treasury stock                                                               (80,885)
Conversion of 8% debentures                                     5,897        67,549
Restricted stock activity                                                     1,915
Exercise of stock options                                         244        26,496
Issuance of treasury stock                                                  (38,031)      74,423
Payment for tendered Fisher-Price warrants                                   (4,891)
Dividends declared on common stock
Dividends declared on preference stock
Collection of ESOP note receivable
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1994                              9     223,264       234,913      (53,812)
Net income
Five-for-four stock split                                      55,794       (55,794)
Purchase of treasury stock                                                               (64,284)
Repurchase of Series F Preference Stock                (9)                  (73,857)
Restricted stock activity                                                     7,919
Exercise of stock options                                                     8,500
Issuance of treasury stock                                                  (18,169)      42,522
Dividends declared on common stock
Dividends declared on preference stock
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1995                             $-    $279,058      $103,512     $(75,574)
                                                =========    ========      ========    =========

The accompanying notes are an integral part of these statements.

                                                                                          Currency
                                                                ESOP                     Translation     Total
                                                  Retained      Note        Deferred      and Other   Shareholders'
(In thousands)                                    Earnings    Receivable  Compensation   Adjustments     Equity
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                      $  448,600     $(8,420)    $ (5,650)       $(28,172)     $  748,356
Net income                                         117,208                                                  117,208
Five-for-four stock split                                                                                      (438)
Purchase of treasury stock                                                                                  (52,558)
Conversion of 8% debentures                                                                                  24,336
Restricted stock activity                                                   (13,310)                            686
Amortization of deferred compensation                                         5,957                           5,957
Exercise of stock options                                                                                     6,573
Issuance of treasury stock                                                                                    5,870
Dividends declared on common stock                 (28,911)                                                 (28,911)
Dividends declared on preference stock              (4,894)                                                  (4,894)
Cumulative effect of change in accounting
  principle                                                                                                  53,000
Termination of pre-quasi lease commitment                                                                   (41,120)
Collection of ESOP note receivable                               4,920                                        4,920
Currency translation and other adjustments                                                  (21,176)        (21,176)
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1993                         532,003      (3,500)     (13,003)        (49,348)        817,809
Net income                                         255,832                                                  255,832
Five-for-four stock split                                                                                         -
Purchase of treasury stock                                                                                  (80,885)
Conversion of 8% debentures                                                                                  73,446
Restricted stock activity                                                    13,003                          14,918
Exercise of stock options                                                                                    26,740
Issuance of treasury stock                                                                                   36,392
Payment for tendered Fisher-Price warrants                                                                   (4,891)
Dividends declared on common stock                 (45,618)                                                 (45,618)
Dividends declared on preference stock              (4,689)                                                  (4,689)
Collection of ESOP note receivable                               3,500                                        3,500
Currency translation and other adjustments                                                   (6,864)         (6,864)
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1994                         737,528           -            -         (56,212)      1,085,690
Net income                                         357,802                                                  357,802
Five-for-four stock split                                                                                         -
Purchase of treasury stock                                                                                  (64,284)
Repurchase of Series F Preference Stock                                                                     (73,866)
Restricted stock activity                                                                                     7,919
Exercise of stock options                                                                                     8,500
Issuance of treasury stock                                                                                   24,353
Dividends declared on common stock                 (50,253)                                                 (50,253)
Dividends declared on preference stock              (3,342)                                                  (3,342)
Currency translation and other adjustments                                                  (17,350)        (17,350)
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1995                      $1,041,735     $     -     $      -        $(73,562)     $1,275,169
                                                ==========    ========     ========        ========      ==========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                         Mattel, Inc. and Subsidiaries


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Principles of Consolidation and Basis of Preparation
----------------------------------------------------
The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Financial data for 1993 reflects the retroactive effects of the merger, accounted for as a pooling of interests, with Fisher-Price, Inc. ("Fisher-Price") consummated in November 1993.

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Foreign Currency Translation
----------------------------
Assets and liabilities of foreign subsidiaries are translated at end-of-period rates of exchange. Income, expense and cash flows are translated at weighted-average rates of exchange for the period. The resulting currency translation adjustments are accumulated and reported as a component of shareholders' equity.


Quasi-Reorganization
--------------------
Effective December 26, 1987, the Company implemented a quasi-reorganization and revalued its assets and liabilities to their fair values as of that date. The $69.0 million net effect of these adjustments was credited to additional paid-in capital. Additionally, as of December 26, 1987, accumulated deficits of $256.0 million and cumulative currency translation adjustments of $32.7 million were transferred to additional paid-in capital.


Cash
----
Cash includes cash equivalents, which are highly liquid investments with maturities of three months or less when purchased. Because of the short maturities of these instruments, the carrying amount is a reasonable estimate of fair value.


Marketable Securities
---------------------
Marketable securities, comprised principally of US dollar-denominated foreign debt securities held for liquidity purposes, are stated at market value and classified as securities available-for-sale. Unrealized gains or losses are reported as a component of shareholders' equity until realized. Quoted market prices, which approximated cost as of the balance sheet dates, are reasonable estimates of the portfolio's fair value.
of the portfolio's fair value.


Inventories
-----------
Inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.


Property, Plant and Equipment
-----------------------------
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over three years.

     Capitalized lease assets in existence at the time of the quasi-reorganization are recorded at their fair values determined as of December 26, 1987, less accumulated amortization computed over the remaining lease terms. Major categories of capitalized leases are as follows (in thousands):

                                            As of Year End
                                        ----------------------
                                           1995        1994
                                        ----------  ----------
Land and buildings                         $23,271     $37,208
Machinery and equipment                      1,000       1,260
                                        ----------  ----------
                                            24,271      38,468
Less: accumulated amortization              14,078      18,607
                                        ----------  ----------
                                           $10,193     $19,861
                                        ==========  ==========

Intangible Assets, Net
----------------------
Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, and the costs of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 10 to 20 years. The Company periodically reviews the carrying value of its intangible assets to identify and assess any impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets. Accumulated amortization was $99.6 million and $74.0 million as of December 31, 1995 and December 31, 1994, respectively.


Advertising Costs
-----------------
Production costs of advertising are expensed at the time the advertising initially takes place.


Income Taxes
------------
Deferred income tax assets and liabilities are determined in accordance with Statement of Financial Accounting Standards No. 109, Accounting for
                                                          --------------
Income Taxes ("SFAS No. 109"), and result from revenues and expenses being
------------
recognized in different time periods for financial reporting purposes than for income tax purposes. Under SFAS No. 109, deferred income taxes arise from temporary differences and carryforwards which are tax-effected at the enacted tax rates and subsequently adjusted for changes in tax laws and rates. Deferred income tax assets and liabilities are classified as current or noncurrent based upon the financial reporting classification of assets and liabilities to which they relate. A valuation allowance is established if it is more likely than not that some portion or all of a deferred income tax asset will not be realized. Effective January 1, 1993, the Company adopted SFAS No. 109, the effects of which are covered in detail in Note 2 to the consolidated financial statements.


Income and Dividends Per Common Share
-------------------------------------
All share and per share data presented in these financial statements reflect the retroactive effect of the Fisher-Price merger and the five-for-four stock splits distributed in March 1996, and January 1995 and 1994.

    Income per common share is computed by dividing earnings available to common shareholders by the average number of common and common equivalent shares outstanding during each period. Weighted-average share computations assume the exercise of dilutive stock options and warrants, reduced by the number of shares which could be repurchased at average market prices with proceeds from exercise. Earnings available to common shareholders represent reported net income less preference stock dividend requirements, plus interest savings from the assumed retirement of debt upon exercise of dilutive warrants.


Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements as hedges to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. Gains and losses related to hedged transactions are deferred and are recognized in results of operations as part of the underlying transaction while those related to unhedged transactions are included in the income statement currently.


NOTE 2 - INCOME TAXES
---------------------

Consolidated pre-tax income before extraordinary item and cumulative effect of changes in accounting principles consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1995        1994        1993
                                       ----------  ----------  ----------
US operations                            $313,703    $268,817    $127,937
Foreign operations                        219,199     124,815     108,709
                                       ----------  ----------  ----------
                                         $532,902    $393,632    $236,646
                                       ==========  ==========  ==========

     The provision for current and deferred income tax expense consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1995        1994        1993
                                       ----------  ----------  ----------
Current
  Federal                                $ 84,800    $ 76,100    $ 64,358
  State                                    14,900      12,100      11,758
  Foreign                                  53,600      48,200      47,884
                                        ---------   ---------   ---------
                                          153,300     136,400     124,000
                                        ---------   ---------   ---------
Deferred
  Federal                                  21,600       1,500     (21,841)
  State                                       300       2,250      (3,629)
  Foreign                                    (100)     (2,350)     (6,640)
                                        ---------   ---------   ---------
                                           21,800       1,400     (32,110)
                                        ---------   ---------   ---------
Provision excluding extraordinary
  item                                    175,100     137,800      91,890
Benefit allocated to extraordinary
  item                                          -           -       8,845
                                        ---------   ---------   ---------
Total provision for income taxes         $175,100    $137,800    $100,735
                                        =========   =========   =========

     Deferred income taxes are provided principally for certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets
(liabilities) were comprised of the following (in thousands):

                                                     As of Year End
                                               ---------------------------
                                                   1995           1994
                                               ------------   ------------
Deferred compensation                              $ 20,732       $ 11,588
Sales allowances and inventory reserves              58,060         55,826
Operating loss and tax credit carryovers             22,239         26,448
Excess of tax basis over book basis                  14,098          9,483
Postretirement benefits                              12,840         12,554
Restructuring and integration charges                 6,193         36,085
Other                                                26,062         29,668
                                               ------------   ------------
  Gross deferred income tax assets                  160,224        181,652
                                               ------------   ------------
Excess of book basis over tax basis                 (14,636)       (14,230)
Depreciation                                         (5,245)          (816)
Retirement benefits                                  (8,905)        (7,298)
Other                                                (6,327)       (11,001)
                                               ------------   ------------
  Gross deferred income tax liabilities             (35,113)       (33,345)
Deferred income tax asset valuation
  allowances                                        (28,754)       (33,044)
                                               ------------   ------------
Net deferred income tax assets                     $ 96,357       $115,263
                                               ============   ============

     Differences between the provision for income tax expense at the United States federal statutory income tax rate and the provision in the consolidated statements of income were as follows (in thousands):

                                                     For the Year
                                          ----------------------------------
                                             1995        1994        1993
                                          ----------  ----------  ----------
Provision at federal statutory rates       $ 186,516   $ 137,771    $ 82,812
Increase (decrease) resulting from:
  Losses without income tax benefit            4,252       1,160       2,436
  Foreign earnings taxed at different
    rates, including withholding taxes       (27,464)    (12,029)     (1,827)
  Tax benefit of future deductions                 -           -        (994)
  State and local taxes, net of
    federal benefit                           10,603       9,327       5,417
  Dividends paid to ESOP                      (1,170)     (1,600)     (1,500)
  Nondeductible restructuring costs                -           -      13,599
  Other                                        2,363       3,171         792
                                          ----------  ----------  ----------
Total provision                            $ 175,100   $ 137,800    $100,735
                                          ==========  ==========  ==========

     Appropriate US and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred US income taxes have been provided is $468.5 million at December 31, 1995. The additional US income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits. Foreign withholding taxes of $19.5 million would be due upon remittance of these earnings.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $55.4 million ($1.7 million with no expiration date, $45.1 million expiring 1996 to 2000, and $8.6 million expiring after 2000).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1995, 1994 and 1993, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $8.5 million, $23.9 million and $4.4 million, respectively.

     The Internal Revenue Service has completed its examination of the Company's federal income tax returns through December 31, 1991.

     Effective January 1, 1993, the Company adopted SFAS No. 109. Upon adoption, a net deferred income tax asset of $69.0 million was recorded, of which $16.0 million related to postquasi-reorganization net operating losses carried forward, and $53.0 million related principally to future tax deductions, and foreign tax credit and alternative minimum tax credit carryovers resulting from activities prior to the 1987 quasi-reorganization. The benefit of $16.0 million (or $0.06 per share in the 1993 first quarter) was recognized in after-tax earnings as the cumulative effect of a change in accounting principle; the remaining $53.0 million was credited to additional paid-in capital in accordance with the required accounting treatment for transactions resulting from activities prior to the 1987 quasi-reorganization.


NOTE 3 - EMPLOYEE BENEFITS
--------------------------

The Company and certain of its subsidiaries have various pension and retirement plans covering substantially all employees of these companies. Expense related to these plans totaled $16.1 million, $14.6 million and $10.0 million in 1995, 1994 and 1993, respectively. Prior to the November 1993 merger, Fisher-Price maintained a number of benefit plans and compensation arrangements. Subject to certain exceptions, these programs shall continue to be administered by Fisher-Price without material change or modification for periods up to five years following the merger.


Pension Plans
-------------
The Company provides defined benefit pension plans covering certain of its domestic and foreign employees. Plan benefits are based upon covered employees' length of service and earnings. Pension costs are actuarially determined and plans are generally funded to meet benefit obligations existing as of the end of each year. Contributions are based upon amounts required to be funded under applicable governmental regulations, but will not exceed the maximum amount deductible for income tax purposes. Assets of these plans are invested in equity securities, as well as corporate, government and other fixed-income investments. With the exception of the Fisher-Price Pension Plan, activity related to the Company's pension plans, including those of foreign affiliates, was not significant during any year.

     The Fisher-Price Pension Plan, a defined benefit plan covering most of the domestic employees of Fisher-Price, contains certain change-of-control provisions which were triggered as a result of the November 1993 merger. For a five-year period, or until the assets of the plan are less than its liabilities, if earlier, the rate at which benefits accrue on behalf of participants may not be decreased. In the event of the plan's termination or consolidation with another plan, assets in excess of liabilities must be used to increase participants' benefits. The components of net pension cost for this plan, based upon an October valuation date for the years ended December 31, 1995, 1994 and 1993, are detailed below (in thousands):

                                          For the Period Ended
                                   ----------------------------------
                                      1995        1994        1993
                                   ----------  ----------  ----------
Service cost                         $  2,547    $  3,562     $ 2,928
Interest cost                           7,924       7,646       6,801
Actual (gain) loss on plan assets     (30,650)      1,038      (9,267)
Net amortization and deferral          16,881     (14,221)     (2,261)
                                   ----------  ----------  ----------
Net pension income                   $ (3,298)   $ (1,975)    $(1,799)
                                   ==========  ==========  ==========

     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets are as follows (in thousands):

                                              As of Year End
                                          ----------------------
                                             1995        1994
                                          ----------   ---------
Vested benefits                             $115,573    $ 85,510
Nonvested benefits                             3,126       3,643
                                          ----------  ----------
Accumulated benefit obligation               118,699      89,153
Effect of projected future salary
  increases                                    4,862       3,923
                                          ----------  ----------
Projected benefit obligation                 123,561      93,076
Plan assets at fair value                    144,718     117,866
                                           ---------   ---------
Plan assets in excess of projected
  benefit obligation                          21,157      24,790
Unrecognized net loss (gain)                   3,769      (1,424)
Unrecognized prior service cost                2,055       2,886
Unrecognized net asset at transition          (8,992)    (11,561)
                                           ---------   ---------
Prepaid pension asset                       $ 17,989    $ 14,691
                                          ==========  ==========


                                              For the Period
                                          ----------------------
                                           1995    1994    1993
                                          ------  ------  ------
Assumptions:
  Weighted average discount rate           7.25%   8.50%   7.00%
  Rate of future compensation increases    4.00%   4.00%   4.00%
  Long-term rate of return on plan
    assets                                10.00%  10.00%  10.00%
----------------------------------------------------------------

Other Retirement Plans
----------------------
Domestic employees not covered by collective bargaining agreements are eligible to participate in the Company's 401(k) savings plans, which are defined contribution plans satisfying the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under these plans, the Company makes contributions to a trust based upon the employee's age, as well as matches percentages of certain amounts of voluntary employee contributions. Mattel's Personal Investment Plan covers employees of Mattel, Inc., and the Fisher-Price, Inc. Matching Savings Plan covers employees of Fisher-Price. On June 30, 1994, the Fisher-Price Profit Sharing and Retirement Savings Plan was merged and all its assets were transferred into the Fisher-Price, Inc. Matching Savings Plan.

     The Company maintains unfunded supplemental retirement plans which are nonqualified defined benefit plans covering certain key executives of Mattel, Inc. and its subsidiaries. In addition, compensation deferral and excess benefit plans exist for certain officers and key employees of both Mattel, Inc. and Fisher-Price, Inc. For 1995, 1994 and 1993, the accumulated and vested benefit obligations and related expense of these plans were not significant.


Employee Stock Ownership Plan
-----------------------------
In January 1987, an ESOP was established for employees of IGI. The ESOP is a defined contribution plan satisfying the requirements of ERISA. In connection with the February 1992 merger, IGI convertible preferred stock held by the ESOP was exchanged for 55.8 thousand shares of the Company's common stock and 864.3 thousand shares of the Company's 12.5% Convertible Preference Stock, Series F. The ESOP debt was repaid in August 1994 through a series of dividend and cash contributions paid by the Company to service the debt. On October 20, 1995, the Company repurchased all shares of Series F and common stock from the ESOP for a total of $75.1 million. The Company intends to terminate the ESOP and has received a determination letter from the IRS permitting termination.


Postretirement Benefits
-----------------------
The Company maintains a postretirement benefit plan for domestic employees of Mattel. The plan provides for health care to retirees meeting certain age and years of service requirements, and consists primarily of medical and prescription benefits, Medicare Part B reimbursement and life insurance. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the Company's financial position and results of operations.

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

     Details of the plan's expense recognized in the consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 are as follows (in thousands):

                                                      For the Year
                                           ----------------------------------
                                              1995        1994        1993
                                           ----------  ----------  ----------
Service cost                                   $  432      $  511     $   475
Interest cost                                   2,539       1,826       1,999
Recognition of transition obligation                -           -      29,357
                                           ----------  ----------  ----------
Net postretirement benefit cost                $2,971      $2,337     $31,831
                                           ==========  ==========  ==========

     The funded status of the plan and the amounts included in the Company's consolidated balance sheets are as follows (in thousands):


                                               As of Year End
                                           ----------------------
                                              1995        1994
                                           ----------  ----------
Current retirees                              $28,418     $19,011
Fully eligible active employees                 2,502       5,078
Other active employees                          4,305       6,659
                                           ----------  ----------
  Accumulated postretirement benefit           35,225      30,748
    obligation
Unrecognized net loss                          (3,687)        (21)
                                           ----------  ----------
Accrued postretirement benefit liability      $31,538     $30,727
                                           ==========  ==========

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.25%, 8.50% and 7.00% for 1995, 1994 and 1993, respectively. For participants below 65 years of age, the health care cost trend rate for expected claim costs was assumed to be 7.0% in 1995, declining to 5.5% by 1997 and remaining constant thereafter. For participants 65 years of age or older, the health care cost trend rate for expected claim costs was assumed to be 6.0% in 1995, declining to 5.5% by 1996 and remaining constant thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased the aggregate of service and interest cost for 1995 by approximately $0.3 million and increased the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $4 million.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for
                                        -------------------------
Postretirement Benefits Other Than Pensions ("SFAS No. 106"), with
-------------------------------------------
immediate recognition of an actuarially-determined accumulated postretirement benefit obligation of $2.3 million for the Mattel, Inc. plan. The related charge of $1.4 million, after deferred income tax benefits of $0.9 million, was recognized in earnings as the cumulative effect of a change in accounting principle. Upon consummation of the November 1993 merger, Fisher-Price's accounting methodology was conformed to that of the Company, and accordingly, a related $18.6 million charge, net of deferred income tax benefits of $10.7 million, was recognized in earnings as the cumulative effect of a change in accounting principle retroactively as of the 1993 first quarter.


Incentive Awards
----------------
The Company's Long-Term Incentive Plan is a variable compensation plan available to certain key executives of Mattel, Inc. Awards are paid annually based upon the performance of the Company over a three-year period. Pursuant to the Company's 1990 stock option plan, stock appreciation rights ("SAR") had been awarded in 1991 to certain key executives of Mattel, Inc. In February 1994, the value of the SARs was capped, and they were canceled in exchange for awards consisting of nonqualified stock options and cash, contingent upon the executive's continued employment by the Company. During 1995, the first of two installment payments related to the SARs of $9.5 million was paid. At December 31, 1995 and 1994, $28.7 million and $26.0 million, respectively, were accrued for awards under these plans.

     The Company also has discretionary annual incentive compensation plans for officers and key employees of both Mattel, Inc. and Fisher-Price, Inc. based on the Company's performance and subject to certain approvals of the Compensation/Options Committee of the Board of Directors. At December 31, 1995 and 1994, $17.8 million and $30.4 million, respectively, were accrued for awards under these plans.


NOTE 4 - SEASONAL FINANCING AND LONG-TERM DEBT
----------------------------------------------

Seasonal Financing
------------------
The Company maintains and periodically amends or replaces a revolving credit agreement with a commercial bank group that is utilized to finance the working capital requirements of its domestic and certain international operations. The agreement in effect during 1995, which was recently amended (see below), was renegotiated in the first quarter of 1995 to increase the total facility to $650.0 million from $500.0 million. Within the facility, up to $400.0 million was a standard revolving credit line available for advances and backup for commercial paper issuances (a three-year facility). Interest was charged at various rates selected by the Company not greater than the base rate charged by the agent bank, plus a commitment fee of up to .095% of the unused line available for advances. The remaining $250.0 million (a three-year facility) was available for nonrecourse purchases of certain trade accounts receivable of the Company by the commercial bank group providing the credit line. Outstanding receivables sold are reduced by collections and cannot exceed the $250.0 million at any time. The uncollected balance of receivables sold totaled $67.5 million and zero at December 31, 1995 and 1994, respectively. The agreement required the Company to comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.

     Effective in August 1995, the Company entered into an agreement providing for up to $100.0 million, at each specified purchase date, of nonrecourse purchases of certain trade accounts receivable of the Company by a commercial bank. The uncollected balance of receivables sold totaled $79.5 million at December 31, 1995.

     To meet seasonal borrowing requirements of international operations in addition to amounts funded by proceeds of its revolving credit agreement, the Company negotiates individual financing arrangements, generally with the same groups of banks that provided credit in the prior year. International credit lines total approximately $328 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout 1996 and believes available amounts will be adequate to meet its seasonal financing requirements.

     Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of such obligations are a reasonable approximation of their fair value.
Information relating to the Company's domestic and international credit lines is summarized as follows (in thousands):

                                                 For the Year
                                         ----------------------------
                                           1995      1994      1993
                                         --------  --------  --------
Balance at end of year
  Domestic                               $      -  $      -  $      -
  International                            15,520         -         -
Maximum amount outstanding
  Domestic                                397,000   613,000   167,000
  International                            84,000    74,000    76,100
Average borrowing
  Domestic                                221,000   271,000    45,100
  International                            45,000    36,000    55,100
Weighted average interest rate
  on average borrowing
  Domestic (computed daily)                   6.0%      5.0%      3.5%
  International (computed monthly)            9.5%     11.5%      8.5%
---------------------------------------------------------------------

     Effective in March 1996, the Company amended its revolving credit agreement. The new agreement consists of unsecured facilities providing a total of $800.0 million in seasonal financing from substantially the same group of commercial banks. The facilities provide for up to $400.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $400.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, the Company is to comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.


6-7/8% Senior Notes
-------------------
In August 1992, the Company issued $100.0 million aggregate principal amount of 6-7/8% Senior Notes maturing August 1, 1997. Interest is payable semiannually on the first day of February and August. At December 31, 1995 and 1994, the bid prices for the 6-7/8% Senior Notes, as provided by one of the underwriters, were $1,020.40 and $965.10, respectively, based on a par value of $1,000.00.


6-3/4% Senior Notes
-------------------
In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of each May and November. At December 31, 1995 and 1994, the bid prices for the 6-3/4% Senior Notes, as provided by one of the underwriters, were $1,033.40 and $924.39, respectively, based on a par value of $1,000.00.


Medium-Term Notes ("MT Notes")
------------------------------
During the 1994 third quarter, the Company commenced a program for the issuance of up to $250.0 million in aggregate principal amount of Series A Medium-Term Notes. During the 1994 fourth quarter, the Company issued an aggregate of $80.5 million principal amount of MT Notes maturing on various dates from October 1999 to December 2004. Interest is payable semiannually at fixed rates ranging from 8.00% to 8.55% per annum on the fifteenth day of May and November. At December 31, 1995 and 1994, the bid prices for these notes ranged from $1,075.00 to $1,159.30 and $983.12 to $997.33, respectively, based on a par value of $1,000.00. The Company also issued an aggregate of $30.0 million principal amount of MT Notes maturing in January 1996, bearing interest at three-month LIBOR plus .125%, currently set at 5.8% per annum. Interest is payable quarterly on the twenty-ninth day of March, June, September and December. The principal amount of floating rate MT Notes approximates fair value since the interest rate is reset quarterly.

     During 1995, an aggregate of $139.5 million principal amount of MT Notes was issued by the Company maturing on various dates from June 1998 to May 2007. Interest is payable semiannually at fixed rates ranging from 5.93% to 7.65% per annum on the fifteenth day of May and November. At December 1995, the bid prices for these notes ranged from $1,006.50 to $1,081.60, based on a par value of $1,000.00.


Mortgage Note
-------------
In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. The agreement requires monthly interest-only payments for the first 60 months of its term and monthly principal and interest payments of approximately $0.4 million thereafter, until its December 2005 maturity date. Interest is payable at 10.15% for the term of the agreement. The fair value of the mortgage note, estimated by discounting future cash flows at the interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $51 million and $48 million at December 31, 1995 and 1994, respectively.


Fisher-Price Term Loan
----------------------
Following the merger with Fisher-Price, the Company reached an agreement with the lenders permitting prepayment of its $100.0 million of term indebtedness to insurance companies. The prepayment premium and write-off of unamortized issuance costs resulted in an extraordinary charge against earnings in the 1993 fourth quarter, net of an $8.8 million income tax benefit, of $14.7 million, or $0.05 per share.


8% Convertible Subordinated Debentures ("8% Debentures")
--------------------------------------------------------
During the 1994 first quarter, the Company issued its Notice of Redemption to holders of the 8% Debentures. In lieu of redemption, the holders elected to convert the 8% Debentures into the Company's common stock. During the 1994 first quarter and the 1993 fourth quarter, holders tendered $75.7 million and $24.3 million, respectively, of the 8% Debentures for conversion into 9.2 million and 3.0 million common shares, respectively.


Scheduled Maturities
--------------------
The aggregate amounts of long-term debt and capitalized lease obligations maturing in the next five years are as follows (in thousands):

                    Medium-              Capitalized
         Senior      Term      Mortgage     Lease
          Debt       Notes       Note    Obligations    Other      Total
        ---------  ----------  --------  -----------  ---------  ---------
1996     $      -    $30,000       $500         $100     $2,400   $ 33,000
1997      100,000          -        500          100      1,000    101,600
1998            -      9,500        500          100        300     10,400
1999            -     30,000        600          100        300     31,000
2000      100,000          -        600            -        400    101,000
--------------------------------------------------------------------------


NOTE 5 - SHAREHOLDERS' EQUITY
-----------------------------

Preference Share Purchase Rights
--------------------------------
In 1992, the Board of Directors approved an extension of the Company's Preference Share Purchase Rights plan. The rights may be exercised by their holders to purchase shares of the Company's Series E Junior Participating Preference Stock upon the occurrence of certain events, including the acquisition, or announcement of intended acquisition, of 20 percent or more of Mattel's common stock by a person or group of affiliated or associated persons. The rights are subject to adjustment in the event of stock dividends, stock splits or other changes in the Company's common stock, and will expire on February 17, 2002, unless the plan is further extended or the rights are earlier redeemed or exchanged by the Company.


Preferred and Preference Stock
------------------------------
The Company is authorized to issue 3.0 million shares of $1.00 par value preferred stock and 20.0 million shares of $0.01 par value preference stock. No preferred shares are outstanding and the Company has no current plan to issue any such shares.

     In February 1992, 1.5 million shares of $0.01 par value preference shares were designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights to the Company's common shareholders. Series E shares are issuable only when rights become exercisable under the Preference Share Purchase Rights plan (see above).

     In connection with the IGI merger in February 1992, 864.3 thousand shares of $0.01 par value preference stock were designated as 12.5% Convertible Preference Stock, Series F, and issued to the IGI ESOP. On October 20, 1995, the Company repurchased all outstanding preference stock from the IGI ESOP for $73.9 million. The ESOP note receivable, which was secured by the Series F Preference Stock, was repaid in August 1994.


Stock Options
-------------
Under the Company's stock option plans, officers and other key employees may be granted nonqualified stock options, restricted stock awards and stock appreciation rights. Generally, options are exercisable contingent upon the grantees' continued employment with the Company, and in installments when permitted by the Board of Directors or its Compensation/Options Committee. As of December 31, 1995 and 1994, a total of 15.4 million shares and 13.3 million shares, respectively, of Mattel common stock were reserved for issuance under these plans.

     Nonqualified stock options are granted at not less than 100 percent of the fair market value of the Company's common stock on the date of award, and generally expire within ten years from date of grant.

     Restricted stock awards issued are subject to various restrictions. During the time period from the award date until the restrictions lapse, shares cannot be sold, assigned, pledged or otherwise encumbered by the recipients. As of December 31, 1995, restricted stock awards granted to Mattel executives totaled 927.7 thousand shares. The market value of these shares as of December 31, 1994 was charged to income as part of the 1994 restructuring. Any subsequent increases or decreases in market value through January 1, 1997, the end of the restriction period, are reflected in the results of operations currently. As a result, $7.9 million was charged to income in 1995.


     The following is a summary of stock option information for the Company's plans during the year (options in thousands):

                                         Options Outstanding
Nonqualified Plans                  Number (a)       Price (a)
--------------------------------   ------------   ----------------
Outstanding at December 31, 1993         15,616   $ 1.77 to $15.30

  Granted                                 3,803    14.56 to  17.84
  Exercised                              (6,126)    1.77 to  12.54
  Canceled                                 (145)    2.42 to  14.02
                                   ------------
Outstanding at December 31, 1994         13,148     1.84 to  17.84

  Granted                                 4,152    16.16 to  23.90
  Exercised                              (2,314)    1.84 to  18.10
  Canceled                                 (473)    3.34 to  17.90
                                   ------------
Outstanding at December 31, 1995         14,513   $ 1.84 to $23.90
                                   ============

Options exercisable at:
  December 31, 1994 (b)                   3,200
  December 31, 1995 (c)                   5,541
-----------------------------------------------

(a) Number of options and prices reflect the retroactive effect of the November 1993 Fisher-Price merger and the five-for-four stock splits distributed in March 1996, and January 1995 and 1994.
(b) Average exercise price - $11.89 per share. Expiration dates vary from November 11, 1995 to August 25, 2004.
(c) Average exercise price - $13.41 per share. Expiration dates vary from February 18, 1996 to September 18, 2005.

     The Company's 1990 stock option plan provides that up to 1% of Mattel's outstanding common stock as determined on December 31 of the preceding year will be available for awards during each calendar year in which the plan is in effect. During 1995, shareholders approved an amendment to the plan that increased the amount of common stock available for award during 1994 by 1.7 million shares above the 1% limitation.

     Effective with the Fisher-Price merger, all stock-based awards and benefits previously granted under the Fisher-Price Long-Term Incentive Plan of 1991 became fully vested and, if not previously exercised, converted into rights to receive equivalent shares of Mattel common stock. Accordingly, 300.5 thousand Fisher-Price restricted stock awards outstanding became fully vested; the remaining unamortized deferred compensation of $3.0 million was recognized in the fourth quarter of 1993.


Fisher-Price Stock Subscription Warrants
----------------------------------------
In connection with their term loan, Fisher-Price had issued to the lenders detachable warrants allowing them to purchase shares of Fisher-Price stock, subject to certain antidilution requirements. As of the effective date of the merger, the Company agreed to assume Fisher-Price's obligations pursuant to the provisions of the warrants.

     Change-of-control provisions of the warrants allowed the holders a six-month period from the merger date to elect to receive cash in lieu of exercises for common shares. During June 1994, holders of 451.0 thousand warrants elected the cash option and received $4.9 million.

     The exercise of all outstanding warrants by the holders would result in delivery of 1.2 million shares of the Company's common stock at an exercise price of approximately $4.77 per share.


Conversion of 8% Debentures
---------------------------
During the 1994 first quarter, holders tendered $75.7 million of the 8% Debentures for conversion into 9.2 million common shares in response to the Company's Notice of Redemption. Holders had previously tendered $24.3 million par value of the 8% Debentures for conversion into 3.0 million common shares during the 1993 fourth quarter.


Common Stock Repurchase Plan
----------------------------
In May 1993, the Board of Directors expanded the stock repurchase program, initiated in May 1990, to permit the repurchase on the open market of up to
19.5 million shares over the next four years to fund the stock option plans. During 1995 and 1994, the Company purchased 2.9 million and 4.7 million shares, respectively. As discussed above, the Company repurchased, during the fourth quarter of 1995, the equivalent of 3.3 million shares of common stock in connection with its cash payment to the IGI ESOP for all outstanding shares of Series F preference stock, bringing the total shares repurchased under the program to 15.0 million.

     On February 6, 1996, the Board of Directors revised the repurchase program to permit the repurchase of 8.8 million shares annually.

     Shares repurchased, less 2.3 million shares reissued in 1995 and 5.7 million shares reissued in 1994, are included in treasury stock.


Dividends and Capital Transactions
----------------------------------
On February 6, 1996, the Board of Directors declared a five-for-four stock split on the Company's common stock, distributable on March 1, 1996 to shareholders of record as of February 16, 1996. Accordingly, $55.8 million was transferred from additional paid-in capital to common stock, representing the par value of additional shares issued. Similar transfers were made between additional paid-in capital and common stock in the amounts of $44.7 million and $34.3 million, reflecting the respective declarations of five-for-four stock splits in December 1994 and November 1993.

     A regular quarterly cash dividend has been declared by the Board of Directors on the Company's common stock since the second quarter of 1990.


NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Leases
------
The Company routinely enters into noncancelable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 1995 (in thousands):

                                      Capitalized      Operating
                                        Leases          Leases
                                      -----------      ---------
1996                                      $   400       $ 35,200
1997                                          400         27,000
1998                                          400         22,700
1999                                          400         17,200
2000                                          400         14,900
Thereafter                                 10,600         20,200
                                      -----------      ---------
                                           12,600 (a)    137,200
Less: sublease commitments                      -            600
                                      -----------      ---------
                                          $12,600       $136,600
                                      ===========      =========

(a) Includes $10.0 million of imputed interest.

     Rental expense under operating leases amounted to $42.8 million, $33.7 million and $33.8 million for 1995, 1994 and 1993, respectively, net of sublease income of $0.7 million, $0.7 million and $0.4 million.

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


Commitments
-----------
In the normal course of business, the Company enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery and to obtain and protect the Company's right to create and market certain toys. Such arrangements include commitments for future inventory purchases and royalty payments pursuant to licensing agreements. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts.

     Current and future commitments for guaranteed payments reflect the Company's focus on expanding its product lines through alliances with businesses in other industries, such as sporting goods, and television and motion picture entertainment companies. The single largest commitment involves the Company's 1991 agreements with The Walt Disney Company. An extended licensing agreement permits the Company to use the Disney name and characters on preschool and infant products through 2001 and provides for the addition of certain other Disney characters and product lines to those previously licensed to the Company. In addition, a related ten-year agreement involves the Company's participation in attractions and toy stores at three Disney theme parks and the development of theme park toys.

     As of December 31, 1995, the Company had outstanding commitments for 1996 purchases of inventory of approximately $101 million. As of December 31, 1994, the Company had commitments for 1995 purchases of inventory of approximately $103 million.

     Licensing and related agreements provide for terms extending from 1996 through 2002 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                         Minimum
                                         Payments
                                        ---------
1996                                     $ 51,000
1997                                       53,000
1998                                       51,000
1999                                       48,000
2000                                       39,000
Thereafter                                 41,000
                                        ---------
                                         $283,000
                                        =========

     Royalty expense for the years ended December 31, 1995, 1994 and 1993 was $104.4 million, $83.9 million and $69.2 million, respectively.

     The Company has no significant exposure to credit risk in the event of nonperformance by any counterparty or group of counterparties to its outstanding commitments and foreign currency contracts. Market risk exposures exist with respect to foreign currency forward exchange contracts to the extent that currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk through determining its future foreign currency positions and hedge requirements, retaining flexibility with respect to currencies used for international borrowing arrangements and intercompany invoicing, and varying the degree of coverage of individual foreign currency exposures, which may alternatively be left open, partially or fully hedged. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.


Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on the Company's results of operations and cash flows. These contracts generally have maturity dates ranging from one to 17 months. Gains or losses related to hedged transactions are deferred and are recognized in results of operations as a part of the underlying transaction. Had the Company not entered into hedges covering a percentage of its foreign currency positions, the favorable effect on 1995 pre-tax income would have approximated $10 million.

     As of December 31, 1995 and 1994, the Company held the following contracts to obtain US dollars (in thousands):

                                     1995                    1994
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $491,210                $264,783
Swaps                          135,477                  65,155
                            ----------              ----------
                              $626,687    $630,287    $329,938    $329,540
                            ==========  ==========  ==========  ==========

     Fair value reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1995 and 1994, respectively.

     As of December 31, 1995 and 1994, the Company held the following contracts to purchase foreign currencies (in thousands):

                                     1995                    1994
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $198,006                $ 57,898
Swaps                           59,899                 124,746
                            ----------              ----------
                              $257,905    $257,019    $182,644    $184,417
                            ==========  ==========  ==========  ==========

     Fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1995 and 1994, respectively.

     The following table summarizes the Company's foreign currency contracts by major currency as of December 31, 1995 and 1994 (in thousands of US dollars):

                                       1995                    1994
                              ----------------------  ----------------------
                                 Buy         Sell        Buy         Sell
                              ----------  ----------  ----------  ----------
US dollars                      $626,687    $227,944    $329,938    $177,589
German deutsche marks             33,424     157,738      91,740      81,620
Italian lira                           -      54,481           -      15,240
Malaysian ringgits                78,071           -       5,034           -
Hong Kong dollars                 72,274           -      47,809           -
French francs                          -     117,150      18,481      57,685
British pounds sterling                -      78,092           -      51,268
Canadian dollars                  21,127      45,541       6,485      25,270
Spanish pesetas                        -      30,271           -      17,141
Dutch guilders                    22,379      68,468           -      46,926
Japanese yen                           -      51,534           -      17,757
Australian dollars                     -      20,762           -      14,306
Swiss francs                      12,930       8,232       9,680       5,555
Taiwan dollars                    17,700           -           -           -
Swedish krona                          -       6,675           -           -
Danish krone                           -       9,825           -           -
Other (under $5,000)                   -       7,879       3,415       2,225
                              ----------  ----------  ----------  ----------
                                $884,592    $884,592    $512,582    $512,582
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


Letters of Credit
-----------------
The Company had outstanding irrevocable letters of credit in the amount of $6.5 million and $15.1 million as of December 31, 1995 and 1994, respectively. These letters of credit, which have terms from one month to one year, collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing banks.


Litigation
----------
The Company is involved in various litigation and other legal matters, including claims related to product liability and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.


NOTE 7 - ACQUISITIONS AND NONRECURRING ITEMS
--------------------------------------------

Acquisitions and Business Combination
-------------------------------------
On May 31, 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products for $274.6 million in cash, including costs directly related to the acquisition and the repayment of $20.0 million of Kransco's short-term borrowings. The asset purchase agreement also provided for future contingent consideration in the event that net sales of the POWER WHEELS product line reached or exceeded certain levels in each of calendar years 1994, 1995 and 1996. Under the agreement, the contingent consideration payable with respect to any year shall not exceed $8.6 million. During 1995, $8.6 million of consideration was paid related to the 1994 sales, and an additional $8.6 million was accrued, which resulted in an increase of $17.2 million to the initial goodwill.

     The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of Kransco have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $233 million, which is being amortized on a straight-line basis over 20 years.

     The following unaudited pro forma information presents the consolidated results of operations as if the acquisition had occurred as of the beginning of the periods presented, after giving effect to certain adjustments, including amortization of goodwill, depreciation of fixed assets acquired based on their estimated fair values, increased interest expense assuming the initial purchase consideration had resulted in additional short-term borrowings, and the elimination of intercompany transactions. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of these dates or of results which may occur in the future. These results reflect the highly seasonal nature of the business acquired and do not reflect the synergies achieved.

                                                     For the Year
                                                ----------------------

(In thousands, except per share amounts)           1994        1993
----------------------------------------        ----------  ----------
Net sales                                       $3,248,765  $2,876,080
                                                ----------  ----------
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                            253,537     142,012
                                                ----------  ----------
Net income                                      $  253,537  $  123,309
                                                ==========  ==========

INCOME PER COMMON SHARE
  Income before extraordinary item and
    cumulative effect of changes in
    accounting principles                       $     0.89  $     0.52
                                                ----------  ----------
  Net income                                    $     0.89  $     0.45
                                                ==========  ==========


     In July 1994, the Company acquired a majority of the shares of Spear, a company organized in the United Kingdom, that holds the rights to SCRABBLE in markets outside of the United States and Canada, and certain other games worldwide. The aggregate purchase price, including related acquisition costs, denominated in pounds sterling, was approximately $100 million.

     The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of Spear have been included in the Company's consolidated financial statements since the date of acquisition. The excess of cost over the estimated fair market value of the net assets acquired was approximately $100 million, which is being amortized on a straight-line basis over 20 years. The purchase price allocation included accruals related to involuntary termination or relocation of employees of the acquired company of approximately $11 million, and costs associated with closure of a manufacturing facility of approximately $5 million. The $10 million remaining accrual at December 31, 1995 primarily relates to severance and other costs associated with the plant closure, which is expected to be completed by the end of 1996.

     On November 30, 1993, the Company completed a merger transaction, accounted for as a pooling of interests, with Fisher-Price, Inc., a manufacturer and marketer of infant and preschool toys and juvenile products. The merger, valued on the merger's effective date at $1.19 billion, was effected by the exchange of 2.490 shares (1.275 shares prior to stock splits) of Mattel common stock for each outstanding Fisher-Price common share. Financial information for periods preceding the merger were retroactively restated to reflect the combined operations of the companies.


Nonrecurring Items
------------------
In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. Of these charges, approximately $36 million was related to severance costs from elimination of approximately 1,000 positions, $15 million represented restricted stock awards related to the Fisher-Price integration, $14 million for termination of various distribution and lease agreements, $4 million for the writedown of fixed assets to their net realizable value in connection with the elimination of excess manufacturing capacity, and other costs of $3 million. After related tax effects, the net $46.8 million charge impacted 1994 earnings by $0.17 per share.


     At December 31, 1995, the remaining $13.0 million accrual related primarily to committed severance plans and obligations under certain long-term leases. The type and amount of charges incurred to date approximated the amounts included in the provision.

     In connection with its merger with Fisher-Price, the Company recognized a one-time charge of $115.0 million, pre-tax, in the 1993 fourth quarter. After related tax effects, the net $90.4 million charge impacted 1993 earnings by $0.34 per share. As of December 31, 1994, the integration and restructuring activity provided for by the 1993 charge was substantially complete and amounts previously accrued had been paid. The type and amount of charges actually incurred approximated the amounts included in the provision.


NOTE 8 - FINANCIAL INFORMATION BY GEOGRAPHIC AREA
-------------------------------------------------

The Company's business consists of the design, manufacture and marketing of toys on a worldwide basis. The Company's international operations are located principally in Europe, Canada, Latin America and Asia.
Consolidated liabilities of these subsidiaries were approximately $381 million, $421 million and $300 million at December 31, 1995, 1994 and 1993, respectively.

     The Company's toy products are sold throughout the world. Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. In the United States, toys are distributed directly to large retailers, including discount and free-standing toy stores, chain stores, department stores, other retail outlets, and to a limited extent, wholesalers. Internationally, the Company sells its products directly in Argentina, Australia, Austria, the Benelux countries, Canada, Chile, Colombia, France, Germany, Greece, Italy, Japan, Mexico, New Zealand, Portugal, Scandinavia, Spain, Switzerland, the United Kingdom, Venezuela, and in certain areas of Eastern Europe and Asia. The Company's products are marketed principally through distributors in certain parts of Latin America, the Middle East and Southeast Asia, and the Company also licenses some of its products to outside manufacturers for sale in Brazil, Peru, and other Latin American countries. In the fourth quarter of 1993, the Company's distributorship agreement for Nintendo Nintendo products in Australia was terminated.

     The Company's worldwide sales to customers accounting for more than 10% of consolidated net sales and related accounts receivable are as follows (in millions):

                                          1995        1994        1993
                                       ----------  ----------  ----------
Worldwide sales for the year ended
----------------------------------
Toys R Us                                  $830.5      $734.1      $598.7
Wal-Mart                                    446.0       417.7       277.3

Accounts receivable as of December 31
-------------------------------------
Toys R Us                                  $116.4      $156.6      $156.8
Wal-Mart                                     50.7       104.3        63.2
-------------------------------------------------------------------------

     Information by geographic area is set forth in the tables below. Profit from operations represents income before income taxes, interest expense and general corporate expenses. Sales between geographic areas are based upon transfer prices which include manufacturing cost and profit.

                                                 Profit From    Identifiable
(In thousands)                       Net Sales    Operations       Assets
--------------                      -----------  ------------   ------------
1995
United States                        $2,546,903      $327,685    $1,196,742
Europe and Canada                     1,234,048       231,010       742,721
Asia and Latin America                1,533,256       138,498       405,615
                                    -----------  ------------   -----------
                                      5,314,207       697,193     2,345,078
Sales and transfers between
  geographic areas (a)               (1,675,395)            -             -
Interest expense                              -       (73,589)            -
Corporate and other                           -       (90,702)      350,431
                                    -----------  ------------   -----------
Consolidated total                   $3,638,812      $532,902    $2,695,509
                                    ===========  ============   ===========

1994
United States                        $2,315,778      $305,874    $1,150,514
Europe and Canada                     1,066,349       143,658       715,021
Asia and Latin America                1,287,502       130,247       396,100
                                    -----------  ------------   -----------
                                      4,669,629       579,779     2,261,635
Sales and transfers between
  geographic areas (a)               (1,464,604)            -             -
Interest expense                              -       (55,449)            -
Corporate and other                           -      (130,698)      197,391
                                    -----------  ------------   -----------
Consolidated total                   $3,205,025      $393,632    $2,459,026
                                    ===========  ============   ===========

1993
United States                        $1,873,249      $187,923    $  718,688
Europe and Canada                       908,030        68,270       545,406
Asia and Latin America                  993,001        96,924       290,759
                                    -----------  ------------   -----------
                                      3,774,280       353,117     1,554,853
Sales and transfers between
  geographic areas (a)               (1,069,832)            -             -
Interest expense                              -       (62,614)            -
Corporate and other                           -       (53,857)      445,224
                                    -----------  ------------   -----------
Consolidated total                   $2,704,448      $236,646    $2,000,077
                                    ===========  ============   ===========

(a) Primarily from Asia to other regions of the world.


NOTE 9 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------

Due to seasonality of the Company's earnings, exclusion of antidilutive common stock equivalents in certain periods and fluctuation in the Company's common stock price, the sum of income per share amounts reported for each of the four quarters may not equal income per share reported for the full year.

(In thousands, except per share       First      Second     Third      Fourth
  amounts)                           Quarter    Quarter    Quarter     Quarter
-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
Net sales                            $543,570  $763,474  $1,176,484  $1,155,284
Gross profit                          259,025   366,689     582,949     580,499
Advertising and promotion expenses     78,600   106,718     182,355     216,824
Other selling and administrative
  expenses                            131,918   141,498     159,359     170,286
Other (income) expense, net (a)        (3,414)     (730)     (9,025)      8,282
Operating profit (b)                   51,921   119,203     250,260     185,107
Income before taxes                    40,844   101,210     227,526     163,322
Net income                             26,958    67,496     151,326     112,022
Preference stock dividend
  requirements                         (1,099)   (1,099)     (1,099)        (45)
Net income applicable to common
  shares                               25,859    66,397     150,227     111,977
Income per share (c):
  Net income                         $   0.09  $   0.24  $     0.53  $     0.40
  Average number of common and
    common equivalent shares          279,853   280,691     281,904     280,916
Dividends declared per common
  share (c)                          $  0.048  $  0.048  $    0.048  $    0.048
Common stock market price (c)
  High                               $  19.80  $  22.20  $    24.50  $    24.90
  Low                                   15.76     18.20       20.30       21.20

YEAR ENDED DECEMBER 31, 1994
Net sales                            $487,271  $650,263  $1,037,082  $1,030,409
Gross profit                          238,104   314,505     528,960     519,934
Advertising and promotion expenses     71,630    94,010     161,298     189,547
Other selling and administrative
  expenses                            116,797   118,608     140,601     160,437
Restructuring charge (d)                    -         -           -      72,000
Other expense, net (e)                  3,285     1,315       5,967      16,927
Operating profit (b)                   46,392   100,572     221,094      81,023
Income before taxes                    38,269    89,082     202,820      63,461
Net income                             24,069    57,082     131,820      42,861
Preference stock dividend
  requirements                         (1,223)   (1,223)     (1,152)     (1,091)
Net income applicable to common
  shares                               22,846    55,859     130,668      41,770
Income per share (c):
  Net income                         $   0.08  $   0.20  $     0.46  $     0.15
  Average number of common and
    common equivalent shares          273,495   280,904     282,412     280,616
Dividends declared per common        $  0.038  $  0.038  $    0.038  $    0.038
  share (c)
Common stock market price (c)
  High                               $  17.20  $  17.44  $    18.40  $    18.88
  Low                                   13.20     14.88       16.32       15.68
-------------------------------------------------------------------------------

(a) Third quarter includes a $9.1 million gain from the sale of the non-toy business and worldwide trademark rights related to Corgi.
(b) Represents income from operations before interest expense and provision for income taxes.
(c) Per share data and market prices for all periods reflect the retroactive effect of stock splits distributed to shareholders in March 1996 and January 1995.
(d) Represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.
(e) Fourth quarter includes a $19.8 million foreign exchange transaction loss resulting from devaluation of the Mexican peso.


NOTE 10 - SUPPLEMENTAL FINANCIAL INFORMATION
--------------------------------------------

                                                    As of Year End
                                                ----------------------
(In thousands)                                     1995        1994
------------------------------------------      ----------  ----------
INVENTORIES INCLUDE THE FOLLOWING:
    Raw materials and work in process             $ 52,528    $ 50,334
    Finished goods                                 298,313     288,809
                                                ----------  ----------
                                                  $350,841    $339,143
                                                ==========  ==========

PREPAID EXPENSES AND OTHER CURRENT ASSETS
  INCLUDE THE FOLLOWING:
    Deferred income taxes                         $ 87,965    $114,808
    Other                                           89,273      67,867
                                                ----------  ----------
                                                  $177,238    $182,675
                                                ==========  ==========

INTANGIBLE ASSETS, NET, INCLUDE THE
  FOLLOWING:
    Goodwill                                      $411,258    $418,903
    Other                                           11,538      13,329
                                                ----------  ----------
                                                  $422,796    $432,232
                                                ==========  ==========

ACCRUED LIABILITIES INCLUDE THE
  FOLLOWING:
    Advertising and promotion                     $ 96,669    $102,115
    Compensation                                    82,751      85,229
    Restructuring charge                            16,224      67,649
    Other                                          214,718     198,153
                                                ----------  ----------
                                                  $410,362    $453,146
                                                ==========  ==========

                                                   For the Year
                                          -------------------------------
(In thousands)                               1995      1994       1993
------------------------------------      --------- ---------- ----------
SELLING AND ADMINISTRATIVE EXPENSES
  INCLUDE THE FOLLOWING:
    Research and development               $111,280    $93,153    $75,415
-------------------------------------------------------------------------

Accounts Receivable
-------------------
Accounts receivable are shown net of allowances for doubtful accounts. In addition, the Company has reduced its accounts receivable by $22.9 million and $17.2 million in December 1995 and 1994, respectively, to reflect the writedown of certain uncollectible receivables to their net realizable value.


Statements of Cash Flows
------------------------
For the years ended December 31, 1995, 1994 and 1993, cash paid for interest totaled $75.5 million, $52.9 million and $76.1 million, respectively. Cash paid for income taxes in each of the three years was $168.4 million, $66.3 million and $55.7 million, respectively.

     Significant noncash investing and financing activities were as follows:

 . During the 1994 first quarter, holders tendered $75.7 million aggregate par value of the 8% Debentures for conversion into 9.2 million shares of the Company's common stock. During the 1993 fourth quarter, holders tendered $24.3 million aggregate par value of the 8% Debentures for conversion into 3.0 million shares of the Company's common stock.

 . The November 1993 merger with Fisher-Price in a stock-for-stock transaction neither used nor provided cash (see Note 7.) The Company's consolidated financial statements, consistent with pooling of interests accounting treatment, reflect retroactive restatement for the effects of the merger. Because the merger transaction neither provided nor used cash with respect to the combined companies, the effect of consolidating financial statement balances is not reflected in the statement of cash flows.

 . The effects of changes in accounting principles related to the Company's adoption of Statements of Financial Accounting Standards Nos. 106 and
   109 in the 1993 first quarter neither provided nor used cash, and accordingly, have been excluded from the statement of cash flows.


NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

Impairment of Long-Lived Assets and Those to Be Disposed Of
-----------------------------------------------------------
Statement of Financial Accounting Standards No. 121, Accounting for the
                                                     ------------------
Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
------------------------------------------------------------------------
Of, is effective for fiscal years beginning after December 15, 1995.  This
--
Statement requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss should be based on the fair value of the asset. This Statement also requires that any such assets that are to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for assets covered by Accounting Principles Board ("APB") Opinion No. 30, Reporting the Effects
                                                    ---------------------
of Disposal of a Segment of a Business, and Extraordinary, Unusual and
----------------------------------------------------------------------
Infrequently Occurring Events and Transactions.  Adoption of the Statement
----------------------------------------------
is not expected to have a material impact on the Company's financial position and results of operations as no such impairments have been identified at this time.


Stock-Based Compensation
------------------------
The disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, are effective for
         ---------------------------------------
transactions entered into in fiscal years that begin after December 15, 1995. This statement encourages entities to account for employee stock option or similar equity instruments using a fair value approach for all such plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Those entities
                ----------------------------------------
which elect to remain with the accounting in APB No. 25 are required to include pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. The Company has elected to continue to account for such plans under the provisions of APB No. 25. Therefore, there will be no effect on the Company's financial position and results of operations as a result of this pronouncement.


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

     Price Waterhouse LLP, independent accountants, have been retained to audit the Company's consolidated financial statements. They conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.


/s/ Francesca Luzuriaga
-----------------------


Francesca Luzuriaga
Executive Vice President and
Chief Financial Officer


                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------



To the Board of Directors and Shareholders of Mattel, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
-----------------------


Los Angeles, California
February 6, 1996



                          DIRECTORS AND OFFICERS
                          ----------------------
                       Mattel, Inc. and Subsidiaries

BOARD OF DIRECTORS                               CORPORATE OFFICERS
John W. Amerman (1)                              John W. Amerman
Chairman and Chief Executive Officer,            Chairman and Chief Executive Officer
Mattel, Inc.

Jill E. Barad (4) (5)                            Jill E. Barad
President and Chief Operating Officer,           President and Chief Operating Officer
Mattel, Inc.

Dr. Harold Brown (4) (5)                         James A. Eskridge
Senior Managing Director, E.M. Warburg,          Group President, Mattel, Worldwide
Pincus & Co., Inc.

James A. Eskridge (5)                            Byron Davis
Group President, Mattel, Worldwide               President, Fisher-Price, Inc.

Tully M. Friedman (1) (3)                        Joseph C. Gandolfo (5)
Founding Partner, Hellman & Friedman             President, Mattel Operations

Ronald M. Loeb (3)                               Ned Mansour
Partner, Irell & Manella                         President, Mattel USA

Edward H. Malone (1) (2) (4)                     William J. Quinlan
Retired Vice President, General Electric Co.     President, ARCOTOYS

Edward N. Ney (3) (5)                            Francesca Luzuriaga
Chairman of the Board of Advisors,               Executive Vice President and Chief
Burson-Marsteller                                Financial Officer

William D. Rollnick (1) (2) (3)                  E. Joseph McKay
Retired Chairman, Genstar Rental                 Senior Vice President, Human Resources
Electronics, Inc.

Christopher A. Sinclair                          John T. Phippen
Chairman and Chief Executive Officer,            Senior Vice President and Chief
Pepsi-Cola Company                               Information Officer

John L. Vogelstein (1) (2) (3)                   Gary P. Rolfes
Vice Chairman of the Board, President,           Senior Vice President and Controller
and Director, E.M. Warburg, Pincus
& Co., Inc.                                      William Stavro
                                                 Senior Vice President and Treasurer


(1) Member, Executive/Finance Committee
    John L. Vogelstein, Chairman

(2) Member, Compensation/Options Committee
    John L. Vogelstein, Chairman

(3) Member, Audit Committee
    William D. Rollnick, Chairman

(4) Member, Pension Committee
    Edward H. Malone, Chairman

(5) Member, Foundation Committee
    Dr. Harold Brown, Chairman


                               CORPORATE INFORMATION
                               ---------------------
                           Mattel, Inc. and Subsidiaries



Transfer Agent and Registrar
----------------------------
Mattel, Inc. Common Stock
The First National Bank of Boston
c/o Boston EquiServe, L.P.


Note Trustees
-------------
Mattel, Inc. 6-3/4% Senior Notes due May 15, 2000
PNC Bank, N.A.
One Oliver Plaza, 23rd Floor
Pittsburgh, Pennsylvania  15265

Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
State Street Bank and Trust Company
Corporate Services Division
P.O. Box 778
Boston, Massachusetts  03102

Mattel, Inc. Medium-Term Notes
Chemical Trust Company of California
300 South Grand Avenue
Los Angeles, California  90071


Stock Exchange Listings
-----------------------
Mattel, Inc. Common Stock and Mattel, Inc. Preference
Share Purchase Rights
New York and Pacific Stock Exchanges

Mattel, Inc. 6-7/8% Senior Notes due August 1, 1997
New York Stock Exchange


Shareholder Administration
--------------------------
Inquiries relating to shareholder accounting records, stock
transfer and dividends (including dividend reinvestment)
should be directed to:
The First National Bank of Boston
c/o Boston EquiServe, L.P.
150 Royall Street
Canton, Massachusetts  02021
(overnight or courier delivery only) or
P.O. Box 644
Boston, Massachusetts  02102
Telephone: 617-575-3170 or 800-730-4001


Common Shareholders
-------------------
As of March 1, 1996, there were approximately 37,000 holders of record of Mattel, Inc. Common Stock


Annual Meeting
--------------
The Annual Meeting of Shareholders will be held May 8,
1996, at 10:00 a.m. in the Manhattan Ballroom of the Radisson Plaza Hotel, Manhattan Beach, California


Form 10-K
---------
Mattel's Annual Report to the Securities and Exchange
Commission on Form 10-K for the year ended December
31, 1995, is available upon request by writing to the
Secretary of the Company, 333 Continental Boulevard,
El Segundo, California  90245


Trademark Legends
-----------------
Cabbage Patch Kids [trademark] and [copyright] Original Appalachian
Artworks, Inc., used under license.  Disney characters:
[copyright] Disney. Nickelodeon and related trademarks [trademark] and [copyright] Viacom International Inc. Polly Pocket and characters [trademark] and [copyright] Bluebird Toys (UK) Ltd., England.

Barbie, Fisher-Price, Frisbee, Hacky Sack, Hot Wheels, Hula
Hoop, Morey, See 'N Say, UNO and Wonder Tools are trademarks of Mattel, Inc.


[copyright] 1996 Mattel, Inc.
All Rights Reserved
Printed in U.S.A.

Printed on recycled paper.