Form 10-K, Exhibit 13
period 1996-12-31
MATTEL INC /DE/
filed 1997-03-17
CIK 63276

                                                           EXHIBIT 13.0


                           Financial Information
                           ---------------------
                       Mattel, Inc. and Subsidiaries


Five-Year Financial Summary .........................................37

Management's Discussion and Analysis of Financial Condition
and Results of Operations ...........................................38

Consolidated Financial Statements ...................................42

Notes to Consolidated Financial Statements ..........................47

Management Report on Responsibility for Financial Reporting .........60

Report of Independent Accountants ...................................61






                                  thirty six

                                        FIVE-YEAR FINANCIAL SUMMARY
                                        ---------------------------
                                       Mattel, Inc. and Subsidiaries

                                                                        For the Year Ended December 31 (a)
                                                            ----------------------------------------------------------
(In thousands, except per share and percentage information)    1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                   $3,785,958  $3,638,812  $3,205,025  $2,704,448  $2,563,525
Gross profit (b)                                             1,908,623   1,789,162   1,601,503   1,326,267   1,239,308
  % of net sales                                                   50%         49%         50%         49%         48%
Operating profit (c)(d)                                        621,270     606,491     521,081     414,260     351,661
  % of net sales                                                   16%         17%         16%         15%         14%
Restructuring and integration charges (e)                            -           -      72,000     115,000           -
Income before income taxes, extraordinary item
  and cumulative effect of changes in
  accounting principles                                        545,741     532,902     393,632     236,646     282,945
Provision for income taxes                                     168,100     175,100     137,800     100,735      98,104
Income before extraordinary item and
  cumulative effect of changes in
  accounting principles                                        377,641     357,802     255,832     135,911     184,841
Extraordinary item - loss on debt retirement                         -           -           -     (14,681)          -
Cumulative effect of changes in accounting principles                -           -           -      (4,022)          -
Net income                                                     377,641     357,802     255,832     117,208     184,841

Income Per Common Share (c)(f):
Income before extraordinary item and cumulative effect
  of changes in accounting principles
  Primary                                                         1.36        1.26        0.90        0.49        0.67
  Fully diluted                                                   1.36        1.26        0.89        0.48        0.65
Net income
  Primary                                                         1.36        1.26        0.90        0.42        0.67
  Fully diluted                                                   1.36        1.26        0.89        0.42        0.65
Dividends Declared Per Common Share (f)                           0.24        0.19        0.15        0.12        0.09
----------------------------------------------------------------------------------------------------------------------
                                                                                As of Year End (a)
                                                            ----------------------------------------------------------
(In thousands)                                                 1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------------------------------------
Financial Position:
Cash and marketable securities                              $  500,625  $  483,457  $  259,681  $  523,581  $  327,807
Accounts receivable, net                                       732,307     679,283     762,024     580,313     538,444
Inventories                                                    372,686     350,841     339,143     219,993     238,895
Total assets                                                 2,893,522   2,695,509   2,459,026   2,000,077   1,712,675
Short-term borrowings                                           20,485      15,520           -           -      13,401
Long-term liabilities                                          485,367     572,659     457,455     398,939     434,930
Shareholders' equity                                         1,447,787   1,275,169   1,085,690     817,809     748,356
----------------------------------------------------------------------------------------------------------------------

(a) Consolidated financial information for 1993 and 1992 has been restated retroactively for the effects of the November 1993 merger, accounted for as a pooling of interests, with Fisher-Price.
(b) The 1996 gross profit includes a $14.2 million nonrecurring charge related to the accounting for certain royalties in prior periods.
(c) The 1996 operating profit includes a $21.8 million ($15.1 million after-tax or $0.05 per share)
    nonrecurring charge related to the accounting for certain royalties and participation fees in prior periods.
(d) Represents income from operations before restructuring and integration charges, interest expense and provision for income taxes.
(e) In 1994, amount represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.  In 1993, the nonrecurring charge represents transaction, integration and restructuring costs related to the merger with Fisher-Price.
(f) Per share data reflect the retroactive effect of stock splits distributed to shareholders in March 1996,
    January 1995 and 1994 and June 1992 and the mergers with Fisher-Price and IGI in 1993 and 1992, respectively.

                                                 thirty seven

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             -------------------------------------------------
                    CONDITION AND RESULTS OF OPERATIONS
                    ----------------------------------
                       Mattel, Inc. and Subsidiaries


THE FOLLOWING CAUTIONARY STATEMENT IS INCLUDED IN THIS ANNUAL REPORT PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

     FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY WHICH ARE INCLUDED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH STATEMENTS. THESE INCLUDE WITHOUT LIMITATION: THE COMPANY'S DEPENDENCE ON THE TIMELY DEVELOPMENT, INTRODUCTION AND CUSTOMER ACCEPTANCE OF NEW PRODUCTS; POSSIBLE WEAKNESSES OF INTERNATIONAL MARKETS; THE IMPACT OF COMPETITION ON REVENUES AND MARGINS; THE EFFECT OF CURRENCY FLUCTUATIONS ON REPORTABLE INCOME; AND OTHER RISKS AND UNCERTAINTIES AS MAY BE DETAILED FROM TIME TO TIME IN THE COMPANY'S PUBLIC ANNOUNCEMENTS AND SEC FILINGS. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE," "PLANS," "INTENDS," OR OTHER SIMILAR TERMINOLOGY.

This analysis should be read in conjunction with the consolidated financial statements which begin on page 42.

     Mattel's financial performance reflects the Company's growth in 1996, demonstrating continued strength in its core brands, as well as increased manufacturing efficiency. The Company's long-term business strategies have resulted in another record year for sales and earnings. Net income was $401.1 million or $1.44 per share, before the $8.4 million after-tax ($0.03 per share) impact from a Snacktime Kids refund accrual, and a $15.1 million after-tax ($0.05 per share) special charge related to the accounting for certain royalties and participation fees in prior periods. The special charge increased cost of sales by $14.2 million and advertising costs by $7.6 million for both the quarter and year ended December 31, 1996 (see
Note 7 to the consolidated financial statements). Gross profit as a percentage of net sales increased two percentage points to 51% as compared to the prior year, before the special charge.

     Core brands have historically provided the Company with relatively stable growth. The Company's four core brands are: i) BARBIE fashion dolls and doll clothing and accessories; ii) FISHER-PRICE toys and juvenile products, including the POWER WHEELS line of battery-powered, ride-on vehicles; iii) the Company's Disney-licensed toys; and iv) HOT WHEELS vehicles and playsets, each of which has broad worldwide appeal.
Additional product lines consist of large dolls, including CABBAGE PATCH KIDS; preschool toys, including SEE `N SAY talking toys; the UNO and SKIP-BO card games; and the SCRABBLE game, which the Company markets outside of the United States and Canada; and other toy products.

     For 1997 and beyond, the Company plans to focus on those brands which have fundamental play patterns and worldwide appeal, are sustainable, and will deliver consistent profitability. Rather than only four core brands, emphasis will be placed upon six core categories of expertise. These categories are: Fashion Dolls (BARBIE); Infant and Preschool (FISHER-PRICE, Disney and SEE `N SAY); Entertainment (Disney and Nickelodeon); Wheels (HOT WHEELS); Large Dolls (CABBAGE PATCH KIDS); and Small Dolls (POLLY POCKET). Consummation of the proposed merger with Tyco Toys, Inc. ("Tyco"), which is discussed in detail below and in Note 7 to the consolidated financial statements, will add, among other brands, SESAME STREET characters, MAGNA DOODLE and VIEW-MASTER to the Infant and Preschool category, and MATCHBOX, Tyco Electric Racing and Tyco Radio Control to the Wheels category.

     In response to the difficulties experienced in 1996 at Fisher-Price, the Company plans to increase its focus on preschool toys and introduce new basic FISHER-PRICE toys throughout the year in 1997.

     In the first few months of 1997, the US dollar has strengthened significantly against many major foreign currencies. Although the Company hedges a portion of its anticipated currency exposures, the remaining unhedged portion could be adversely impacted by the strengthening US dollar. Additionally, if this strengthening persists, Mattel's results of operations could be adversely impacted by unfavorable translation effects on foreign revenues and earnings. The statements set forth herein and in the preceding two paragraphs are forward-looking, and actual results may differ materially (see the Cautionary Statement above).


                                 thirty eight


RESULTS OF OPERATIONS
---------------------
The following is a percentage analysis of operating results for the past three years:

                                                For the Year
                                     ----------------------------------
                                        1996        1995        1994
----------------------------------   ----------  ----------  ----------
Net sales                                  100%        100%        100%
                                     ==========  ==========  ==========
Gross profit                                50%         49%         50%
Advertising and promotion expenses          16          16          16
Other selling and administrative
  expenses                                  17          16          17
Restructuring and integration
  charges                                    -           -           2
Other expense, net                           1           -           1
                                     ----------  ----------  ----------
Operating profit                            16          17          14
Interest expense                             2           2           2
                                     ----------  ----------  ----------
Income before income taxes                  14%         15%         12%
                                     ==========  ==========  ==========

1996 COMPARED TO 1995
---------------------
Net sales increased $147.1 million or 4% over 1995, reflecting the continuing strong demand for the Company's core products. Worldwide sales of core products represented 87% of the Company's gross sales compared to 83% in 1995. Core brands increased 10%, mainly due to greater demand for BARBIE and BARBIE-related products, which increased 20% primarily due to strength in dolls and fashions, especially in the United States. In addition, the increase in core brands reflects higher sales of HOT WHEELS vehicles and playsets, which increased 19%; and sales of Disney-licensed products, which increased 8%. These increases were partially offset by a 4% decline in FISHER-PRICE products. This decline primarily reflects both late shipments of new FISHER-PRICE products and a reduction in the number of new basic toy introductions during the year. Sales of other products decreased 17%, primarily due to lower sales of POLLY POCKET and Nickelodeon toys, partially offset by an increase in CABBAGE PATCH KIDS sales.

     Net sales to customers within the United States grew 7% and accounted for 63% of consolidated net sales for 1996 compared to 61% in the prior year. Net sales to customers outside the United States remained virtually flat compared to 1995, including the $29.8 million unfavorable effect of the generally stronger US dollar relative to last year. At comparable foreign currency exchange rates, sales internationally grew 2%.

     Gross profit as a percentage of net sales increased one percentage point to 50%, principally as a result of lower resin and other commodity prices and improved product mix, partially offset by a $14.2 million nonrecurring charge related to the accounting for certain royalties in prior periods. Advertising and promotion expenses remained constant as a percentage of net sales; however, spending increased $29.9 million in support of increased sales volume, new product introductions, further development of international markets and a nonrecurring charge of $7.6 million related to the accounting for participation fees in prior periods. As a percentage of net sales, other selling and administrative expenses increased one percentage point to 17%. This growth reflects higher design and development expenses related to new products, increased sales and marketing expenditures to support development of the Company's brands, and higher depreciation expense related to increased investment in fixed assets, partially offset by a decrease in incentive compensation. Other expense, net, increased $30.7 million, principally due to nonrecurring 1995 gains recognized on the sale of the non-toy business and trademark rights related to Corgi, a Mexican insurance claim, and foreign currency transactions.

1995 COMPARED TO 1994
---------------------
Net sales increased $433.8 million or 14% over 1994, reflecting the continuing strong demand for the Company's core products such as BARBIE doll products; FISHER-PRICE toys and juvenile products, including the POWER WHEELS line; as well as Disney-licensed toys introduced in connection with the release of the "Pocahontas" motion picture.

     Worldwide sales of core products represented 83% of the Company's gross sales compared to 80% in 1994. Core brands increased 17%, mainly due to greater demand for BARBIE and BARBIE-related products, which increased from $1.1 billion to $1.4 billion. FISHER-PRICE products contributed $1.2 billion to gross sales in 1995 compared to $1.0 billion in 1994. Sales of Disney-licensed products increased 2% to $451.5 million.

     Net sales to customers within the United States grew 16% and accounted for 61% of consolidated net sales for 1995 compared to 60% in the prior year. Net sales to customers outside the United States increased 10% compared to 1994, including the $28.5 million favorable effect of the generally weaker US dollar relative to last year. At comparable foreign currency exchange rates, sales internationally grew 9%.

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


                                 thirty nine


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

INCOME TAXES
------------
The effective income tax rates for 1996 and 1995 were approximately 31% and 33%, respectively. The decrease in the effective rate for 1996 resulted from increased taxable income earned in locations with relatively lower rates.

FINANCIAL POSITION
------------------
The Company's financial position remained strong in 1996 primarily due to its profitable operating results. At December 31, 1996, the Company's cash position, including marketable securities, was $500.6 million, compared to $483.5 million as of the prior year.

     Sundry assets increased $53.0 million, as compared to the prior year, primarily due to an investment in group life insurance contracts to assist in funding the Company's deferred compensation and excess benefit plans, and issuance of a stock warrant in connection with a licensing agreement with Disney Enterprises, Inc.

     The Company's capitalization is as follows:

                                              As of Year End
                                ----------------------------------------
(In millions)                          1996                  1995
-----------------------------   -------------------  -------------------
Medium-Term Notes               $   220.0       11%  $  220.0        12%
6-3/4% Senior Notes                 100.0        5      100.0         6
6-7/8% Senior Notes                     -        -       99.8         5
Other long-term debt
  obligations                        54.9        3       61.1         3
                                ---------  --------  --------  ---------
Total long-term debt                374.9       19      480.9        26
Other long-term liabilities         110.5        6       91.7         5
Shareholders' equity              1,447.8       75    1,275.2        69
                                ---------  --------  --------  ---------
                                 $1,933.2      100%  $1,847.8       100%
                                =========  ========  ========  =========

     Total long-term debt decreased $106.0 million mainly due to the reclassification of 6-7/8% Senior Notes from long-term debt to the current portion of long-term liabilities. Future long-term capital needs are expected to be satisfied through the retention of corporate earnings and the issuance of long-term debt instruments. In February 1996, the Company filed a universal shelf registration statement which will allow for the issuance of up to $350.0 million of debt and equity securities, which could include Medium-Term Notes. Shareholders' equity increased $172.6 million over 1995, reflecting profitable operating results for the current year, activity related to employee stock compensation plans and issuance of a stock warrant in connection with a licensing agreement with Disney Enterprises, Inc. These increases were partially offset by treasury stock purchases and dividend declarations on common stock.

LIQUIDITY
---------
The primary sources of liquidity for the Company over the last three years have been cash on hand at the beginning of the year, cash flows generated from operations, long-term debt issuances and short-term seasonal borrowings. Operating activities generated cash flows of $515.2 million during 1996, compared to $405.5 million and $346.6 million in 1995 and 1994, respectively.

     Principal investing activities during the last three years included additions of tooling, property and equipment, construction of new manufacturing and office facilities and expenditures for acquired businesses.

     Financing activities provided intermediate- and long-term funds through the issuance of Medium-Term Notes in both 1995 and 1994, which were utilized by the Company to retire higher-cost debt and for general corporate purposes. In 1996, the Company repaid $30.0 million of Medium-Term Notes. In 1995, all shares of Series F Preference Stock and common stock were repurchased from the IGI Employee Stock Ownership Plan ("ESOP"). In 1994, the Company retired Fisher-Price's 10.69% term loan. Cash outlays for treasury stock were made over the three-year period and provide shares for issuance under the Company's employee stock option plans and for conversions of convertible securities. The Company has consistently increased cash payments for common dividends over the three-year period as a result of stock splits distributed to common shareholders.

SHORT-TERM FINANCING
--------------------
The Company's seasonal working capital requirements for the coming year are expected to be financed through existing and internally generated cash, issuance of commercial paper, sale of certain trade receivables and use of the Company's various short-term bank lines of credit. Under the Company's domestic credit line, unsecured facilities provide a total of $1.0 billion in seasonal financing from a commercial bank group. The facilities provide for up to $600.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $400.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the domestic credit line, the Company is to comply with certain financial covenants for consolidated debt-to-capital and interest coverage.

     In addition, the Company expects to have available approximately $325 million of individual short-term international credit lines with a number of banks, which customarily are extended as needed to finance seasonal working capital requirements of certain international affiliates.


                                 forty


ACQUISITIONS
------------
In May 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products for $274.6 million in cash, including costs directly related to the acquisition and the repayment of $20.0 million of Kransco's short-term borrowings. The asset purchase agreement also provided for future contingent consideration in the event that net sales of the POWER WHEELS product line reached or exceeded certain levels in each of calendar years 1994, 1995 and 1996. Under the agreement, the contingent consideration payable with respect to any year shall not exceed $8.6 million. During 1996 and 1995, $17.2 million was paid related to the 1995 and 1994 sales, and an additional $8.6 million was accrued in 1996, resulting in an increase to the initial goodwill.

     In July 1994, the Company acquired a majority of the shares of J.W. Spear & Sons PLC ("Spear"), a company organized in the United Kingdom, that holds the rights to SCRABBLE in markets outside of the United States and Canada, and certain other games worldwide. The aggregate purchase price, including related acquisition costs, denominated in pounds sterling, was approximately $100 million.

PENDING MERGER
--------------
Pursuant to an Agreement and Plan of Merger dated November 17, 1996, as amended by an Amendment to Agreement and Plan of Merger dated November 22, 1996, the Company and Tyco have agreed to the merger of Tyco into the Company. The stock-for-stock transaction, which is expected to be accounted for as a pooling of interests, is subject to the approval of Tyco shareholders and certain regulatory approvals. It is estimated that the combined entity will incur transaction costs of approximately $60 million to $70 million, including investment banking, legal and accounting fees, and contractual termination and incentive benefits. In addition, the Company expects to restructure the combined operations resulting in additional nonrecurring charges. It is anticipated that the merger will be completed in the first half of 1997. Under certain circumstances, if the merger is not ultimately consummated, the Company will be required to pay Tyco a $15.0 million break-up fee.

LITIGATION
----------
The Company is involved in various litigation and other legal matters, including claims related to intellectual property, product liability, labor and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

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

     As of December 31, 1996, the Company had outstanding commitments for 1997 purchases of inventory of approximately $79 million. Licensing and similar agreements with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $280 million. In addition, under a certain licensing agreement, the Company may have additional commitments as high as $37.8 million in 1998 and 1999 payable over three years.

FOREIGN CURRENCY CONTRACTS
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on the results of operations and cash flows. As of December 31, 1996 and 1995, the Company and its international affiliates had outstanding forward exchange contracts totaling $405.7 million and $689.2 million, respectively, and swap agreements totaling $192.9 million and $195.4 million, respectively.

     Market risk exposures exist with respect to the settlement of foreign currency transactions during the year because currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure. In addition, the Company manages its exposure by retaining flexibility with respect to currencies used for international borrowings and intercompany invoicing. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.

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


EFFECTS OF INFLATION
--------------------
Inflation rates in the United States and in major foreign countries in which the Company operates have not had a significant impact on the Company's operating results for the three years ended December 31, 1996. The US Consumer Price Index increased 3.3% in 1996, 2.5% in 1995, and 2.7% in 1994.


                                 forty one

                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------
                    Mattel, Inc. and Subsidiaries

                                                  December 31,   December 31,
(In thousands)                                        1996           1995
-----------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                              $  500,625     $  466,082
  Marketable securities                                      -         17,375
  Accounts receivable, less allowances of
    $14,354 at December 31, 1996 and
    $10,788 at December 31, 1995                       732,307        679,283
  Inventories                                          372,686        350,841
  Prepaid expenses and other current assets            165,223        177,238
                                                    ----------     ----------
    Total current assets                             1,770,841      1,690,819
                                                    ----------     ----------
Property, Plant and Equipment
  Land                                                  30,864         25,724
  Buildings                                            207,382        192,323
  Machinery and equipment                              409,675        354,469
  Capitalized leases                                    24,271         24,271
  Leasehold improvements                                59,908         51,629
                                                    ----------     ----------
                                                       732,100        648,416
  Less: accumulated depreciation                       293,160        265,885
                                                    ----------     ----------
                                                       438,940        382,531
  Tools, dies and molds, net                           140,673        116,783
                                                    ----------     ----------
  Property, plant and equipment, net                   579,613        499,314
                                                    ----------     ----------
Other Noncurrent Assets
  Intangible assets, net                               407,444        422,796
  Sundry assets                                        135,624         82,580
                                                    ----------     ----------
                                                    $2,893,522     $2,695,509
                                                    ==========     ==========

The accompanying notes are an integral part of these statements.


                                                 forty two

                                                  December 31,   December 31,
(In thousands, except share data)                     1996           1995
-----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                             $   20,485     $   15,520
  Current portion of long-term liabilities             106,069         33,215
  Accounts payable                                     259,721        250,401
  Accrued liabilities                                  406,344        410,362
  Income taxes payable                                 167,749        138,183
                                                    ----------     ----------
    Total current liabilities                          960,368        847,681
                                                    ----------     ----------
Long-Term Liabilities
  6-7/8% Senior Notes                                        -         99,752
  6-3/4% Senior Notes                                  100,000        100,000
  Medium-Term Notes                                    220,000        220,000
  Mortgage note                                         44,086         44,585
  Other                                                121,281        108,322
                                                    ----------     ----------
    Total long-term liabilities                        485,367        572,659
                                                    ----------     ----------
Shareholders' Equity
  Common stock $1.00 par value, 600.0 million and
    300.0 million shares authorized in 1996 and
    1995, respectively; 279.1 million shares
    issued (a)                                         279,058        279,058
  Additional paid-in capital                            95,965        103,512
  Treasury stock at cost; 8.1 million shares for
    1996 and 3.6 million shares for 1995 (a)          (215,999)       (75,574)
  Retained earnings (b)                              1,353,551      1,041,735
  Currency translation and other adjustments (b)       (64,788)       (73,562)
                                                    ----------     ----------
    Total shareholders' equity                       1,447,787      1,275,169
                                                    ----------     ----------
                                                    $2,893,522     $2,695,509
                                                    ==========     ==========

Commitments and Contingencies (See accompanying notes.)

(a) Share data for 1995 has been restated for the effects of the five-for-four stock split distributed in March 1996.
(b) Since December 26, 1987 (Note 1).

                                                 forty three

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                          Mattel, Inc. and Subsidiaries

                                                          For the Year
                                               ----------------------------------
(In thousands, except per share amounts)          1996        1995        1994
---------------------------------------------------------------------------------
Net Sales                                      $3,785,958  $3,638,812  $3,205,025
Cost of sales                                   1,877,335   1,849,650   1,603,522
                                               ----------  ----------  ----------
Gross Profit                                    1,908,623   1,789,162   1,601,503

Advertising and promotion expenses                614,433     584,497     516,485
Other selling and administrative expenses         647,112     603,061     536,443
Restructuring and integration charges                   -           -      72,000
Interest expense                                   75,529      73,589      55,449
Other expense (income), net                        25,808      (4,887)     27,494
                                               ----------  ----------  ----------
Income Before Income Taxes                        545,741     532,902     393,632

Provision for income taxes                        168,100     175,100     137,800
                                               ----------  ----------  ----------
Net Income                                        377,641     357,802     255,832

Preference stock dividend requirements                  -       3,342       4,689
                                               ----------  ----------  ----------
Net Income Applicable to Common Shares         $  377,641  $  354,460  $  251,143
                                               ==========  ==========  ==========

Primary Income Per Common and Common
  Equivalent Share

Net income                                     $     1.36  $     1.26  $     0.90
                                               ==========  ==========  ==========
Average number of common and common
  equivalent shares                               278,385     281,015     279,923
                                               ==========  ==========  ==========
Dividends Declared Per Common Share            $     0.24  $     0.19  $     0.15
                                               ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

                                                 forty four

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                          Mattel, Inc. and Subsidiaries

                                                                For the Year
                                                     ---------------------------------
(In thousands)                                          1996        1995        1994
--------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                         $ 377,641    $ 357,802   $ 255,832
    Adjustments to reconcile net income to
    net cash flows from operating activities:
      Gain on sale of business                               -       (9,142)          -
      Depreciation                                     122,537      105,943     105,687
      Amortization of intangibles                       26,520       27,041      18,585
      Increase (decrease) from changes in assets
      and liabilities:
        Accounts receivable                            (62,152)      70,509    (155,265)
        Inventories                                    (24,220)     (15,279)    (74,148)
        Prepaid expenses and other current assets       13,464        3,400     (38,626)
        Accounts payable, accrued liabilities and
        income taxes payable                            50,007     (126,290)    215,403
        Deferred compensation and other retirement
        plans                                            8,364        9,516      13,533
        Deferred income taxes                            1,411       (5,365)      6,966
        Other, net                                       1,644      (12,643)     (1,415)
                                                     ---------    ---------   ---------
  Net cash flows from operating activities             515,216      405,492     346,552
                                                     ---------    ---------   ---------

Cash Flows From Investing Activities:
  Purchases of tools, dies and molds                   (88,677)     (89,730)    (75,285)
  Purchases of other property, plant and equipment    (120,333)    (117,155)    (88,097)
  Purchases of marketable securities                    (8,000)     (29,154)    (29,032)
  Purchase of other long-term investment               (25,114)           -           -
  Proceeds from sales of other property,
    plant and equipment                                  6,007       10,903      12,221
  Proceeds from sales of marketable securities          25,315       32,237      25,637
  Proceeds from sale of business                             -       21,129           -
  Contingent consideration and investment in
    acquired businesses                                 (8,625)      (8,625)   (374,965)
  Other, net                                               317          318         (89)
                                                     ---------    ---------   ---------
  Net cash flows used for investing activities        (219,110)    (180,077)   (529,610)
                                                     ---------    ---------   ---------

Cash Flows From Financing Activities:
  Short-term borrowing, net                              6,829       18,637      (5,966)
  Issuance of Medium-Term Notes                              -      139,500     110,500
  Payment of Medium-Term Notes                         (30,000)           -           -
  Long-term foreign borrowing                           (3,717)      (2,572)     (4,337)
  Redemption of Fisher-Price term loan                       -            -    (120,629)
  Tax benefit of employee stock options exercised       26,300        8,500      23,923
  Exercise of stock options and warrants                73,188       24,353      39,209
  Purchase of treasury stock                          (269,771)     (64,284)    (80,885)
  Repurchase of Series F Preference Stock                    -      (73,866)          -
  Dividends paid on common and preference stock        (62,747)     (50,963)    (47,840)
  Payment for tendered Fisher-Price warrants                 -            -      (4,891)
  Other, net                                            (1,012)         578       4,863
                                                     ---------    ---------   ---------
  Net cash flows used for financing activities        (260,930)        (117)    (86,053)

Effect of Exchange Rate Changes on Cash                   (633)       1,684       2,098
                                                     ---------    ---------   ---------
Net Increase (Decrease) in Cash                         34,543      226,982    (267,013)
Cash at Beginning of Year                              466,082      239,100     506,113
                                                     ---------    ---------   ---------
Cash at End of Year                                  $ 500,625    $ 466,082   $ 239,100
                                                     =========    =========   =========

The accompanying notes are an integral part of these statements.

                                                 forty five

                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           -----------------------------------------------
                                    Mattel, Inc. and Subsidiaries


                                                                          Additional
                                               Preference     Common       Paid-In      Treasury
(In thousands)                                   Stock         Stock       Capital       Stock
------------------------------------------------------------------------------------------------
Balance, December 31, 1993                             $9    $172,470      $226,528    $ (47,350)
Net income
Five-for-four stock split                                      44,653       (44,653)
Purchase of treasury stock                                                               (80,885)
Conversion of 8% debentures                                     5,897        67,549
Restricted stock activity                                                     1,915
Exercise of stock options                                         244        26,496
Issuance of treasury stock                                                  (38,031)      74,423
Payment for tendered Fisher-Price warrants                                   (4,891)
Dividends declared on common stock
Dividends declared on preference stock
Collection of ESOP note receivable
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1994                              9     223,264       234,913      (53,812)
Net income
Five-for-four stock split                                      55,794       (55,794)
Purchase of treasury stock                                                               (64,284)
Repurchase of Series F Preference Stock                (9)                  (73,857)
Restricted stock activity                                                     7,919
Exercise of stock options                                                     8,500
Issuance of treasury stock                                                  (18,169)      42,522
Dividends declared on common stock
Dividends declared on preference stock
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1995                              -     279,058       103,512      (75,574)
Net income
Purchase of treasury stock                                                              (269,771)
Restricted stock activity                                                     2,770       (6,627)
Exercise of stock options                                                    26,300
Issuance of treasury stock                                                  (53,554)     124,315
Issuance of stock warrant                                                    26,444
Exercise of Fisher-Price warrants                                            (9,507)      11,658
Dividends declared on common stock
Currency translation and other adjustments
                                                ---------    --------      --------    ---------
Balance, December 31, 1996                             $-    $279,058      $ 95,965    $(215,999)
                                                =========    ========      ========    =========

The accompanying notes are an integral part of these statements.

                                                                                          Currency
                                                                ESOP                     Translation     Total
                                                  Retained      Note        Deferred      and Other   Shareholders'
(In thousands)                                    Earnings    Receivable  Compensation   Adjustments     Equity
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                      $  532,003     $(3,500)    $(13,003)       $(49,348)     $  817,809
Net income                                         255,832                                                  255,832
Five-for-four stock split                                                                                         -
Purchase of treasury stock                                                                                  (80,885)
Conversion of 8% debentures                                                                                  73,446
Restricted stock activity                                                    13,003                          14,918
Exercise of stock options                                                                                    26,740
Issuance of treasury stock                                                                                   36,392
Payment for tendered Fisher-Price warrants                                                                   (4,891)
Dividends declared on common stock                 (45,618)                                                 (45,618)
Dividends declared on preference stock              (4,689)                                                  (4,689)
Collection of ESOP note receivable                               3,500                                        3,500
Currency translation and other adjustments                                                   (6,864)         (6,864)
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1994                         737,528           -            -         (56,212)      1,085,690
Net income                                         357,802                                                  357,802
Five-for-four stock split                                                                                         -
Purchase of treasury stock                                                                                  (64,284)
Repurchase of Series F Preference Stock                                                                     (73,866)
Restricted stock activity                                                                                     7,919
Exercise of stock options                                                                                     8,500
Issuance of treasury stock                                                                                   24,353
Dividends declared on common stock                 (50,253)                                                 (50,253)
Dividends declared on preference stock              (3,342)                                                  (3,342)
Currency translation and other adjustments                                                  (17,350)        (17,350)
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1995                       1,041,735           -            -         (73,562)      1,275,169
Net income                                         377,641                                                  377,641
Purchase of treasury stock                                                                                 (269,771)
Restricted stock activity                                                                                    (3,857)
Exercise of stock options                                                                                    26,300
Issuance of treasury stock                                                                                   70,761
Issuance of stock warrant                                                                                    26,444
Issuance of Fisher-Price warrants                                                                             2,151
Dividends declared on common stock                 (65,825)                                                 (65,825)
Currency translation and other adjustments                                                    8,774           8,774
                                                ----------    --------     --------        --------      ----------
Balance, December 31, 1996                      $1,353,551     $     -     $      -        $(64,788)     $1,447,787
                                                ==========    ========     ========        ========      ==========

The accompanying notes are an integral part of these statements.

                                                 forty six

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                         Mattel, Inc. and Subsidiaries


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Principles of Consolidation and Basis of Preparation
----------------------------------------------------
The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation.

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
Assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income, expense and cash flow items are translated at weighted-average exchange rates prevailing during the fiscal year. The resulting currency translation adjustments are recorded as a component of shareholders' equity.

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

Marketable Securities
---------------------
Marketable securities, comprised principally of US dollar-denominated foreign debt securities held for liquidity purposes, are stated at market value and classified as securities available-for-sale. Unrealized gains or losses are reported as a component of shareholders' equity until realized. Quoted market prices, which approximated cost as of the balance sheet date, are reasonable estimates of the portfolio's fair value.

Inventories
-----------
Inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment
-----------------------------
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over three years. The Company's capitalized warehouse facility lease in existence at the time of the quasi-reorganization is recorded at its fair value determined as of December 26, 1987, less accumulated amortization computed over the remaining lease term.

Intangibles and Long-Lived Assets
---------------------------------
Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, and the costs of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 10 to 20 years. Accumulated amortization was $125.7 million and $99.6 million as of December 31, 1996 and 1995, respectively.

     In the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of
                                        --------------------------------
Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  This
-------------------------------------------------------------
statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In accordance with this statement, the Company periodically reviews the carrying value of its fixed and intangible assets to identify and assess any impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets.

Revenue Recognition
-------------------
Net sales are recognized when products are shipped. Accruals for customer discounts and rebates are recorded as the related revenues are recognized.

Advertising Costs
-----------------
Costs incurred in producing media advertising are expensed the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.


                                 forty seven


Stock-Based Compensation
------------------------
During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based
                                        --------------------------
Compensation ("SFAS No. 123").  The Company has adopted the disclosure-only
------------
provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under the Company's plans as such options are granted at not less than the quoted market price of the Company's common stock on the date of grant. Compensation cost for restricted stock is recorded annually based on the quoted market price of the Company's common stock at the end of each accounting period.

Income Taxes
------------
The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Income and Dividends Per Common Share
-------------------------------------
All share and per share data presented in these financial statements reflect the retroactive effect of the five-for-four stock splits distributed in March 1996 and January 1995.

     Income per common share is computed by dividing earnings available to common shareholders by the average number of common and common equivalent shares outstanding during each period. Weighted-average share computations assume the exercise of dilutive stock options and warrants, reduced by the number of shares which could be repurchased at average market prices with proceeds from exercise. Earnings available to common shareholders represent reported net income less preference stock dividend requirements, as applicable.

Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements as hedges to limit the effect of exchange rate fluctuations on the results of operations and cash flows. Gains and losses related to hedged transactions, which qualify for hedge accounting, are deferred and are recognized in the results of operations as part of the underlying transaction while those related to unhedged transactions are included in the income statement currently.

NOTE 2 - INCOME TAXES
---------------------

Consolidated pre-tax income consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1996        1995        1994
                                       ----------  ----------  ----------
US operations                            $218,917    $313,703    $268,817
Foreign operations                        326,824     219,199     124,815
                                       ----------  ----------  ----------
                                         $545,741    $532,902    $393,632
                                       ==========  ==========  ==========

     The provision for current and deferred income taxes consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1996        1995        1994
                                       ----------  ----------  ----------
Current
  Federal                                $ 90,500    $ 84,800    $ 76,100
  State                                    13,200      14,900      12,100
  Foreign                                  62,300      53,600      48,200
                                        ---------   ---------   ---------
                                          166,000     153,300     136,400
                                        ---------   ---------   ---------
Deferred
  Federal                                   2,000      21,600       1,500
  State                                     1,000         300       2,250
  Foreign                                    (900)       (100)     (2,350)
                                        ---------   ---------   ---------
                                            2,100      21,800       1,400
                                        ---------   ---------   ---------
Total provision for income taxes         $168,100    $175,100    $137,800
                                        =========   =========   =========

     Deferred income taxes are provided principally for certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets
(liabilities) were comprised of the following (in thousands):

                                                     As of Year End
                                               ---------------------------
                                                   1996           1995
                                               ------------   ------------
Sales allowances and inventory reserves            $ 58,945       $ 58,060
Deferred compensation                                26,360         20,732
Postretirement benefits                              12,765         12,840
Excess of tax basis over book basis                  12,705         14,098
Operating loss and tax credit carryovers              4,335         22,239
Restructuring and integration charges                 2,338          6,193
Other                                                27,658         26,062
                                               ------------   ------------
  Gross deferred income tax assets                  145,106        160,224
                                               ------------   ------------
Excess of book basis over tax basis                 (13,038)       (14,636)
Retirement benefits                                 (10,281)        (8,905)
Depreciation                                         (6,501)        (5,245)
Other                                               (11,018)        (6,327)
                                               ------------   ------------
  Gross deferred income tax liabilities             (40,838)       (35,113)
Deferred income tax asset valuation
  allowances                                        (10,011)       (28,754)
                                               ------------   ------------
Net deferred income tax assets                     $ 94,257       $ 96,357
                                               ============   ============

                                 forty eight


     Differences between the provision for income taxes at the United States federal statutory income tax rate and the provision in the consolidated statements of income were as follows (in thousands):

                                                     For the Year
                                          ----------------------------------
                                             1996        1995        1994
                                          ----------  ----------  ----------
Provision at federal statutory rates       $ 191,009   $ 186,516   $ 137,771
Increase (decrease) resulting from:
  Losses without income tax benefit            4,547       4,252       1,160
  Foreign earnings taxed at different
    rates, including withholding taxes       (38,958)    (27,464)    (12,029)
  State and local taxes, net of
    federal benefit                            9,230      10,603       9,327
  Dividends paid to ESOP                           -      (1,170)     (1,600)
  Other                                        2,272       2,363       3,171
                                          ----------  ----------  ----------
Total provision for income taxes           $ 168,100   $ 175,100   $ 137,800
                                          ==========  ==========  ==========

     Appropriate US and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred US income taxes have been provided is $670.0 million at December 31, 1996. The additional US income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits. Foreign withholding taxes of $30.2 million would be due upon remittance of these earnings.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $17.2 million ($3.6 million with no expiration date, $5.7 million expiring from 1997 to 2001, and $7.9 million expiring after 2001).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1996, 1995 and 1994, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $26.3 million, $8.5 million and $23.9 million, respectively.

     The Internal Revenue Service has completed its examination of the Company's federal income tax returns through December 31, 1991.

NOTE 3 - EMPLOYEE BENEFITS
--------------------------

The Company and certain of its subsidiaries have various pension and retirement plans covering substantially all employees of these companies. Expense related to these plans totaled $16.2 million, $16.1 million and $14.6 million in 1996, 1995 and 1994, respectively. Prior to the November 1993 merger, Fisher-Price maintained a number of benefit plans and compensation arrangements. Subject to certain exceptions, these programs shall continue to be maintained by Fisher-Price without material change or modification for periods up to five years following the merger.

Pension Plans
-------------
The Company provides defined benefit pension plans, which satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), covering certain of its domestic and foreign employees. Plan benefits are based upon covered employees' length of service and earnings. Pension costs are actuarially determined and plans are generally funded to meet benefit obligations existing as of the end of each year.
Contributions are based upon amounts required to be funded under applicable governmental regulations, but will not exceed the maximum amount deductible for income tax purposes. Assets of these plans are invested in equity securities, as well as corporate, government and other fixed-income investments. With the exception of the Fisher-Price Pension Plan, activity related to the Company's pension plans, including those of foreign affiliates, was not significant during any year.

     The Fisher-Price Pension Plan, a defined benefit plan covering most of the domestic employees of Fisher-Price, contains certain change-of-control provisions which were triggered as a result of the November 1993 merger. For a five-year period, or until the assets of the plan are less than its liabilities, if earlier, the rate at which benefits accrue on behalf of participants may not be decreased. In the event of the plan's termination or consolidation with another plan, assets in excess of liabilities must be used to increase participants' benefits. The components of net pension cost for this plan, based upon an October valuation date for the years ended December 31, 1996, 1995 and 1994, are detailed below (in thousands):

                                          For the Period Ended
                                   ----------------------------------
                                      1996        1995        1994
                                   ----------  ----------  ----------
Service cost                         $  2,671    $  2,547    $  3,562
Interest cost                           8,866       7,924       7,646
Actual (gain) loss on plan assets     (16,997)    (30,650)      1,038
Net amortization and deferral            (206)     16,881     (14,221)
                                   ----------  ----------  ----------
Net pension income                   $ (5,666)   $ (3,298)   $ (1,975)
                                   ==========  ==========  ==========

                                 forty nine


     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets are as follows (in thousands):

                                              As of Year End
                                          ----------------------
                                             1996        1995
                                          ----------  -----------
Vested benefits                             $122,113     $115,573
Nonvested benefits                             3,498        3,126
                                          ----------  -----------
Accumulated benefit obligation               125,611      118,699
Effect of projected future salary
  increases                                    5,768        4,862
                                          ----------  -----------
Projected benefit obligation                 131,379      123,561
Plan assets at fair value                    157,507      144,718
                                           ---------    ---------
Plan assets in excess of projected
  benefit obligation                          26,128       21,157
Unrecognized net loss                          2,046        3,769
Unrecognized prior service cost                1,904        2,055
Unrecognized net asset at transition          (6,423)      (8,992)
                                           ---------    ---------
Prepaid pension asset                       $ 23,655     $ 17,989
                                          ==========  ===========


                                              For the Period
                                          ----------------------
                                           1996    1995    1994
                                          ------  ------  ------
Assumptions:
  Weighted average discount rate           7.75%   7.25%   8.50%
  Rate of future compensation increases    4.00%   4.00%   4.00%
  Long-term rate of return on plan
    assets                                11.00%  10.00%  10.00%
----------------------------------------------------------------

Other Retirement Plans
----------------------
Domestic employees not covered by collective bargaining agreements are eligible to participate in the Company's 401(k) savings plans, which are defined contribution plans satisfying ERISA requirements. Under these plans, the Company makes contributions to a trust based upon the employee's age and matches a portion of certain amounts of voluntary employee contributions. Employees of Mattel are covered by either the Mattel, Inc. Personal Investment Plan or the Mattel, Inc. Hourly Employee Personal Investment Plan. Effective April 1, 1997, the Fisher-Price, Inc. Matching Savings Plan, which covers employees of Fisher-Price, will be merged and all of its assets will be transferred into the Mattel, Inc. Personal Investment Plan.

     The Company maintains unfunded supplemental executive retirement plans which are nonqualified defined benefit plans covering certain key executives of Mattel, Inc. and its subsidiaries. For 1996, 1995 and 1994, the accumulated and vested benefit obligations and related expense of these plans were not significant.

Deferred Compensation and Excess Benefit Plans
----------------------------------------------
The Company provides a deferred compensation plan which permits certain officers and key employees of Mattel, Inc. to elect to defer portions of their compensation. The deferred compensation plan, together with certain Company and employee contributions made to an excess benefit plan, earn various rates of return. The liability for these plans as of December 31, 1996 and 1995 was $29.4 million and $16.2 million, respectively. The Company's contribution to these plans and the related administrative expense were not significant to the results of operations during any year.

     In August 1996, the Company purchased group trust-owned life insurance contracts designed to assist in funding these programs. The cash surrender value of these policies, valued at $25.1 million as of December 31, 1996, are held in an irrevocable rabbi trust which is included in sundry assets in the consolidated balance sheets.

Employee Stock Ownership Plan
-----------------------------
In connection with the February 1992 merger, IGI convertible preferred stock held by the IGI ESOP was exchanged for 55.8 thousand shares of the Company's common stock and 864.3 thousand shares of the Company's 12.5% Convertible Preference Stock, Series F. The ESOP debt was repaid in August 1994 through a series of dividend and cash contributions paid by the Company to service the debt. On October 20, 1995, the Company repurchased all shares of Series F and common stock from the ESOP for a total of $75.1 million. All benefits due to participants have been distributed, and the ESOP was terminated.

Postretirement Benefits
-----------------------
The Company maintains a contributory postretirement benefit plan for domestic employees of Mattel. The plan provides for certain medical, dental and life insurance benefits to retirees meeting certain age and years of service requirements. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the Company's financial position and results of operations during any year.

     Fisher-Price has an unfunded postretirement health insurance plan covering certain eligible domestic employees hired prior to January 1, 1993. Employees who retired or elected to retire before January 1, 1994 and employees whose age-plus-service was equal to 70 years by December 31, 1993 may continue to participate, for their lifetime, in the Fisher-Price group health insurance plan at the same contribution rate as active employees. Other employees, who were active at December 31, 1992, who do not satisfy the criteria outlined above participate in a retiree medical account balance plan. The account balance will become available upon a participant's retirement at age 55 or anytime thereafter with five years of service, and may be used to purchase health care insurance and to pay for health care expenses not reimbursed by insurance or Medicare. If an employee terminates employment prior to satisfying the retirement criteria, eligibility in either plan is forfeited and no benefits are paid. Any employee hired or rehired on or after January 1, 1993 is not eligible to receive postretirement health insurance coverage.

     Details of the plan's expense recognized in the consolidated financial statements for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                                      For the Year
                                           ----------------------------------
                                              1996        1995        1994
                                           ----------  ----------  ----------
Service cost                                   $  344      $  432      $  511
Interest cost                                   2,494       2,539       1,826
Net amortization and deferral                       2           -           -
                                           ----------  ----------  ----------
Net postretirement benefit cost                $2,840      $2,971      $2,337
                                           ==========  ==========  ==========

                                 fifty


     Amounts included in the Company's consolidated balance sheets for this plan are as follows (in thousands):

                                               As of Year End
                                           ----------------------
                                              1996        1995
                                           ----------  ----------
Current retirees                              $25,748     $28,418
Fully eligible active employees                 1,982       2,502
Other active employees                          5,452       4,305
                                           ----------  ----------
  Accumulated postretirement benefit           33,182      35,225
    obligation
Unrecognized net loss                          (1,596)     (3,687)
                                           ----------  ----------
Accrued postretirement benefit liability      $31,586     $31,538
                                           ==========  ==========

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.75%, 7.25% and 8.50% for 1996, 1995 and 1994, respectively. For participants under 65 years of age, the health care cost trend rate for expected claim costs was assumed to be 6.00% in 1996, declining to 5.50% by 1997 and remaining constant thereafter. For participants 65 years of age or older, the health care cost trend rate for expected claim costs was assumed to be 5.50% in 1996 and remaining constant thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased the aggregate of service and interest cost for 1996 by approximately $0.3 million and increased the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $3.8 million.

Incentive Awards
----------------
The Company's Long-Term Incentive Plan is a three-year plan available to certain key executives of Mattel, Inc. Interim awards are paid annually based upon the financial performance of the Company over a three-year period. At December 31, 1996, $3.9 million was accrued for awards under the 1996 plan. As of December 31, 1995, $19.7 million was accrued for final awards under the 1993 plan.

     The Company also has discretionary annual incentive compensation plans for officers and key employees of both Mattel, Inc. and Fisher-Price, Inc. based on the Company's performance and subject to certain approvals of the Compensation/Options Committee of the Board of Directors. At December 31, 1996 and 1995, $5.2 million and $17.8 million, respectively, were accrued for awards under these plans.

     Pursuant to the Company's 1990 Stock Option Plan, stock appreciation rights ("SAR") had been awarded in 1991 to certain key executives of Mattel, Inc. In February 1994, the value of the SAR was capped, and they were canceled in exchange for awards consisting of nonqualified stock options and cash, contingent upon the executive's continued employment by the Company. Cash awards totaling $19.0 million were paid in two equal installments and were eligible to be deferred as part of the deferred compensation plan at the election of the executive. The first installment was paid during 1995 and the final installment was paid during 1996. As of December 31, 1995, $9.0 million was accrued for the SAR.

NOTE 4 - SEASONAL FINANCING AND LONG-TERM DEBT
----------------------------------------------

Seasonal Financing
------------------
The Company maintains and periodically amends or replaces an unsecured revolving credit agreement with a commercial bank group that is utilized to finance the seasonal working capital requirements of its domestic and certain international operations. The agreement in effect during 1996, which was recently amended (see below), was renegotiated in the first quarter of 1996 to increase the total facility to $800.0 million from $650.0 million. Within the facility, up to $400.0 million was a standard revolving credit line available for advances and backup for commercial paper issuances (a five-year facility). Interest was charged at various rates selected by the Company not greater than the base rate charged by the agent bank, plus a commitment fee of up to .09% of the unused line available for advances. The remaining $400.0 million (a five-year facility) was available for nonrecourse purchases of certain trade accounts receivable of the Company by the commercial bank group providing the credit line. Outstanding receivables sold are reduced by collections and cannot exceed the $400.0 million at any time. The uncollected balance of receivables sold totaled $40.0 million and $67.5 million at December 31, 1996 and 1995, respectively. The agreement required the Company to comply with certain financial covenants for consolidated debt-to-capital, interest coverage and tangible net worth levels.

     During 1996, the Company entered into and renewed agreements providing for up to $140.0 million of nonrecourse purchases of certain trade accounts receivable of the Company by a commercial bank at various purchase dates. The uncollected balance of receivables sold totaled $131.0 million and $79.5 million at December 31, 1996 and 1995, respectively.

     The Company also enters into agreements with banks of its foreign subsidiaries for nonrecourse sales of its foreign subsidiary receivables. The uncollected balances of foreign receivables sold as of December 31, 1996 and 1995 each totaled $222.0 million.

     To meet seasonal borrowing requirements of international operations in addition to amounts funded by proceeds of its revolving credit agreement, the Company negotiates individual financing arrangements, generally with the same groups of banks that provided credit in the prior year. International credit lines total approximately $324.6 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout 1997 and believes available amounts will be adequate to meet its seasonal financing requirements.

     Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of such obligations are a reasonable fifty one


approximation of their fair value. Information relating to the Company's domestic and international credit lines is summarized as follows (in thousands):

                                                 For the Year
                                         ----------------------------
                                           1996      1995      1994
                                         --------  --------  --------
Balance at end of year
  Domestic                               $      -  $      -  $      -
  International                            20,485    15,520         -
Maximum amount outstanding
  Domestic                                506,000   397,000   613,000
  International                            94,000    84,000    74,000
Average borrowing
  Domestic                                182,000   221,000   271,000
  International                            55,000    45,000    36,000
Weighted average interest rate
  on average borrowing
  Domestic (computed daily)                   5.5%      6.0%      5.0%
  International (computed monthly)            9.6%      9.5%     11.5%
---------------------------------------------------------------------

     Effective in March 1997, the Company amended its revolving credit agreement. The new agreement consists of unsecured facilities providing a total of $1.0 billion in seasonal financing from substantially the same group of commercial banks. The facilities provide for up to $600.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $400.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, the Company is to comply with certain financial covenants for consolidated debt-to-capital and interest coverage.

6-7/8% Senior Notes
-------------------
In August 1992, the Company issued $100.0 million aggregate principal amount of 6-7/8% Senior Notes maturing August 1, 1997. Interest is payable semiannually on the first day of February and August. As of December 31, 1996, the 6-7/8% Senior Notes are included in the current portion of long-term liabilities in the consolidated balance sheets. At December 31, 1996 and 1995, the bid prices for the 6-7/8% Senior Notes, as provided by one of the underwriters, were $1,005.50 and $1,020.40, respectively, based on a par value of $1,000.00.

6-3/4% Senior Notes
-------------------
In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of May and November. At December 31, 1996 and 1995, the bid prices for the 6-3/4% Senior Notes, as provided by one of the underwriters, were $1,007.70 and $1,033.40, respectively, based on a par value of $1,000.00.


Medium-Term Notes ("MT Notes")
------------------------------
During the 1994 third quarter, the Company commenced a program for the issuance of up to $250.0 million in aggregate principal amount of Series A Medium-Term Notes. During the 1994 fourth quarter, the Company issued an aggregate of $80.5 million principal amount of MT Notes maturing on various dates from October 1999 to December 2004. Interest is payable semiannually at fixed rates ranging from 8.00% to 8.55% per annum on the fifteenth day of May and November. At December 31, 1996 and 1995, the bid prices for these notes ranged from $1,041.00 to $1,096.60 and $1,075.00 to $1,159.30, respectively, based on a par value of $1,000.00. In 1994, the Company also issued an aggregate of $30.0 million principal amount of floating rate MT Notes which matured in January 1996.

     During 1995, an aggregate of $139.5 million principal amount of MT Notes was issued by the Company maturing on various dates from June 1998 to May 2007. Interest is payable semiannually at fixed rates ranging from 5.93% to 7.65% per annum on the fifteenth day of May and November. At December 31, 1996 and 1995, the bid prices for these notes ranged from $998.70 to $1,040.90 and $1,006.50 to $1,081.60, respectively, based on a par value of $1,000.00.

Mortgage Note
-------------
In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. The agreement requires monthly interest-only payments for the first 60 months of its term and monthly principal and interest payments of approximately $0.4 million thereafter, until its December 2005 maturity date. Interest is payable at 10.15% for the term of the agreement. The fair value of the mortgage note, estimated by discounting future cash flows at the interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $53 million and $51 million at December 31, 1996 and 1995, respectively.

Scheduled Maturities
--------------------
The aggregate amounts of long-term debt and capitalized lease obligations maturing in the next five years are as follows (in thousands):

                    Medium-              Capitalized
         Senior      Term      Mortgage     Lease
          Debt       Notes       Note    Obligations    Other      Total
        ---------  ----------  --------  -----------  ---------  ---------
1997     $100,000    $     -       $500         $100     $5,500   $106,100
1998            -      9,500        500          100        600     10,700
1999            -     30,000        600          100        600     31,300
2000      100,000          -        600            -        700    101,300
2001            -     30,500        700            -        600     31,800
--------------------------------------------------------------------------

NOTE 5 - SHAREHOLDERS' EQUITY
-----------------------------

Common Stock
------------
In May 1996, the shareholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation that increased the number of shares of authorized common stock from 300.0 million to 600.0 million in order to accommodate issuance of common stock in connection with possible future mergers and other financing transactions, future stock dividends or splits, future awards pursuant to the Company's stock option plans, warrant exercises, and other general corporate purposes.


                                 fifty two


Preference Share Purchase Rights
--------------------------------
In 1992, the Board of Directors approved an extension of the Company's Preference Share Purchase Rights plan. The rights may be exercised by their holders to purchase shares of the Company's Series E Junior Participating Preference Stock upon the occurrence of certain events, including the acquisition, or announcement of intended acquisition, of 20% or more of Mattel's common stock by a person or group of affiliated or associated persons. The rights are subject to adjustment in the event of stock dividends, stock splits or other changes in the Company's common stock, and will expire on February 17, 2002, unless the plan is further extended or the rights are earlier redeemed or exchanged by the Company.


Preferred and Preference Stock
------------------------------
The Company is authorized to issue 3.0 million shares of $1.00 par value preferred stock and 20.0 million shares of $0.01 par value preference stock. No preferred or preference stock is currently outstanding.

     In February 1992, 1.5 million shares of $0.01 par value preference stock were designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights to the Company's common shareholders. Series E shares are issuable only when rights become exercisable under the Preference Share Purchase Rights plan (see above).

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


Stock Compensation Plans
------------------------
In May 1996, the shareholders of the Company approved the Mattel 1996 Stock Option Plan. Under this plan, incentive stock options, nonqualified stock options, stock appreciation rights, nonvested stock awards, and shares of common stock may be granted to officers, key employees, and other persons providing services to the Company. In addition, nonqualified stock options may be granted to members of the Company's Board of Directors who are not employees of the Company.

     Generally, options are exercisable contingent upon the grantees' continued employment with the Company. Nonqualified stock options are granted at not less than 100% of the fair market value of the Company's common stock on the date of grant, generally vest at the rate of 25% per year of service, and usually expire within ten years from the date of grant. The 1996 Stock Option Plan provides that up to 1.5% of Mattel's outstanding common stock as of the first day of each calendar year will be available for awards under the plan. Any unused portion of the percentage limit for any calendar year shall be carried forward and made available for awards in succeeding calendar years. The aggregate number of shares of common stock available for grants under the 1996 plan shall not exceed 50.0 million shares. This plan expires on December 31, 2005. The Company's previous plans, the 1978, 1982, and 1990 Stock Option Plans, expired on April 12, 1988, April 14, 1992, and December 31, 1996, respectively. All outstanding awards under these plans continue to be exercisable under the terms of their respective grant agreements.

     The Company has adopted the disclosure-only provisions of SFAS No.
123. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under its plans during the years ended December 31, 1996, 1995 and 1994. Had compensation cost for these options been determined based on their fair value at the date of grant consistent with the method of accounting prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced by $6.6 million or $0.02 per share and $2.0 million or $0.01 per share in 1996 and 1995, respectively. The pro forma effect on the Company's 1996 and 1995 net income is not indicative of the pro forma effect in future years, because it does not take into consideration the pro forma expense related to grants made prior to 1995.

     The fair value of options granted during 1996 and 1995 has been estimated using the Black-Scholes pricing model. The following weighted-average assumptions were used in determining fair value:

                                           1996         1995
-------------------------------------------------------------
Expected life (in years)                   3.17         3.17
Risk-free interest rate                    6.05%        5.28%
Volatility factor                         17.98%       19.23%
Dividend yield                             0.82%        0.75%
-------------------------------------------------------------

     The weighted average fair values of options granted during 1996 and 1995 were $5.12 and $3.25, respectively.

     The following is a summary of stock option information and weighted-average exercise prices for the Company's stock option plans during the year (options in thousands):

                                 1996              1995             1994
                            ---------------   ---------------  --------------
Nonqualified Plans          Number   Price    Number   Price   Number   Price
--------------------------  ------   ------   ------   ------  ------   -----
Outstanding at January 1    14,513   $14.27   13,148   $12.73  15,616   $ 9.51

  Options granted            4,294    25.15    4,152    16.99   3,803    15.76
  Options exercised         (5,267)   13.48   (2,314)   10.52  (6,126)    6.40
  Options canceled            (230)   16.67     (473)   13.63    (145)   13.24
                            ------            ------           ------
Outstanding at December 31  13,310   $18.05   14,513   $14.27  13,148   $12.73
                            ======            ======           ======

Exercisable at December 31   5,263   $14.41    5,541   $13.41   3,200   $11.89
                            ======            ======           ======
Available for grant at
  December 31                4,074               921              123
                            ======            ======           ======

                                 fifty three


     The following table summarizes information about stock options outstanding as of December 31, 1996 (options in thousands):

                          Options Outstanding          Options Exercisable
                    --------------------------------   -------------------
                              Weighted-
                               Average     Weighted-             Weighted-
                              Remaining     Average               Average
Range of                     Contractual    Exercise              Exercise
Exercise Prices     Number      Life         Price     Number      Price
----------------    ------   -----------   ---------   ------    ---------
$ 1.84 to $10.01       357    3.68 years      $ 5.41      357       $ 5.41
 10.16 to  15.30     4,018    6.60             13.18    2,522        13.15
 15.76 to  22.40     4,647    7.68             16.68    2,256        16.59
 23.90 to  29.88     4,288    9.18             25.14      128        26.11
                    ------                             ------
$ 1.84 to $29.88    13,310    7.73            $18.05    5,263       $14.41
                    ======                             ======

     In December 1993, restricted stock awards totaling 927.7 thousand shares were granted to key Mattel executives. During the time period from the award date until January 1, 1997, when the restrictions lapsed, these shares could not be sold, assigned, pledged or otherwise encumbered by the recipients. During 1996, 244.1 thousand shares were forfeited and returned to the Company. As of December 31, 1996, restricted stock awards in the amount of 683.6 thousand shares were outstanding.

     The market value of restricted stock awards as of December 31, 1994 was charged to income as part of the 1994 restructuring. Any subsequent increases or decreases in market value through January 1, 1997, the end of the restriction period, are reflected in the results of operations currently. As a result, $2.8 million and $7.9 million were charged to income in 1996 and 1995, respectively. In addition, as a result of the forfeiture, $6.6 million of compensation expense that was recognized in previous periods was reversed in 1996.

Fisher-Price Stock Subscription Warrants
----------------------------------------
In connection with their term loan, Fisher-Price issued to the lenders detachable warrants allowing them to purchase shares of Fisher-Price common stock, subject to certain antidilution requirements. As of the effective date of the merger, the Company agreed to assume Fisher-Price's obligations pursuant to the provisions of the warrants.

     During June 1994, a holder of 451.0 thousand warrants elected to receive $4.9 million in cash in lieu of common shares as a result of change-of-control provisions triggered by the merger. In October 1996,
451.0 thousand warrants were exercised for an equal number of common shares by a holder in accordance with the terms of the warrant agreement.

     The exercise of all outstanding warrants by the holders would result in delivery of 751.4 thousand shares of the Company's common stock at an exercise price of approximately $4.77 per share. These warrants expire on June 30, 2000.

Disney Warrant
--------------
In June 1996, the Company entered into a licensing agreement with Disney Enterprises, Inc. for an expanded strategic alliance, which grants the Company exclusive worldwide rights (with certain exceptions) to produce toys based on all children-oriented Disney television and film properties introduced, commencing summer 1997. Pursuant to this agreement, the Company issued Disney a warrant to purchase 3.0 million shares of the Company's common stock at an exercise price of $27.375 per share. This warrant cannot be exercised prior to April 2, 1999 and expires no later than April 2, 2004. The fair value of the warrant will be charged to income when the related properties are introduced as a component of royalty expense over the period the related revenues are recognized. The warrant's fair value of $26.4 million was determined using the Black-Scholes pricing model, assuming an expected life of eight years, a dividend yield of 0.88%, a risk-free interest rate of 6.17%, and a volatility factor of 27.60%.

Conversion of 8% Convertible Subordinated Debentures
----------------------------------------------------
During the 1994 first quarter, holders tendered $75.7 million of the 8% Convertible Subordinated Debentures for conversion into 9.2 million common shares in response to the Company's Notice of Redemption.

Common Stock Repurchase Plan
----------------------------
In February 1996, the Board of Directors approved a continuation of the stock repurchase program to permit the annual repurchase of 8.8 million shares to fund the Company's stock option plans and provide for warrant exercises. In October 1996, the Executive/Finance Committee of the Board of Directors increased the number of shares to be repurchased during 1996 from 8.8 million to 10.0 million shares. For 1997, the Board of Directors authorized the repurchase of 6.0 million to 7.0 million shares under the plan.

     The Company's stock repurchase plan, initiated in May 1990 and expanded in May 1993, provided for the repurchase of up to 19.5 million shares during the four-year period ending in 1997. During 1995 and 1994, the Company repurchased 2.9 million and 4.7 million shares, respectively. In addition to shares acquired on the open market, the Company repurchased, during the fourth quarter of 1995, the equivalent of 3.3 million shares of common stock in connection with its cash payment to the IGI ESOP for all outstanding shares of Series F Preference Stock.

     Shares repurchased, less 5.3 million, 2.3 million, and 5.7 million shares reissued in 1996, 1995 and 1994, respectively, are included in treasury stock. During 1996, 244.1 thousand shares were returned to the treasury as a result of forfeiture of restricted stock awards.

Dividends and Capital Transactions
----------------------------------
On February 6, 1996, the Board of Directors declared a five-for-four stock split on the Company's common stock, which was distributed on March 1, 1996. Accordingly, $55.8 million was transferred from additional paid-in capital to common stock, representing the par value of additional shares issued. A similar transfer was made between additional paid-in capital and common stock in the amount of $44.7 million reflecting the declaration of a five-for-four stock split in December 1994.

     A regular quarterly cash dividend has been declared by the Board of Directors on the Company's common stock since the second quarter of 1990.


                                 fifty four

NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Leases
------
The Company routinely enters into noncancelable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 1996 (in thousands):

                                      Capitalized      Operating
                                        Leases          Leases
                                      -----------      ---------
1997                                      $   400       $ 36,000
1998                                          400         31,500
1999                                          400         23,000
2000                                          400         18,800
2001                                          400         13,600
Thereafter                                 10,200         11,600
                                      -----------      ---------
                                           12,200 (a)    134,500
Less: sublease commitments                      -            400
                                      -----------      ---------
                                          $12,200       $134,100
                                      ===========      =========

(a) Includes $10.0 million of imputed interest.

     Rental expense under operating leases amounted to $45.2 million, $42.8 million and $33.7 million for 1996, 1995 and 1994, respectively, net of sublease income of $0.5 million in 1996 and $0.7 million in both 1995 and 1994.

Commitments
-----------
In the normal course of business, the Company enters into contractual arrangements to obtain and protect the Company's right to create and market certain toys and for future purchases of goods and services to ensure availability and timely delivery. Such arrangements include royalty payments pursuant to licensing agreements and commitments for future inventory purchases. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts. Current and future commitments for guaranteed payments reflect the Company's focus on expanding its product lines through alliances with businesses in other industries, such as television and motion picture entertainment companies.

     The single largest commitment involves the Company's 1991 agreement with The Walt Disney Company ("Disney"). This licensing agreement, which contains annual minimum royalty guarantees, permits the Company to use the Disney name and certain characters on preschool and infant products through September 2002. In related agreements, the Company participates in attractions and toy stores at three Disney theme parks under agreements in effect through June 2002. Under these agreements, the Company makes semi-annual payments to Disney.

     In June 1996, the Company entered into a licensing agreement with Disney Enterprises, Inc. for an expanded strategic alliance, which grants the Company exclusive worldwide rights (with certain exceptions) to produce toys based on all children-oriented Disney television and film properties introduced, commencing summer 1997. The agreement spans three years, with the Company having the right for up to two additional years to market merchandise from film properties produced during the second and third years. The initial term of the agreement may be renewed for an additional three-year period upon mutual consent. This agreement contains minimum royalty guarantees that are contingent upon the number and nature of the properties introduced by Disney. Commitments for 1997 introductions are expected to approximate $14.5 million payable over a three-year period. Future commitments could be as high as $37.8 million per introduction year. Pursuant to the agreement, the Company issued Disney a stock warrant, valued at $26.4 million, to purchase 3.0 million shares of the Company's common stock.

     Licensing and related agreements provide for terms extending from 1997 through 2002 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                         Minimum
                                         Payments
                                        ---------
1997                                     $ 49,000
1998                                       62,000
1999                                       56,000
2000                                       45,000
2001                                       46,000
2002                                       22,000
                                        ---------
                                         $280,000
                                        =========

     Royalty expense for the years ended December 31, 1996, 1995 and 1994 was $120.8 million, $104.4 million and $83.9 million, respectively.

     As of December 31, 1996, the Company had outstanding commitments for 1997 purchases of inventory of approximately $79 million. As of December 31, 1995, the Company had commitments for 1996 purchases of inventory of approximately $101 million.

Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange contracts and swap agreements primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies, to limit the effect of exchange rate fluctuations on the results of operations and cash flows. These contracts generally have maturity dates of up to 18 months. Gains or losses related to hedged transactions, which qualify for hedge accounting, are deferred and are recognized in the results of operations as part of the underlying transaction. Had the Company not entered into hedges covering a percentage of its foreign currency positions, the unfavorable effect on 1996 pre-tax income would have approximated $14 million.

     As of December 31, 1996 and 1995, the Company held the following contracts to obtain US dollars (in thousands):

                                     1996                    1995
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $334,004                $491,210
Swaps                           98,678                 135,477
                            ----------              ----------
                              $432,682    $423,042    $626,687    $630,287
                            ==========  ==========  ==========  ==========


                                 fifty five


     Fair value reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1996 and 1995, respectively.

     As of December 31, 1996 and 1995, the Company held the following contracts to purchase foreign currencies (in thousands):

                                     1996                    1995
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $ 71,732                $198,006
Swaps                           94,194                  59,899
                            ----------              ----------
                              $165,926    $166,428    $257,905    $257,019
                            ==========  ==========  ==========  ==========

     Fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1996 and 1995, respectively.

     The following table summarizes the Company's foreign currency contracts by major currency as of December 31, 1996 and 1995 (in thousands of US dollars):

                                       1996                    1995
                              ----------------------  ----------------------
                                 Buy         Sell        Buy         Sell
                              ----------  ----------  ----------  ----------
US dollars                      $432,682    $161,965    $626,687    $227,944
German deutsche marks             44,735     103,574      33,424     157,738
Italian lira                       8,324      59,265           -      54,481
Malaysian ringgits                56,475           -      78,071           -
Hong Kong dollars                      -         429      72,274           -
French francs                        429      63,852           -     117,150
British pounds sterling           26,501      40,319           -      78,092
Canadian dollars                  11,002      40,204      21,127      45,541
Spanish pesetas                        -      23,171           -      30,271
Dutch guilders                         -      74,864      22,379      68,468
Japanese yen                           -       7,913           -      51,534
Australian dollars                     -      14,837           -      20,762
Swiss francs                      11,955           -      12,930       8,232
Taiwan dollars                     2,972           -      17,700           -
Swedish krona                          -           -           -       6,675
Danish krone                           -           -           -       9,825
Other (under $5,000)               3,533       8,215           -       7,879
                              ----------  ----------  ----------  ----------
                                $598,608    $598,608    $884,592    $884,592
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

     Market risk exposures exist with respect to the settlement of foreign currency transactions during the year because currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure. In addition, the Company manages its exposure by retaining flexibility with respect to currencies used for international borrowings and intercompany invoicing. By policy, the Company maintains hedge coverages between minimum and maximum percentages of its anticipated foreign currency exposures for any given year.

Litigation
----------
The Company is involved in various litigation and other legal matters, including claims related to intellectual property, product liability, labor and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability which may potentially result upon resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.


NOTE 7 - ACQUISITIONS AND NONRECURRING ITEMS
--------------------------------------------

Pending Merger
--------------
Pursuant to an Agreement and Plan of Merger dated November 17, 1996, as amended by an Amendment to Agreement and Plan of Merger dated November 22, 1996, the Company and Tyco have agreed to the merger of Tyco into the Company. The stock-for-stock transaction, which is expected to be accounted for as a pooling of interests, is subject to the approval of Tyco shareholders and certain regulatory approvals. Under the merger agreement, each outstanding share of Tyco common stock will be converted into the right to receive a number of Mattel common shares equal to the exchange ratio, as defined by the merger agreement, subject to a minimum of 0.37791 and a maximum of 0.51129. Given this range, the merger would result in the issuance of approximately 14 million to 19 million Mattel common shares for Tyco common shares. In addition, each share of Tyco Series B and Series C Preferred Stock will be converted into like Mattel preferred stock. It is anticipated that the merger will be completed in the first half of 1997. Under certain circumstances, if the merger is not ultimately consummated, the Company will be required to pay Tyco a $15.0 million break-up fee.

Special Charge
--------------
During 1996, the Company received comments from the Securities and Exchange Commission regarding its accounting for certain royalties and participation fees in prior periods. In response to these comments, in the fourth quarter of 1996, the Company charged $14.2 million of royalty expense to cost of sales, of which $11.8 million related to 1994 and $2.0 million related to 1995, and charged $7.6 million of participation fees to advertising expense, of which $3.6 million related to 1994 and $4.0 million related to 1995. This charge reduced fourth quarter net income by $15.1 million or $0.05 per share. The Company continues to believe that its original accounting treatment was appropriate.

Acquisitions
------------
During 1994, the Company acquired the entities described below, which were accounted for by the purchase method of accounting. The results of operations of the acquired companies have been included in the accompanying consolidated financial statements from their respective dates of acquisition.


                                 fifty six


     In May 1994, the Company acquired substantially all of the business assets and assumed the associated debts and liabilities of Kransco, a San Francisco-based designer, manufacturer and marketer of brand name recreational and sporting products for $274.6 million in cash, including costs directly related to the acquisition and the repayment of $20.0 million of Kransco's short-term borrowings. The asset purchase agreement also provided for future contingent consideration in the event that net sales of the POWER WHEELS product line reached or exceeded certain levels in each of calendar years 1994, 1995 and 1996. Under the agreement, the contingent consideration payable with respect to any year shall not exceed $8.6 million. During 1996 and 1995, $17.2 million was paid relating to the 1995 and 1994 sales, and an additional $8.6 million was accrued in 1996, resulting in an increase to the initial goodwill. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired was approximately $238 million, which is being amortized on a straight-line basis over 20 years.

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

Restructuring Charge
--------------------
In the 1994 fourth quarter, the Company recognized a $72.0 million pre-tax charge against continuing operations in connection with the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide. After related tax effects, the net $46.8 million charge impacted 1994 earnings by $0.17 per share. As of December 31, 1996, the restructuring activity provided for by the 1994 charge was substantially complete and amounts previously accrued had been paid. The type and amount of charges incurred to date approximated the amounts included in the provision.


NOTE 8 - FINANCIAL INFORMATION BY GEOGRAPHIC AREA
-------------------------------------------------

The Company's business consists of the design, manufacture and marketing of toys on a worldwide basis. The Company's international operations are located principally in Europe, Canada, Latin America and Asia.

     The Company's toy products are sold throughout the world. Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. In the United States, toys are distributed directly to large retailers, including discount and free-standing toy stores, chain stores, department stores, other retail outlets, and to a limited extent, wholesalers. Internationally, the Company sells its products directly in Argentina, Australia, Austria, the Benelux countries, Canada, Chile, Colombia, France, Germany, Greece, Italy, Japan, Mexico, New Zealand, Portugal, Scandinavia, Spain, Switzerland, the United Kingdom, Venezuela, and in certain areas of Eastern Europe and Asia. The Company's products are marketed principally through distributors in certain parts of Latin America, the Middle East, South Africa and Southeast Asia, and the Company also licenses some of its products to outside manufacturers for sale in Peru and other Latin American countries.

     Customers accounting for more than 10% of the Company's consolidated net sales and related accounts receivable are as follows (dollars in millions):

                                          1996        1995        1994
                                       ----------  ----------  ----------
Worldwide sales for the year ended
----------------------------------
Toys R Us                                     22%         23%         23%
Wal-Mart                                      12%         12%         13%

Accounts receivable as of December 31
-------------------------------------
Toys R Us                                  $127.9      $116.4      $156.6
Wal-Mart                                     61.6        50.7       104.3
-------------------------------------------------------------------------

     Information by geographic area is set forth in the tables below. Profit from operations represents income before income taxes, interest expense and general corporate expenses. Sales between geographic areas are based upon transfer prices which include manufacturing cost and profit.

                                                 Profit From    Identifiable
(In thousands)                       Net Sales    Operations       Assets
--------------                      -----------  ------------   ------------
1996
United States                        $2,317,169     $ 344,212    $1,432,617
Europe and Canada                     1,197,679       203,502       715,892
Asia and Latin America                1,759,961       194,949       447,953
                                    -----------  ------------   -----------
                                      5,274,809       742,663     2,596,462
Sales and transfers between
  geographic areas (a)               (1,488,851)            -             -
Interest expense                              -       (75,529)            -
Corporate and other                           -      (121,393)      297,060
                                    -----------  ------------   -----------
Consolidated total                   $3,785,958     $ 545,741    $2,893,522
                                    ===========  ============   ===========

1995
United States                        $2,546,903      $327,685    $1,196,742
Europe and Canada                     1,234,048       231,010       742,721
Asia and Latin America                1,533,256       138,498       405,615
                                    -----------  ------------   -----------
                                      5,314,207       697,193     2,345,078
Sales and transfers between
  geographic areas (a)               (1,675,395)            -             -
Interest expense                              -       (73,589)            -
Corporate and other                           -       (90,702)      350,431
                                    -----------  ------------   -----------
Consolidated total                   $3,638,812      $532,902    $2,695,509
                                    ===========  ============   ===========

1994
United States                        $2,315,778      $305,874    $1,150,514
Europe and Canada                     1,066,349       143,658       715,021
Asia and Latin America                1,287,502       130,247       396,100
                                    -----------  ------------   -----------
                                      4,669,629       579,779     2,261,635
Sales and transfers between
  geographic areas (a)               (1,464,604)            -             -
Interest expense                              -       (55,449)            -
Corporate and other                           -      (130,698)      197,391
                                    -----------  ------------   -----------
Consolidated total                   $3,205,025      $393,632    $2,459,026
                                    ===========  ============   ===========

(a) Primarily from Asia to other regions of the world.


                                 fifty seven


NOTE 9 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------

(In thousands, except per share         First      Second     Third      Fourth
  amounts)                             Quarter    Quarter    Quarter     Quarter
---------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
Net sales                              $585,879  $777,355  $1,232,179  $1,190,545
Gross profit (a)                        285,777   378,554     639,270     605,022
Advertising and promotion expenses (b)   80,289   102,367     187,291     244,486
Other selling and administrative
  expenses                              142,920   154,623     173,542     176,027
Other expense, net                        3,665     7,293       7,735       7,115
Operating profit (c) (d)                 58,903   114,271     270,702     177,394
Income before taxes                      44,485    97,993     248,907     154,356
Net income applicable to common
  shares                                 29,885    66,293     168,007     113,456
Income per share (e):
  Net income                           $   0.11  $   0.24  $     0.61  $     0.41
  Average number of common and
    common equivalent shares            281,836   280,894     276,939     275,184
Dividends declared per common
  share (e)                            $  0.060  $  0.060  $    0.060  $    0.060
Common stock market price (e):
  High                                 $  28.30  $  28.88  $    29.13  $    31.50
  Low                                     23.90     24.38       22.13       24.63

YEAR ENDED DECEMBER 31, 1995
Net sales                              $543,570  $763,474  $1,176,484  $1,155,284
Gross profit                            259,025   366,689     582,949     580,499
Advertising and promotion expenses       78,600   106,718     182,355     216,824
Other selling and administrative
  expenses                              131,918   141,498     159,359     170,286
Other (income) expense, net (f)          (3,414)     (730)     (9,025)      8,282
Operating profit (d)                     51,921   119,203     250,260     185,107
Income before taxes                      40,844   101,210     227,526     163,322
Net income                               26,958    67,496     151,326     112,022
Preference stock dividend
  requirements                           (1,099)   (1,099)     (1,099)        (45)
Net income applicable to common
  shares                                 25,859    66,397     150,227     111,977
Income per share (e):
  Net income                           $   0.09  $   0.24  $     0.53  $     0.40
  Average number of common and
    common equivalent shares            279,853   280,691     281,904     280,916
Dividends declared per common
  share (e)                            $  0.048  $  0.048  $    0.048  $    0.048
Common stock market price (e):
  High                                 $  19.80  $  22.20  $    24.50  $    24.90
  Low                                     15.76     18.20       20.30       21.20
---------------------------------------------------------------------------------

(a) Fourth quarter gross profit was reduced by a $14.2 million nonrecurring charge related to the accounting for certain royalties in prior periods, $2.0 million of which relates to 1995.
(b) Fourth quarter advertising and promotion expenses include a $7.6 million nonrecurring charge related to the accounting for participation fees in prior periods, $4.0 million of which relates to the fourth quarter of 1995.
(c) Fourth quarter operating profit includes a $21.8 million nonrecurring charge related to the accounting for certain royalties and participation fees in prior periods.
(d) Represents income from operations before interest expense and provision for income taxes.
(e) Per share data and market prices for all periods reflect the retroactive effect of stock splits distributed to shareholders in March 1996 and January 1995.
(f) Third quarter other (income) expense, net includes a $9.1 million gain from the sale of the non-toy business and worldwide trademark rights related to Corgi.


                                 fifty eight


NOTE 10 - SUPPLEMENTAL FINANCIAL INFORMATION
--------------------------------------------

                                                    As of Year End
                                                ----------------------
(In thousands)                                     1996        1995
------------------------------------------      ----------  ----------
INVENTORIES INCLUDE THE FOLLOWING:
    Raw materials and work in process             $ 55,263    $ 52,528
    Finished goods                                 317,423     298,313
                                                ----------  ----------
                                                  $372,686    $350,841
                                                ==========  ==========

PREPAID EXPENSES AND OTHER CURRENT ASSETS
  INCLUDE THE FOLLOWING:
    Deferred income taxes                         $ 87,860    $ 87,965
    Other                                           77,363      89,273
                                                ----------  ----------
                                                  $165,223    $177,238
                                                ==========  ==========

INTANGIBLE ASSETS, NET, INCLUDE THE
  FOLLOWING:
    Goodwill                                      $397,824    $411,258
    Other                                            9,620      11,538
                                                ----------  ----------
                                                  $407,444    $422,796
                                                ==========  ==========

ACCRUED LIABILITIES INCLUDE THE
  FOLLOWING:
    Advertising and promotion                     $111,134    $ 96,669
    Royalties                                       49,334      31,657
    Compensation                                    41,819      82,751
    Other                                          204,057     199,285
                                                ----------  ----------
                                                  $406,344    $410,362
                                                ==========  ==========

                                                   For the Year
                                          -------------------------------
(In thousands)                               1996      1995       1994
------------------------------------      --------- ---------- ----------
SELLING AND ADMINISTRATIVE EXPENSES
  INCLUDE THE FOLLOWING:
    Research and development               $126,241   $111,280    $93,153
-------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:
    Cash paid during the period for:
      Income taxes                         $103,442   $168,400    $66,270
      Interest                               76,261     75,513     52,937
    Noncash investing and financing
    activities:
      Issuance of stock warrant              26,444          -          -
      Conversion of 8% Debentures                 -          -     75,662
-------------------------------------------------------------------------




                                 fifty nine


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




                                 sixty


                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------



To the Board of Directors and Shareholders of Mattel, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
-----------------------


Los Angeles, California
February 5, 1997



                                 sixty one


                          DIRECTORS AND OFFICERS
                          ----------------------
                       Mattel, Inc. and Subsidiaries

BOARD OF DIRECTORS                               CORPORATE OFFICERS
John W. Amerman (1)                              Jill E. Barad
Chairman of the Board, Mattel, Inc.              Chairman and Chief Executive Officer

Jill E. Barad (1) (5)                            Bruce L. Stein
President and Chief Executive Officer,           President, Mattel Worldwide
Mattel, Inc.

Dr. Harold Brown (4) (5)                         Astrid Autolitano
Senior Managing Director, E.M. Warburg,          President, Mattel International
Pincus & Co., Inc.

James A. Eskridge (5)                            Byron Davis
Retired Group President, Mattel, Inc.            President, Fisher-Price, Inc.

Tully M. Friedman (1) (3)                        Joseph C. Gandolfo (5)
Founding Partner, Hellman & Friedman             President, Mattel Worldwide
                                                 Manufacturing Operations

Ronald M. Loeb (3)                               Ned Mansour
Partner, Irell & Manella                         President, Corporate Operations

Edward H. Malone (1) (2) (4)                     Francesca Luzuriaga
Retired Vice President, General Electric Co.     Executive Vice President and
                                                 Chief Financial Officer

Ned Mansour                                      Glenn Bozarth
President, Corporate Operations,                 Senior Vice President,
Mattel, Inc.                                     Corporate Communications

Edward N. Ney (4) (5)                            Kevin M. Farr
Chairman of the Board of Advisors,               Senior Vice President and
Burson-Marsteller                                Controller

William D. Rollnick (1) (2) (3)                  Douglas Glen
Retired Chairman, Genstar Rental                 Senior Vice President and
Electronics, Inc.                                Chief Strategy Officer

Christopher A. Sinclair                          E. Joseph McKay
Chairman and Chief Executive Officer,            Senior Vice President,
Quality Food Centers                             Human Resources

Bruce L. Stein                                   John T. Phippen
President, Mattel Worldwide,                     Senior Vice President and
Mattel, Inc.                                     Chief Information Officer

John L. Vogelstein (1) (2) (3)                   Barnett Rosenberg
Vice Chairman of the Board, President,           Senior Vice President, General
and Director, E.M. Warburg, Pincus               Counsel and Secretary
& Co., Inc.

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


                                 sixty two


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
Telephone: 617-575-3170 or toll free 888-909-9922


Common Shareholders
-------------------
As of March 1, 1997, there were approximately 42,000 holders of record of Mattel, Inc. common stock


Annual Meeting
--------------
The Annual Meeting of Shareholders will be held May 7,
1997, at 10:00 a.m. in the Manhattan Ballroom of the Radisson Plaza Hotel, Manhattan Beach, California


Form 10-K
---------
Mattel's Annual Report to the Securities and Exchange
Commission on Form 10-K for the year ended December 31,
1996, is available upon request by writing to the
Secretary of the Company, 333 Continental Boulevard,
El Segundo, California  90245


Trademark Legends
-----------------
Barbie, Fisher-Price, Hot Wheels, and See 'N Say are trademarks of Mattel, Inc.

Disney characters: [copyright] Disney. Pooh character is based on the "Winnie the Pooh" works. Copyright A.A. Milne and E.H. Shepard. Cabbage Patch Kids and Snacktime Kid: [trademark] and [copyright] Original Appalachian Artworks, Inc., used under license. Sesame Street characters: [trademark] and [copyright] Childrens Television Workshop. Nickelodeon and related trademarks [trademark] and [copyright] Viacom International Inc. Polly Pocket and characters [trademark] and [copyright] Bluebird Toys (UK) Ltd., England. Matchbox, Magna Doodle and View-Master are trademarks of Tyco Toys, Inc. CAT and Caterpillar are trademarks of Caterpillar, Inc. [copyright] 1997 Caterpillar, Inc. Pontiac and Grand Prix are trademarks of General Motors Corporation and used under license to Mattel, Inc.




[copyright] 1997 Mattel, Inc.
All Rights Reserved
Printed in U.S.A.

Printed on recycled paper.