Form 10-K, Exhibit 13
period 1997-12-31
MATTEL INC /DE/
filed 1998-03-18
CIK 63276

                                                           EXHIBIT 13.0

                           Financial Information
                           ---------------------
                       Mattel, Inc. and Subsidiaries


Five-Year Financial Summary                                          30

Management's Discussion and Analysis of Financial Condition
and Results of Operations                                            31

Consolidated Financial Statements                                    36

Notes to Consolidated Financial Statements                           41

Management Report on Responsibility for Financial Reporting          54

Report of Independent Accountants                                    55

                                        FIVE-YEAR FINANCIAL SUMMARY
                                        ---------------------------
                                       Mattel, Inc. and Subsidiaries

                                                                        For the Year Ended December 31 (a)
                                                            -----------------------------------------------------------
(In thousands, except per share and percentage information)    1997        1996        1995        1994        1993 (b)
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                   $4,834,616  $4,535,332  $4,369,816  $3,971,226  $3,445,934
Gross profit                                                 2,400,000   2,219,758   2,067,740   1,881,060   1,592,471
  % of net sales                                                   50%         49%         47%         47%         46%
Operating profit (c)                                           790,212     636,982     616,551     525,928     383,792
  % of net sales                                                   16%         14%         14%         13%         11%
Restructuring and integration charges (d)                      275,000           -       8,900      76,700     143,214
Income before income taxes, extraordinary items
  and cumulative effect of changes in
  accounting principles                                        425,082     536,756     504,668     362,157     153,306
Provision for income taxes                                     135,288     164,532     166,779     137,487      87,335
Income before extraordinary items and
  cumulative effect of changes in
  accounting principles                                        289,794     372,224     337,889     224,670      65,971
Extraordinary item - loss on early retirement of debt           (4,610)          -           -           -     (14,681)
Cumulative effect of changes in accounting principles                -           -           -           -      (4,022)
Net income                                                     285,184     372,224     337,889     224,670      47,268

Income Per Common Share (e):
Income before extraordinary items and cumulative effect
  of changes in accounting principles
  Basic                                                           0.96        1.26        1.13        0.74        0.22
  Diluted                                                         0.94        1.23        1.11        0.73        0.22
Net income
  Basic                                                           0.95        1.26        1.13        0.74        0.15
  Diluted                                                         0.93        1.23        1.11        0.73        0.15
DIVIDENDS DECLARED PER COMMON SHARE (e)                           0.27        0.24        0.19        0.15        0.12
----------------------------------------------------------------------------------------------------------------------
                                                                                As of Year End (a)
                                                            -----------------------------------------------------------
(In thousands)                                                 1997        1996        1995        1994        1993 (b)
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Cash and marketable securities                              $  694,947  $  550,271  $  511,061  $  290,157  $  555,617
Accounts receivable, net                                     1,091,416     948,940     886,344     990,346     829,098
Inventories                                                    428,844     444,178     407,551     405,427     313,895
Total assets                                                 3,803,791   3,581,142   3,341,370   3,150,438   2,744,799
Short-term borrowings                                           17,468      28,924      76,443      57,531      68,963
Long-term liabilities                                          808,297     633,342     721,739     606,430     580,154
Shareholders' equity                                         1,822,070   1,805,923   1,551,680   1,385,777   1.095,258
----------------------------------------------------------------------------------------------------------------------

(a) Consolidated financial information for all periods presented has been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests.
(b) Consolidated financial information for 1993 has been restated retroactively for the effects of the November
    1993 merger with Fisher-Price, accounted for as a pooling of interests.
(c) Represents income from operations before restructuring and integration charges, interest expense and provision for income taxes.
(d) In 1997, amount represents a nonrecurring charge for transaction, integration and restructuring costs related to the merger with Tyco.  In 1995, the nonrecurring charge represents a restructuring program to reduce operating expenses at certain of Tyco's business units.  In 1994, amount represents a nonrecurring charge principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.  In 1993, the nonrecurring charge represents transaction, integration and restructuring costs related to the merger  with Fisher-Price.
(e) Per share data reflect the retroactive effect of stock splits distributed to shareholders in March 1996, and
    January 1995 and 1994, and the mergers with Tyco and Fisher-Price in 1997 and 1993, respectively.

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


THE FOLLOWING CAUTIONARY STATEMENT IS INCLUDED IN THIS ANNUAL REPORT PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

     FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, WHICH INCLUDE, BUT ARE NOT LIMITED TO, THE RESTRUCTURING CHARGE, COST SAVINGS, AND PROFITABILITY, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH STATEMENTS. THESE INCLUDE WITHOUT LIMITATION: THE COMPANY'S DEPENDENCE ON THE TIMELY DEVELOPMENT, INTRODUCTION AND CUSTOMER ACCEPTANCE OF NEW PRODUCTS; POSSIBLE WEAKNESSES OF INTERNATIONAL MARKETS; THE IMPACT OF COMPETITION ON REVENUES AND MARGINS; THE EFFECT OF CURRENCY FLUCTUATIONS ON REPORTABLE INCOME; AND OTHER RISKS AND UNCERTAINTIES AS MAY BE DETAILED FROM TIME TO TIME IN THE COMPANY'S PUBLIC ANNOUNCEMENTS AND SEC FILINGS. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE," "PLANS," "INTENDS," OR OTHER SIMILAR TERMINOLOGY.

This analysis should be read in conjunction with the consolidated financial statements which begin on page 36.

     The Company plans to continue to focus on core brands that have fundamental play patterns and worldwide appeal, are sustainable, and have delivered consistent profitability and stable growth. The Company's core brands can be grouped in the following five categories: Fashion Dolls (BARBIE dolls and accessories); Infant and Preschool (FISHER-PRICE, Disney Preschool and Plush, POWER WHEELS, SESAME STREET, SEE `N SAY, MAGNA DOODLE and VIEW-MASTER); Entertainment (Disney, Nickelodeon, games and puzzles); Wheels (HOT WHEELS, MATCHBOX, Tyco Electric Racing and Tyco Radio Control vehicles); and Large and Small Dolls (CABBAGE PATCH KIDS, POLLY POCKET and Tyco large dolls).

RESULTS OF OPERATIONS
---------------------
The following is a percentage analysis of operating results for the past three years:

                                                For the Year
                                     ----------------------------------
                                        1997        1996        1995
----------------------------------   ----------  ----------  ----------
Net sales                                  100%        100%        100%
                                     ==========  ==========  ==========
Gross profit                                50%         49%         47%
Advertising and promotion expenses          16          17          17
Other selling and administrative
  expenses                                  16          17          16
Restructuring and integration
  charges                                    6           -           -
Other expense, net                           1           1           -
                                     ----------  ----------  ----------
Operating profit                            11          14          14
Interest expense                             2           2           2
                                     ----------  ----------  ----------
Income before income taxes and
 extraordinary item                          9%         12%         12%
                                     ==========  ==========  ==========

1997 Compared to 1996
---------------------
Mattel's financial performance reflects the Company's growth in 1997, demonstrating continued strength in its core brands, as well as cost savings realized from the Tyco integration and Mattel restructuring. The Company's long-term business strategies, which focus on the growth of core brands, have resulted in another record year for sales and earnings. Net income was $499.5 million or $1.68 per basic share ($1.65 per diluted share), before a $4.6 million after-tax ($0.01 per basic and diluted share) impact from an extraordinary loss due to the early retirement of debt, and a $210 million after-tax ($0.72 per basic share and $0.71 per diluted share) charge related to the Tyco integration and Mattel restructuring. Gross profit as a percentage of net sales increased one percentage point to 50% as compared to the prior year.

     The strength of the Company's core brands resulted in an increase in net sales of $299.3 million or 7% over 1996, including a net $138.5 million unfavorable effect from the generally stronger US dollar relative to last year. Sales of BARBIE and BARBIE-related products, including the multi-media products, increased 9% primarily due to the strength in dolls and fashions, especially in the United States. Sales of the Company's Infant and Preschool brands increased 15%, led by the strength in SESAME STREET and Disney's WINNIE THE POOH, partially offset by a 15% decline in FISHER-PRICE products. The Wheels category increased 21%, led by a 67% increase in HOT WHEELS.

   Sales to customers within the United States grew 14% and accounted for 66% of consolidated gross sales in 1997 compared to 62% in the prior year. Sales to customers outside the United States decreased 5%, including the unfavorable effect of the generally stronger US dollar relative to last year. At comparable foreign exchange rates, sales internationally grew 3%.

     Gross profit as a percentage of net sales increased one percentage point to 50%, principally due to improved product mix. Advertising and promotion expenses decreased one percent as a percentage of net sales primarily due to cost savings realized from the Tyco merger. As a percentage of net sales, other selling and administrative expenses decreased one percentage point to 16%. This decline reflects the impact of the Company's effort to control costs and direct cost savings realized from the Tyco integration and Mattel restructuring.

1996 Compared to 1995
---------------------
Net sales increased $165.5 million or 4% over 1995, reflecting the continuing strong demand for the Company's core products. Sales of BARBIE and BARBIE-related products increased 20% primarily due to the strength in dolls and fashions, especially in the United States. Sales of HOT WHEELS vehicles and playsets increased by 19% and sales of Disney-licensed products increased 8%. These increases were partially offset by a 4% decline in FISHER-PRICE products. This decline primarily reflects both late shipments of new FISHER-PRICE products and a reduction in the number of new basic toy introductions during the year. Sales of Tyco products, including SESAME STREET, MATCHBOX, Tyco Electric Racing and Tyco Radio Control increased 3% from 1995.

   Sales to customers within the United States grew 7% compared to 1995. Sales to customers outside the United States increased 1%, including an unfavorable effect of approximately $30 million due to the generally stronger US dollar relative to 1995. At comparable foreign exchange rates, sales internationally grew 3%.

     Gross profit as a percentage of net sales increased two percentage points to 49%, principally due to lower resin and other commodity prices and improved product mix. Advertising and promotion expenses remained virtually constant as a percentage of net sales; however, spending increased $47.2 million primarily in support of increased sales volume, new product introductions, and further development of international markets.
As a percentage of net sales, other selling and administrative expenses increased one percentage point to 17%. This growth reflects higher design and development expenses related to new products, increased sales and marketing expenditures to support the development of the Company's brands, and higher depreciation expense related to increased investment in fixed assets. Other expense, net, increased $33.4 million principally due to nonrecurring 1995 gains recognized on the sale of the non-toy business and trademark rights related to Corgi, a Mexican insurance claim, and foreign currency transactions.

INCOME TAXES
------------
The effective income tax rates for 1997 and 1996 were approximately 32% and 31%, respectively.

FINANCIAL POSITION
------------------
The Company's financial position remained strong in 1997 primarily due to its profitable operating results. At December 31, 1997, the Company's cash position was $694.9 million, compared to $550.3 million as of the prior
year.   Accounts receivable increased $142.5 million, reflecting higher sales volume in 1997. Intangibles decreased $68.7 million compared to the prior year, due to the disposal of certain intangibles resulting from the sale of the Company's sports product lines and amortization.

     Accrued liabilities increased $118.8 million compared to last year, mainly due to the accrual for the Tyco integration and Mattel restructuring charge. Current portion of long-term liabilities decreased $92.9 million primarily due to the repayment of the $100.0 million 6-7/8% Senior Notes which matured on August 1, 1997.

     The Company's capitalization is as follows:

                                              As of Year End
                                ----------------------------------------
(In millions)                          1997                  1996
------------------------------  -------------------  -------------------
Medium-Term Notes               $   520.5       20%  $  220.0         9%
6-3/4% Senior Notes                 100.0        4      100.0         4
10-1/8% Notes                           -        -      126.5         5
Convertible Subordinated Notes          -        -       16.0         1
Other long-term debt
  obligations                        55.0        2       57.4         2
                                ---------  --------  --------  ---------
Total long-term debt                675.5       26      519.9        21
Other long-term liabilities         132.8        5      113.5         5
Shareholders' equity              1,822.1       69    1,805.9        74
                                ---------  --------  --------  ---------
                                 $2,630.4      100%  $2,439.3       100%
                                =========  ========  ========  =========

     Total long-term debt increased $155.6 million mainly due to the issuance of $310.0 million of Medium-Term Notes, partially offset by the redemption of the 10-1/8% Notes, and conversion of the Convertible Subordinated Notes into 892.7 thousand shares of Mattel common stock. Future long-term capital needs are expected to be satisfied through the retention of corporate earnings and the issuance of long-term debt instruments. In February 1996, the Company filed a universal shelf registration statement allowing the issuance of up to $350.0 million of debt and equity securities, which could include Medium-Term Notes. This registration statement was amended in May 1997 to allow the issuance of an
additional $39.5 million of debt and equity securities.   In October 1997,
the Company filed a universal shelf registration statement allowing the issuance of up to $350.0 million of debt and equity securities, which could include Medium-Term Notes. As of December 31, 1997, $356.7 million of debt and equity securities was available to be issued. Shareholders' equity increased $16.1 million over 1996, reflecting profitable operating results for the current year, activity related to employee stock compensation plans, and the sale of 3.0 million shares of treasury stock in a registered public offering. These increases were partially offset by treasury stock purchases, dividend declarations on common and preferred stock, and unfavorable currency translation adjustments. On December 2, 1997, all outstanding shares of Series B Preferred Stock were converted by the holders into 2.8 million shares of Mattel common stock.

LIQUIDITY
---------
The primary sources of liquidity for the Company over the last three years have been cash on hand at the beginning of the year, cash flows generated from operations, long-term debt issuances and short-term seasonal borrowings. Operating activities generated cash flows of $481.9 million during 1997, compared to $524.8 million and $446.6 million in 1996 and 1995, respectively.

     Principal investing activities during the last three years included additions of tooling, property and equipment, and construction of new manufacturing and office facilities.

     Financing activities provided intermediate- and long-term funds through the issuance of Medium-Term Notes in 1997 and 1995, which were utilized by the Company to retire higher-cost debt and for general corporate purposes. In 1997, the Company redeemed the 10-1/8% Notes and repaid the 6-7/8% Senior Notes upon maturity. In 1996, Tyco issued 772.8 thousand shares of Series C Preferred Stock for net proceeds of $92.7 million. In 1995, all shares of Series F Preference Stock and common stock were repurchased from the IGI Employee Stock Ownership Plan ("ESOP"). Cash outlays for treasury stock were made over the three-year period and provide shares for issuance under the Company's employee stock option plans and the exercise of outstanding warrants. The Company has consistently increased cash payments for common dividends over the three-year period.

SHORT-TERM FINANCING
--------------------
The Company's seasonal working capital requirements for the coming year are expected to be financed through existing and internally generated cash, issuance of commercial paper, sale of certain trade receivables and use of the Company's various short-term bank lines of credit. Under the Company's domestic credit line, unsecured facilities provide a total of $1.0 billion in seasonal financing from a commercial bank group. The facilities provide for up to $700.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $300.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the domestic credit line, the Company is to comply with certain financial covenants for consolidated debt-to-capital and interest coverage.

     In addition, the Company expects to have available approximately $275 million of individual short-term international credit lines with a number of banks, which customarily are extended as needed to finance seasonal working capital requirements of certain international affiliates.

MERGER
------
Pursuant to an Agreement and Plan of Merger dated November 17, 1996, as amended by an Amendment to Agreement and Plan of Merger dated November 22, 1996, a merger was consummated between the Company and Tyco on March 27, 1997. The stock-for-stock transaction was approved by the shareholders of Tyco, after which Tyco was merged with and into Mattel, with Mattel continuing as the surviving corporation in the merger. As a result of the merger, the separate existence of Tyco ceased. Under the merger agreement, each outstanding share of Tyco common stock was converted into the right to receive 0.48876 Mattel common shares and resulted in the issuance of approximately 17 million shares. Tyco restricted stock units and stock options outstanding as of the merger date were exchanged for approximately
0.6 million Mattel common shares. In addition, each share of Tyco Series B and Series C Preferred Stock was converted into like Mattel preferred stock. This transaction has been accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies' combined financial position and operating results.

RESTRUCTURING CHARGES
---------------------
In connection with the Tyco merger, the Company commenced an integration and restructuring plan and recorded a $275 million pre-tax charge against operations in March 1997. The plan consisted of consolidating certain manufacturing and distribution operations, eliminating duplicative marketing and administrative offices, terminating various distributor and licensing arrangements and abandoning certain product lines. Included in the charge was approximately $86 million for estimated severance costs related to the elimination of 2,700 positions principally associated with facilities to be closed. The remainder of the charge consisted of transaction costs related to the merger, asset write-downs and contract termination expenses. Of the total pre-tax charge, approximately $90 million represents non-cash asset write-downs. Through December 31, 1997, the total integration and restructuring expenditures and write-offs were approximately $166 million, $46 million of which related to severance payments. The remaining accrual of $109 million is considered sufficient to cover future costs of the plan which is expected to be substantially completed in 1998.

     Pre-tax cost-savings resulting from the restructuring for the twelve months ended December 31, 1997 were approximately $60 million. Management continues to believe that the integration and restructuring charge will provide pre-tax cost savings of approximately $160 million or more annually beginning in 1998. These cost savings will result primarily from reduced overhead, elimination of duplicate marketing and administrative offices and distribution facilities, and more efficient manufacturing and logistics operations. Available cash reserves and cash flows generated from normal business operations will fund the costs of restructuring, with no adverse impact expected on the Company's future liquidity, revenues or financial position. The statements set forth herein are forward-looking, and actual results may differ materially (see the Cautionary Statement above).

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

     As of December 31, 1997, the Company had outstanding commitments for 1998 purchases of inventory of approximately $90 million. Licensing and similar agreements with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $360 million. In addition, under a certain licensing agreement, the Company may have additional commitments as high as $37.8 million in 1999 payable over three years.

FOREIGN CURRENCY RISK
---------------------
The Company enters into foreign currency forward exchange and option contracts primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies, to limit the effect of exchange rate fluctuations on the results of operations and cash flows.

     Market risk exposures exist with respect to the settlement of foreign currency transactions during the year because currency fluctuations cannot be predicted with certainty. The Company's primary market risk exposures are in Europe and Asia. The Company seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure. In addition, the Company manages its exposure through the selection of currencies used for international borrowings and intercompany invoicing. The Company does not trade in financial instruments for speculative purposes.

     The following tables provide information about the Company's derivative financial instruments as of December 31, 1997, that are intended to hedge firm foreign currency commitments. These contracts generally have maturity dates of up to 18 months on the date of execution and mature within 13 months of December 31, 1997.

Foreign Currency Forward Exchange Contracts
-------------------------------------------

                                        Buy                                 Sell
                         ---------------------------------   ---------------------------------
                                      Weighted                            Weighted
                         Notional     Average                Notional     Average
(In thousands of US      Contract     Contract   Fair        Contract     Contract   Fair
   dollars)              Amount (a)   Rate       Value (b)   Amount (a)   Rate       Value (b)
----------------------------------------------------------------------------------------------
German marks               $ 19,179       1.78    $ 18,972     $ 65,119       1.77    $ 64,941
Italian lira                 38,277   1,800.00      39,203       53,161   1,749.00      52,585
Malaysian ringgits           53,304       3.08      41,551            -          -           -
Hong Kong dollars           148,084       8.04     149,108        2,527       7.76       2,532
French francs                     -          -           -       38,166       5.86      37,639
British pounds sterling      32,548       0.61      32,751       72,580       0.63      73,570
Canadian dollars             22,608       1.42      22,474            -          -           -
Spanish pesetas                   -          -           -       13,858     148.99      13,668
Dutch guilders               12,778       2.00      12,666       36,285       1.96      35,719
Japanese yen                      -          -           -        7,956     125.73       7,659
Australian dollars            6,398       1.54       6,391            -          -           -
Belgian francs                    -          -           -       55,126      36.48      54,515
Swiss francs                 13,677       1.44      13,454            -          -           -
Indonesian rupiah            15,230   3,930.78       9,891            -          -           -
Singapore dollar                  -          -           -        4,107       1.72       4,203
Mexican peso                      -          -           -        4,200       8.05       4,138
                         ----------              ---------   ----------              ---------
                           $362,083               $346,461     $353,085               $351,169
                         ==========              =========   ==========              =========

(a) All contracts are against the US dollar and are maintained by reporting units with a US dollar functional currency, with the exception of the Indonesian rupiah contracts that are maintained by an entity with a rupiah functional currency.
(b) For the purchase of foreign currencies, fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1997. For the sale of foreign currencies, fair value reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1997. The differences between the fair value and the notional contract amounts are expected to be fully offset by foreign currency exchange gains and losses on the underlying hedged transactions.


Foreign Currency Option Contracts
---------------------------------

                                              Sell
                         ----------------------------------------------
                                      Weighted
                         Notional     Average
(In thousands of US      Contract     Contract   Value of    Fair
   dollars)              Amount       Rate       Option      Value (a)
----------------------------------------------------------------------
German marks              $ 8,858         1.71     $  454      $ 8,404
French francs              14,590         5.68        801       13,789
Spanish pesetas             5,505       144.00        287        5,218
Dutch guilders             13,682         1.91        769       12,913
Belgian francs              4,912        35.00        281        4,631
Mexican peso               46,000         8.35        455       45,545
                         --------                --------    ---------
                          $93,547                  $3,047      $90,500
                         ========                ========    =========

(a) Fair value reflects the notional amount of US dollars the Company would receive from the current contracts, less the December 31, 1997 option value. The option value is determined based on dealer quotes for contracts involving the same currencies and maturity dates.


CERTAIN CONSIDERATIONS
----------------------
The Company's business is dependent in great part on its ability each year to redesign, restyle and extend existing core products and product lines and to design and develop innovative new toys and product lines. New products have limited lives, ranging from one to three years, and generally must be updated and refreshed each year.

     During 1997, the US dollar strengthened significantly against many major foreign currencies. Although the Company hedges a portion of its anticipated currency exposures, the unhedged portion can be impacted by exchange rate movements. Additionally, Mattel's results of operations can be impacted by translation effects on foreign revenues and earnings.

     The Company owns and operates manufacturing facilities and utilizes third-party manufacturers throughout Asia, primarily in China, Indonesia and Malaysia. There is a risk of political instability and civil unrest in these countries, which could temporarily or permanently damage the Company's manufacturing operations located there. Any significant disruption of the Company's manufacturing operations or its suppliers would negatively impact the Company's business, financial condition and results of operations.

     The Company has reviewed its computer systems and developed a plan to achieve proper processing of transactions in the year 2000 and beyond. Management believes that all of Mattel's computer systems will be year 2000 compliant by the end of first quarter 1999. Costs incurred to date to implement the plan have not been material and are not expected to be material to operating results in the future. However, there can be no assurance that the systems of other companies on which Mattel's systems rely will also be timely converted or that any such failure to convert by another company would not have an adverse effect on Mattel's systems. Any significant disruption of the Company's ability to communicate electronically with its business partners could negatively impact the Company's business, financial condition and results of operations. The statements set forth herein and in the preceding paragraphs are forward-looking, and actual results may differ materially (see the Cautionary Statement above).

                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------
                    Mattel, Inc. and Subsidiaries

                                                  December 31,   December 31,
(In thousands)                                        1997           1996
-----------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                              $  694,947     $  550,271
  Accounts receivable, less allowances of
    $30.7 million at December 31, 1997 and
    $21.0 million at December 31, 1996               1,091,416        948,940
  Inventories                                          428,844        444,178
  Prepaid expenses and other current assets            246,529        195,673
                                                    ----------     ----------
    Total current assets                             2,461,736      2,139,062
                                                    ----------     ----------
Property, Plant and Equipment
  Land                                                  29,556         30,864
  Buildings                                            198,396        216,523
  Machinery and equipment                              453,978        438,969
  Capitalized leases                                    24,625         26,512
  Leasehold improvements                                68,179         69,732
                                                    ----------     ----------
                                                       774,734        782,600
  Less: accumulated depreciation                       336,946        323,096
                                                    ----------     ----------
                                                       437,788        459,504
  Tools, dies and molds, net                           163,809        156,777
                                                    ----------     ----------
  Property, plant and equipment, net                   601,597        616,281
                                                    ----------     ----------
Other Noncurrent Assets
  Intangible assets, net                               542,759        611,410
  Sundry assets                                        197,699        214,389
                                                    ----------     ----------
                                                    $3,803,791     $3,581,142
                                                    ==========     ==========

The accompanying notes are an integral part of these statements.

Consolidated results for December 31, 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco Toys, Inc. ("Tyco"), accounted for as a pooling of interests. See Note 7.


                                                  December 31,   December 31,
(In thousands, except share data)                     1997           1996
-----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                             $   17,468     $   28,924
  Current portion of long-term liabilities              13,659        106,596
  Accounts payable                                     310,117        312,378
  Accrued liabilities                                  629,445        510,691
  Income taxes payable                                 202,735        183,288
                                                    ----------     ----------
    Total current liabilities                        1,173,424      1,141,877
                                                    ----------     ----------
Long-Term Liabilities
  6-3/4% Senior Notes                                  100,000        100,000
  10-1/8% Senior Subordinated Notes                          -        126,500
  Medium-Term Notes                                    520,500        220,000
  Mortgage notes                                        43,573         47,600
  Other                                                144,224        139,242
                                                    ----------     ----------
    Total long-term liabilities                        808,297        633,342
                                                    ----------     ----------
Shareholders' Equity
  Preferred stock, Series B $1.00 par value,
    $1,050.00 liquidation preference per share,
    53.6 thousand shares authorized, issued and
    outstanding in 1996                                      -             54
  Preferred stock, Series C $1.00 par value,
    $125.00 liquidation preference per share,
    772.8 thousand shares authorized; 771.9
    thousand and 772.8 thousand shares issued
    and outstanding in 1997 and 1996,
    respectively                                           772            773
  Common stock $1.00 par value, 600.0 million
    shares authorized; 300.4 million and
    296.1 million shares issued in 1997 and
    1996, respectively                                 300,381        296,091
  Additional paid-in capital                           509,172        518,296
  Treasury stock at cost; 8.8 million and
    8.1 million shares in 1997 and 1996,              (285,420)      (215,999)
    respectively
  Retained earnings                                  1,490,804      1,293,653
  Currency translation and other adjustments          (193,639)       (86,945)
                                                    ----------     ----------
    Total shareholders' equity                       1,822,070      1,805,923
                                                    ----------     ----------
                                                    $3,803,791     $3,581,142
                                                    ==========     ==========

Commitments and Contingencies (See accompanying notes.)


                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                          Mattel, Inc. and Subsidiaries

                                                          For the Year
                                               ----------------------------------
(In thousands, except per share amounts)          1997        1996        1995
---------------------------------------------------------------------------------
NET SALES                                      $4,834,616  $4,535,332  $4,369,816
Cost of sales                                   2,434,616   2,315,574   2,302,076
                                               ----------  ----------  ----------
GROSS PROFIT                                    2,400,000   2,219,758   2,067,740

Advertising and promotion expenses                779,139     778,919     731,746
Other selling and administrative expenses         796,952     772,335     721,362
Restructuring and integration charges             275,000           -       8,900
Interest expense                                   90,130     100,226     102,983
Other expense (income), net                        33,697      31,522      (1,919)
                                               ----------  ----------  ----------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM                              425,082     536,756     504,668
Provision for income taxes                        135,288     164,532     166,779
                                               ----------  ----------  ----------
INCOME BEFORE EXTRAORDINARY ITEM                  289,794     372,224     337,889
Extraordinary item - loss on early
  retirement of debt                               (4,610)          -           -
                                               ----------  ----------  ----------
NET INCOME                                        285,184     372,224     337,889
Preferred and preference stock
  dividend requirements                            10,505       7,391       6,542
                                               ----------  ----------  ----------
NET INCOME APPLICABLE TO COMMON SHARES         $  274,679  $  364,833  $  331,347
                                               ==========  ==========  ==========

BASIC INCOME PER COMMON SHARE
Income before extraordinary item               $     0.96  $     1.26  $     1.13
Extraordinary item - loss on early
  retirement of debt                                (0.01)          -           -
                                               ----------  ----------  ----------
Net income                                     $     0.95  $     1.26  $     1.13
                                               ==========  ==========  ==========
Average number of common shares                   295,450     290,393     293,312
                                               ==========  ==========  ==========

DILUTED INCOME PER COMMON SHARE
Income before extraordinary item               $     0.94  $     1.23  $     1.11
Extraordinary item - loss on early
  retirement of debt                                (0.01)          -           -
                                               ----------  ----------  ----------
Net income                                     $     0.93  $     1.23  $     1.11
                                               ==========  ==========  ==========
Average number of common and common
  equivalent shares                               295,653     303,057     298,763
                                               ==========  ==========  ==========
DIVIDENDS DECLARED PER COMMON SHARE            $     0.27  $     0.24  $     0.19
                                               ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

Consolidated results for all periods have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests. See Note 7.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                          Mattel, Inc. and Subsidiaries

                                                                For the Year
                                                     ---------------------------------
(In thousands)                                          1997        1996        1995
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $ 285,184    $ 372,224   $ 337,889
    Adjustments to reconcile net income to
    net cash flows from operating activities:
      Noncash restructuring and integration charges     90,382            -           -
      Loss on early retirement of debt, net of tax       4,610            -           -
      Gain on sale of business                               -            -      (9,142)
      Depreciation                                     154,994      144,672     133,029
      Amortization                                      34,917       36,671      36,976
      Increase (decrease) from changes in assets
      and liabilities:
        Accounts receivable                           (201,909)     (71,348)     94,540
        Inventories                                    (33,012)     (38,304)     (5,204)
        Prepaid expenses and other current assets      (75,810)      15,310      10,090
        Accounts payable, accrued liabilities and
        income taxes payable                           161,640       58,072    (144,995)
        Deferred compensation and other retirement
        plans                                              369        9,110      12,437
        Deferred income taxes                           64,015       (2,147)    (17,235)
        Other, net                                      (3,526)         551      (1,786)
                                                     ---------    ---------   ---------
  Net cash flows from operating activities             481,854      524,811     446,599
                                                     ---------    ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of tools, dies and molds                   (96,006)    (108,641)   (103,257)
  Purchases of other property, plant and equipment    (125,567)    (122,498)   (119,587)
  Purchase of other long-term investments               (7,816)     (25,114)          -
  Proceeds from sale of business and other
    property, plant and equipment                       31,484        6,250      33,037
  Net proceeds from sales of marketable securities           -       17,315       3,083
  Contingent consideration                              (8,625)      (8,625)     (8,625)
  Other, net                                               566          317        (826)
                                                     ---------    ---------   ---------
  Net cash flows used for investing activities        (205,964)    (240,996)   (196,175)
                                                     ---------    ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings, net                            (6,957)     (45,652)      2,558
  Issuance of Medium-Term Notes                        310,000            -     139,500
  Payment of 10-1/8% Senior Subordinated Notes        (131,300)           -           -
  Payment of 6-7/8% Senior Notes                      (100,000)           -           -
  Payment of Medium-Term Notes                               -      (30,000)          -
  Long-term foreign borrowings                          (3,523)      (3,717)     (2,572)
  Tax benefit of employee stock options exercised       17,900       26,300       8,500
  Exercise of stock options and warrants                41,777       73,314      24,601
  Sale of treasury stock                                71,248            -           -
  Purchase of treasury stock                          (227,932)    (269,771)    (64,284)
  Repurchase of Series F Preference Stock                    -            -     (73,866)
  Proceeds from issuance of preferred stock                  -       92,702           -
  Dividends paid on common, preferred and
    preference stock                                   (84,537)     (66,473)    (50,963)
  Payment of debt issuance costs                        (2,145)        (832)     (6,582)
  Other, net                                              (759)      (2,295)     (1,041)
                                                     ---------    ---------   ---------
  Net cash flows used for financing activities        (116,228)    (226,424)    (24,149)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                (14,986)        (806)     (2,165)
                                                     ---------    ---------   ---------
INCREASE IN CASH                                       144,676       56,585     224,110
CASH AT BEGINNING OF YEAR                              550,271      493,686     269,576
                                                     ---------    ---------   ---------
CASH AT END OF YEAR                                  $ 694,947    $ 550,271   $ 493,686
                                                     =========    =========   =========

The accompanying notes are an integral part of these statements.

Consolidated results for all periods have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests. See Note 7.


                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           -----------------------------------------------
                                    Mattel, Inc. and Subsidiaries


                                                                                         Additional
                                               Preferred      Preference     Common       Paid-In
(In thousands)                                   Stock          Stock         Stock       Capital
---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                            $49            $ 9    $240,233      $559,867
Net income
Five-for-four stock split                                                     55,794       (55,794)
Purchase of treasury stock
Repurchase of Series F Preference Stock                               (9)                  (73,857)
Restricted stock activity                                                         20         8,237
Exercise of stock options                                                         33         8,715
Issuance of treasury stock                                                                 (18,169)
Dividends declared on common stock
Dividends declared on preferred and
  preference stock                                      3                                    3,151
Currency translation and other adjustments
                                                ---------      ---------    --------      --------
BALANCE, DECEMBER 31, 1995                             52              -     296,080       432,150
Net income
Purchase of treasury stock
Restricted stock activity                                                                    2,770
Exercise of stock options                                                         11        26,414
Issuance of treasury stock                                                                 (53,554)
Issuance of stock warrant                                                                   26,444
Issuance of preferred stock                           773                                   91,929
Exercise of stock subscription warrants                                                     (9,507)
Dividends declared on common stock
Dividends declared on preferred stock                   2                                    1,650
Currency translation and other adjustments
                                                ---------      ---------    --------      --------
BALANCE, DECEMBER 31, 1996                            827              -     296,091       518,296
Net income
Purchase of treasury stock
Issuance of treasury stock                                                                 (45,486)
Exercise of stock options                                                        636        23,927
Conversion of 7% Notes                                                           893        15,141
Conversion of preferred stock                         (55)                     2,761        (2,706)
Dividends declared on common stock
Dividends declared on preferred stock
Currency translation adjustments
                                                ---------      ---------    --------      --------
BALANCE, DECEMBER 31, 1997                           $772            $ -    $300,381      $509,172
                                                =========      =========    ========      ========

The accompanying notes are an integral part of these statements.

Consolidated results for December 31, 1994, 1995 and 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests.
See Note 7.

                                                                            Currency
                                                                           Translation      Total
                                                 Treasury       Retained    and Other    Shareholders'
(In thousands)                                    Stock         Earnings   Adjustments      Equity
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                      $ (53,812)    $  713,551    $ (74,120)      $1,385,777
Net income                                                       337,889                       337,889
Five-for-four stock split                                                                            -
Purchase of treasury stock                        (64,284)                                     (64,284)
Repurchase of Series F Preference Stock                                                        (73,866)
Restricted stock activity                                                                        8,257
Exercise of stock options                                                                        8,748
Issuance of treasury stock                         42,522                                       24,353
Dividends declared on common stock                               (50,253)                      (50,253)
Dividends declared on preferred and
  preference stock                                                (6,542)                       (3,388)
Currency translation and other adjustments                                    (21,553)         (21,553)
                                                ---------     ----------   ----------       ----------
BALANCE, DECEMBER 31, 1995                        (75,574)       994,645      (95,673)       1,551,680
Net income                                                       372,224                       372,224
Purchase of treasury stock                       (269,771)                                    (269,771)
Restricted stock activity                          (6,627)                                      (3,857)
Exercise of stock options                                                                       26,425
Issuance of treasury stock                        124,315                                       70,761
Issuance of stock warrant                                                                       26,444
Issuance of preferred stock                                                                     92,702
Issuance of stock subscription warrants            11,658                                        2,151
Dividends declared on common stock                               (65,825)                      (65,825)
Dividends declared on preferred stock                             (7,391)                       (5,739)
Currency translation and other adjustments                                      8,728            8,728
                                                ---------     ----------   ----------       ----------
BALANCE, DECEMBER 31, 1996                       (215,999)     1,293,653      (86,945)       1,805,923
Net income                                                       285,184                       285,184
Purchase of treasury stock                       (227,932)                                    (227,932)
Issuance of treasury stock                        158,511                                      113,025
Exercise of stock options                                                                       24,563
Conversion of 7% Notes                                                                          16,034
Conversion of preferred stock                                                                        -
Dividends declared on common stock                               (77,528)                      (77,528)
Dividends declared on preferred stock                            (10,505)                      (10,505)
Currency translation adjustments                                             (106,694)        (106,694)
                                                ---------     ----------   ----------       ----------
BALANCE, DECEMBER 31, 1997                      $(285,420)    $1,490,804    $(193,639)      $1,822,070
                                                =========     ==========   ==========       ==========

The accompanying notes are an integral part of these statements.

Consolidated results for December 31, 1994, 1995 and 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests.
See Note 7.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                       Mattel, Inc. and Subsidiaries


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Preparation
----------------------------------------------------
The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Investments in joint ventures and other companies are accounted for by the equity method or cost basis depending upon the level of the investment and/or the Company's ability to exercise influence over operating and financial policies. Financial data for all periods presented reflect the retroactive effect of the merger, accounted for as a pooling of interests, with Tyco Toys, Inc. ("Tyco") consummated in March 1997 (see Note 7).

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
Assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income, expense and cash flow items are translated at weighted average exchange rates prevailing during the fiscal year. The resulting currency translation adjustments are recorded as a component of shareholders' equity.

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

Property, Plant and Equipment
-----------------------------
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 50 years for buildings, 18 months to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over 18 months to 3 years.

Intangibles and Long-Lived Assets
---------------------------------
Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, and the costs of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 18 months to 40 years. Accumulated amortization was $186.1 million and $165.5 million as of December 31, 1997 and 1996, respectively.

     The Company periodically reviews the carrying value of its fixed and intangible assets to identify and assess any impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets.

Revenue Recognition
-------------------
Net sales are recognized when products are shipped. Accruals for customer discounts and rebates, and defective returns are recorded as the related revenues are recognized.

Advertising Costs
-----------------
Costs incurred in producing media advertising are expensed the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

Stock-Based Compensation
------------------------
The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under the Company's plans as such options are granted at not less than the quoted market price of the Company's common stock on the date of grant.

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

Income and Dividends Per Common Share
-------------------------------------
All share and per share data presented in these financial statements reflect the retroactive effects of the March 1997 Tyco merger and the five-for-four stock split distributed in March 1996.

     In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. Accordingly, all periods have been restated to present basic and diluted income per common share.


     Basic income per common share is computed by dividing earnings available to common shareholders by the average number of common shares outstanding during each period. Earnings available to common shareholders represent reported net income less preferred and preference stock dividend requirements, as applicable.

    Diluted income per common share is computed by dividing diluted earnings available to common shareholders by the weighted average number of common and common equivalent shares outstanding during each period. Weighted average share computations assume the exercise of dilutive stock options and warrants, net of assumed treasury share repurchases at average market prices, and conversion of dilutive preferred and preference stock and convertible debt. Diluted earnings available to common shareholders represent earnings available to common shareholders plus preferred and preference stock dividend requirements and interest savings resulting from the assumed conversions of dilutive securities.

     A reconciliation of earnings available to common shareholders and diluted earnings available to common shareholders and the related weighted average shares for the years ended December 31 follows (in thousands):

                                    1997                  1996                  1995
                             ---------------------------------------------------------------
                             Earnings    Shares    Earnings    Shares    Earnings    Shares
--------------------------------------------------------------------------------------------
Income before
  extraordinary item         $289,794              $372,224              $337,889
Extraordinary item -
  loss on early
  retirement of debt           (4,610)
                             --------               -------              --------
Net income                    285,184               372,224               337,889
Less: preferred and
  preference stock
  dividend requirements       (10,505)              (7,391)                (6,542)
                             --------              -------               --------
Earnings available to
  common shareholders        $274,679    290,450   $364,833    290,393   $331,347    293,312
Dilutive securities
  Dilutive stock options                   3,975                 4,087                 3,779
  Stock subscription
    warrants                                 639                   927                   928
  7% Notes                        479        589        728        783        692        744
  Preferred and preference
    stock dividend
    requirements                                      7,391      6,867
                             --------    -------   --------    -------   --------    -------
Diluted earnings available
  to common shareholders     $275,158    295,653   $372,952    303,057   $332,039    298,763
                             ========    =======   ========    =======   ========    =======

     Preferred and preference stock, as applicable, were excluded from the calculation of diluted earnings per share in 1997 and 1995 because they were anti-dilutive. A warrant issued in 1996 to purchase 3.0 million shares of the Company's common stock was excluded from the calculation of diluted earnings per share because it was anti-dilutive in 1996 and 1997.

Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange and option contracts primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on its results of operations and cash flows. The Company does not enter into contracts for speculative purposes. Gains and losses related to firm commitments, which qualify for hedge accounting, are deferred and are recognized in the results of operations, balance sheet, and statement of cash flows as part of the underlying transaction. Contracts that do not qualify for hedge accounting are marked to market with gains and losses recognized in the results of operations currently. If a derivative previously designated as a hedge of a foreign currency commitment is terminated prior to the transaction date of the related commitment, the resultant gain or loss is recognized at the time of maturity of the original contract as a component of other expense, net.


NOTE 2 - INCOME TAXES
---------------------

Consolidated pre-tax income consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1997        1996        1995
                                       ----------  ----------  ----------
US operations                            $ 70,225    $206,668    $277,884
Foreign operations                        354,857     330,088     226,784
                                       ----------  ----------  ----------
                                         $425,082    $536,756    $504,668
                                       ==========  ==========  ==========

     The provision for current and deferred income taxes consists of the following (in thousands):

                                                  For the Year
                                       ----------------------------------
                                          1997        1996        1995
                                       ----------  ----------  ----------
Current
  Federal                                $ 55,056    $ 89,781    $ 84,800
  State                                    15,745      13,200      14,900
  Foreign                                  80,395      64,165      52,595
                                        ---------   ---------   ---------
                                          151,196     167,146     152,295
                                        ---------   ---------   ---------
Deferred
  Federal                                 (14,283)        549      16,506
  State                                     3,640       1,000         300
  Foreign                                  (7,962)     (4,163)     (2,322)
                                        ---------   ---------   ---------
                                          (18,605)     (2,614)     14,484
                                        ---------   ---------   ---------
Provision including extraordinary
  item                                    132,591     164,532     166,779
Benefit allocated to extraordinary
  item                                      2,697           -           -
                                        ---------   ---------   ---------
Total provision for income taxes         $135,288    $164,532    $166,779
                                        =========   =========   =========

     Deferred income taxes are provided principally for net operating loss carryforwards, certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets (liabilities) were comprised of the following (in thousands):

                                                     As of Year End
                                               ---------------------------
                                                   1997           1996
                                               ------------   ------------
Operating loss and tax credit carryovers           $102,713       $ 91,899
Sales allowances and inventory reserves              71,990         75,887
Deferred compensation                                27,680         26,360
Excess of tax basis over book basis                  15,545         14,082
Postretirement benefits                              12,645         12,765
Restructuring and integration charges                36,446          2,338
Other                                                20,651         37,773
                                               ------------   ------------
  Gross deferred income tax assets                  287,670        261,104
                                               ------------   ------------
Excess of book basis over tax basis                 (13,453)       (13,038)
Retirement benefits                                 (12,752)       (10,281)
Other                                               (10,816)       (13,215)
                                               ------------   ------------
  Gross deferred income tax liabilities             (37,021)       (36,534)
Deferred income tax asset valuation
  allowances                                        (64,077)       (56,603)
                                               ------------   ------------
Net deferred income tax assets                     $186,572       $167,967
                                               ============   ============

     Management considered all available evidence and determined that a valuation allowance of $64.1 million was required as of December 31, 1997 for certain tax credit and net operating loss carryforwards which would likely expire prior to their utilization. However, management feels it is more likely than not that the Company will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of the remaining net deferred tax assets of $186.6 million.

     Differences between the provision for income taxes at the United States federal statutory income tax rate and the provision in the consolidated statements of income were as follows (in thousands):

                                                     For the Year
                                          ----------------------------------
                                             1997        1996        1995
                                          ----------  ----------  ----------
Provision at federal statutory rates       $ 148,779   $ 187,864   $ 176,634
Increase (decrease) resulting from:
  Losses without income tax benefit            1,468         835      (2,784)
  Foreign earnings taxed at different
    rates, including withholding taxes       (42,503)    (30,517)    (15,732)
  State and local taxes, net of
    federal benefit                           12,287       9,230      10,603
  Non-deductible restructuring costs          20,150           -           -
  Dividends paid to ESOP                           -           -      (1,170)
  Other                                       (4,893)     (2,880)       (772)
                                          ----------  ----------  ----------
Total provision for income taxes           $ 135,288   $ 164,532   $ 166,779
                                          ==========  ==========  ==========

     Appropriate US and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries which the Company intends to permanently invest and upon which no deferred US income taxes have been provided is $992.4 million at December 31, 1997. The additional US income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits. Foreign withholding taxes of $45.4 million would be due upon remittance of these earnings.

     As of December 31, 1997, the Company has US net operating loss and credit carryforwards for federal income tax purposes of $37.4 million and $5.1 million, respectively. These carryforwards were generated by Tyco prior to the March 1997 merger with Mattel and do not include the net operating loss carryforwards attributable to the acquisition of Universal Matchbox Ltd. and subsidiaries ("Matchbox") discussed below.

     The net operating loss carryovers expire during the years 2007 to 2011. $1.4 million of the tax credits have no expiration date, and $3.7 million of the tax credits will expire during 1998 to 2003. Both carryforwards are subject to an annual limitation, but the Company expects to utilize the losses and credits before the expiration of their carryforward periods.

     The Company has a US net operating loss carryforward of approximately $46.2 million which was generated by the Matchbox companies prior to their acquisition by Tyco. These loss carryforwards expire during the years 2000 to 2005 and are subject to an annual limitation, but the Company expects to utilize these losses before the expiration of the carryforward periods. Accordingly, the goodwill reported in the consolidated balance sheets attributable to Tyco's 1991 acquisition of Matchbox has been reduced to reflect the adjustment related to the tax effect of these losses.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $144.6 million ($108.7 million with no expiration date, $34.3 million expiring during 1998 to 2002, and $1.6 million expiring after
2002).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1997, 1996 and 1995, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $17.9 million, $26.3 million and $8.5 million, respectively.

     The Internal Revenue Service has completed its examination of the Company's federal income tax returns through December 31, 1991.


NOTE 3 - EMPLOYEE BENEFITS
--------------------------

The Company and certain of its subsidiaries have various retirement plans covering substantially all employees of these companies. Expense related to these plans totaled $19.0 million, $16.2 million and $16.1 million in 1997, 1996 and 1995, respectively.

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


     The components of net pension income for the Fisher-Price Pension Plan, based upon an October valuation date for the years ended December 31, 1997, 1996 and 1995, are detailed below (in thousands):

                                          For the Period Ended
                                   ----------------------------------
                                      1997        1996        1995
                                   ----------  ----------  ----------
Service cost                         $  2,594    $  2,671    $  2,547
Interest cost                          10,327       8,866       7,924
Actual gain on plan assets            (16,163)    (16,997)    (30,650)
Net amortization and deferral          (2,435)       (206)     16,881
Curtailment gain                         (826)          -           -
                                   ----------  ----------  ----------
Net pension income                   $ (6,503)   $ (5,666)   $ (3,298)
                                   ==========  ==========  ==========

     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets are as follows (in thousands):

                                              As of Year End
                                          -----------------------
                                             1997         1996
                                          ----------   ----------
Vested benefits                            $(133,346)   $(122,113)
Nonvested benefits                            (3,188)      (3,498)
                                          ----------   ----------
Accumulated benefit obligation              (136,534)    (125,611)
Effect of projected future salary
  increases                                   (5,544)      (5,768)
                                          ----------   ----------
Projected benefit obligation                (142,078)    (131,379)
Plan assets at fair value                    202,887      157,507
                                          ----------   ----------
Plan assets in excess of projected
  benefit obligation                          60,809       26,128
Unrecognized net (gain) loss                 (28,271)       2,046
Unrecognized prior service cost                1,474        1,904
Unrecognized net asset at transition          (3,854)      (6,423)
                                          ----------   ----------
Prepaid pension asset                      $  30,158    $  23,655
                                          ==========   ==========


                                              For the Period
                                          ----------------------
                                           1997    1996    1995
                                          ------  ------  ------
Assumptions:
  Weighted average discount rate           7.75%   7.75%   7.25%
  Rate of future compensation increases    4.00%   4.00%   4.00%
  Long-term rate of return on plan
    assets                                11.00%  11.00%  10.00%
----------------------------------------------------------------

Other Retirement Plans
----------------------
Domestic employees are eligible to participate in the Company's 401(k) savings plans, which are defined contribution plans satisfying ERISA requirements. Under these plans, the Company makes contributions to a trust based upon the employee's age and matches a portion of certain amounts of voluntary employee contributions.

     The Company maintains unfunded supplemental executive retirement plans which are nonqualified defined benefit plans covering certain key executives of Mattel, Inc. and its subsidiaries. For 1997, 1996 and 1995, the accumulated and vested benefit obligations and related expense of these plans were not significant.

Deferred Compensation and Excess Benefit Plans
----------------------------------------------
The Company provides a deferred compensation plan which permits certain officers and key employees of Mattel, Inc. to elect to defer portions of their compensation. The deferred compensation plan, together with certain Company and employee contributions made to an excess benefit plan, earn various rates of return. The liability for these plans as of December 31, 1997 and 1996 was $39.2 million and $29.4 million, respectively. The Company's contribution to these plans and the related administrative expense were not significant to the results of operations during any year.

     In August 1996, the Company purchased group trust-owned life insurance contracts designed to assist in funding these programs. The cash surrender value of these policies, valued at $32.9 million and $25.1 million as of December 31, 1997 and 1996, respectively, are held in an irrevocable rabbi trust which is included in sundry assets in the consolidated balance sheets.

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

     Fisher-Price has an unfunded postretirement health insurance plan covering certain eligible domestic employees hired prior to January 1, 1993. Those qualifying employees participate either in the Fisher-Price group health insurance plans or a retiree medical account balance plan.

     Details of the expense for the Fisher-Price plan recognized in the consolidated financial statements for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):

                                                      For the Year
                                           ----------------------------------
                                              1997        1996        1995
                                           ----------  ----------  ----------
Service cost                                   $  284      $  344      $  432
Interest cost                                   2,465       2,496       2,539
                                           ----------  ----------  ----------
Net postretirement benefit cost                $2,749      $2,840      $2,971
                                           ==========  ==========  ==========

     Amounts included in the Company's consolidated balance sheets for this plan are as follows (in thousands):

                                               As of Year End
                                           ----------------------
                                              1997        1996
                                           ----------  ----------
Current retirees                              $23,846     $25,748
Fully eligible active employees                 4,640       1,982
Other active employees                          4,829       5,452
                                           ----------  ----------
  Accumulated postretirement benefit           33,315      33,182
    obligation
Unrecognized net loss                          (1,213)     (1,596)
                                           ----------  ----------
Accrued postretirement benefit liability      $32,102     $31,586
                                           ==========  ==========

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.75% for 1997 and 1996 and 7.25% for 1995. For all participants, the health care cost trend rate for expected claim costs was assumed to be 5.50% in 1997 and remaining constant thereafter. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased the aggregate of service and interest cost for 1997 by approximately $0.3 million and increased the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $3.5 million.

Incentive Awards
----------------
The Company's Long-Term Incentive Plan is a three-year plan available to certain key executives of Mattel, Inc. Interim awards are paid annually based upon the financial performance of the Company over a three-year period. Amounts charged to operating expense in 1997 and 1996 under the current plan were $13.8 million and $3.9 million, respectively. For the year ended December 31, 1995, $13.4 million was charged to operating expense for final awards under the plan previously in effect.

     The Company also has discretionary annual incentive compensation plans for officers and key employees based on the Company's performance and subject to certain approvals of the Compensation/Options Committee of the Board of Directors. For the years ended December 31, 1997, 1996 and 1995, $23.2 million, $12.9 million and $12.8 million, respectively, were charged to operating expense for awards under the Mattel plans and $10.0 million, in 1996, for Tyco.

     Prior to the merger, Tyco had a Long-Term Incentive Plan for certain senior executives. Under this plan, Tyco awarded 160.0 thousand and 759.0 thousand Restricted Stock Units ("RSU") during 1996 and 1995, respectively. The aggregate fair market value of the RSUs was being amortized to compensation expense over the restriction period. At the time of the merger, the RSUs were converted into approximately 244 thousand shares of Mattel common stock which approximated the fair value of the RSUs on the merger consummation date and the remaining unamortized amount of $5.1 million was charged to expense.

NOTE 4 - SEASONAL FINANCING AND LONG-TERM DEBT
----------------------------------------------

Seasonal Financing
------------------
Mattel maintains and periodically amends or replaces an unsecured revolving credit agreement with a commercial bank group that is utilized to finance the seasonal working capital requirements of its domestic and certain international operations. The agreement in effect during 1997, which was recently amended (see below), consists of unsecured facilities providing a total of $1.0 billion in seasonal financing. Within the facility, up to $600.0 million was a standard revolving credit line available for advances and backup for commercial paper issuances (a five-year facility). Interest was charged at various rates selected by the Company. The remaining $400.0 million (a five-year facility) was available for nonrecourse purchases of certain trade accounts receivable of Mattel by the commercial bank group providing the credit line. Outstanding receivables sold were reduced by collections and could not exceed $400.0 million at any time. The agreement required Mattel to comply with certain financial covenants for consolidated debt-to-capital and interest coverage.

     In addition, during 1997, Mattel renewed agreements providing for up to $140.0 million of nonrecourse purchases of certain domestic trade accounts receivable of the Company by a commercial bank. The Company also entered into agreements with banks of its foreign subsidiaries for nonrecourse sales of certain of its foreign subsidiary receivables.

     To meet seasonal borrowing requirements of international operations in addition to amounts funded by proceeds of its revolving credit agreement, Mattel negotiates individual financing arrangements, generally with the same groups of banks that provided credit in the prior year. International credit lines total approximately $275 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout 1998 and believes available amounts will be adequate to meet its seasonal financing requirements.

     Prior to the March 1997 merger, Tyco had both domestic and foreign revolving credit facilities. The revolving credit facilities were secured by a lien on substantially all of Tyco's domestic assets and were also guaranteed by certain of its foreign subsidiaries. Additionally, certain foreign subsidiaries of Tyco had agreements with various banks which provided credit lines. In addition, Tyco had a domestic receivables securitization facility whereby substantially all of its domestic accounts receivable were sold to wholly-owned, bankruptcy remote subsidiaries which were consolidated in the financial statements of the Company. These subsidiaries purchased the accounts receivable with proceeds from borrowings under a commercial paper facility. Upon consummation of the merger, all borrowings under these credit lines were repaid and these facilities and agreements were terminated.

     Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of such obligations are a reasonable approximation of their fair value.
Information relating to Mattel and Tyco's domestic and international credit lines is summarized as follows (in thousands):

                                                 For the Year
                                         ----------------------------
                                           1997      1996      1995
                                         --------  --------  --------
Balance at end of year
  Domestic                               $      -  $      -  $ 39,759
  International                            17,468    28,924    36,684
Maximum amount outstanding
  Domestic                                558,000   567,000   500,000
  International                            67,000   113,000   124,000
Average borrowing
  Domestic                                178,000   215,000   284,000
  International                            40,000    72,000    69,000
Weighted average interest rate
  on average borrowing
  Domestic (computed daily)                   5.7%      6.6%      7.3%
  International (computed monthly)           11.9%     11.6%     12.2%
---------------------------------------------------------------------

     Effective in March 1998, Mattel amended its revolving credit agreement. The new agreement consists of unsecured facilities providing a total of $1.0 billion in seasonal financing from substantially the same group of commercial banks. The facilities provide for up to $700.0 million in advances and backup for commercial paper issuances (a five-year facility), and up to an additional $300.0 million (a five-year facility) for nonrecourse purchases of certain trade accounts receivable by the bank group. In connection with the agreement, Mattel is to comply with certain financial covenants for consolidated debt-to-capital and interest coverage.

6-7/8% Senior Notes
-------------------
The Company's $100.0 million of 6-7/8% Senior Notes issued in August 1992 were repaid upon maturity on August 1, 1997.

6-3/4% Senior Notes
-------------------
In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of May and November. At December 31, 1997 and 1996, the bid prices for the 6-3/4% Senior Notes, as provided by one of the underwriters, were $1,011.85 and $1,007.70, respectively, based on a par value of $1,000.00.

10-1/8% Senior Subordinated Notes ("10-1/8% Notes")
---------------------------------------------------
Upon consummation of the merger, the Company assumed Tyco's $126.5 million obligation related to the 10-1/8% Notes. On August 15, 1997, the Company exercised its option and redeemed the 10-1/8% Notes at 103.797% of par together with accrued interest. In the third quarter of 1997, the Company recognized a pre-tax extraordinary loss of $7.3 million, and a related income tax benefit of $2.7 million, as a result of the early retirement.

Medium-Term Notes ("MT Notes")
------------------------------
During the 1994 third quarter, the Company commenced a program for the issuance of debt and equity securities under various shelf registration statements. In October 1997, the Company filed its current universal shelf registration statement allowing the issuance of up to $350.0 million of debt and equity securities. As of December 31, 1997, $356.7 million of debt and equity securities was available to be issued. The following is a summary of MT Notes currently outstanding (in millions, except bid prices):

                                                       Bid Price (b)
                                          ----------------------------------------
Year             Maturity
Issued  Amount     Date       Rate (a)           1997                 1996
----------------------------------------------------------------------------------
1994    $ 80.5  10/99-12/04  8.00%-8.55%  $1,031.50-$1,117.80  $1,041.00-$1,096.60
1995     139.5  06/98-05/07  5.93%-7.65%   1,000.20- 1,062.90     998.70- 1,040.90
1997     310.0  11/04-07/12  6.70%-7.49%   1,022.58- 1,064.90                    -
----------------------------------------------------------------------------------

(a) Interest is payable semiannually at fixed rates on the fifteenth day of May and November.
(b) Based on a par value of $1,000.00.

7% Convertible Subordinated Notes ("7% Notes")
----------------------------------------------
Upon consummation of the merger, the Company assumed Tyco's $16.0 million obligation related to the 7% Notes. On September 10, 1997, the holder converted all of the 7% Notes into 892.7 thousand shares of Mattel common stock.

Mortgage Note
-------------
In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. Interest accrues at 10.15% and monthly principal and interest payments are due through December 2005. The fair value of the original mortgage note, estimated by discounting future cash flows at the interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $57 million and $53 million at December 31, 1997 and 1996, respectively.

Scheduled Maturities
--------------------
The aggregate amounts of long-term debt and other obligations maturing in the next five years are as follows (in thousands):

           6-3/4%
          Senior       MT      Mortgage
           Notes      Notes      Note      Other      Total
        ---------  ----------  --------  ---------  ---------
1998     $      -    $ 9,500       $500     $3,700   $ 13,700
1999            -     30,000        600      1,300     31,900
2000      100,000          -        600        700    101,300
2001            -     30,500        700        600     31,800
2002            -     30,000        800        300     31,100
-------------------------------------------------------------

NOTE 5 - SHAREHOLDERS' EQUITY
-----------------------------

Preference Stock and Preference Share Purchase Rights
-----------------------------------------------------
The Company is authorized to issue 20.0 million shares of $0.01 par value preference stock, of which none is currently outstanding. In February 1992, 1.5 million shares of $0.01 par value preference stock were designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights (the "Rights") to the Company's common shareholders. The Rights may be exercised by their holders to purchase shares of the Company's Series E Junior Participating Preference Stock upon the occurrence of a change of control as defined in the agreement. The Rights will expire on February 17, 2002, unless the plan is further extended or the Rights are earlier redeemed or exchanged by the Company.

       In connection with the IGI merger in February 1992, 864.3 thousand shares of $0.01 par value preference stock were designated as 12.5% Convertible Preference Stock, Series F, and issued to the IGI ESOP. On October 20, 1995, the Company repurchased all outstanding preference stock from the IGI ESOP for $73.9 million.

Preferred Stock
---------------
The Company is authorized to issue 3.0 million shares of $1.00 par value preferred stock, of which 771.9 thousand shares and 826.4 thousand shares were outstanding as of December 31, 1997 and 1996, respectively.

- Series B Voting Convertible Exchangeable Preferred Stock ("Series B Preferred Stock")
---------------------------------------------------------------------
During 1994, Tyco sold 47.6 thousand shares of Series B Preferred Stock to a private investment group. Each share of Series B Preferred Stock was converted into like Mattel preferred stock as a result of the March 1997 merger. Until April 15, 1996, Tyco paid dividends in the form of additional shares of Series B Preferred Stock. Dividends issued in shares in lieu of cash during 1996, 1995 and 1994 were valued at $1.7 million (or
1.6 thousand shares), $3.2 million (or 3.0 thousand shares) and $1.5 million (or 1.4 thousand shares), respectively. On December 2, 1997, all outstanding shares of Series B Preferred Stock were converted by the holders into 2.8 million shares of Mattel common stock.

- Series C Mandatorily Convertible Redeemable Preferred Stock ("Series C Preferred Stock")
------------------------------------------------------------------------
On June 28, 1996, Tyco received net proceeds of $92.7 million from the sale of 772.8 thousand shares of Series C Preferred Stock. Each share of Series C Preferred Stock was converted into like Mattel preferred stock as a result of the March 1997 merger. The par value and liquidation preference of the Series C Preferred Stock are $1.00 and $125.00 per share, respectively. Dividends are cumulative and payable in cash on the first day of each calendar quarter at the rate of $10.3125 per annum. Series C Depositary Shares ("Depositary Shares"), each representing one twenty-fifth of a share of Series C Preferred Stock, totaling 19.3 million shares, were sold by the depositary as part of the above offering at an issue price of $5.00 per share. Each Depositary Share was converted into a like Mattel depositary share as a result of the March 1997 merger.

     Shares of the Series C Preferred Stock (and the related Depositary Shares) are convertible, at the option of the holders, at any time prior to July 1, 2000 into Mattel common stock at a rate of 0.40064 common shares for each Depositary Share, subject to adjustment under certain conditions. The Company, at its option, may redeem the Series C Preferred Stock (and the related Depositary Shares) at any time on or after July 1, 1999 for a number of Mattel common shares equal to the call price (which is initially set at $5.103 per Depositary Share and declines at specified times to $5.000 per Depositary Share as of June 30, 2000) divided by the current market price of Mattel common stock (as defined in the Certificate of Designations) or 0.40064 common shares for each Depositary Share, whichever is greater. On July 1, 2000, shares of the Series C Preferred Stock (and the related Depositary Shares) are mandatorily convertible into 0.54301 Mattel common shares for each Depositary Share.

     The Series C Preferred Stock entitles the holders of Depositary Shares to vote (at the rate of 0.48876 common shares for each Depositary Share) with the holders of the Company's common stock as a single class on all matters on which the holders of the Company's common stock may vote.

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

     Generally, options are exercisable contingent upon the grantees' continued employment with the Company. Nonqualified stock options are granted at not less than 100% of the fair market value of the Company's common stock on the date of grant, generally vest at the rate of 25% per year of service, and usually expire within ten years from the date of grant. The 1996 Stock Option Plan provides that up to 1.5% of Mattel's outstanding common stock as of the first day of each calendar year will be available for awards under the plan. The aggregate number of shares of common stock available for grants under the 1996 plan shall not exceed 50.0 million shares. This plan expires on December 31, 2005. The Company's previous plans, the 1982 and 1990 Stock Option Plans, expired on April 14, 1992 and December 31, 1996, respectively. All outstanding awards under these plans continue to be exercisable under the terms of their respective grant agreements.

     Prior to the merger, Tyco had various incentive and non-qualified stock option plans that provided benefits for eligible participants. Effective with the merger, all stock options previously granted and outstanding under these plans were exchanged for approximately 363 thousand Mattel common shares (which approximated the fair value of the options as of the merger consummation date).

     Both Mattel and Tyco adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under these plans during the years ended December 31, 1997, 1996 and 1995. Had compensation cost for nonqualified stock options been determined based on their fair value at the date of grant consistent with the method of accounting prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced by $14.3 million or $0.05 per basic and diluted share, $7.0 million or $0.02 per basic and diluted share, and $2.2 million or $0.01 per basic and diluted share in 1997, 1996 and 1995, respectively. The pro forma effect on the Company's 1997, 1996 and 1995 net income is not indicative of the pro forma effect in future years, because it does not take into consideration the pro forma expense related to grants made prior to 1995.

     The fair value of Mattel options granted during 1997, 1996 and 1995 has been estimated using the Black-Scholes pricing model. The following weighted average assumptions were used in determining fair value:

                              1997         1996         1995
-------------------------------------------------------------
Expected life (in years)      3.40         3.17         3.17
Risk-free interest rate       5.69%        6.05%        5.28%
Volatility factor            17.40%       17.98%       19.23%
Dividend yield                0.86%        0.82%        0.75%
-------------------------------------------------------------

     The weighted average fair value of Mattel options granted during 1997, 1996 and 1995 were $4.86, $5.12 and $3.25, respectively.

     The following is a summary of stock option information and weighted average exercise prices for Mattel's stock option plans during the year (options in thousands):

                                 1997              1996             1995
                            ---------------   ---------------  --------------
                            Number   Price    Number   Price   Number   Price
--------------------------  ------   ------   ------   ------  ------   -----
Outstanding at January 1    13,310   $18.05   14,513   $14.27  13,148   $12.73

  Options granted            7,443    25.79    4,294    25.15   4,152    16.99
  Options exercised         (2,807)   14.89   (5,267)   13.48  (2,314)   10.52
  Options canceled            (639)   22.44     (230)   16.67    (473)   13.63
                            ------            ------           ------
Outstanding at December 31  17,307   $21.73   13,310   $18.05  14,513   $14.27
                            ======            ======           ======

Exercisable at December 31   5,999   $16.29    5,263   $14.41   5,541   $13.41
                            ======            ======           ======
Available for grant at
  December 31                1,072             4,074              921
                            ======            ======           ======

     The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for Mattel stock options outstanding as of December 31, 1997 (options in thousands):

                          Options Outstanding          Options Exercisable
                    --------------------------------   -------------------
Exercise                      Remaining
Price Ranges        Number      Life         Price     Number      Price
----------------    ------   -----------   ---------   ------    ---------
$ 2.42 to $11.58       713          4.68      $10.74      713       $10.74
 14.02 to  18.00     5,734          6.41       15.84    4,522        15.66
 18.10 to  25.50     3,386          8.29       24.50      478        24.46
 25.75 to  41.38     7,474          9.05       26.05      286        26.45
                    ------                             ------
$ 2.42 to $41.38    17,307          7.85      $21.73    5,999       $16.29
                    ======                             ======

     In December 1993, restricted stock awards totaling 927.7 thousand shares were granted to key Mattel executives. During 1996, 244.1 thousand shares were forfeited and returned to the Company. On January 1, 1997, restrictions on the remaining 683.6 thousand shares lapsed. Compensation expense of $2.8 million and $7.9 million was charged to income in 1996 and 1995, respectively. In addition, as a result of the forfeiture, $6.6 million of compensation expense that was recognized in previous periods was reversed in 1996.

Premium Price Option Plan
-------------------------
On November 6, 1997, the Compensation/Options Committee of the Board of Directors approved a new Premium Price Stock Option Plan, subject to shareholder approval at the May 1998 meeting. Options to purchase approximately 18 million shares of common stock were granted in December 1997 with exercise prices 25% above and 33-1/3% above Mattel's six-month average stock price prior to the grant date or the stock price on the date of shareholder approval, whichever is greater. These options will be forfeited unless the Company's stock price reaches the premium exercise price by December 31, 1999 for options with a 25% premium price and December 31, 2000 for options with a 33-1/3% premium price. Options granted under the plan may not be exercised for three years and expire five years from the date of grant. Each option included a Tandem Limited Stock Appreciation Right which gives the holder the right to receive cash, shares of common stock or any combination of cash and common shares upon the occurrence of a change of control as defined in the plan.

Stock Subscription Warrants
---------------------------
The Company currently has outstanding warrants exercisable into 751.4 thousand shares of the Company's common stock at an exercise price of approximately $4.77 per share. These warrants expire on June 30, 2000.

Disney Warrant
--------------
In June 1996, the Company entered into a licensing agreement with Disney Enterprises, Inc. Pursuant to this agreement, the Company issued Disney a warrant to purchase 3.0 million shares of the Company's common stock at an exercise price of $27.375 per share. This warrant cannot be exercised prior to April 2, 1999 and expires no later than April 2, 2004. The fair value of the warrant is charged to income when the related properties are introduced as a component of royalty expense over the period the related revenues are recognized. The warrant's fair value of $26.4 million was determined using the Black-Scholes pricing model, assuming an expected life of eight years, a dividend yield of 0.88%, a risk-free interest rate of 6.17%, and a volatility factor of 27.60%.

Common Stock Repurchase Plan
----------------------------
Mattel's common stock repurchase plan, initiated in May 1990, provides for the repurchase of common shares to fund the Company's stock option plans and provide for warrant exercises. The number of shares to be repurchased is authorized on an annual basis by the Board of Directors based upon anticipated reissuance needs.

     During 1997, 1996, and 1995, Mattel repurchased 6.5 million, 10.0 million, and 2.9 million shares, respectively. In 1995, in addition to shares acquired on the open market, the Company repurchased the equivalent of 3.3 million shares of common stock in connection with its cash payment to the IGI ESOP for all outstanding shares of Series F Preference Stock.

Dividends and Capital Transactions
----------------------------------
On February 6, 1996, the Board of Directors declared a five-for-four stock split on Mattel's common stock, which was distributed on March 1, 1996. Accordingly, $55.8 million was transferred from additional paid-in capital to common stock, representing the par value of additional shares issued.

     A regular quarterly cash dividend has been declared by the Mattel Board of Directors on the Company's common stock since the second quarter of 1990. The Board of Directors increased the quarterly cash dividend from $0.06 per common share to $0.07 per common share in the second quarter of 1997. Tyco was precluded from paying cash dividends on its common stock for the two years ended December 31, 1996 due to limitations set forth in in its various debt agreements.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Leases
------
The Company routinely enters into noncancelable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 1997 (in thousands):

                                      Capitalized      Operating
                                        Leases          Leases
                                      -----------      ---------
1998                                      $   600       $ 43,800
1999                                          500         32,000
2000                                          300         25,400
2001                                          300         18,600
2002                                          300         14,000
Thereafter                                  9,900         12,900
                                      -----------      ---------
                                          $11,900 (a)   $146,700
                                      ===========      =========

(a) Includes $9.0 million of imputed interest.

     Rental expense under operating leases amounted to $61.5 million, $58.1 million and $58.3 million for 1997, 1996 and 1995, respectively, net of sublease income of $0.3 million, $0.5 million and $0.7 million in 1997, 1996 and 1995, respectively.

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

     In June 1996, the Company entered into a licensing agreement with Disney Enterprises, Inc. for an expanded strategic alliance, which grants the Company exclusive worldwide rights (with certain exceptions) to produce toys based on all children-oriented Disney television and film properties introduced, commencing summer 1997. The agreement spans three years, with the Company having the right for up to two additional years to market merchandise from film properties produced during the second and third years. The initial term of the agreement may be renewed for an additional three-year period upon mutual consent. This agreement contains minimum royalty guarantees that are contingent upon the number and nature of the properties introduced by Disney. Commitments for 1998 introductions are expected to approximate $18.9 million payable over a three-year period. Future commitments could be as high as $37.8 million per introduction year. Pursuant to the agreement, the Company issued Disney a stock warrant, valued at $26.4 million, to purchase 3.0 million shares of the Company's common stock.

     Licensing and related agreements provide for terms extending from 1998 through 2002 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                         Minimum
                                         Payments
                                        ---------
1998                                     $ 92,000
1999                                       79,000
2000                                       72,000
2001                                       70,000
2002                                       47,000
                                        ---------
                                         $360,000
                                        =========

     Royalty expense for the years ended December 31, 1997, 1996 and 1995 was $194.1 million, $155.3 million and $137.4 million, respectively.

     As of December 31, 1997, the Company had outstanding commitments for 1998 purchases of inventory of approximately $90 million.

Foreign Currency Contracts
--------------------------
The Company enters into foreign currency forward exchange and option contracts primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies, to limit the effect of exchange rate fluctuations on the results of operations and cash flows. These contracts generally have maturity dates of up to 18 months. Gains or losses related to firm commitments, which qualify for hedge accounting, are deferred and are recognized in the results of operations as part of the underlying transaction. Contracts that do not qualify for hedge accounting are marked to market with gains and losses recognized in the results of operations currently. Had the Company not entered into hedges to limit the effect of exchange rate fluctuations on results of operations and cash flows, the unfavorable effect on 1997 pre-tax income would have approximated $20 million.

     As of December 31, 1997 and 1996, the Company held the following contracts to sell foreign currencies (in thousands):

                                     1997                    1996
                            ----------------------  ----------------------
                             Notional                Notional
                              Amount    Fair Value    Amount    Fair Value
                            ----------  ----------  ----------  ----------
Forwards                      $353,085                $500,191
Options                         93,547                   5,500
                            ----------              ----------
                              $446,632    $441,669    $505,691    $495,800
                            ==========  ==========  ==========  ==========

     Fair value for forwards reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1997 and 1996, respectively. Fair value for options reflects the notional amount of US dollars the Company would receive from the current contracts, less the respective year-end option value. The option value is determined based on dealer quotes for contracts involving the same currencies and maturity dates.

     As of December 31, 1997 and 1996, the Company held $362.1 million and $165.9 million notional amount, respectively, of foreign currency forward exchange contracts to purchase foreign currencies. The fair value of these contracts was $346.5 million and $166.0 million for December 31, 1997 and 1996, respectively. Fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1997 and 1996, respectively.

     The following table summarizes the Company's foreign currency contracts by major currency as of December 31, 1996 and 1995 (in thousands of US dollars):

                                       1997                    1996
                              ----------------------  ----------------------
                                 Buy         Sell        Buy         Sell
                              ----------  ----------  ----------  ----------
US dollars                      $446,632    $362,083    $505,691    $161,965
German marks                      19,179      73,977      44,735     103,574
Italian lira                      38,277      53,161       8,324      59,265
Malaysian ringgits                53,304           -      56,475           -
Hong Kong dollars                148,084       2,527           -      13,429
French francs                          -      52,756         429      63,852
British pounds sterling           32,548      72,580      26,501      50,319
Canadian dollars                  22,608           -      11,002      40,204
Spanish pesetas                        -      19,363           -      23,171
Dutch guilders                    12,778      49,967           -      74,864
Japanese yen                           -       7,956           -       7,913
Australian dollars                 6,398           -           -      28,187
Belgian francs                         -      60,038           -      29,810
Swiss francs                      13,677           -      11,955           -
Mexican peso                           -      50,200           -       5,500
Indonesian rupiah                 15,230           -           -           -
Other (under $5,000)                   -       4,107       6,505       9,564
                              ----------  ----------  ----------  ----------
                                $808,715    $808,715    $671,617    $671,617
                              ==========  ==========  ==========  ==========

     In order to minimize the risk of counterparty non-performance, the Company executes its foreign currency forward exchange and option contracts with financial institutions believed to be credit-worthy, generally those that provide the Company with its working capital lines of credit.

     Market risk exposures exist with respect to the settlement of foreign currency transactions during the year because currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure. In addition, the Company manages its exposure through the selection of currencies used for international borrowings and intercompany invoicing. The Company does not trade in financial instruments for speculative purposes.

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


NOTE 7 - ACQUISITIONS AND NONRECURRING ITEMS
--------------------------------------------

Business Combination
--------------------
Pursuant to an Agreement and Plan of Merger dated November 17, 1996, as amended by an Amendment to Agreement and Plan of Merger dated November 22, 1996, a merger was consummated between the Company and Tyco on March 27, 1997. The stock-for-stock transaction was approved by the shareholders of Tyco, after which Tyco was merged with and into Mattel, with Mattel continuing as the surviving corporation in the merger. As a result of the merger, the separate existence of Tyco ceased. Under the merger agreement, each outstanding share of Tyco common stock was converted into the right to receive 0.48876 Mattel common shares and resulted in the issuance of approximately 17 million shares. Tyco restricted stock units and stock options outstanding as of the merger date were exchanged for approximately
0.6 million Mattel common shares. In addition, each share of Tyco Series B and Series C Preferred Stock was converted into like Mattel preferred stock. This transaction has been accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies' combined financial position and operating results. For periods preceding the merger, there were no intercompany transactions which required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

     Selected financial information for the combining entities included in the consolidated statements of income for the quarter ended March 31, 1997 (unaudited) and the two years ended December 31, 1996 and 1995 are as follows (in thousands):

                                          For the Period
                              --------------------------------------
                              March 31,   December 31,  December 31,
                                1997         1996          1995
--------------------------------------------------------------------
Net sales
  Mattel                      $ 568,528     $3,785,958    $3,638,812
  Tyco (a)                      124,992        749,374       731,004
                              ---------     ----------    ----------
    Combined                  $ 693,520     $4,535,332    $4,369,816
                              =========     ==========    ==========
Net income
  Mattel                      $  13,123     $  377,641    $  357,802
  Tyco (b)                       (7,747)        (5,417)      (19,913)
  Integration/restructuring
    charge (c)                 (210,000)             -             -
                              ---------     ----------    ----------
    Combined                  $(204,624)    $  372,224    $  337,889
                              =========     ==========    ==========

(a) Certain amounts have been classified differently than previously published amounts in order to conform the accounting presentation of the two entities.
(b) The provision for income taxes has been adjusted by $3.4 million and $7.3 million in 1996 and 1995, respectively, to reflect the adjustment of valuation allowances established in the historical financial statements of Tyco, resulting in the recognition of benefits of losses incurred by certain foreign affiliates.
(c) The integration and restructuring charge of $275.0 million, after related income tax effects, reduced earnings of the combined company by $210.0 million.

Restructuring Charges
---------------------
In connection with the Tyco merger, the Company commenced an integration and restructuring plan and recorded a $275 million pre-tax charge against operations in March 1997. The plan consisted of consolidating certain manufacturing and distribution operations, eliminating duplicative marketing and administrative offices, terminating various distributor and licensing arrangements and abandoning certain product lines. Included in the charge was approximately $86 million for estimated severance costs related to the elimination of 2,700 positions principally associated with facilities to be closed. The remainder of the charge consisted of transaction costs related to the merger, asset write-downs and contract termination expenses. Of the total pre-tax charge, approximately $90 million represents non-cash asset write-downs. Through December 31, 1997, the total integration and restructuring expenditures and write-offs were approximately $166 million, $46 million of which related to severance payments. The plan is expected to be substantially completed in 1998.

     During 1995, Tyco adopted restructuring programs to reduce operating expenses in Europe and at the Tyco Preschool unit which resulted in a pre-tax charge against continuing operations of $8.9 million. As of December 31, 1996, the restructuring activity provided for by these charges was substantially complete and amounts previously accrued had been paid. The type and amount of charges incurred approximated the amounts included in these provisions.


NOTE 8 - FINANCIAL INFORMATION BY GEOGRAPHIC AREA
-------------------------------------------------

The Company's business consists of the design, manufacture and marketing of toys on a worldwide basis. The Company's international operations are located principally in Europe, Canada, Latin America and Asia.

     The Company's toy products are sold throughout the world. Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. In the United States, toys are distributed directly to large retailers, including discount and free-standing toy stores, chain stores, department stores, other retail outlets, and to a limited extent, wholesalers. Internationally, the Company's products are sold directly in most of the European and Asian countries, and mainly through distributors in certain Latin American countries.

     Customers accounting for more than 10% of the Company's consolidated net sales and related accounts receivable are as follows (dollars in millions):

                                          1997        1996        1995
                                       ----------  ----------  ----------
Worldwide sales for the year ended
----------------------------------
Toys R Us                                     18%         23%         23%
Wal-Mart                                      15%         12%         12%

Accounts receivable as of December 31
-------------------------------------
Toys R Us                                  $260.7      $185.0      $157.6
Wal-Mart                                    178.6        90.4        78.1
-------------------------------------------------------------------------

     Information by geographic area is set forth in the tables below. Profit from operations represents income before income taxes, interest expense and general corporate expenses. Intercompany sales are based upon transfer prices which include manufacturing cost and profit.

                                                 Profit From    Identifiable
(In thousands)                       Net Sales    Operations       Assets
--------------                      -----------  ------------   ------------
1997
United States                       $ 3,342,916     $ 436,800    $1,965,487
Europe and Canada                     1,159,639       183,901       669,635
Asia and Latin America                2,110,952       289,823       695,183
                                    -----------  ------------   -----------
                                      6,613,507       910,524     3,330,305
Intercompany sales
  United States                        (383,147)            -             -
  Europe and Canada                     (88,872)            -             -
  Asia and Latin America             (1,306,872)            -             -
Interest expense                              -       (90,130)            -
Corporate and other (a)                       -      (395,312)      473,486
                                    -----------  ------------   -----------
Consolidated total                  $ 4,834,616     $ 425,082    $3,803,791
                                    ===========  ============   ===========

1996
United States                       $ 3,099,604     $ 367,219    $1,838,912
Europe and Canada                     1,361,188       184,387       764,899
Asia and Latin America                1,785,167       205,889       666,633
                                    -----------  ------------   -----------
                                      6,245,959       757,495     3,270,444
Intercompany sales
  United States                        (403,796)            -             -
  Europe and Canada                    (135,232)            -             -
  Asia and Latin America             (1,171,599)            -             -
Interest expense                              -      (100,226)            -
Corporate and other                           -      (120,513)      310,698
                                    -----------  ------------   -----------
Consolidated total                  $ 4,535,332     $ 536,756    $3,581,142
                                    ===========  ============   ===========

1995
United States                       $ 3,024,083     $ 350,894    $1,577,185
Europe and Canada                     1,407,628       210,476       832,392
Asia and Latin America                1,553,865       142,452       570,191
                                    -----------  ------------   -----------
                                      5,985,576       703,822     2,979,768
Intercompany sales
  United States                        (464,343)            -             -
  Europe and Canada                    (124,356)            -             -
  Asia and Latin America             (1,027,061)            -             -
Interest expense                              -      (102,983)            -
Corporate and other                           -       (96,171)      361,602
                                    -----------  ------------   -----------
Consolidated total                  $ 4,369,816     $ 504,668    $3,341,370
                                    ===========  ============   ===========

(a) Corporate operating profit includes the Tyco integration and Mattel restructuring charge of $275.0 million.


NOTE 9 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------

(In thousands, except per share         First      Second     Third      Fourth
  amounts)                             Quarter    Quarter    Quarter     Quarter
---------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997 (a)
Net sales                             $ 693,520  $972,656  $1,555,347  $1,613,093
Gross profit                            322,811   458,837     800,277     818,075
Advertising and promotion expenses      102,626   131,713     244,231     300,569
Other selling and administrative
  expenses                              185,286   192,707     198,767     220,192
Restructuring and integration
  charges (b)                           275,000         -           -           -
Other expense, net                        7,882     7,959      14,892       2,964
Operating profit (c)                     27,017   126,458     342,387     294,350
Income (loss) before taxes and
  extraordinary item                   (267,619)  107,944     317,755     267,002
Extraordinary item - loss on early
  retirement of debt                          -         -      (4,610)          -
Net income (loss)                      (204,624)   75,634     219,045     195,129
Preferred stock dividend
  requirements                           (2,840)   (2,837)     (2,838)     (1,990)
Net income (loss) applicable to
  common shares                        (207,464)   72,797     216,207     193,139
Basic income (loss) per common
  share:
  Income (loss) before extraordinary
    item                              $   (0.72) $   0.25  $     0.76  $     0.66
  Extraordinary item - loss on early
    retirement of debt                        -         -       (0.02)          -
  Net income (loss)                   $   (0.72) $   0.25  $     0.74  $     0.66
  Average number of common shares       288,382   291,737     290,650     290,962
Diluted income (loss) per common
  share:
  Income (loss) before extraordinary
    item                              $   (0.72) $   0.25  $     0.73  $     0.64
  Extraordinary item - loss on early
    retirement of debt                        -         -       (0.02)          -
  Net income (loss)                   $   (0.72) $   0.25  $     0.71  $     0.64
  Average number of common and
    common equivalent shares            288,382   296,609     306,870     306,053
Dividends declared per common
  share                               $    0.06  $   0.07  $     0.07  $     0.07
Common stock market price:
  High                                $   29.25  $  35.25  $    35.75  $    41.38
  Low                                     24.00     24.00       32.38       33.38

YEAR ENDED DECEMBER 31, 1996 (a)
Net sales                             $ 683,999  $921,583  $1,497,916  $1,431,834
Gross profit                            322,874   436,024     750,773     710,087
Advertising and promotion expenses      100,104   129,524     240,303     308,988
Other selling and administrative
  expenses                              169,581   183,216     204,584     214,954
Other expense, net                        4,499     8,704       9,459       8,860
Operating profit (c)(d)                  48,690   114,580     296,427     177,285
Income before taxes                      28,797    92,590     268,176     147,193
Net income                               20,534    63,370     181,375     106,945
Preferred stock dividend
  requirements                             (827)     (889)     (2,838)     (2,837)
Net income applicable to common
  shares                                 19,707    62,481     178,537     104,108
Basic income per share:
  Net income                          $    0.07  $   0.21  $     0.62  $     0.36
  Average number of common shares       293,371   292,890     289,182     287,544
Diluted income per share:
  Net income                          $    0.07  $   0.21  $     0.59  $     0.35
  Average number of common and
    common equivalent shares            298,858   297,916     305,707     303,594
Dividends declared per common
  share                               $    0.06  $   0.06  $     0.06  $     0.06
Common stock market price:
  High                                $   28.30  $  28.88  $    29.13  $    31.50
  Low                                     23.90     24.38       22.13       24.63
---------------------------------------------------------------------------------

(a) Financial information for the first quarter of 1997 and all quarters in 1996 has been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests.
(b) Represents a nonrecurring charge for transaction, integration and restructuring costs related to the merger with Tyco.
(c) Represents income from operations before interest expense, provision for income taxes and in 1997, restructuring and integration charges.
(d) Fourth quarter operating profit includes a $21.8 million nonrecurring charge related to the accounting for certain royalties and participation fees in prior periods.


NOTE 10 - SUPPLEMENTAL FINANCIAL INFORMATION
--------------------------------------------

                                                    As of Year End
                                                ----------------------
(In thousands)                                     1997        1996
------------------------------------------      ----------  ----------
INVENTORIES INCLUDE THE FOLLOWING:
    Raw materials and work in process             $ 48,620    $ 70,121
    Finished goods                                 380,224     374,057
                                                ----------  ----------
                                                  $428,844    $444,178
                                                ==========  ==========

PREPAID EXPENSES AND OTHER CURRENT ASSETS
  INCLUDE THE FOLLOWING:
    Deferred income taxes                         $170,626    $101,075
    Other                                           75,903      94,598
                                                ----------  ----------
                                                  $246,529    $195,673
                                                ==========  ==========

INTANGIBLE ASSETS, NET, INCLUDE THE
  FOLLOWING:
    Goodwill                                      $534,128    $600,851
    Other                                            8,631      10,559
                                                ----------  ----------
                                                  $542,759    $611,410
                                                ==========  ==========

ACCRUED LIABILITIES INCLUDE THE
  FOLLOWING:
    Advertising and promotion                     $144,020    $131,242
    Mattel restructuring and
     Tyco integration                              108,581           -
    Royalties                                       79,304      63,558
    Defective returns                               37,314      57,176
    Other                                          260,226     258,715
                                                ----------  ----------
                                                  $629,445    $510,691
                                                ==========  ==========

                                                   For the Year
                                          -------------------------------
(In thousands)                               1997      1996       1995
------------------------------------      --------- ---------- ----------
SELLING AND ADMINISTRATIVE EXPENSES
  INCLUDE THE FOLLOWING:
    Research and development               $156,350   $147,174   $132,020
-------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:
    Cash paid during the period for:
      Income taxes                         $105,812   $107,944   $169,923
      Interest                               94,320     99,019    100,544
    Noncash investing and financing
    activities:
      Issuance of stock warrant                   -     26,444          -
      Conversion of 7% Notes                 16,034          -          -
-------------------------------------------------------------------------


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


/s/ Harry J. Pearce
-------------------


Harry J. Pearce
Chief Financial Officer



                  REPORT OF INDEPENDENT ACCOUNTANTS
                  ---------------------------------



To the Board of Directors and Shareholders of Mattel, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tyco Toys, Inc. and its subsidiaries, which statements reflect total assets of $646,339,000 at December 31, 1996 and net sales of $720,954,000 and $709,109,000 for each of the two years in the period ended December 31, 1996. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Tyco Toys, Inc. and its subsidiaries, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.






/s/ PRICE WATERHOUSE LLP
------------------------

Price Waterhouse LLP
Los Angeles, California
February 2, 1998


                          DIRECTORS AND OFFICERS
                          ----------------------
                       Mattel, Inc. and Subsidiaries

BOARD OF DIRECTORS                               CORPORATE OFFICERS
Jill E. Barad (1)                                Jill E. Barad
Chairman and Chief Executive Officer,            Chairman and Chief Executive Officer
Mattel, Inc.

John W. Amerman (1)                              Bruce L. Stein
Retired Chairman and Chief Executive             President, Mattel Worldwide and Chief
Officer, Mattel, Inc.                            Operating Officer

Dr. Harold Brown (4)(5)                          Astrid Autolitano
Senior Managing Director, E.M. Warburg,          President, Mattel International
Pincus & Co., LLC

Tully M. Friedman (1)(3)(6)                      Gary S. Baughman
Founding Partner, Friedman & Fleischer,          President, Fisher-Price, Inc.
LLC

Joseph C. Gandolfo (5)                           Joseph C. Gandolfo
President, Worldwide Manufacturing               President, Worldwide Manufacturing
Operations, Mattel, Inc.                         Operations

Ronald M. Loeb (3)(6)                            Ned Mansour
Of Counsel, Irell & Manella                      President, Corporate Operations and
                                                 General Counsel

Ned Mansour (6)                                  Francesca Luzuriaga
President, Corporate Operations and              Executive Vice President, Worldwide
General Counsel, Mattel, Inc.                    Business Planning and Resources

Edward N. Ney (4)(5)                             Harry J. Pearce
Chairman of the Board of Advisors,               Chief Financial Officer
Burson-Marsteller and Chairman,
Marsteller Advertising

William D. Rollnick (1)(2)(3)                    Glenn Bozarth
Retired Chairman, Genstar Rental                 Senior Vice President, Corporate
Electronics, Inc.                                Communications

Christopher A. Sinclair (2)                      Fermin Cuza
President and Chief Executive Officer,           Senior Vice President, International
Quality Food Centers                             Trade and Worldwide Government
                                                 Affairs

Bruce L. Stein (4)                               Kevin M. Farr
President, Mattel Worldwide and Chief            Senior Vice President and Controller
Operating Officer, Mattel, Inc.

John L. Vogelstein (1)(2)(3)(6)                  Douglas Glen
Vice Chairman of the Board, President,           Senior Vice President and
and Director, E.M. Warburg, Pincus               Chief Strategy Officer
& Co., LLC
                                                 John T. Phippen
                                                 Senior Vice President and Chief
                                                 Information Officer

                                                 William Stavro
                                                 Senior Vice President and
                                                 Treasurer

(1) Member, Executive/Finance Committee
    John L. Vogelstein, Chairman
(2) Member, Compensation/Options Committee
    John L. Vogelstein, Chairman
(3) Member, Audit Committee
    William D. Rollnick, Chairman
(4) Member, Pension Committee
    Edward N. Ney, Chairman
(5) Member, Foundation Committee
    Dr. Harold Brown, Chairman
(6) Member, Nominations/Corporate Governance Committee
    Ronald M. Loeb, Chairman



                               CORPORATE INFORMATION
                               ---------------------
                           Mattel, Inc. and Subsidiaries



Transfer Agent and Registrar
----------------------------
Mattel, Inc. Common Stock
BankBoston, N.A.
c/o Boston EquiServe, L.P.


Depositary
----------
Mattel, Inc. Depositary Shares, each
representing one twenty-fifth of a
share of Series C Mandatorily
Convertible Redeemable Preferred
Stock
BankBoston, N.A.
c/o Boston Equiserve, L.P.


Note Trustees
-------------
Mattel, Inc. 6-3/4% Senior Notes due May 15, 2000
PNC Bank, N.A.
One Oliver Plaza, 27th Floor
Pittsburgh, Pennsylvania  15222-2602

Mattel, Inc. Medium-Term Notes
Chemical Trust Company of California
101 California Street, Suite 2725
San Francisco, California  94111


Stock Exchange Listings
-----------------------
Mattel, Inc. Common Stock and Mattel, Inc. Preference
Share Purchase Rights
New York Stock Exchange and Pacific Exchange, Inc.

Mattel, Inc. Depositary Shares
New York Stock Exchange


Shareholder Administration
--------------------------
Inquiries relating to shareholder accounting records, stock
transfer and dividends (including dividend reinvestment)
should be directed to:
BankBoston, N.A.
c/o Boston EquiServe, L.P.
150 Royall Street
Canton, Massachusetts  02021
(overnight or courier delivery only) or
P.O. Box 644
Boston, Massachusetts  02102
Telephone: 888-909-9922


Common Shareholders
-------------------
As of March 1, 1998, there were approximately 46,000 holders of record of Mattel, Inc. common stock


Annual Meeting
--------------
The Annual Meeting of Shareholders will be held May 6,
1998, at 10:00 a.m. in the Manhattan Ballroom of the Manhattan Beach Marriott, Manhattan Beach, California


Form 10-K
---------
Mattel's Annual Report to the Securities and Exchange
Commission on Form 10-K for the year ended December 31,
1997, is available upon request by writing to the
Secretary of the Company, 333 Continental Boulevard,
El Segundo, California  90245


Trademark Legends
-----------------
Barbie, Fisher-Price, Hot Wheels, See 'N Say, Magna Doodle,
View-Master, Power Wheels, Matchbox, PrintPaks and Tyco are registered trademarks of Mattel, Inc.

Disney characters: [copyright] Disney. Pooh character is based on the "Winnie the Pooh" works, Copyright
A.A. Milne and E.H. Shepard. GRAND PRIX and PONTIAC are trademarks of Pontiac Division, General Motors Corporation, and used under license to Mattel, Inc. Kyle Petty name and/or likeness used under license from Petty Enterprises Two, Inc. CTW characters: [copyright] 1998 Children's Television Workshop. Sesame Street Muppets: [copyright] 1998 Jim Henson Productions, Inc. Olympic Skater is a registered trademark of the U.S. Olympic Committee. Vera Wang is the trademark of V.E.W., Ltd. The X-Files [trademark] and [copyright] 1998 Twentieth Century Fox Film Corporation. Oscar de la Renta is a trademark of Oscar de la Renta, Ltd. WNBA and NBA are trademarks used under license.
"Daytona 500" is licensed from Daytona Properties.

[copyright] 1998 Mattel, Inc.
All Rights Reserved
Printed in U.S.A.

Printed on recycled paper.