Form 10-K, Exhibit 13
period 1998-12-31
MATTEL INC /DE/
filed 1999-03-31
CIK 63276

                                                                    EXHIBIT 13.0

                                            Mattel, Inc. 1998 Annual Report   24



Financial Information
-------------------------------------------------------------------------------
Five-Year Summary                                                          25



Management's Discussion and                                                26
Analysis of Financial Condition
And Results of Operations



Consolidated Financial Statements                                          33



Notes to Consolidated                                                      37
Financial Statements



Management Report on Responsibility                                        52
for Financial Reporting



Report of Independent Accountants                                          52

                                              Mattel, Inc. and Subsidiaries   25


Five-Year Financial Summary
--------------------------------------

                                                                                    For the Year Ended December 31 (a)
                                                                   ------------------------------------------------------------
(In thousands, except per share and percentage information)              1998        1997        1996        1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                          $4,781,892  $4,834,616  $4,535,332  $4,369,816    $3,971,226
Gross profit                                                        2,362,993   2,400,000   2,219,758   2,067,740     1,881,060
  % of net sales                                                          49%         50%         49%         47%           47%
Operating profit (b)                                                  575,896     515,212     636,982     607,651       449,228
  % of net sales                                                          12%         11%         14%         14%           11%
Income before income taxes and extraordinary item                     465,063     425,082     536,756     504,668       362,157
Provision for income taxes                                            132,799     135,288     164,532     166,779       137,487
Income before extraordinary item                                      332,264     289,794     372,224     337,889       224,670
Extraordinary item - loss on early retirement of debt                       -      (4,610)          -           -             -
Net income                                                            332,264     285,184     372,224     337,889       224,670
Income Per Common Share (c):
Income before extraordinary item
  Basic                                                                  1.11        0.96        1.26        1.13          0.74
  Diluted                                                                1.10        0.94        1.23        1.11          0.73
Net income
  Basic                                                                  1.11        0.95        1.26        1.13          0.74
  Diluted                                                                1.10        0.93        1.23        1.11          0.73
Dividends Declared Per Common Share (c)                                  0.31        0.27        0.24        0.19          0.15
-------------------------------------------------------------------------------------------------------------------------------

                                                                                          As of Year End (a)
                                                                   ------------------------------------------------------------
(In thousands)                                                           1998        1997        1996        1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Financial Position:
Cash and marketable securities                                     $  212,454  $  694,947  $  550,271  $  511,061    $  290,157
Accounts receivable, net                                              983,050   1,091,416     948,940     886,344       990,346
Inventories                                                           584,358     428,844     444,178     407,551       405,427
Total assets                                                        4,262,165   3,803,791   3,581,142   3,341,370     3,150,438
Short-term borrowings                                                 134,006      17,468      28,924      76,443        57,531
Long-term liabilities                                               1,124,756     808,297     633,342     721,739       606,430
Stockholders' equity                                                1,820,198   1,822,070   1,805,923   1,551,680     1,385,777
-------------------------------------------------------------------------------------------------------------------------------

(a) Consolidated financial information for 1994-1997 has been restated retroactively for the effects of the March 1997 merger with Tyco Toys, Inc. ("Tyco"), accounted for as a pooling of interests.
(b) Represents income from operations before interest expense and provision for income taxes. In 1998, operating profit was reduced by a nonrecurring charge of $38.0 million related to a voluntary recall of certain Power Wheels(R), ride-on vehicles and a one-time charge of $6.0 million in connection with the proposed Toys R Us-related antitrust litigation settlement. In 1997, operating profit was reduced by a nonrecurring charge of $275.0 million for transaction, integration and restructuring costs related to the merger with Tyco. In 1996, operating profit was reduced by a nonrecurring charge of $21.8 million related to the accounting for certain royalties and participation fees in prior periods. In 1995, operating profit was reduced by a nonrecurring charge of $8.9 million related to a restructuring program implemented to reduce operating expenses at certain of Tyco's business units. In 1994, operating profit was reduced by a nonrecurring charge of $76.7 million principally related to the consolidation of manufacturing operations and the reduction of headquarters expense and support functions worldwide.
(c) Per share data reflect the retroactive effect of stock splits distributed to stockholders in March 1996, January 1995 and January 1994, and the 1997 merger with Tyco.

                                              Mattel, Inc. and Subsidiaries   26

Management's Discussion and Analysis of
--------------------------------------------------------------------------------
Financial Condition and Results of Operations

Cautionary Statement

Certain expectations and projections regarding the future performance of Mattel, Inc. and its subsidiaries ("Mattel" or the "Company") discussed in this annual report are forward-looking and are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These expectations and projections are based on currently available competitive, financial, and economic data along with the Company's operating plans and are subject to certain future events and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology, such as may, will, should, expect, anticipate, estimate, continue, plans, intends or other similar terminology. Management cautions you that the following factors, among others, could cause the Company's actual consolidated results of operations and financial position in 1999 and thereafter to differ significantly from those expressed in forward-looking statements:

Marketplace Risks

- Increased competitive pressure, both domestically and internationally, which may affect the sales of the Company's products
- Significant changes in the buying patterns of major customers, such as the recent shift by some retailers to just-in-time inventory management, which may limit the Company's ability to accurately forecast reorders or cause a decrease in sales after related expenses have already been incurred
- Dependence on the timely development, introduction and customer acceptance of new products, which may affect the Company's ability to successfully redesign, restyle and extend existing core products and product lines and to successfully bring new products to market
- Possible weaknesses in economic conditions, both domestically and internationally, which may affect the sales of the Company's products and the costs associated with manufacturing and distributing these products

Financing Considerations

- Currency fluctuations, which may affect the Company's reportable income
- Significant changes in interest rates, both domestically and internationally, which may affect the Company's cost of financing both its operations and investments

Merger-Related Risks

- Difficulty integrating the operations of The Learning Company, Inc. into the Company following the proposed merger, which may impede the Company's ability to achieve savings or operating synergies from the merger

Year 2000 Compliance

- Potential inability of computer systems or software products used by the Company and/or its customers and suppliers to properly recognize and process date-sensitive information beyond January 1, 2000, which may result in an interruption in normal business operations of the Company, its suppliers and customers

Other Risks

- Inability to achieve cost savings expected as part of restructuring activities, which may result in higher than expected costs following such restructurings
- Development of new technologies, including the Internet, which may create new risks to the Company's ability to protect its intellectual property rights
- Changes in laws or regulations, both domestically and internationally, including those affecting consumer products or environmental activities or trade restrictions, which may lead to increased costs or interruption in normal business operations of the Company
- Adverse results of litigation, governmental proceedings or environmental matters, which may lead to increased costs or interruption in normal business operations of the Company

Summary

You should read this analysis in conjunction with the Company's consolidated financial statements that begin on page 33.

     Mattel designs, manufactures, and markets a broad variety of children's products on a worldwide basis through both sales to retailers and direct to consumers. The Company's business is dependent in great part on its ability each year to redesign, restyle and extend existing core products and product lines, to design and develop innovative new products and product lines, and to expand its marketing capability.

     The Company plans to continue to focus on its portfolio of brands that have fundamental play patterns and have historically had worldwide appeal, have been sustainable, and have delivered consistent profitability. The Company's portfolio of brands can be grouped in the following four categories:

Girls - including Barbie(R) fashion dolls and accessories, collector dolls, software, Fashion Magic(R), American Girl(R), Cabbage Patch Kids(R), and Polly Pocket(R)

Infant and Preschool - including Fisher-Price(R), Disney preschool and plush, Power Wheels(R), Sesame Street(R), See 'N Say(R), Magna Doodle(R), and View-Master(R)

Entertainment - including Disney, Nickelodeon(R), games, and puzzles

Wheels - including Hot Wheels(R), Matchbox(R), Tyco(R) Electric Racing, and Tyco(R) Radio Control

Results of Operations

The following is a percentage analysis of operating results for the past three years:

                                                                                     For the Year
                                                                            -------------------------
                                                                                 1998    1997    1996
-----------------------------------------------------------------------------------------------------
Net sales                                                                         100%    100%    100%
-----------------------------------------------------------------------------------------------------
Gross profit                                                                     49.4%   49.6%   48.9%
Advertising and promotion expenses                                               17.0    16.1    17.2
Other selling and administrative expenses                                        18.5    16.5    17.0
Amortization of intangibles                                                       0.9     0.6     0.7
Restructuring and integration charges                                               -     5.7       -
Special charges                                                                   0.9       -       -
Other expense (income), net                                                       0.1       -       -
-----------------------------------------------------------------------------------------------------
Operating profit                                                                 12.0    10.7    14.0
Interest expense                                                                  2.3     1.9     2.2
-----------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item                                 9.7%    8.8%   11.8%
-----------------------------------------------------------------------------------------------------

                                              Mattel, Inc. and Subsidiaries   27
1998 Compared to 1997

Net income for 1998 was $332.3 million or $1.10 per diluted share as compared to $285.2 million or $0.93 per diluted share in 1997. 1998 net income was impacted by a $27.2 million after-tax charge ($0.09 per diluted share) related to a voluntary recall of certain Power Wheels(R) ride-on vehicles and a one-time charge of $4.3 million after taxes ($0.01 per diluted share) in connection with the proposed Toys R Us-related antitrust litigation settlement. Net sales for 1998 reached $4.78 billion, a decrease of 1% from $4.83 billion in 1997. Cutbacks in purchases by retailers to adjust to a just-in-time buying pattern negatively impacted sales. Sales in the Girls category decreased 4% largely due to a 14% decline in Barbie(R) products, as a result of high retail inventory levels entering 1998. As a result of the Pleasant Company acquisition in July 1998, the American Girl(R) brand contributed $213.2 million in gross sales, which helped to partially offset the decline in Barbie(R). Sales in the Infant and Preschool category decreased 3%, largely attributable to declines in Sesame Street(R) and Fisher-Price(R) products, partially offset by an increase in Disney's Winnie the Pooh(R). Sales in the Wheels category grew 21%, reflecting growth in both Hot Wheels(R) and Matchbox(R) vehicles and playsets. Sales in the Entertainment category, which includes Disney and Nickelodeon(R), increased 14% largely due to this year's introduction of toys associated with the feature motion pictures "A Bug's Life" and "The Rugrats Movie".

     Sales to customers within the US declined 2% and accounted for 66% of consolidated gross sales in both 1998 and 1997. Sales to customers outside the US were down 1%, including an unfavorable foreign exchange effect of approximately $30 million due to the generally stronger US dollar relative to 1997. At comparable foreign exchange rates, sales internationally grew 1%.

     Gross profit as a percentage of net sales remained relatively constant at 49.4% compared to 49.6% in 1997. As a percentage of net sales, advertising and promotion expenses increased approximately one percentage point to 17.0%, and selling and administrative expenses increased two percentage points to 18.5%. Both these ratios increased relative to last year as a result of unanticipated cutbacks in buying by retailers due to a continuing shift by these retailers to just-in-time inventory management. To respond to such shifts, the Company took appropriate actions to adjust its own shipping to more of a just-in-time pattern. As a result, products that would have previously been shipped in December will be shipped closer to the time that they will be purchased by the consumer. The Company plans to manage its advertising and selling and administrative levels in 1999 to bring them back in line with its historical ratios. Amortization of intangibles increased by $9.8 million, mainly due to the amortization of goodwill in connection with the 1998 acquisitions of Pleasant Company and Bluebird Toys PLC ("Bluebird").

     Interest expense increased $20.7 million primarily due to increased short- and long-term borrowings to finance the Company's 1998 acquisitions of Pleasant Company and Bluebird.

1997 Compared to 1996

Net income for 1997 was $285.2 million or $0.93 per diluted share as compared to $372.2 million or $1.23 per diluted share in 1996. 1997 net income was impacted by a $209.7 million after-tax charge ($0.71 per diluted share) related to a nonrecurring charge for transaction, integration and restructuring costs related to the Mattel restructuring and Tyco integration, and an extraordinary loss of $4.6 million net of taxes ($0.01 per diluted share) for the early retirement of debt assumed as part of the Tyco merger. Net sales for 1997 were $4.83 billion, an increase of 7% from $4.54 billion in 1996. Sales growth included a $138.5 million unfavorable foreign exchange effect from the generally stronger US dollar relative to 1996. Sales in the Girls category grew 4% due to the strength in Barbie(R) and Barbie(R)-related products, partially offset by declines in large and small dolls. Sales in the Infant and Preschool category increased 15%, led by strength in Sesame Street(R) and Disney's Winnie the Pooh(R), partially offset by a decline in Fisher-Price(R) products. The Wheels category increased 21%, driven by an increase in Hot Wheels(R). Sales in the Entertainment category, which includes Disney and Nickelodeon(R), decreased 4%.

     Sales to customers within the US grew 14% and accounted for 66% of consolidated gross sales in 1997 compared to 62% in 1996. Sales to customers outside the US decreased 5%, including the unfavorable foreign exchange effect of the generally stronger US dollar relative to the prior year. At comparable foreign exchange rates, sales internationally grew 3%.

     Gross profit as a percentage of net sales increased to 49.6% from 48.9%, principally due to improved product mix. As a percentage of net sales, advertising and promotion expenses decreased approximately one percentage point to 16.1%, primarily due to cost savings realized from the Company's merger with Tyco. As a percentage of net sales, other selling and administrative expenses decreased to 16.5% from 17.0%, reflecting the impact of the Company's effort to control costs and direct cost savings realized from the 1997 Tyco integration and Mattel restructuring plan.

     Interest expense decreased $10.1 million largely due to lower average domestic short-term borrowings during 1997.

Income Taxes

The effective income tax rate was approximately 29% in 1998 compared to 32% in 1997 and 31% in 1996. The effective tax rate decreased in 1998 due to an increase in income earned in locations with lower tax rates and a reduction in restructuring expenses without income tax benefits.

     Pre-tax income earned from US operations as a percentage of the consolidated pre-tax income is less than the sales to US customers as a percentage of the consolidated gross sales. This difference results from corporate headquarters expenses incurred n the US that decreased US pre-tax income and from profits from foreign manufacturing activities that relate to sales ultimately made to US customers.

Financial Position

The Company's financial position remained strong in 1998 primarily due to its profitable operating results. At December 31, 1998, the Company's cash position was $212.4 million, compared to $694.9 million as of the end of 1997. Cash decreased $482.5 million primarily due to cash consideration paid in connection with the acquisitions of Pleasant Company and Bluebird. Accounts receivable decreased $108.4 million to $983.1 million due to lower orders by major

                                              Mattel, Inc. and Subsidiaries   28


retailers in fourth quarter 1998. Inventories increased $155.5 million to $584.4 million, reflecting the sales shortfall in the 1998 fourth quarter and the addition of Pleasant Company inventory. Property, plant and equipment, net grew $134.9 million to $736.5 million due to assets acquired as part of the acquisition of Pleasant Company and investments in the expansion of the Company's manufacturing facilities located in Mexico and Asia. Intangibles increased $719.4 million to nearly $1.25 billion due to goodwill generated from the Pleasant Company and Bluebird acquisitions.

     Short-term borrowings increased $116.5 million compared to 1997 from financing the acquisitions of Pleasant Company and Bluebird. Current portion of long-term liabilities increased $19.9 million primarily due to the reclassification of $30.0 million in medium-term notes payable in 1999 from long-term debt.

     A summary of the Company's capitalization is as follows:

                                                  As of Year End
                                      -----------------------------------
(In millions)                                1998                 1997
-------------------------------------------------------------------------
Medium-term notes                     $  540.5    18%     $  520.5     20%
Senior notes                             400.0    14         100.0      4
Other long-term debt obligations          43.0     1          55.0      2
-------------------------------------------------------------------------
Total long-term debt                     983.5    33         675.5     26
Other long-term liabilities              141.3     5         132.8      5
Stockholders' equity                   1,820.2    62       1,822.1     69
-------------------------------------------------------------------------
                                      $2,945.0   100%     $2,630.4    100%
-------------------------------------------------------------------------

     Total long-term debt increased $308.0 million mainly due to the issuance of $300.0 million of senior notes to finance the acquisitions of Pleasant Company and Bluebird. Medium-term notes increased by $20.0 million due to the issuance of $50.0 million in notes, partially offset by the reclassification of $30.0 million payable in 1999 to current portion of long-term debt. The Company expects to satisfy its future long-term capital needs through the retention of corporate earnings and the issuance of long-term debt instruments. In November 1998, the Company filed its current universal shelf registration statement allowing it to issue up to $400.0 million of debt and equity securities, all of which was available to be issued as of December 31, 1998. Stockholders' equity of $1.8 billion remained consistent with 1997 as a result of treasury stock purchases and dividend declarations on common and preferred stock, which were largely offset by profitable operating results and reissuance of treasury stock for the exercise of nonqualified stock options by the Company's employees.

Liquidity

The Company's primary sources of liquidity over the last three years have been cash on hand at the beginning of the year, cash flows generated from operations, long-term debt issuances and short-term seasonal borrowings. Profitable operating activities generated cash flows of $547.5 million during 1998, compared to $481.9 million in 1997 and $524.8 million in 1996.

     The Company invested its cash flows during the last three years in the acquisitions of Pleasant Company and Bluebird, additions to tooling in support of new products, and construction of new manufacturing facilities.

     The Company received cash flows from the issuance of senior notes in 1998 and medium-term notes in 1998 and 1997. Cash received from these debt issuances was used to fund the acquisitions of Pleasant Company and Bluebird, to retire higher-cost debt and to support operating activities. In 1998, the Company repaid the long-term debt and mortgage note assumed as part of the Pleasant Company acquisition. In 1997, the Company redeemed the 10-1/8% notes assumed as part of the acquisition of Tyco and repaid its 6-7/8% senior notes upon maturity. Cash was also spent during the last three years to purchase treasury stock to provide shares for issuance under the Company's employee stock option plans and the exercise of outstanding warrants. In addition, over the last three years, the Company has consistently increased its cash payments for common dividends.

Seasonal Financing

The Company expects to finance its seasonal working capital requirements for the coming year by using existing and internally generated cash, issuing commercial paper, selling certain trade receivables and using various short-term bank lines of credit. The Company's domestic committed unsecured credit facility provides $1.0 billion in short-term borrowings from a commercial bank group. This facility provides for up to $700.0 million in advances and backup for commercial paper issuances, and up to an additional $300.0 million for nonrecourse purchases of certain trade accounts receivable by the bank group over the next four years. Under its domestic credit facility, the Company is required to meet financial covenants for consolidated debt-to-capital and interest coverage. Currently the Company is in compliance with such covenants.

     The Company also expects to have approximately $370 million of individual short-term foreign credit lines with a number of banks available in 1999, which will be used as needed to finance seasonal working capital requirements of certain foreign affiliates.

Pending Business Combination

In December 1998, Mattel and The Learning Company entered into a merger agreement. The stock-for-stock transaction is subject to approval by the stockholders of both Mattel and The Learning Company and by certain regulatory agencies. The merger will be accounted for as a pooling of interests, which means that for accounting and financial reporting purposes, Mattel and The Learning Company will treat their companies as if they had always been combined. The combined company will likely incur transaction costs of approximately $75 million to $85 million, including investment banking, legal and accounting fees, and contractual incentive benefits. Management believes the merger will be completed in the second quarter of 1999. The number of shares of Mattel common stock to be issued to The Learning Company's common and preferred stockholders, together with the Mattel common stock to be issued upon the exchange of the exchangeable shares of The Learning Company's Canadian subsidiary, is expected to represent between approximately 27% and 30% of Mattel's outstanding voting power after the merger, depending on the actual exchange ratio at the time of the merger.

                                              Mattel, Inc. and Subsidiaries   29
Acquisitions

During 1998, the Company acquired Pleasant Company and Bluebird. These acquisitions were accounted for using the purchase method of accounting, which means that the results of operations of the acquired companies have been included in Mattel's consolidated financial statements from their respective dates of acquisition. Proforma financial information for these acquisitions has not been presented since they did not meet the test of significance individually or in the aggregate.

     In July 1998, the Company completed its acquisition of Pleasant Company, a Wisconsin-based direct marketer of books, dolls, clothing, accessories, and activity products included under the American Girl(R) brand name. The Company paid approximately $715 million, including investment advisor and other costs directly related to the acquisition. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $690 million. Total excess has been allocated to customer lists, a covenant not-to-compete, and magazine subscription lists that are being amortized on a straight-line basis over a 3 to 15 year period, with the remaining excess being amortized on a straight-line basis over 40 years.

     In June 1998, the Company acquired Bluebird, a company organized in the United Kingdom, from which Mattel previously licensed the product designs for the Polly Pocket(R) and Disney Tiny Collections brands, as well as the Polly Pocket(R) trademarks. The Company paid approximately $80 million, which included investment advisor and other directly related expenses. Intercompany accounts and transactions between Mattel and Bluebird have been eliminated from the consolidated financial statements. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $60 million, which is being amortized on a straight-line basis over 40 years.

Business Combination and Related Integration and Restructuring Charge

In March 1997, the Company completed its merger with Tyco. The merger was accounted for as a pooling of interests, which means that for accounting and financial reporting purposes, Mattel's consolidated financial statements have been restated to present the combined companies' financial position and results of operations for 1996 through 1997. Under the merger agreement, each Tyco common stockholder received 0.48876 shares of Mattel common stock for each share of Tyco common stock outstanding, which resulted in the issuance of approximately 17 million Mattel common shares. Each share of Tyco Series B and Series C preferred stock was converted into like Mattel preferred stock.

     In connection with this merger, the Company commenced an integration and restructuring plan and recorded a $275.0 million pre-tax charge against operations in March 1997. After related tax effects, the Company's 1997 earnings were impacted by $0.71 per diluted share as a result of the net $209.7 million charge. The integration and restructuring activity was substantially complete as of December 31, 1998. The Company realized annualized cost savings of approximately $160 million, mainly in the areas of cost of production, advertising, selling and administrative expenses, and financing costs.

Special Charges

In the 1998 third quarter, the Company voluntarily recalled certain Power Wheels(R) ride-on vehicles and recognized a $38.0 million pre-tax charge in its results of operations. After related tax effects, the net $27.2 million charge impacted the 1998 earnings by $0.09 per diluted share. The recall did not result from any serious injury, and involves the replacement of electronic components that may overheat, particularly when consumers make alterations to the product. The Company believes the amount reserved will be sufficient to cover all costs associated with the recall.

     In the 1998 fourth quarter, the Company recognized a $6.0 million pre-tax charge related to the proposed settlement of the Toys R Us-related antitrust litigation. After related tax effects, the net $4.3 million charge impacted the 1998 earnings by $0.01 per diluted share. The Company is required to make cash and toy contributions prior to November 1999 according to the terms of the proposed settlement agreement.

Litigation

- Beaverton, Oregon

The Company operates a manufacturing facility on a leased property in Beaverton, Oregon that was acquired as part of its merger with Tyco. In March 1998, samples of groundwater used by the facility for process water and drinking water disclosed elevated levels of certain chemicals, including trichloroethylene ("TCE"). The Company immediately closed the water supply and self-reported the sample results to the Oregon Department of Environmental Quality ("DEQ") and the Oregon Health Division. The Company also implemented an employee communication and medical screening program.

     In November 1998, the Company and another potentially responsible party entered into a consent order with the DEQ to conduct a remedial investigation/feasibility study at the site, to propose an interim remedial action measure and to continue the community outreach program to employees, former employees and surrounding landowners. It is not presently possible to estimate the cost to the Company related to the DEQ's investigation and any subsequent orders for future work.

- Toys R Us

On September 25, 1997, an administrative law judge of the Federal Trade Commission issued his initial decision in the matter In re Toys R Us, Inc. The administrative law judge made findings of fact and conclusions of law that the toy retailer Toys R Us, Inc. had violated federal antitrust laws and entered into vertical and horizontal arrangements with various toy manufacturers, including Mattel, whereby the manufacturers would refuse to do business with warehouse clubs, or would do business with warehouse clubs only on terms acceptable to Toys R Us. On October 13, 1998, the Federal Trade Commission issued an opinion and a final order affirming the findings and conclusions of the administrative law judge. Toys R Us has now filed a notice of appeal in the United States Court of Appeals for the Seventh Circuit.

     Following the announcement of the administrative law judge's decision, the Company was named as a defendant, along with certain other toy manufacturers, in a number of antitrust actions in various

                                                  Mattel, Inc. Subsidiaries   30


states related to the Toys R Us matter. The Company has also been named as a defendant in a series of private treble damage class actions under federal antitrust laws that have been filed in various federal district courts.

     Since May 1998, the Company has participated in settlement negotiations being conducted with the aid of a mediator. In connection with a proposed settlement, the Company recognized a $6.0 million pre-tax charge in the fourth quarter of 1998. After related tax effects, the net $4.3 million charge impacted the Company's 1998 earnings by $0.01 per diluted share. The proposed settlement agreement calls for the Company to make cash and toy contributions prior to November 1999. Until such time as these matters are concluded in the various courts involved, the Company intends to vigorously defend itself in the litigation in which it was named involving Toys R Us.

- Greenwald

On October 13, 1995, Michelle Greenwald filed a complaint against the Company in Superior Court of the State of California, County of Los Angeles. Ms. Greenwald is a former employee whom the Company terminated in July 1995. Her complaint sought $50 million in general and special damages, plus punitive damages, for breach of oral, written and implied contract, wrongful termination in violation of public policy and violation of California Labor Code Section 970. Ms. Greenwald claimed that her termination resulted from complaints she made to management concerning general allegations that the Company did not properly account for sales and certain costs associated with sales and more specific allegations that the Company failed to properly account for certain royalty obligations to The Walt Disney Company. During 1996 and 1997, the Company filed motions for summary judgment on all areas of her complaint and these motions were granted. In 1998, Ms. Greenwald filed a notice of appeal, which is scheduled to be considered in March 1999. The Company intends to defend the action vigorously, including her appeal.

- Pending Business Combination

During December 1998, a total of six separate purported class action complaints were filed by several stockholders of The Learning Company in the Court of Chancery of the State of Delaware in and for New Castle County against The Learning Company and its board of directors for alleged breaches of fiduciary duties in connection with the proposed merger. The six complaints have since been consolidated. The consolidated complaint seeks the certification as a class of all The Learning Company stockholders, an injunction against the merger, rescission if the merger is consummated, damages, costs and disbursements, including attorneys' fees. The consolidated complaint alleges that The Learning Company board of directors breached their fiduciary duties to The Learning Company's stockholders by, among other things, failing to conduct due diligence sufficient to have discovered material, adverse information concerning Mattel's anticipated operational and financial results and agreeing to an exchange ratio that failed to protect The Learning Company stockholders against a decline in the value of Mattel common stock. The consolidated complaint names Mattel as an additional defendant, claiming that Mattel aided and abetted the alleged breaches of fiduciary duty. Mattel will aggressively defend itself against the action and will continue to pursue the merger.

- Other Matters

The Company is also involved in various other litigation and legal matters, including claims related to intellectual property, product liability, labor, and environmental cleanup, which the Company is addressing or defending in the ordinary course of business. Management believes that any liability, which may potentially result upon resolution of such matters, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Commitments

In the normal course of business, the Company enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery, and to obtain and protect the Company's right to create and market certain products. These arrangements include commitments for future inventory purchases and royalty payments. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the term of the contracts.

     As of December 31, 1998, the Company had outstanding commitments for 1999 purchases of inventory of approximately $60 million. Licensing and similar agreements with terms extending through the year 2003 contain provisions for future guaranteed minimum payments aggregating approximately $371 million. In addition, under a certain licensing agreement, the Company may have additional commitments of up to $37.8 million in the year 2000 payable over three years.

Foreign Currency Risk

The Company's results of operations and cash flows can be impacted by exchange rate fluctuations. To limit the exposure associated with exchange rate movements, the Company enters into foreign currency forward exchange and option contracts primarily to hedge its purchase of inventory, sales and other intercompany transactions denominated in foreign currencies. The Company's results of operations can also be affected by the translation of foreign revenues and earnings into US dollars.

     Market risk exposures exist with respect to the settlement of foreign currency transactions during the year because currency fluctuations cannot be predicted with certainty. The Company seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure. In addition, the Company manages its exposure through the selection of currencies used for foreign borrowings and intercompany invoicing. The Company does not trade in financial instruments for speculative purposes.

     The Company's foreign currency forward exchange contracts that were used to hedge firm foreign currency commitments as of December 31, 1998 and 1997 are shown in the following table.

     These contracts generally mature within 18 months from the date of execution. Contracts outstanding at year-end mature during the next 13 months. All contracts are against the US dollar and are maintained by reporting units with a US dollar functional currency, with the exception of the Indonesian rupiah contracts that are maintained by an entity with a rupiah functional currency.

                                              Mattel, Inc. and Subsidiaries   31


     For the purchase of foreign currencies, fair value reflects the amount, based on dealer quotes, that the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1998 and 1997. For the sale of foreign currencies, fair value reflects the amount, based on dealer quotes, that the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1998 and 1997. The differences between the fair value and the contract amounts are expected to be fully offset by foreign currency exchange gains and losses on the underlying hedged transactions.


                                                    Buy                                  Sell
                                  -----------------------------------   -----------------------------------
                                                  Weighted                              Weighted
                                  Contract         Average       Fair   Contract         Average       Fair
(In thousands of US dollars)        Amount   Contract Rate      Value     Amount   Contract Rate      Value
-----------------------------------------------------------------------------------------------------------
1998
German marks                      $ 19,119            1.67   $ 18,984   $144,660            1.68   $145,688
Italian lira                        20,014        1,764.00     21,155     68,358        1,660.00     67,950
Hong Kong dollars                   55,829            8.02     57,790          -               -          -
French francs                       27,435            5.62     27,536      9,105            5.82      9,479
British pounds sterling              6,548            0.60      6,415     66,856            0.61     66,950
Canadian dollars                    16,144            1.55     16,545     18,794            1.46     18,119
Spanish pesetas                      5,625          142.30      5,577      2,899          148.23      2,997
Dutch guilders                       5,079            1.89      5,050      8,086            1.96      8,342
Japanese yen                             -               -          -     12,501          116.00     12,759
Australian dollars                   4,988            1.66      5,268     21,610            1.58     21,732
Belgian francs                           -               -          -     11,641           35.46     11,871
Swiss francs                        18,341            1.37     18,251          -               -          -
Mexican peso                             -               -          -     22,000           10.02     21,956
Indonesian rupiah                   10,000       15,720.50     19,183          -               -          -
Singapore dollar                         -               -          -      3,962            1.64      3,943
Brazilian real                           -               -          -      2,500            1.25      2,554
-----------------------------------------------------------------------------------------------------------
                                  $189,122                   $201,754   $392,972                   $394,340
-----------------------------------------------------------------------------------------------------------
1997
German marks                      $ 19,179            1.78   $ 18,972   $ 65,119            1.77   $ 64,941
Italian lira                        38,277        1,800.00     39,203     53,161        1,749.00     52,585
Malaysian ringitts                  53,304            3.08     41,551          -               -          -
Hong Kong dollars                  148,084            8.04    149,108      2,527            7.76      2,532
French francs                            -               -          -     38,166            5.86     37,639
British pounds sterling             32,548            0.61     32,751     72,580            0.63     73,570
Canadian dollars                    22,608            1.42     22,474          -               -          -
Spanish pesetas                          -               -          -     13,858          148.99     13,668
Dutch guilders                      12,778            2.00     12,666     36,285            1.96     35,719
Japanese yen                             -               -          -      7,956          125.73      7,659
Australian dollars                   6,398            1.54      6,391          -               -          -
Belgian francs                           -               -          -     55,126           36.48     54,515
Swiss francs                        13,677            1.44     13,454          -               -          -
Mexican peso                             -               -          -      4,200            8.05      4,138
Indonesian rupiah                   15,230        3,930.78      9,891          -               -          -
Singapore dollar                         -               -          -      4,107            1.72      4,203
-----------------------------------------------------------------------------------------------------------
                                  $362,083                   $346,461   $353,085                   $351,169
-----------------------------------------------------------------------------------------------------------

     The Company did not enter into any new foreign currency option contracts during 1998, and no option contracts remained outstanding as of December 31, 1998. As of December 31, 1997, the total amount of the option contracts was $93.5 million and the fair value was $90.5 million. Fair value reflects the amount of US dollars the Company would receive from the current contracts, less the option value. The option value is determined based on dealer quotes for contracts involving the same currencies and maturity dates.

Euro

The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the European Union that adopt the Euro. The transition period for member states joining the Monetary Union began on January 1, 1999 and will end on July 1, 2002 when the national currencies of member states will cease to exist. Currently, the Company is unable to assess whether the adoption of the Euro by the Monetary Union will have a material impact on its financial position or results of operations in the future.

Manufacturing Risk

The Company owns and operates manufacturing facilities and utilizes third-party manufacturers throughout Asia, primarily in China, Indonesia, Malaysia and Thailand. A risk of political instability and civil unrest exists in these countries, which could temporarily or permanently damage the Company's manufacturing operations located there. The Company's business, financial position and results of operations would be negatively impacted by a significant disruption to its manufacturing operations or suppliers.

Effects of Inflation

Inflation rates in the US and in major foreign countries where the Company does business have not had a significant impact on its results of operations or financial position during the three years

                                              Mattel, Inc. and Subsidiaries   32


ended December 31, 1998. The US Consumer Price Index increased 1.6% in 1998, 1.7% in 1997 and 3.3% in 1996. The Company receives some protection from the impact of inflation from high turnover of inventories and its ability to pass on higher prices to consumers.

Year 2000 Update

Many currently installed computer systems and software products, including several used by the Company, are coded to accept only two-digit (rather than four-digit) entries in the date code field used to define the applicable year. In such instances, the first two characters are assumed to be "19". Beginning in the year 2000 or perhaps earlier if referencing a date in the year 2000, such computer systems and software products may recognize a date using "00" as the year 1900, rather than the year 2000, which could result in miscalculations or system failures. To address the year 2000 issue, in early 1998 the Company established a project team and initiated a comprehensive plan that is designed to assess, remediate and test Mattel's internal systems, hardware and processes, including key operational, manufacturing and financial systems. The progress of this plan is continually monitored and regularly reported to management. In addition, the Company's board of directors is regularly informed about the year 2000 issue both generally and as it may affect the Company's business.

     The Company's internal year 2000 project team oversees all aspects of implementing the plan. The team is comprised of staff members from the information systems department having the requisite knowledge of the Company's computer systems, including all the technical aspects of the systems. Key user group designees from business areas are included on each system team, which is guided by a central project team. The Company does not plan on engaging outside consultants, technicians or other external resources to assist in formulating and implementing the program.

     The Company's plan adheres to a multi-step process that includes five distinct phases of activity: (1) awareness; (2) inventory and risk assessment;
(3) code and system modification; (4) testing; and (5) contingency planning.

     Under the first two phases of the plan, all operational, manufacturing and financial systems were inventoried and evaluated. This inventory included all software systems, computer hardware, facilities, and production equipment containing or depending upon a computer chip. As a result of such evaluation, the Company established detailed plans and action steps required to address all aspects of the year 2000 issue, including all code and system modifications (phase 3). The Company has completed the awareness, inventory and code change phases of the plan as scheduled prior to December 1998. Critical system verification and testing (phase 4) is expected to be complete by July 1999.

     The Company initiated formal communications with each of its significant suppliers and customers to determine the extent to which they are addressing the year 2000 issue and the effect on its business should those parties fail to adequately address the issue. To date, the Company has received responses from the majority of the initial contacts. These responses have been positive and support the overall initiatives toward achieving year 2000 compliance. The Company is actively following-up with those customers and suppliers failing to reply to the initial inquiry.

     Due to the general uncertainty inherent in the year 2000 issue, largely resulting from uncertainty of the readiness of third-party suppliers and customers, the Company is currently unable to assess the overall impact on its business. The risk of third-party suppliers and customers not correcting a material year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations of such suppliers, customers, and/or the Company. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial position. As a result, during the first half of 1999 the Company is developing contingency plans (phase
5), which it expects to be complete by July 1999. Contingency planning is being done on a worldwide basis by all the business units. Each unit will concentrate on factors external to the Company which may adversely impact their ability to conduct operations. Specifically, for those locations where a high likelihood of a material failure exists, the Company will establish revised procedures for managing operations, including identification of alternate suppliers and vendors whose systems are year 2000 compliant.

     While there is no guarantee, management believes that the Company's year 2000 plan should greatly reduce its level of uncertainty about the issue and mitigate the possibility of significant interruptions of ongoing operations. Additionally, its global presence and broad-based manufacturing capability should provide the Company with numerous options to further mitigate the risk of year 2000 non-compliance.

     As of December 31, 1998, the Company has spent approximately $6 million and expects to incur a total of approximately $10 million in connection with addressing the year 2000 issue. These costs are largely due to the use of internal resources dedicated to achieving year 2000 compliance. Costs are charged to expense as they are incurred. Work on the year 2000 issue has not delayed any internal projects that would have a material effect on the Company's consolidated financial position or results of operation. All costs of addressing the year 2000 issue will be funded from internally generated cash.

     The Company sells software products as part of its core businesses. All software products currently available for sale to consumers and those products previously purchased by consumers are year 2000 compliant. Software products manufactured for the Company by third-parties under licensing agreements have been certified as year 2000 compliant by such manufacturers. The Company will continue to ensure that all its software products in development are year 2000 compliant.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is required to adopt this statement for its fiscal year beginning January 1, 2000. Management believes the adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

                                              Mattel, Inc. and Subsidiaries   33

Consolidated Balance Sheets
-------------------------------------

                                                                                   December 31,   December 31,
(In thousands)                                                                             1998           1997
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                                                               $  212,454     $  694,947
  Accounts receivable, less allowances of $41.2 million at December 31, 1998
    and $30.7 million at December 31, 1997                                              983,050      1,091,416
  Inventories                                                                           584,358        428,844
  Prepaid expenses and other current assets                                             277,948        246,529
--------------------------------------------------------------------------------------------------------------
        Total current assets                                                          2,057,810      2,461,736
--------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment
  Land                                                                                   35,113         29,556
  Buildings                                                                             271,580        198,396
  Machinery and equipment                                                               512,225        453,978
  Capitalized leases                                                                     23,271         24,625
  Leasehold improvements                                                                 82,643         68,179
--------------------------------------------------------------------------------------------------------------
                                                                                        924,832        774,734
  Less: accumulated depreciation                                                        375,724        336,946
--------------------------------------------------------------------------------------------------------------
                                                                                        549,108        437,788
  Tools, dies and molds, net                                                            187,349        163,809
--------------------------------------------------------------------------------------------------------------
  Property, plant and equipment, net                                                    736,457        601,597
--------------------------------------------------------------------------------------------------------------
Other Noncurrent Assets
  Goodwill, net                                                                       1,253,531        534,128
  Other assets                                                                          214,367        206,330
--------------------------------------------------------------------------------------------------------------
                                                                                     $4,262,165     $3,803,791
==============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                                                              $  134,006     $   17,468
  Current portion of long-term liabilities                                               33,518         13,659
  Accounts payable                                                                      293,421        310,117
  Accrued liabilities                                                                   651,013        629,445
  Income taxes payable                                                                  205,253        202,735
--------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     1,317,211      1,173,424
--------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
  6-3/4% senior notes, due 2000                                                         100,000        100,000
  6% senior notes, due 2003                                                             150,000              -
  6-1/8% senior notes, due 2005                                                         150,000              -
  Medium-term notes                                                                     540,500        520,500
  Mortgage note                                                                          43,007         43,573
  Other                                                                                 141,249        144,224
--------------------------------------------------------------------------------------------------------------
        Total long-term liabilities                                                   1,124,756        808,297
--------------------------------------------------------------------------------------------------------------
Stockholders' Equity
  Preferred stock, Series C $1.00 par value, $125.00 liquidation preference per share, 772.8 thousand shares authorized; 771.9 thousand shares issued and
    outstanding in 1998 and 1997, respectively                                              772            772
  Common stock $1.00 par value, 1.0 billion shares authorized; 300.4 million shares
    issued in 1998 and 1997, respectively                                               300,381        300,381
  Additional paid-in capital                                                            482,662        509,172
  Treasury stock at cost; 14.3 million and 8.8 million shares in 1998 and 1997,
    respectively                                                                       (495,347)      (285,420)
  Retained earnings                                                                   1,724,677      1,490,804
  Accumulated other comprehensive loss                                                 (192,947)      (193,639)
--------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                    1,820,198      1,822,070
--------------------------------------------------------------------------------------------------------------
                                                                                     $4,262,165     $3,803,791
==============================================================================================================

Commitments and Contingencies (See accompanying notes.)

The accompanying notes are an integral part of these statements.

                                              Mattel, Inc. and Subsidiaries   34

Consolidated Statements of Operations
----------------------------------------

                                                                                                 For the Year
                                                                             --------------------------------------------
(In thousands, except per share amounts)                                            1998             1997            1996
-------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                     $4,781,892       $4,834,616      $4,535,332
Cost of sales                                                                  2,418,899        2,434,616       2,315,574
-------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                   2,362,993        2,400,000       2,219,758
Advertising and promotion expenses                                               813,293          779,139         778,919
Other selling and administrative expenses                                        882,127          796,952         772,335
Amortization of intangibles                                                       41,929           32,179          32,489
Special charges                                                                   44,000                -               -
Restructuring and integration charges                                                  -          275,000               -
Interest expense                                                                 110,833           90,130         100,226
Other expense (income), net                                                        5,748            1,518            (967)
-------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Extraordinary Item                                465,063          425,082         536,756
Provision for income taxes                                                       132,799          135,288         164,532
-------------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Item                                                 332,264          289,794         372,224
Extraordinary item - loss on early retirement of debt                                  -           (4,610)              -
-------------------------------------------------------------------------------------------------------------------------
Net Income                                                                       332,264          285,184         372,224
Preferred stock dividend requirements                                              7,960           10,505           7,391
-------------------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Shares                                        $  324,304       $  274,679      $  364,833
=========================================================================================================================
Basic Income Per Common Share
Income before extraordinary item                                              $     1.11       $     0.96      $     1.26
Extraordinary item - loss on early retirement of debt                                  -            (0.01)              -
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $     1.11       $     0.95      $     1.26
=========================================================================================================================
Weighted average number of common shares                                         291,481          290,450         290,393
=========================================================================================================================
Diluted Income Per Common Share
Income before extraordinary item                                              $     1.10       $     0.94      $     1.23
Extraordinary item - loss on early retirement of debt                                  -            (0.01)              -
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $     1.10       $     0.93      $     1.23
=========================================================================================================================
Weighted average number of common and common equivalent shares                   303,243          295,653         303,057
=========================================================================================================================
Dividends Declared Per Common Share                                           $     0.31       $     0.27      $    0.24
=========================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated results for 1997 and 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests. See Note 7.

                                             Mattel, Inc. and Subsidiairies   35


Consolidated Statements of Cash Flows
------------------------------------------

                                                                                                          For the Year
                                                                                     --------------------------------------------
(In thousands)                                                                              1998             1997            1996
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                                           $   332,264        $ 285,184       $ 372,224
Adjustments to reconcile net income to net cash flows from operating activities:
   Noncash restructuring and integration charges                                               -           90,382               -
   Loss on early retirement of debt, net of tax                                                -            4,610               -
   Depreciation                                                                          169,116          154,994         144,672
   Amortization                                                                           45,789           34,917          36,671
Increase (decrease) from changes in assets and liabilities:
   Accounts receivable                                                                   140,248         (201,909)        (71,348)
   Inventories                                                                           (47,715)         (33,012)        (38,304)
   Prepaid expenses and other current assets                                             (16,295)         (75,810)         15,310
   Accounts payable, accrued liabilities and income taxes payable                        (83,865)         161,640          58,072
   Deferred compensation and other retirement plans                                        2,690              369           9,110
   Deferred income taxes                                                                    (999)          64,015          (2,147)
   Other, net                                                                              6,268           (3,526)            551
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                                 547,501          481,854         524,811
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Purchases of tools, dies and molds                                                      (114,387)         (96,006)       (108,641)
Purchases of other property, plant and equipment                                        (161,860)        (125,567)       (122,498)
Payment for acquisitions, net of cash acquired                                          (782,588)          (8,625)         (8,625)
Investment in other long-term assets                                                     (10,783)          (7,816)        (25,114)
Proceeds from sale of business and other property, plant and equipment                    18,667           31,484           6,250
Net proceeds from sales of marketable securities                                               -                -          17,315
Other, net                                                                                (1,484)             566             317
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows used for investing activities                                          (1,052,435)        (205,964)       (240,996)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Short-term borrowings, net                                                               109,110           (6,957)        (45,652)
Proceeds from issuance of notes                                                          350,000          310,000               -
Payments of long-term debt                                                               (99,310)        (234,823)        (33,717)
Exercise of stock options and warrants including related tax benefit                     114,656           59,677          99,614
Purchase of treasury stock                                                              (351,093)        (227,932)       (269,771)
Sale of treasury stock                                                                         -           71,248               -
Issuance of preferred stock                                                                    -                -          92,702
Payment of dividends on common and preferred stock                                       (97,970)         (84,537)        (66,473)
Other, net                                                                                (1,050)          (2,904)         (3,127)
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows from (used) for financing activities                                       24,343         (116,228)       (226,424)
---------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                                   (1,902)         (14,986)           (806)
---------------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                                             (482,493)         144,676          56,585
Cash at Beginning of Year                                                                694,947          550,271         493,686
---------------------------------------------------------------------------------------------------------------------------------
Cash at End of Year                                                                  $   212,454        $ 694,947       $ 550,271
=================================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated results for 1997 and 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests. See Note 7.

                                              Mattel, Inc. and Subsidiaries   36


Consolidated Statements of Stockholders' Equity
-----------------------------------------------

                                                                                                         Accumulated
                                                                  Additional                                   Other         Total
                                           Preferred      Common     Paid-In    Treasury      Retained Comprehensive Stockholders'
(In thousands)                                 Stock       Stock     Capital       Stock      Earnings  Income (Loss)       Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                      $ 52    $296,080    $432,150   $ (75,574)   $  994,645     $ (95,673)   $1,551,680
Comprehensive income:
  Net income                                                                                   372,224                     372,224
  Currency translation adjustments                                                                             8,728         8,728
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                           372,224         8,728       380,952
Purchase of treasury stock                                                      (269,771)                                 (269,771)
Restricted stock activity                                              2,770      (6,627)                                   (3,857)
Exercise of stock options                                     11      26,414                                                26,425
Issuance of treasury stock                                           (53,554)    124,315                                    70,761
Issuance of stock warrant                                             26,444                                                26,444
Issuance of preferred stock                      773                  91,929                                                92,702
Exercise of stock subscription warrants                               (9,507)     11,658                                     2,151
Dividends declared on common stock                                                             (65,825)                    (65,825)
Dividends declared on preferred stock              2                   1,650                    (7,391)                     (5,739)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       827     296,091     518,296    (215,999)    1,293,653       (86,945)    1,805,923
Comprehensive income (loss):
  Net income                                                                                   285,184                     285,184
  Currency translation adjustments                                                                          (106,694)     (106,694)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                                    285,184      (106,694)      178,490
Purchase of treasury stock                                                      (227,932)                                 (227,932)
Issuance of treasury stock                                           (45,486)    158,511                                   113,025
Exercise of stock options                                    636      23,927                                                24,563
Conversion of 7% notes                                       893      15,141                                                16,034
Conversion of preferred stock                    (55)      2,761      (2,706)                                                    -
Dividends declared on common stock                                                             (77,528)                    (77,528)
Dividends declared on preferred stock                                                          (10,505)                    (10,505)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       772     300,381     509,172    (285,420)    1,490,804      (193,639)    1,822,070
Comprehensive income:
  Net income                                                                                   332,264                     332,264
  Currency translation adjustments                                                                               692           692
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                           332,264           692       332,956
Purchase of treasury stock                                                      (351,393)                                 (351,393)
Issuance of treasury stock                                           (65,210)    141,466                                    76,256
Exercise of stock options                                             38,700                                                38,700
Dividends declared on common stock                                                             (90,431)                    (90,431)
Dividends declared on preferred stock                                                           (7,960)                     (7,960)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                      $772    $300,381    $482,662   $(495,347)   $1,724,677     $(192,947)   $1,820,198
==================================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated results for December 31, 1995 and 1996 have been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests. See Note 7.

                                              Mattel, Inc. and Subsidiaries   37


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Preparation

The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries ("Mattel" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation, and certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Investments in joint ventures and other companies are accounted for by the equity method or cost basis depending upon the level of the investment and/or the Company's ability to exercise influence over operating and financial policies. Financial data for 1997 and 1996 reflect the retroactive effect of the merger, accounted for as a pooling of interests, with Tyco Toys, Inc. consummated in March 1997 (see Note 7).

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income, expense and cash flow items are translated at weighted average exchange rates prevailing during the fiscal year. The resulting currency translation adjustments are recorded as a component of other comprehensive income or loss within stockholders' equity.

Cash

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 40 years for buildings, 18 months to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over 18 months to 3 years.

Intangibles and Long-Lived Assets

Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, and the cost of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 18 months to 40 years. Accumulated amortization was $228.2 million and $186.1 million as of December 31, 1998 and 1997, respectively.

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

Advertising Costs

The Company expenses the costs of media advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of catalogue production and mailing costs that are generally amortized within three months from the date catalogues are mailed. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under the Company's plans as such options are granted at not less than the quoted market price of the Company's common stock on the date of grant.

Income Taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Income and Dividends Per Common Share

The 1997 and 1996 share and per share data presented in these financial statements reflect the retroactive effects of the March 1997 Tyco merger.

                                              Mattel, Inc. and Subsidiaries   38



     In the 1997 fourth quarter, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. Accordingly, data for 1997 and 1996 have been restated to present basic and diluted income per common share.

     Basic income per common share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during each period. Earnings available to common stockholders represent reported net income less preferred stock dividend requirements.

     Diluted income per common share is computed by dividing diluted earnings available to common stockholders by the weighted average number of common and common equivalent shares outstanding during each period. The calculation of common equivalent shares assumes the exercise of dilutive stock options and warrants, net of assumed treasury share repurchases at average market prices, and conversion of dilutive preferred stock and convertible debt, as applicable. Diluted earnings available to common stockholders represent earnings available to common stockholders plus preferred stock dividend requirements and interest savings resulting from the assumed conversions of dilutive securities.

     A reconciliation of earnings available to common stockholders and diluted earnings available to common stockholders and the related weighted average shares for the years ended December 31 follows (in thousands):

                                     1998                  1997                   1996
                           -----------------------------------------------------------------
                             Earnings    Shares    Earnings    Shares     Earnings    Shares
--------------------------------------------------------------------------------------------
Income before
  extraordinary item         $332,264              $289,794               $372,224
Extraordinary item -
  loss on early
  retirement of debt                -                (4,610)                     -
--------------------------------------------------------------------------------------------
Net income                    332,264               285,184                372,224
Less: preferred
  stock dividend
  requirements                 (7,960)              (10,505)                (7,391)
--------------------------------------------------------------------------------------------
Earnings available
  to common
  stockholders               $324,304   291,481    $274,679     290,450   $364,833   290,393
Dilutive securities:
  Dilutive stock
    options                               3,369                   3,975                4,087
  Warrants                                  662                     639                  927
  7% Notes                          -         -         479         589        728       783
  Preferred stock
    dividend
    requirements                7,960     7,731           -           -      7,391     6,867
--------------------------------------------------------------------------------------------
  Diluted earnings
    available to
    common
    stockholders             $332,264   303,243    $275,158     295,653   $372,952   303,057
--------------------------------------------------------------------------------------------

     Premium price stock options totaling 18.7 million were excluded from the calculation of diluted earnings per share in 1998 because they were anti-dilutive in each quarter and for the full year. Preferred stock was excluded from the calculation of diluted earnings per share in 1997 because it was anti-dilutive. A warrant issued in 1996 to purchase 3.0 million shares of the Company's common stock was excluded from the calculation of diluted earnings per share because it was anti-dilutive in 1997 and 1996. The dilutive impact of this warrant was minimal in the first quarter and full year 1998 calculations and was anti-dilutive in the remaining quarters of 1998.

Foreign Currency Contracts

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

Note 2 - Income Taxes

Consolidated pre-tax income consists of the following (in thousands):

                                                   For the Year
                                    ----------------------------------
                                          1998        1997        1996
----------------------------------------------------------------------
US operations                         $ 57,965    $ 70,225    $206,668
Foreign operations                     407,098     354,857     330,088
----------------------------------------------------------------------
                                      $465,063    $425,082    $536,756
----------------------------------------------------------------------

     The provision for current and deferred income taxes consists of the following (in thousands):

                                                               For the Year
                                                    --------------------------------
                                                       1998       1997        1996
------------------------------------------------------------------------------------
Current
  Federal                                           $ 41,274    $ 55,056    $ 89,781
  State                                                5,500      15,745      13,200
  Foreign                                             98,800      80,395      64,165
------------------------------------------------------------------------------------
                                                     145,574     151,196     167,146
------------------------------------------------------------------------------------
Deferred
  Federal                                              1,825     (14,283)        549
  State                                               (1,400)      3,640       1,000
  Foreign                                            (13,200)     (7,962)     (4,163)
------------------------------------------------------------------------------------
                                                     (12,775)    (18,605)     (2,614)
------------------------------------------------------------------------------------
Provision including extraordinary item               132,799     132,591     164,532
Benefit allocated to extraordinary item                    -       2,697           -
------------------------------------------------------------------------------------
Total provision for income taxes                    $132,799    $135,288    $164,532
------------------------------------------------------------------------------------

     Deferred income taxes are provided principally for net operating loss carryforwards, certain reserves, depreciation, employee compensation-related expenses and certain other expenses that are

                                              Mattel, Inc. and Subsidiaries   39


recognized in different years for financial statement and income tax purposes. The Company's deferred income tax assets (liabilities) were comprised of the following (in thousands):

                                                                        As of Year End
                                                                   ---------------------
                                                                       1998       1997
----------------------------------------------------------------------------------------
Operating loss and tax credit carryovers                            $ 96,410    $102,713
Sales allowances and inventory reserves                               83,573      71,990
Deferred compensation                                                 36,123      27,680
Excess of tax basis over book basis                                   15,825      15,545
Restructuring and integration charges                                 15,349      36,446
Postretirement benefits                                               12,842      12,645
Other                                                                 42,000      20,651
----------------------------------------------------------------------------------------
     Gross deferred income tax assets                                302,122     287,670
----------------------------------------------------------------------------------------
Excess of book basis over tax basis                                  (14,392)    (13,453)
Retirement benefits                                                  (15,570)    (12,752)
Other                                                                 (9,159)    (10,816)
----------------------------------------------------------------------------------------
     Gross deferred income tax liabilities                           (39,121)    (37,021)
Deferred income tax asset valuation allowances                       (63,654)    (64,077)
----------------------------------------------------------------------------------------
Net deferred income tax assets                                      $199,347    $186,572
----------------------------------------------------------------------------------------

     Management considered all available evidence and determined that a valuation allowance of $63.7 million was required as of December 31, 1998 for certain tax credit and net operating loss carryforwards that would likely expire prior to their utilization. However, management feels it is more likely than not that the Company will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of the remaining net deferred tax assets of $199.3 million.

     Differences between the provision for income taxes at the US federal statutory income tax rate and the provision in the consolidated statements of operations were as follows (in thousands):

                                                                         For the Year
                                                          --------------------------------------
                                                               1998           1997          1996
------------------------------------------------------------------------------------------------
Provision at federal statutory rates                       $162,772       $148,779      $187,864
Increase (decrease) resulting from:
  Losses without income tax benefit                           1,821          1,468           835
  Foreign earnings taxed at different
    rates, including withholding taxes                      (44,301)       (42,503)      (30,517)
  State and local taxes, net of federal benefit               2,665         12,287         9,230
  Non-deductible restructuring costs                              -         20,150             -
  Other                                                       9,842         (4,893)       (2,880)
------------------------------------------------------------------------------------------------
Total provision for income taxes                           $132,799       $135,288      $164,532
------------------------------------------------------------------------------------------------

     Appropriate US and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries that the Company intends to permanently invest and upon which no deferred US income taxes have been provided is $1.2 billion at December 31, 1998. The additional US income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits.

     As of December 31, 1998, the Company has US net operating loss and credit carryforwards for federal income tax purposes of $40.0 million and $8.2 million, respectively. These carryforwards were generated primarily by Tyco prior to the March 1997 merger with Mattel. These net operating loss carryovers expire during the years 2007 to 2011, while $4.5 million of the tax credits have no expiration date and $3.7 million of the tax credits will expire during the years 1999 to 2003. Both carryforwards are subject to an annual limitation, but the Company expects to utilize the losses and credits before the expiration of their carryforward periods.

     In addition, the Company has a US net operating loss carryforward of approximately $46.1 million, which was generated by Universal Matchbox Ltd. and subsidiaries ("Matchbox") prior to their acquisition by Tyco. These loss carryforwards expire during the years 2000 to 2005 and are subject to an annual limitation, but the Company expects to utilize these losses before the expiration of the carryforward periods. Accordingly, the goodwill reported in the consolidated balance sheets attributable to Tyco's 1991 acquisition of Matchbox has been reduced to reflect the adjustment related to the tax effect of these losses.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $119.9 million ($87.2 million with no expiration date, $32.6 million expiring during the years 1999 to 2003, and $0.1 million expiring after 2003).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 1998, 1997 and 1996, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $38.7 million,$17.9 million and $26.3 million, respectively.

     The Internal Revenue Service has completed its examination of the Company's federal income tax returns through December 31, 1991.

Note 3 - Employee Benefits

The Company and certain of its subsidiaries have retirement plans covering substantially all employees of these companies. Expense related to these plans totaled $20.0 million, $19.0 million and $16.2 million in 1998, 1997 and 1996, respectively.

Pension Plans

The Company provides defined benefit pension plans, which satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). With the exception of the Fisher-Price Pension Plan, activity related to the Company's pension plans, including those of foreign affiliates, was not significant during the year.

     The components of net pension income for the Fisher-Price Pension Plan, based upon an October valuation date, for the years ended December 31, 1998, 1997 and 1996 are detailed below (in thousands):

                                                       For the Period Ended
                                                 --------------------------------
                                                     1998        1997        1996
---------------------------------------------------------------------------------
Service cost                                     $  2,508    $  2,594    $  2,671
Interest cost                                      10,929      10,327       8,866
Expected return on plan assets                    (18,949)    (16,163)    (14,784)
Amortization of:
  Unrecognized prior service cost                     108         134         150
  Unrecognized net asset                           (2,569)     (2,569)     (2,569)
Plan amendment loss (gain)                          1,154        (826)          -
---------------------------------------------------------------------------------
Net pension income                               $ (6,819)   $ (6,503)   $ (5,666)
---------------------------------------------------------------------------------

                                              Mattel, Inc. and Subsidiaries   40


     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets are as follows (in thousands):

                                                                              As of Year End
                                                                          -----------------------
                                                                               1998          1997
-------------------------------------------------------------------------------------------------
Funded status of the plan                                                  $41,335     $60,809
Unrecognized net gain                                                       (4,438)    (28,271)
Unrecognized prior service cost                                              1,366       1,474
Unrecognized net transition asset                                           (1,285)     (3,854)
-------------------------------------------------------------------------------------------------
Prepaid pension asset                                                      $36,978     $30,158
-------------------------------------------------------------------------------------------------

     Reconciliation of the assets and liabilities of Fisher-Price's domestic pension plan are as follows (in thousands):


                                                                              As of Year End
                                                                          -----------------------
                                                                               1998          1997
-------------------------------------------------------------------------------------------------
Change in Plan Assets
Plan assets at fair value, beginning of year                               $202,887      $157,507
Actual return on plan assets                                                  2,793        51,218
Benefits paid                                                                (7,768)       (5,838)
-------------------------------------------------------------------------------------------------
Plan assets at fair value, end of year                                     $197,912      $202,887
=================================================================================================
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of year                            $142,078      $131,379
Service cost                                                                  2,508         2,594
Interest cost                                                                10,929        10,327
Plan amendments                                                               1,154          (826)
Actuarial loss                                                                7,676         4,442
Benefits paid                                                                (7,768)       (5,838)
-------------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                                  $156,577      $142,078
=================================================================================================

                                                                             For the Period
                                                                  -------------------------------
                                                                     1998        1997        1996
-------------------------------------------------------------------------------------------------
Assumptions:
Weighted average discount rate                                       7.50%       7.75%       7.75%
Rate of future compensation increases                                4.00%       4.00%       4.00%
Long-term rate of return on plan assets                             11.00%      11.00%      11.00%
-------------------------------------------------------------------------------------------------

Other Retirement Plans

Domestic employees are eligible to participate in the Company's 401(k) savings plans, which are defined contribution plans satisfying ERISA requirements. The Company also maintains unfunded supplemental executive retirement plans which are nonqualified defined benefit plans covering certain key executives. For 1998, 1997 and 1996, the accumulated and vested benefit obligations and related expense of these plans were not significant.

Deferred Compensation and Excess Benefit Plans

The Company provides a deferred compensation plan which permits certain officers and key employees to elect to defer portions of their compensation. The deferred compensation plan, together with certain Company and employee contributions made to an excess benefit plan, earn various rates of return. The liability for these plans as of December 31, 1998 and 1997 was $47.8 million and $39.2 million, respectively. The Company's contribution to these plans and the related administrative expense were not significant to the results of operations during any year.

     In 1996, the Company purchased group trust-owned life insurance contracts designed to assist in funding these programs. The cash surrender value of these policies, valued at $40.7 million and $32.9 million as of December 31, 1998 and 1997, respectively, are held in an irrevocable rabbi trust which is included in other assets in the consolidated balance sheets.

Postretirement Benefits

Fisher-Price has an unfunded postretirement health insurance plan covering certain eligible domestic employees hired prior to January 1, 1993. Details of the expense for the Fisher-Price plan recognized in the consolidated financial statements for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands):

                                                                                 For the Year
                                                                       ----------------------------
                                                                           1998      1997      1996
---------------------------------------------------------------------------------------------------
Service cost                                                             $  218    $  284    $  344
Interest cost                                                             2,416     2,465     2,496
---------------------------------------------------------------------------------------------------
Net postretirement benefit cost                                          $2,634    $2,749    $2,840
---------------------------------------------------------------------------------------------------

     Amounts included in the Company's consolidated balance sheets for this plan are as follows (in thousands):

                                                                                    As of Year End
                                                                                  -----------------
                                                                                    1998       1997
---------------------------------------------------------------------------------------------------
Current retirees                                                                 $25,140    $23,846
Fully eligible active employees                                                    4,222      4,640
Other active employees                                                             4,239      4,829
---------------------------------------------------------------------------------------------------
  Accumulated postretirement benefit obligation                                   33,601     33,315
Unrecognized net loss                                                             (1,716)    (1,213)
---------------------------------------------------------------------------------------------------
Accrued postretirement benefit liability                                         $31,885    $32,102
---------------------------------------------------------------------------------------------------

     Reconciliation of the liabilities of Fisher-Price's postretirement health insurance plan are as follows (in thousands):

                                                                                    As of Year End
                                                                                  -----------------
                                                                                    1998       1997
---------------------------------------------------------------------------------------------------
Change in Accumulated Postretirement Benefit Obligation
Accumulated postretirement benefit obligation, beginning of year                 $33,315    $33,182
Service cost                                                                         218        284
Interest cost                                                                      2,416      2,465
Actuarial loss (gain)                                                                503       (383)
Benefits paid, net of participant contributions                                   (2,851)    (2,233)
---------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation, end of year                       $33,601    $33,315
---------------------------------------------------------------------------------------------------

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.50% for 1998 and 7.75% for 1997 and 1996. For all participants, the health care cost trend rate for expected claim costs was assumed to be 5.50% in 1998 and remaining constant thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate for each future

                                              Mattel, Inc. and Subsidiaries   41



year would have the following effect on the accumulated postretirement benefit obligation and the service and interest cost recognized as of and for the year ended December 31, 1998 (in thousands):

                                                           One Percentage Point
                                                           --------------------
                                                             Increase  Decrease
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                  $3,531   $(3,009)
Service and interest cost                                         256      (218)
-------------------------------------------------------------------------------

     The Company also maintains a contributory postretirement benefit plan for domestic employees of Mattel. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the Company's financial position and results of operations during any year.

Incentive Awards

The Company's Long-Term Incentive Plan is a three-year plan available to certain key executives of Mattel, Inc. Interim awards are paid annually based upon the financial performance of the Company over a three-year period. Amounts charged to operating expense in 1998, 1997 and 1996 under the current plan were $10.8 million, $13.8 million and $3.9 million, respectively.

     The Company also has annual incentive compensation plans for officers and key employees based on the Company's performance and subject to certain approvals of the Compensation/Options Committee of the board of directors. For the years ended December 31, 1998, 1997 and 1996, $11.7 million, $23.2 million and $12.9 million, respectively, were charged to operating expense for awards under the Mattel plans and $10.0 million, in 1996, for Tyco.

     Prior to the merger, Tyco had a Long-Term Incentive Plan for certain senior executives, under which Tyco awarded Restricted Stock Units ("RSU"). The aggregate fair market value of the RSUs was being amortized to compensation expense by Tyco over the restriction period. At the time of the 1997 merger, the RSUs were converted into approximately 244 thousand shares of Mattel common stock which approximated the fair value of the RSUs on the merger consummation date and the remaining unamortized amount of $5.1 million was charged to expense.

Note 4 - Seasonal Financing and Long-Term Debt

Seasonal Financing

The Company maintains and periodically amends or replaces an unsecured committed revolving credit agreement with a commercial bank group that is used as the primary source of financing the seasonal working capital requirements of its domestic and certain foreign affiliates. The agreement in effect during 1998 consisted of a committed unsecured facility providing a total of $1.0 billion in seasonal financing. Within the facility, up to $700.0 million was a standard revolving credit line available for advances and backup for commercial paper issuances (a five-year facility that expires in 2003). Interest was charged at various rates selected by the Company, ranging from market commercial paper rates to the bank reference rate. The remaining $300.0 million (a five-year facility that expires in 2003) was available for nonrecourse purchases of certain trade accounts receivable of the Company by the commercial bank group providing the credit line. The agreement required the Company to meet financial covenants for consolidated debt-to-capital and interest coverage and the Company was in compliance with such covenants during 1998. This agreement will continue to be in effect during 1999. In addition, the Company avails itself of uncommitted domestic facilities provided by certain banks to issue short-term money market loans.

     To meet seasonal borrowing requirements of certain foreign affiliates, the Company negotiates individual financing arrangements, generally with the same group of banks that provided credit in the prior year. Foreign credit lines total approximately $370 million, a portion of which is used to support letters of credit. The Company expects to extend these credit lines throughout year 2000 and believes available amounts will be adequate to meet its seasonal financing requirements. The Company also enters into agreements with banks of its foreign affiliates for nonrecourse sales of certain of its foreign subsidiary receivables.

     Interest rates charged on the Company's working capital credit lines are adjusted on a periodic basis; therefore, the carrying amounts of and other short-term borrowings is summarized as follows (in thousands):


                                                                     For the Year
                                                       -----------------------------------
                                                              1998        1997        1996
------------------------------------------------------------------------------------------
Balance at end of year
  Domestic                                              $   79,175    $      -    $      -
  Foreign                                                   54,831      17,468      28,924
Maximum amount outstanding
  Domestic                                              $1,076,600    $558,000    $567,000
  Foreign                                                  141,000      67,000     113,000
Average borrowing
  Domestic                                              $  400,800    $178,000    $215,000
  Foreign                                                   58,000      40,000      72,000
Weighted average interest rate on average borrowing
  Domestic (computed daily)                                    5.6%        5.7%        6.6%
  Foreign (computed monthly)                                  20.3%       11.9%       11.6%
------------------------------------------------------------------------------------------

6-3/4% Senior Notes

In May 1993, the Company issued $100.0 million aggregate principal amount of 6-3/4% Senior Notes maturing May 15, 2000. Interest is payable semiannually on the fifteenth day of May and November. At December 31, 1998 and 1997, the bid prices for the 6-3/4% Senior Notes, as provided by one of the underwriters, were $1,014.00 and $1,011.85, respectively, based on a par value of $1,000.00.

6% and 6-1/8% Senior Notes

In July 1998, the Company issued $300.0 million aggregate principal amount of senior notes, $150.0 million of which were 6% Senior Notes maturing July 15, 2003 and $150.0 million of which were 6-1/8% Senior Notes maturing July 15, 2005. Interest is payable semiannually on the fifteenth day of January and July. At December 31, 1998, the bid prices for the 6% and 6-1/8% Senior Notes, as provided by one of the underwriters, was $1,004.40 and $998.65, respectively, based on a par value of $1,000.00. The proceeds of these notes were used to finance the acquisitions of Pleasant Company and Bluebird.

                                              Mattel, Inc. and Subsidiaries   42


Medium-Term Notes ("MT Notes")

During the 1994 third quarter, the Company commenced a program for the issuance of debt and equity securities under various shelf registration statements. In November 1998, the Company filed its current universal shelf registration statement allowing the issuance of up to $400.0 million of debt and equity securities, all of which was available to be issued as of December 31, 1998. The following is a summary of MT Notes currently outstanding (in millions, except bid prices):

                                                                   Bid Price (b)
Year                     Maturity                 ---------------------------------------------
Issued       Amount          Date      Rate (a)            1998                    1997
-----------------------------------------------------------------------------------------------
1994         $ 80.5   10/99-12/04   8.00%-8.55%   $1,018.75 - $1,112.70    1,031.50 - $1,117.80
1995          130.0   04/02-05/07   7.01%-7.65%    1,043.20 - $1,051.34    1,000.20 -  1,062.90
1997          310.0   11/04-07/12   6.70%-7.49%    1,021.59 - $1,073.45    1,022.58 -  1,064.90
1998           50.0         11/13   6.50%-6.61%      990.52 - $1,000.85                       -
-----------------------------------------------------------------------------------------------

(a) Interest is payable semiannually at fixed rates on the fifteenth day of May and November.
(b)  Based on a par value of $1,000.00.

Mortgage Note

In 1990, the Company borrowed $45.0 million under a mortgage agreement secured by its headquarters office facility in El Segundo, California. Interest accrues at 10.15% and monthly principal and interest payments are due through December 2005. The fair value of the original mortgage note, estimated by discounting future cash flows at interest rates currently available for debt with the same credit rating, similar terms and maturity date, was approximately $51 million and $57 million at December 31, 1998 and 1997, respectively.

7% Convertible Subordinated Notes ("7% Notes")

Upon consummation of the merger, the Company assumed Tyco's $16.0 million obligation related to the 7% Notes. On September 10, 1997, the holder converted all of the 7% Notes into 892.7 thousand shares of Mattel common stock.

10-1/8% Senior Subordinated Notes ("10-1/8% Notes")

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

6-7/8% Senior Notes

The Company's $100.0 million of 6-7/8% Senior Notes issued in August 1992 were repaid upon maturity on August 1, 1997.

Scheduled Maturities

The aggregate amounts of long-term debt and other obligations maturing in the next five years are as follows (in thousands):

                                     MT        Mortgage
       Senior Notes               Notes            Note         Other           Total
----------------------------------------------------------------------------------------
1999       $      -             $30,000          $600          $2,900         $ 33,500
2000        100,000                   -           600             600          101,200
2001              -              30,500           700             500           31,700
2002              -              30,000           800             200           31,000
2003        150,000              30,000           800             200          181,000
----------------------------------------------------------------------------------------

Note 5 - Stockholders' Equity

Preference Stock and Preference Share Purchase Rights

The Company is authorized to issue 20.0 million shares of $0.01 par value preference stock, of which none is currently outstanding. There are 2.0 million shares of $0.01 par value preference stock designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights (the "Rights") to the Company's common stockholders. The Rights may be exercised by their holders to purchase shares of the Company's Series E Junior Participating Preference Stock upon the occurrence of a change of control as defined in the rights agreement. The Rights will expire on February 17, 2002, unless the agreement is further extended or the Rights are earlier redeemed or exchanged by the Company.

Preferred Stock

The Company is authorized to issue 3.0 million shares of $1.00 par value preferred stock, of which 771.9 thousand shares were outstanding as of December 31, 1998 and 1997.

 - Series C Mandatorily Convertible Redeemable Preferred Stock
   ("Series C Preferred Stock")

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

                                              Mattel, Inc. and Subsidiaries   43



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

 - Series B Voting Convertible Exchangeable Preferred Stock
   ("Series B Preferred Stock")

During 1994, Tyco sold 47.6 thousand shares of Series B Preferred Stock to a private investment group. Each share of Series B Preferred Stock was converted into like Mattel preferred stock as a result of the March 1997 merger. Until April 15, 1996, Tyco paid dividends in the form of additional shares of Series B Preferred Stock. Dividends issued in shares in lieu of cash during 1996 were valued at $1.7 million (or 1.6 thousand shares). On December 2, 1997, all outstanding shares of Series B Preferred Stock were converted by the holders into 2.8 million shares of Mattel common stock.

Common Stock

In May 1998, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation that increased the number of shares of authorized common stock from 600.0 million to 1.0 billion in order to accommodate issuance of common stock in connection with possible future mergers and other financing transactions, future stock dividends or splits, future awards pursuant to the Company's stock option plans, warrant exercises, and other general corporate purposes.

Stock Compensation Plans
- Stock Option Plans

In May 1996, the stockholders of the Company approved the Mattel 1996 Stock Option Plan. Under this plan, incentive stock options, nonqualified stock options, stock appreciation rights, nonvested stock awards, and shares of common stock may be granted to officers, key employees, and other persons providing services to the Company. In addition, nonqualified stock options may be granted to members of the Company's board of directors who are not employees of the Company.

     Generally, options are exercisable contingent upon the grantees' continued employment with the Company. Nonqualified stock options are granted at not less than 100% of the fair market value of the Company's common stock on the date of grant, generally vest at the rate of 25% per year of service, and usually expire within ten years from the date of grant. The 1996 Stock Option Plan provides that up to 1.5% of Mattel's outstanding common stock as of the first day of each calendar year will be available for awards under the plan. Grants made to individual participants cannot exceed 1.0 million shares in any single calendar year. On February 4, 1999, the Company's board of directors approved an amendment to the 1996 Stock Option Plan authorizing an additional 6.0 million shares for grant in connection with new employees of businesses acquired by the Company. The aggregate number of shares of common stock available for grants under the 1996 Stock Option Plan may not exceed 50.0 million shares. This plan expires on December 31, 2005. The Company's previous plans, the 1982 and 1990 Stock Option Plans, expired on April 14, 1992 and December 31, 1996, respectively. All outstanding awards under these plans continue to be exercisable under the terms of their respective grant agreements.

     The fair value of Mattel options granted during 1998, 1997 and 1996 has been estimated using the Black-Scholes pricing model. The expected life of these options used in this calculation has been determined using historical exercise patterns. The following weighted average assumptions were used in determining fair value:

                                                1998      1997       1996
-------------------------------------------------------------------------
Expected life (in years)                        3.60      3.40       3.17
Risk-free interest rate                         4.61%     5.69%      6.05%
Volatility factor                              15.80%    17.40%     17.98%
Dividend yield                                  0.83%     0.86%      0.82%
-------------------------------------------------------------------------

     The weighted average fair value of Mattel options granted during 1998, 1997 and 1996 were $7.32, $4.86 and $5.12, respectively.

     The following is a summary of stock option information and weighted average exercise prices for Mattel's stock option plans during the year (options in thousands):

                                                 1998                 1997               1996
                                       ------------------------------------------------------------
                                          Number     Price     Number     Price    Number     Price
---------------------------------------------------------------------------------------------------
Outstanding at January 1                  17,307    $21.73     13,310    $18.05    14,513    $14.27
  Options granted                          3,680     41.66      7,443     25.79     4,294     25.15
  Options exercised                       (4,284)    17.80     (2,807)    14.89    (5,267)    13.48
  Options canceled                          (628)    29.79       (639)    22.44      (230)    16.67
---------------------------------------------------------------------------------------------------
Outstanding at December 31                16,075    $27.02     17,307    $21.73    13,310    $18.05
===================================================================================================
Exercisable at December 31                 5,645    $20.48      5,999    $16.29     5,263    $14.41
===================================================================================================
Available for grant at December 31         2,358                1,072               4,074
===================================================================================================

     The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for Mattel stock options outstanding as of December 31, 1998 (options in thousands):

                                    Options Outstanding     Options Exercisable
                                --------------------------- -------------------
        Exercise                       Remaining
    Price Ranges                Number      Life      Price    Number     Price
-------------------------------------------------------------------------------
$ 4.69 to $15.76                 1,775      4.87     $14.50     1,775    $14.50
 16.16 to  24.00                 2,212      6.59      18.96     1,263     17.98
 24.70 to  25.50                 2,199      7.08      24.72       806     24.73
 25.75 to  25.75                 5,372      8.10      25.75     1,311     25.75
 26.13 to  41.38                 1,400      8.23      30.76       490     27.55
 42.00 to  42.00                 3,117      9.10      42.00         -         -
-------------------------------------------------------------------------------
$ 4.69 to $42.00                16,075      7.60     $27.02     5,645    $20.48
-------------------------------------------------------------------------------

                                              Mattel, Inc. and Subsidiaries   44



     Prior to the merger, Tyco had various incentive and non-qualified stock option plans that provided benefits for eligible participants. Effective with the March 1997 merger, all stock options previously granted and outstanding under these plans were exchanged for approximately 363 thousand Mattel common shares (which approximated the fair value of the options as of the merger consummation date).

     In December 1993, restricted stock awards totaling 927.7 thousand shares were granted to key Mattel executives. During 1996, 244.1 thousand shares were forfeited and returned to the Company. On January 1, 1997, restrictions on the remaining 683.6 thousand shares lapsed. Compensation expense of $2.8 million was charged to income in 1996. In addition, as a result of the forfeiture, $6.6 million of compensation expense that was recognized in previous periods was reversed in 1996.

- 1997 Premium Price Stock Option Plan

In November 1997, the Compensation/Options Committee of the board of directors approved the Mattel, Inc. 1997 Premium Price Stock Option Plan, which was subsequently approved by the Company's stockholders at the May 1998 meeting. Under this plan, premium price options may be granted to officers and other key employees of the Company. Grants made to individual participants cannot exceed
4.5 million shares in any three consecutive calendar years. Participants in this plan are not eligible to receive grants under the 1996 Stock Option Plan until the year 2001.

     The exercise price of premium price options is calculated at 25% and 33-1/3% above Mattel's six-month average stock price prior to the date of grant. Options are forfeited unless the Company's common stock price reaches the premium exercise price within two years from the date of grant for options with a 25% premium price and within three years from the date of grant for options with a 33-1/3% premium price. Options granted under the plan may not be exercised for three years and expire five years from the date of grant. Each option includes a Tandem Limited Stock Appreciation Right which gives the holder the right to receive cash, shares of common stock or any combination of cash and common stock upon the occurrence of a change of control as defined in the plan. On February 4, 1999, the Company's board of directors approved an amendment to the 1997 Premium Price Stock Option Plan authorizing an additional 3.0 million shares for grant in connection with new employees of businesses acquired by the Company, bringing the aggregate number of shares of common stock available for grant under this plan to 24.0 million shares. This plan expires on December 31, 2002.

     Options to purchase 1.0 million shares and 17.7 million shares of common stock were granted during 1998 and 1997, respectively. No options were canceled, forfeited or exercisable during these periods. Shares available for grant under this plan were 2.3 million and 3.3 million as of December 31, 1998 and 1997, respectively.

     The fair value of premium price options granted during 1998 and 1997 has been estimated using the Black-Scholes pricing model. The following assumptions were used in determining fair value:

                                                           1998      1997
-------------------------------------------------------------------------
Expected life (in years)                                   5.00      5.00
Risk-free interest rate                                    5.80%     6.33%
Volatility factor                                         25.50%    24.10%
Dividend yield                                             0.83%     0.86%
-------------------------------------------------------------------------

     The fair value of options granted during 1998 and 1997 was $5.10 and $4.79 for 25% premium price options and $4.92 and $4.86 for 33-1/3% premium price options, respectively.

     The following table summarizes information about the remaining contractual life (in years) and the exercise prices for premium price options outstanding as of December 31, 1998 (options in thousands):

                           Options Outstanding
---------------------------------------------------------------------
Number                      Remaining Life                      Price
---------------------------------------------------------------------
  8,894                               3.85                     $42.31
  8,767                               3.85                      44.87
    500                               4.54                      50.46
    500                               4.54                      53.83
---------------------------------------------------------------------
 18,661                                                        $44.04
---------------------------------------------------------------------

- Compensation Cost

Both Mattel and Tyco adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under these plans during the years ended December 31, 1998, 1997 and 1996. Had compensation cost for nonqualified stock options been determined based on their fair value at the date of grant consistent with the method of accounting prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced as follows (amounts in millions except per share data):

                                                          For the Year Ended
                                                     -------------------------
                                                       1998     1997      1996
------------------------------------------------------------------------------
Net income
  Stock option plans                                  $15.7   $ 14.3    $  7.0
  Premium price stock option plan                      21.1        -         -
------------------------------------------------------------------------------
Income per share
  Basic                                               $0.13   $ 0.05    $ 0.02
  Diluted                                              0.12     0.05      0.02
------------------------------------------------------------------------------

     The pro forma effect on the Company's 1998, 1997 and 1996 net income is not indicative of the pro forma effect in future years, because it does not take into consideration the pro forma expense related to grants made prior to 1995.

Stock Subscription Warrants

The Company currently has outstanding warrants exercisable into 751.4 thousand shares of the Company's common stock at an exercise price of approximately $4.77 per share. These warrants expire on June 30, 2000.

                                              Mattel, Inc. and Subsidiaries   45


Disney Warrant

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

     The fair value of the warrant is amortized as a component of royalty expense when the related properties are introduced over the period the related revenues are recognized. During 1998 and 1997, $3.2 million and $1.1 million, respectively, was recognized in the results of operations related to this warrant.

Common Stock Repurchase Plan

Mattel's common stock repurchase plan, initiated in May 1990, provides for the repurchase of common shares to fund the Company's stock option plans. The number of shares to be repurchased is authorized on an annual basis by the board of directors based upon anticipated reissuance needs. During 1998, 1997, and 1996, Mattel repurchased 9.7 million, 6.5 million, and 10.0 million shares, respectively.

Dividends and Capital Transactions

A regular quarterly cash dividend has been declared by the Mattel board of directors on the Company's common stock since the second quarter of 1990. The board of directors increased the quarterly cash dividend from $0.07 per common share to $0.08 per common share in the second quarter of 1998. Tyco was precluded from paying cash dividends on its common stock for the year ended December 31, 1996 due to limitations set forth in its various debt agreements.

Note 6 - Commitments and Contingencies

Leases

The Company routinely enters into noncancelable lease agreements for commitments in effect at December 31, 1998 (in thousands):

                                        Capitalized   Operating
                                             Leases      Leases
---------------------------------------------------------------
1999                                        $   400    $ 37,900
2000                                            300      29,000
2001                                            300      19,600
2002                                            300      11,500
2003                                            300       7,800
Thereafter                                    9,600       5,600
---------------------------------------------------------------
                                            $11,200(a) $111,400
---------------------------------------------------------------

(a)  Includes $8.7 million of imputed interest.

     Rental expense under operating leases amounted to $58.4 million, $61.5 million and $58.1 million for 1998, 1997 and 1996, respectively, net of sublease income of $0.5 million, $0.3 million and $0.5 million in 1998, 1997 and 1996, respectively.

Commitments

In the normal course of business, the Company enters into contractual arrangements to obtain and protect the Company's right to create and market certain products and for future purchases of goods and services to ensure availability and timely delivery. Such arrangements include royalty payments pursuant to licensing agreements and commitments for future inventory purchases. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts. Current and future commitments for guaranteed payments reflect the Company's focus on expanding its product lines through alliances with businesses in other industries, such as television and motion picture entertainment companies.

     The largest commitment involves the Company's 1991 agreement with The Walt Disney Company. This licensing agreement, which contains annual minimum royalty guarantees, permits the Company to use the Disney name and certain characters on preschool and infant products through September 2002. In related agreements, the Company participates in attractions and toy stores at three Disney theme parks under agreements in effect through June 2002. Under these agreements, the Company makes semi-annual payments to Disney.

     In June 1996, the Company entered into a licensing agreement with Disney Enterprises, Inc. for an expanded strategic alliance, which grants the Company exclusive worldwide rights (with certain exceptions) to produce toys based on all children-oriented Disney television and film properties introduced, commencing summer 1997. The agreement spans three years, with the Company having the right for up to two additional years to market merchandise from film properties produced during the second and third years. The initial term of the agreement may be renewed for an additional three-year period upon mutual consent. This agreement contains minimum royalty guarantees that are contingent upon the number and nature of the properties introduced by Disney. Commitments for 1999 introductions are expected to approximate $19 million payable over a three-year period. Future commitments could be up to $37.8 million per introduction year. Pursuant to the agreement, the Company issued Disney a stock warrant, valued at $26.4 million, to purchase 3.0 million shares of the Company's common stock.

     Licensing and related agreements provide for terms extending from 1999 through 2003 and contain provisions for future minimum payments as shown in the following table (in thousands):


                                         Minimum Payments
---------------------------------------------------------
1999                                             $127,000
2000                                               90,000
2001                                               88,000
2002                                               57,000
2003                                                9,000
---------------------------------------------------------
                                                 $371,000
---------------------------------------------------------

                                              Mattel, inc. and Subsidiaries   46



     Royalty expense for the years ended December 31, 1998, 1997 and 1996 was $200.8 million, $194.1 million and $155.3 million, respectively.

     As of December 31, 1998, the Company had outstanding commitments for 1999 purchases of inventory of approximately $60 million.

Foreign Currency Contracts

To limit the exposure associated with exchange rate movements, the Company enters into foreign currency forward exchange and option contracts primarily as hedges of inventory purchases, sales and other intercompany transactions denominated in foreign currencies. These contracts generally have maturity dates of up to 18 months. Gains or losses related to firm commitments, which qualify for hedge accounting, are deferred and are recognized in the results of operations as part of the underlying transaction. Contracts that do not qualify for hedge accounting are marked to market with gains and losses recognized in the results of operations currently. Had the Company not entered into hedges to limit the effect of exchange rate fluctuations on results of operations and cash flows, the favorable effect on 1998 pre-tax income would have approximated $5 million.

     As of December 31, 1998 and 1997, the Company held the following contracts to sell foreign currencies (in thousands):

                                1998                     1997
                       ------------------------------------------------
                          Amount    Fair Value     Amount    Fair Value
-----------------------------------------------------------------------
Forwards                $392,972      $394,340   $353,085      $351,169
Options                        -             -     93,547        90,500
-----------------------------------------------------------------------
                        $392,972      $394,340   $446,632      $441,669
-----------------------------------------------------------------------

     Fair value for forwards reflects the amount, based on dealer quotes, the Company would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1998 and 1997, respectively. During 1998, the Company did not enter into any new option contracts and no option contracts remained outstanding as of December 31, 1998. As of December 31, 1997, the fair value for options reflects the amount of US dollars the Company would receive from the current contracts, less the respective year-end option value. The option value is determined based on dealer quotes for contracts involving the same currencies and maturity dates.

     As of December 31, 1998 and 1997, the Company held $189.1 million and $362.1 million, respectively, of foreign currency forward exchange contracts to purchase foreign currencies. The fair value of these contracts was $201.8 million and $346.5 million as of December 31, 1998 and 1997, respectively. Fair value reflects the amount, based on dealer quotes, the Company would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year-end 1998 and 1997, respectively.

     The following table summarizes the Company's foreign currency contracts by major currency as of December 31, 1998 and 1997 (in thousands of US dollars):

                                                          1998                   1997
                                                -------------------------------------------
                                                       Buy       Sell        Buy       Sell
-------------------------------------------------------------------------------------------
US dollars                                        $392,972   $189,122   $446,632   $362,083
German marks                                        19,119    144,660     19,179     73,977
Italian lira                                        20,014     68,358     38,277     53,161
Malaysian ringgits                                       -          -     53,304          -
Hong Kong dollars                                   55,829          -    148,084      2,527
French francs                                       27,435      9,105          -     52,756
British pounds sterling                              6,548     66,856     32,548     72,580
Canadian dollars                                    16,144     18,794     22,608          -
Spanish pesetas                                      5,625      2,899          -     19,363
Dutch guilders                                       5,079      8,086     12,778     49,967
Japanese yen                                             -     12,501          -      7,956
Australian dollars                                   4,988     21,610      6,398          -
Belgian francs                                           -     11,641          -     60,038
Swiss francs                                        18,341          -     13,677          -
Mexican peso                                             -     22,000          -     50,200
Indonesian rupiah                                   10,000          -     15,230          -
Other (under $5,000)                                     -      6,462          -      4,107
-------------------------------------------------------------------------------------------
                                                  $582,094   $582,094   $808,715   $808,715
-------------------------------------------------------------------------------------------

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

Litigation

- Beaverton, Oregon

The Company operates a manufacturing facility on a leased property in Beaverton, Oregon that was acquired as part of the Tyco merger. In March 1998, samples of groundwater used by the facility for process water and drinking water disclosed elevated levels of certain chemicals including trichloroethylene ("TCE"). The Company immediately closed the water supply and self-reported the sample results to the Oregon Department of Environmental Quality ("DEQ") and Oregon Health Division. The Company also implemented an employee communication and medical screening program.

     In November 1998, the Company and another potentially responsible party entered into a consent order with the DEQ to conduct a remedial investigation/feasibility study at the facility, to propose an interim remedial action measure and to continue the community outreach program to employees, former employees and

                                              Mattel, Inc. and Subsidiaries   47



surrounding landowners. It is not presently possible to estimate the cost to the Company related to the DEQ's investigation and any subsequent orders for work.

- Toys R Us

On September 25, 1997, an administrative law judge of the Federal Trade Commission issued his initial decision in the matter In re Toys R Us, Inc. The administrative law judge made findings of fact and conclusions of law that the toy retailer Toys R Us, Inc. had violated federal antitrust laws and entered into vertical and horizontal arrangements with various toy manufacturers, including Mattel, whereby the manufacturers would refuse to do business with warehouse clubs, or would do business with warehouse clubs only on terms acceptable to Toys R Us. On October 13, 1998, the Federal Trade Commission issued an opinion and a final order affirming the findings and conclusions of the administrative law judge. Toys R Us has now filed a notice of appeal in the United States Court of Appeals for the Seventh Circuit.

     Following the announcement of the administrative law judge's decision, Mattel was named as a defendant, along with certain other toy manufacturers, in a number of antitrust actions in various states related to the Toys R Us matter. The Company has also been named as a defendant in a series of private treble damage class actions under federal antitrust laws that have been filed in various federal district courts.

     Since May 1998, the Company has participated in settlement negotiations being conducted with the aid of a mediator. In connection with a proposed settlement, the Company recognized a $6.0 million pre-tax charge in the fourth quarter of 1998. After related tax effects, the net $4.3 million charge impacted 1998 earnings by $0.01 per diluted share. The proposed settlement agreement calls for the Company to make cash and toy contributions prior to November 1999. Until such time as these matters are concluded in the various courts involved, Mattel intends to vigorously defend itself in the litigation in which it is named involving Toys R Us.

- Greenwald

On October 13, 1995, Michelle Greenwald filed a complaint against the Company in Superior Court of the State of California, County of Los Angeles. Ms. Greenwald is a former employee of Mattel who was terminated in July 1995. Her complaint sought $50 million in general and special damages, plus punitive damages, for breach of oral, written and implied contract, wrongful termination in violation of public policy and violation of California Labor Code Section 970. Ms. Greenwald claimed that her termination resulted from complaints she made to management concerning general allegations that the Company did not properly account for sales and certain costs associated with sales and more specific allegations that the Company failed to properly account for certain royalty obligations to The Walt Disney Company. During 1996 and 1997, the Company's motions for summary judgment on all areas of her complaint were granted. In 1998, Ms. Greenwald filed a notice of appeal, which is scheduled to be considered in March 1999. The Company intends to defend the action vigorously, including her appeal.

- Pending Business Combination

During December 1998, a total of six separate purported class action complaints were filed by several stockholders of Learning Company in the Court of Chancery of the State of Delaware in and for New Castle County against Learning Company and its board of directors for alleged breaches of fiduciary duties in connection with the proposed merger. The six complaints have since been consolidated. The consolidated complaint seeks the certification as a class of all Learning Company stockholders, an injunction against the merger, rescission if the merger is consummated, damages, costs and disbursements, including attorneys' fees. The consolidated complaint alleges that Learning Company's board of directors breached their fiduciary duties to Learning Company's stockholders by, among other things, failing to conduct due diligence sufficient to have discovered material, adverse information concerning Mattel's anticipated operational and financial results and agreeing to an exchange ratio that failed to protect Learning Company stockholders against a decline in the value of Mattel common stock. The consolidated complaint names Mattel as an additional defendant, claiming that Mattel aided and abetted the alleged breaches of fiduciary duty. Mattel will aggressively defend itself against the action and will continue to pursue the merger.

- Other Matters

The Company is also involved in various other litigation and legal matters, including claims related to intellectual property, product liability, labor and environmental cleanup, which are being addressed or defended in the ordinary course of business. Management believes that any liability, which may potentially result upon resolution of such matters, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 7 - Acquisitions and Nonrecurring Items

Pending Business Combination

In December 1998, Mattel and Learning Company agreed to a merger. The stock-for-stock transaction, which will be accounted for as a pooling of interests, is subject to approval by the stockholders of both Mattel and Learning Company and by certain regulatory agencies. Under the terms of the merger agreement, Mattel will issue not less than 1.0 nor more than 1.2 shares of Mattel common stock for each share of Learning Company common stock, depending on the actual exchange ratio at the time of merger. In addition, each share of Learning Company Series A Convertible Participating Preferred Stock will be converted into Mattel common stock equal to the exchange ratio multiplied by 20. The outstanding share of Learning Company Special Voting Stock will be converted into one share of Mattel Special Voting Preferred Stock. Each outstanding Exchangeable Non-Voting Share of Learning Company's Canadian subsidiary, Softkey Software Products Inc., will remain outstanding, but will thereafter be exchangeable into a number of shares of Mattel common stock equal to the exchange ratio. Given this range,

                                              Mattel, Inc. and Subsidiaries   48



the merger would result in the issuance of approximately 102 million to 123 million Mattel common shares for Learning Company common shares. Depending on the exchange ratio, the number of shares of Mattel common stock to be issued to Learning Company's common and preferred stockholders, together with the Mattel common stock to be issued upon the exchange of the exchangeable shares of Learning Company's Canadian subsidiary, is expected to represent between approximately 27% and 30% of Mattel's outstanding voting power after the merger.

     The merger should be completed in the second quarter of 1999. However, if the merger is terminated, under certain circumstances, Mattel will receive a termination fee of up to $35.0 million. Furthermore, if Learning Company subsequently enters into a business combination within twelve months with a third party, then they will pay Mattel an additional termination fee of $75.0 million. In connection with the merger agreement, Mattel and Learning Company entered into a stock option agreement in December 1998 which granted Mattel an irrevocable option to purchase 15.7 million shares of Learning Company common stock at a price calculated per the terms of the agreement. This stock option is intended to increase the likelihood that the merger will be consummated in accordance with the terms of the merger agreement.

     The Company will assume all the debts, liabilities and duties of Learning Company after the merger, including approximately $201 million aggregate principal amount of 5-1/2% Senior Convertible Notes due 2000.

Acquisitions

During 1998, the Company acquired Pleasant Company and Bluebird, which were accounted for using the purchase method of accounting. The results of operations of the acquired companies have been included in the Company's consolidated financial statements from their respective dates of acquisition.

     In July 1998, the Company completed its acquisition of Pleasant Company, a Wisconsin-based direct marketer of books, dolls, clothing, accessories, and activity products included under the American Girl(R) brand name. The purchase price, including investment advisor and other costs directly related to the acquisition, was approximately $715 million. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $690 million. Total excess has been allocated to customer lists, a covenant not-to-compete, and magazine subscription lists which are being amortized on a straight-line basis over a 3 to 15 year period, with the remaining excess being amortized on a straight-line basis over 40 years.

     In June 1998, the Company acquired Bluebird, a company organized in the United Kingdom, from which Mattel licensed the product designs for its Polly Pocket(R) and Disney Tiny Collections brands, as well as the Polly Pocket(R) trademarks. The aggregate purchase price, including investment advisor and other directly related expenses, was approximately $80 million. Intercompany accounts and transactions between Bluebird and the Company have been eliminated. The excess of cost over the estimated fair market value of tangible net assets acquired was approximately $60 million, which is being amortized on a straight-line basis over 40 years.

Business Combination and Related Integration and
Restructuring Charge

In March 1997, the Company completed its merger with Tyco, accounted for as a pooling of interests. Under the merger agreement, each outstanding share of Tyco common stock was converted into the right to receive 0.48876 Mattel common shares and resulted in the issuance of approximately 17 million shares. Tyco restricted stock units and stock options outstanding as of the merger date were exchanged for approximately 0.6 million Mattel common shares. In addition, each share of Tyco Series B and Series C Preferred Stock was converted into like Mattel preferred stock. Financial information for periods prior to the merger reflect the retroactive restatement of the companies' combined financial position and operating results.

     In connection with the Tyco merger, the Company commenced an integration and restructuring plan and recorded a $275.0 million pre-tax charge against operations in March 1997. After related tax effects, the net $209.7 million charge impacted 1997 earnings by $0.71 per diluted share. The plan consisted of consolidating certain manufacturing and distribution operations, eliminating duplicative marketing and administrative offices, terminating various distributor and licensing arrangements and abandoning certain product lines. As of December 31, 1998, the total integration and restructuring activity provided for by this charge was substantially complete and amounts previously accrued had been paid. The type and amount of charges incurred to date approximated the amounts included in the provision.

Special Charges

In the 1998 third quarter, the Company recognized a $38.0 million pre-tax charge related to a voluntary recall of certain Power Wheels(R) ride-on vehicles. After related tax effects, the net $27.2 million charge impacted 1998 earnings by $0.09 per diluted share. The recall did not result from any serious injury, and involves the replacement of electronic components that may overheat, particularly when consumers make alterations to the product.

     In the 1998 fourth quarter, the Company recognized a $6.0 million pre-tax charge related to the proposed settlement of the Toys R Us-related antitrust litigation. After related tax effects, the net $4.3 million charge impacted 1998 earnings by $0.01 per diluted share. The proposed settlement agreement calls for cash and toy contributions by the Company prior to November 1999.

                                              Mattel, Inc. and Subsidiaries   49



     During 1996, the Company received comments from the Securities and Exchange Commission regarding its accounting for certain royalties and participation fees in prior periods. The Company commenced an investigation with the assistance of outside legal counsel and an independent accounting firm. A report issued as a result of the investigation concluded that no evidence was found that the Company accounted for sales and costs associated with sales in a manner that is inconsistent with generally accepted accounting principles. The report also concluded that the Company's accounting treatment for royalties, which was adopted with the concurrence of Mattel's independent accountants, represented a reasonable application of generally accepted accounting principles given the facts and circumstances as they existed at the time the accounting decisions were made. While the Company believes that its accounting treatment was correct, Mattel recognized a catch-up adjustment in the amount of $21.8 million before taxes in the fourth quarter of 1996.

Note 8 - Segment Information

In the 1998 fourth quarter, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement supercedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

     Mattel designs, manufactures and markets a broad variety of children's products on a worldwide basis. These product lines are grouped into four major categories which represent the Company's operating segments, as follows:

Girls - including Barbie(R) fashion dolls and accessories, collector dolls, software, Fashion Magic(R), American Girl(R), Cabbage Patch Kids(R), and Polly Pocket(R)
Infant and Preschool - including Fisher-Price(R), Disney preschool and plush, Power Wheels(R), Sesame Street(R), See 'N Say(R), Magna Doodle(R), and View-Master(R)
Entertainment - including Disney, Nickelodeon(R), games, and puzzles
Wheels - including Hot Wheels(R), Matchbox(R), Tyco(R) Electric Racing, and Tyco(R) Radio Control

     These operating segments all have similar economic characteristics, market children's products, and share the same production process. Based on these similarities, the Company's products can be aggregated into one reportable segment for purposes of this disclosure.

     The table below presents information by geographic area (in thousands). Revenues are attributed to countries based on location of customer. Long-lived assets principally include net property, plant and equipment, and goodwill.

                                                                                          Long-Lived
                                                                         Net Sales            Assets
----------------------------------------------------------------------------------------------------
1998
United States                                                           $3,298,838        $1,301,237
Europe and Canada                                                        1,096,287           222,893
Asia and Latin America                                                     386,767           411,118
----------------------------------------------------------------------------------------------------
                                                                         4,781,892         1,935,248
Corporate and other                                                              -           245,985
----------------------------------------------------------------------------------------------------
Consolidated total                                                      $4,781,892        $2,181,233
====================================================================================================
1997
United States                                                           $3,307,576        $  577,727
Europe and Canada                                                        1,143,378           166,423
Asia and Latin America                                                     383,662           346,549
----------------------------------------------------------------------------------------------------
                                                                         4,834,616         1,090,699
Corporate and other                                                              -           229,625
----------------------------------------------------------------------------------------------------
Consolidated total                                                      $4,834,616        $1,320,324
====================================================================================================
1996
United States                                                           $2,829,123        $  582,038
Europe and Canada                                                        1,275,706           231,805
Asia and Latin America                                                     430,503           364,079
----------------------------------------------------------------------------------------------------
                                                                         4,535,332         1,177,922
Corporate and other                                                              -           191,917
----------------------------------------------------------------------------------------------------
Consolidated total                                                      $4,535,332        $1,369,839
====================================================================================================

     Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms which result in a substantial portion of trade receivables being collected during the latter half of the year. Customers accounting for more than 10% of the Company's consolidated net sales and related accounts receivable are as follows (in millions):

                                                                       1998          1997          1996
-------------------------------------------------------------------------------------------------------
Worldwide sales for the year ended
  Toys R Us                                                          $729.3        $859.5      $1,039.6
  Wal-Mart                                                            790.8         739.1         555.9
Accounts receivable as of December 31
  Toys R Us                                                          $148.9        $260.7      $  185.0
  Wal-Mart                                                            291.4         178.6          90.4
-------------------------------------------------------------------------------------------------------

                                             Mattel. Inc. and Subsidiaries    50


Note 9 - Quarterly Financial Information (Unaudited)

(In thousands, except per share amounts)                        First Quarter    Second Quarter   Third Quarter  Fourth Quarter
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
Net sales                                                           $ 705,164         $ 861,526      $1,672,120      $1,543,082
Gross profit                                                          323,918           404,748         852,237         782,090
Advertising and promotion expenses                                     98,081           109,875         253,493         351,844
Other selling and administrative expenses                             183,791           190,689         218,543         289,104
Amortization of intangibles                                             7,713             7,741          12,714          13,761
Special charges (a)                                                         -                 -          38,000           6,000
Income before income taxes                                             17,756            84,617         279,486          83,204
Net income                                                             12,669            60,384         199,665          59,546
Preferred stock dividend requirements                                  (1,990)           (1,990)         (1,990)         (1,990)
Net income applicable to common shares                                 10,679            58,394         197,675          57,556
Basic income per common share:
  Net income                                                        $    0.04         $    0.20      $     0.68      $     0.20
  Weighted average number of common shares                            293,048           293,433         291,870         287,630
Diluted income per common share:
  Net income                                                        $    0.04         $    0.20      $     0.66      $     0.20
  Weighted average number of common and common equivalent shares      298,164           297,720         303,551         290,399
Dividends declared per common share                                 $    0.07         $    0.08      $     0.08      $     0.08
Common stock market price:
  High                                                              $   45.63         $   43.63      $    42.31      $    39.63
  Low                                                                   35.63             36.00           28.00           21.69
YEAR ENDED DECEMBER 31, 1997 (b)
Net sales                                                           $ 693,520         $ 972,656      $1,555,347      $1,613,093
Gross profit                                                          322,811           458,837         800,277         818,075
Advertising and promotion expenses                                    102,626           131,713         244,231         300,569
Other selling and administrative expenses                             185,286           192,707         198,767         220,192
Amortization of intangibles                                             8,122             8,092           8,033           7,932
Restructuring and integration charges (c)                             275,000                 -               -               -
Income (loss) before income taxes and extraordinary item             (267,619)          107,944         317,755         267,002
Extraordinary item - loss on early retirement of debt                       -                 -          (4,610)              -
Net income (loss)                                                    (204,624)           75,634         219,045         195,129
Preferred stock dividend requirements                                  (2,840)           (2,837)         (2,838)         (1,990)
Net income (loss) applicable to common shares                        (207,464)           72,797         216,207         193,139
Basic income (loss) per common share:
  Income (loss) before extraordinary item                           $   (0.72)        $    0.25      $     0.76      $     0.66
  Extraordinary item - loss on early retirement of debt                     -                 -           (0.02)              -
  Net income (loss)                                                 $   (0.72)        $    0.25      $     0.74      $     0.66
  Weighted average number of common shares                            288,382           291,737         290,650         290,962
Diluted income (loss) per common share:
  Income (loss) before extraordinary item                           $   (0.72)        $    0.25      $     0.73      $     0.64
  Extraordinary item - loss on early retirement of debt                     -                 -           (0.02)              -
  Net income (loss)                                                 $   (0.72)        $    0.25      $     0.71      $     0.64
  Weighted average number of common and common equivalent shares      288,382           296,609         306,870         306,053
Dividends declared per common share                                 $    0.06         $    0.07      $     0.07      $     0.07
Common stock market price:
  High                                                              $   29.25         $   35.25      $    35.75      $    41.38
  Low                                                                   24.00             24.00           32.38           33.38
-------------------------------------------------------------------------------------------------------------------------------

(a) Represents a nonrecurring charge in the third quarter related to a voluntary recall of certain Power Wheels(R) ride-on vehicles, and a one-time charge in the fourth quarter in connection with the proposed Toys R Us-related antitrust litigation settlement.
(b) Financial information for the first quarter of 1997 has been restated retroactively for the effects of the March 1997 merger with Tyco, accounted for as a pooling of interests.
(c) Represents a nonrecurring charge for transaction, integration and restructuring costs related to the merger with Tyco.

                                              Mattel, Inc. and Subsidiaries   51



Note 10 - Supplemental Financial Information

                                                           As of Year End
                                                        -------------------
(In thousands)                                              1998       1997
---------------------------------------------------------------------------
Inventories include the following:
Raw materials and work in process                       $ 42,851   $ 48,620
Finished goods                                           541,507    380,224
---------------------------------------------------------------------------
                                                        $584,358   $428,844
===========================================================================
Prepaid expenses and other current assets
  include the following:
Deferred income taxes                                   $178,060   $170,626
Other                                                     99,888     75,903
---------------------------------------------------------------------------
                                                        $277,948   $246,529
===========================================================================
Short-term borrowings include the following:
Commercial paper                                        $ 78,000   $      -
Notes payable                                             56,006     17,468
---------------------------------------------------------------------------
                                                        $134,006   $ 17,468
===========================================================================
Accrued liabilities include the following:
Advertising and promotion                               $147,551   $144,020
Mattel restructuring and Tyco integration                 33,497    108,581
Royalties                                                 99,674     79,304
Other                                                    370,291    297,540
---------------------------------------------------------------------------
                                                        $651,013   $629,445
===========================================================================
                                                             For the Year
                                                 -------------------------------
(In thousands)                                        1998       1997       1996
--------------------------------------------------------------------------------
Selling and administrative expenses
  include the following:
Research and development                          $178,001   $156,350   $147,174
--------------------------------------------------------------------------------
Supplemental disclosure of cash
  flow information:
Cash paid during the year for:
  Income taxes                                    $ 93,936   $105,812   $107,944
  Interest                                         103,627     94,320     99,019
Noncash investing and financing activities:
  Issuance of stock warrant                              -          -     26,444
  Conversion of 7% Notes                                 -     16,034          -
--------------------------------------------------------------------------------

Note 11 - New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is required to adopt this statement for its fiscal year beginning January 1, 2000. Management believes the adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

                                              Mattel, Inc. and Subsidiaries   52



Management Report on Responsibility
--------------------------------------------------------------------------------
for Financial Reporting



Management is responsible for the preparation of the Company's consolidated financial statements and the related financial and non-financial information appearing in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of management, present fairly the Company's financial position, results of operations and cash flows. The financial statements necessarily contain some amounts that are based on the best estimates and judgments of management.

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

     PricewaterhouseCoopers LLP, independent accountants, have been retained to audit the Company's consolidated financial statements. They conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.


/s/ Harry J. Pearce

Harry J. Pearce
Chief Financial Officer


Report of Independent Accountants
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders of Mattel, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tyco Toys, Inc. and its subsidiaries, which statements reflect net sales of $720,954,000 for the year ended December 31, 1996. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Tyco Toys, Inc. and its subsidiaries, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 1, 1999

                                              Mattel, Inc. and Subsidiaries   53



Directors and Officers
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Jill E. Barad (1) (5)
Chairman and Chief Executive Officer, Mattel, Inc.

Dr. Harold Brown (4) (5)
Senior Managing Director, E.M. Warburg, Pincus & Co., LLC

Tully M. Friedman (1) (6)
Founding Partner and Chairman, Friedman & Fleischer, LLC

Joseph C. Gandolfo (5)
President, Worldwide Manufacturing Operations, Mattel, Inc.

Ronald M. Loeb (3) (6)
Retired Partner, Irell & Manella

Ned Mansour (6)
President, Corporate Operations and General Counsel, Mattel, Inc.

Andrea L. Rich (3) (6)
President and Chief Executive Officer, Los Angeles County Museum of Art

William D. Rollnick (1) (2) (3)
Retired Chairman, Genstar Rental Electronics, Inc.

Pleasant T. Rowland
Vice Chairman, Mattel, Inc. and President, Pleasant Company

Christopher A. Sinclair (2) (4)
President and Chief Executive Officer, Quality Food Centers

John L. Vogelstein (1) (2) (3) (6)
Vice Chairman of the Board, President, and Director, E.M. Warburg, Pincus &
    Co., LLC

(1) Member, Executive/Finance Committee
    John L. Vogelstein, Chairman
(2) Member, Compensation/Options Committee
    John L. Vogelstein, Chairman
(3) Member, Audit Committee
    William D. Rollnick, Chairman
(4) Member, Pension Committee
    Christopher A. Sinclair, Chairman
(5) Member, Foundation Committee
    Dr. Harold Brown, Chairman
(6) Member, Nominations/Corporate Governance Committee
    Ronald M. Loeb, Chairman

CORPORATE OFFICERS

Jill E. Barad
Chairman and Chief Executive Officer

Pleasant T. Rowland
Vice Chairman, Mattel and President, Pleasant Company

Joseph C. Gandolfo
President, Worldwide Manufacturing Operations

Ned Mansour
President, Corporate Operations and General Counsel

Francesca Luzuriaga
Executive Vice President, Worldwide Business Planning and Resources

Harry J. Pearce
Chief Financial Officer

Glenn Bozarth
Senior Vice President, Corporate Communications

Fermin Cuza
Senior Vice President, International Trade and Worldwide Government Affairs

Kevin M. Farr
Senior Vice President and Corporate Controller

John T. Phippen
Senior Vice President and Chief Information Officer

William Stavro
Senior Vice President and Treasurer


BUSINESS UNIT EXECUTIVES

Astrid Autolitano
President, Mattel International

Matthew C. Bousquette
President, Boys/Entertainment

Adrienne Fontanella
President, Girls/Barbie

Neil B. Friedman
President, Fisher-Price brands

David Haddad
President, Mattel Media

                                              Mattel, Inc. and Subsidiaries   54



Corporate Information
--------------------------------------------------------------------------------


Transfer Agent and Registrar

Mattel, Inc. Common Stock
BankBoston, N.A.
c/o EquiServe Limited Partnership

Depositary

Mattel, Inc. Depositary Shares, each representing one twenty-fifth of a share of Series C Mandatorily Convertible Redeemable Preferred Stock BankBoston, N.A.
c/o EquiServe Limited Partnership

Note Trustees

Mattel, Inc. 6-3/4% Senior Notes due May 15, 2000
Mattel, Inc. 6% Senior Notes due July 15, 2003
Mattel, Inc. 6-1/8% Senior Notes due July 15, 2005
Mattel, Inc. Medium-Term Notes
Chase Manhattan Bank and Trust Company National Association
101 California Street, Suite 2725
San Francisco, California  94111

Stock Exchange Listings

Mattel, Inc. Common Stock and Mattel, Inc. Preference Share
Purchase Rights
New York Stock Exchange and Pacific Exchange, Inc.

Mattel, Inc. Depositary Shares
New York Stock Exchange

Stockholder Administration

Inquiries relating to stockholder accounting records, stock transfer, dividends (including dividend reinvestment) and direct stock purchase should be directed to:
BankBoston, N.A.
c/o EquiServe Limited Partnership
P.O. Box 8040
Boston, Massachusetts  02266-8040
Telephone numbers:
888-909-9922 (DRIP information only)
800-730-4001 (stockholder information)
Website: www.equiserve.com

Common Stockholders

As of March 1, 1999, there were approximately 48,000 holders of record of Mattel, Inc. common stock.

Annual Meeting

The Annual Meeting of Stockholders will be held June 3, 1999 at
10:00 a.m. at the Manhattan Beach Marriott, Manhattan Beach, California.

Form 10-K

Mattel's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1998 is available upon request by writing to the Secretary of the Company, 333 Continental Boulevard, El Segundo, California 90245-5012.

Trademark Legends

Barbie, Fisher-Price, Hot Wheels, Matchbox, Tyco, American Girl, Mattel Media, View-Master, Generation Girl, My Design, Polly Pocket, Power Wheels, See 'N Say, X3 Microscope and Me2Cam are trademarks of Mattel, Inc.

Disney characters: (C) Disney; Winnie the Pooh: (C) Disney. Based on the "Winnie the Pooh" works. Copyright A.A. Milne and E.H. Shepard; Mulan: (C) Disney; Disney's Tarzan: (C) 1999 Edgar Rice Burroughs, Inc. and Disney Enterprises, Inc. Tarzan owned by Edgar Rice Burroughs, Inc. and used by permission; A Bug's Life and Toy Story 2: (C) Disney/Pixar; Sesame Street Muppets: (C) 1999 Jim Henson Productions, Inc. Sesame Street and the Sesame Street sign are registered trademarks of Children's Television Workshop; Magna Doodle is a trademark licensed from Pilot Corporation of America; Nickelodeon, Nick Jr., Rugrats, Blue's Clues and all related titles, logos and characters are trademarks of Viacom International Inc. (C) 1999 Viacom International Inc.; Ferrari models licensed by Ferrari; Nascar is a registered trademark of The National Association for Stock Car Auto Racing, Inc.; CAT and Caterpillar are registered trademarks of Caterpillar Inc. (C) 1999 Caterpillar Inc.; Cabbage Patch Kids:
(C) 1999 Original Appalachian Artworks, Inc. Cabbage Patch Kids, logo and related trademarks are trademarks of and licensed from Original Appalachian Artworks, Inc.; Frank Sinatra: (C) 1999 Sheffield Enterprises, Inc. and Bristol Productions Ltd. Partnership Inc.; Elizabeth Taylor: (C) 1999 Interplanet Products, Limited; Lucille Ball: Images of Lucille Ball are used with permission of Desilu, too, LLC; Elvis Presley is a registered trademark of Elvis
Presley Enterprises, Inc.; Audrey Hepburn: Licensed by the Audrey Hepburn Estate; Microsoft and Windows are registered trademarks of Microsoft Inc.; Intel is a registered trademark of Intel Corporation; Playstation is a trademark of Sony Computer Entertainment Inc.; Nintendo and Game Boy are trademarks of Nintendo of America, Inc.; UCLA is a trademark of The Regents of the University of California; The Learning Company is a trademark of The Learning Company, Inc.; National Geographic is a trademark of National Geographic Society; American Greetings is a trademark of American Greetings Corporation; Mustang trademark used under license from Ford Motor Company. All other product names and associated designs mentioned or shown in this annual report are trademarks and copyrighted properties of their respective owners.