Form 10-K/A, Exhibit 13
period 1998-12-31
MATTEL INC /DE/
filed 1999-06-09
CIK 63276

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

Wheels - including Hot Wheels(R), Matchbox(R), Tyco(R) Electric Racing, and Tyco(R) Radio Control

Segment Information

Mattel's reportable segments are separately managed business units and include marketing and manufacturing. The marketing segment is divided on a geographic basis between domestic and international. The domestic segment is further divided into USA Toys, Fisher-Price/Tyco Preschool and Other. USA Toys principally sells products in the Girls, Entertainment and Wheels categories, which Fisher-Price/Tyco Preschool sells principally Infant and Preschool Products. The Other segment is principally involved in selling specialty products in the Girls category. The international segment sells products in all categories. Operations Mattel's manufacturing segment, manufactures toy products, which are sold to the marketing segments. Financial information regarding the Company's segments can be found in Note 8 to the consolidated financial statements.

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

Note 8  Segment Information - Restated

In the 1998 fourth quarter, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

     In order to conform to the requirements of SFAS No. 131, the operating segment disclosures have been restated as follows:

     The table below presents information about segment revenues, operating profit and assets. Mattel's reportable segments are separately managed business units and include marketing and manufacturing. The marketing segment is divided on a geographic basis between domestic and international. The domestic segment is further divided into USA Toys, Fisher-Price/Tyco Preschool and Other. USA Toys principally sells products in the Girls, Entertainment and Wheels categories, while Fisher-Price/Tyco Preschool sells principally Infant and Preschool products. The Other segment is principally involved in selling specialty products in the Girls category. The international segment sells products in all product categories. Operations, Mattel's manufacturing segment, manufactures toy products, which are sold to the marketing segments based on intercompany transfer prices. Such prices are based on manufacturing costs plus a profit margin. Segment revenues do not include sales adjustments such as trade discounts and other allowances. However, such adjustments are included in the determination of segment profit from operations. Segment profit from operations represents income before special charges, restructuring and integration charges, interest expense, and provision for income taxes. The consolidated total profit from operations presented in the following tables represents income before income taxes and extraordinary item as reported in the consolidated statements of operations. The segment assets are comprised of accounts receivable and inventories, net of applicable reserves and allowances.

                                    Revenues
                                      From                       Profit/(Loss)
                                    External     Intersegment        From          Segment     Depreciation/
(In thousands)                      Customers      Revenues       Operations       Assets      Amortization*
------------------------------------------------------------------------------------------------------------
1998
Marketing
Domestic:
   USA Toys                        $2,249,883     $         -       $ 333,243    $  571,976      $ 61,510
   Fisher-Price/Tyco Preschool        902,018               -          97,813       279,773        41,376
   Other segments                     213,224               -          35,134        71,575        14,071
International                       1,712,509               -         158,007       602,063        49,234
Operations                              2,182       1,486,320         151,905        88,613        25,629
                                   ----------     -----------       ---------    ----------      --------
Segment total                       5,079,816       1,486,320         776,102     1,614,000       191,820
Elimination of intersegment
  sales                                     -      (1,486,320)              -             -             -
Sales adjustments                    (297,924)              -               -             -             -
Special charge                              -               -         (44,000)            -             -
Interest expense                            -               -        (110,833)            -             -
Corporate and other                         -               -        (156,206)      (46,592)       23,085
                                   ----------     -----------       ---------    ----------      --------
Consolidated total                 $4,781,892     $         -       $ 465,063    $1,567,408      $214,905
                                   ==========     ===========       =========    ==========      ========

1997
Marketing
Domestic:
   USA Toys                        $2,388,988     $         -       $ 485,879    $  588,154      $ 51,358
   Fisher-Price/Tyco Preschool      1,030,906               -          87,742       337,680        43,926
International                       1,733,605               -         218,659       538,099        45,024
Operations                              2,018       1,552,029         144,058        73,048        32,145
                                   ----------     -----------       ---------    ----------      --------
Segment total                       5,155,517       1,552,029         936,338     1,536,981       172,453
Elimination of intersegment
  sales                                     -      (1,552,029)              -             -             -
Sales adjustments                    (320,901)              -               -             -             -
Restructuring and
  integration                               -               -        (275,000)            -             -
Interest expense                            -               -         (90,130)            -             -
Corporate and other                         -               -        (146,126)      (16,721)       17,458
                                   ----------     -----------       ---------    ----------      --------
Consolidated total                 $4,834,616     $         -       $ 425,082    $1,520,260      $189,911
                                   ==========     ===========       =========    ==========      ========

1996
Marketing
Domestic:
   USA Toys                        $2,088,009     $         -       $ 398,633    $  527,821      $ 44,453
   Fisher-Price/Tyco Preschool        920,581               -          84,045       228,793        36,105
International                       1,819,487               -         179,826       586,277        50,218
Operations                              9,796       1,586,885         146,233        83,323        27,492
                                   ----------     -----------       ---------    ----------      --------
Segment total                       4,837,873       1,586,885         808,737     1,426,214       158,268
Elimination of intersegment
  sales                                     -      (1,586,885)              -             -             -
Sales adjustments                    (302,541)              -               -             -             -
Interest expense                            -               -        (100,226)            -             -
Corporate and other                         -               -        (171,755)      (33,096)       23,075
                                   ----------     -----------       ---------    ----------      --------
Consolidated total                 $4,535,332     $         -       $ 536,756    $1,393,118      $181,343
                                   ==========     ===========       =========    ==========      ========

*Included in depreciation and amortization are charges for tooling. Such charges are allocated among segments based on a percentage of relative sales.

     The marketing segments sell a broad variety of children's toy products, which are grouped into four major categories: Girls, Infant and Preschool, Entertainment and Wheels. The table below presents revenues from external customers by category:

                                                               For the Year
                                          -----------------------------------------------------
(In thousands)                                 1998                 1997                 1996
-----------------------------------------------------------------------------------------------
Girls                                      $2,125,800           $2,217,400           $2,102,500
Infant and Preschool                        1,684,200            1,739,900            1,516,000
Wheels                                        713,300              590,700              487,900
Entertainment                                 480,100              421,700              440,100
Other                                          76,416              185,817              291,373
                                          -----------------------------------------------------
                                            5,079,816            5,155,517            4,837,873
Sales adjustments                            (297,924)            (320,901)            (302,541)
                                          -----------------------------------------------------
Consolidated total                         $4,781,892           $4,834,616           $4,535,332
                                          -----------------------------------------------------

     The table below presents information by geographic area. Revenues are attributed to countries based on location of customer. Long-lived assets principally include net property, plant and equipment, and goodwill.

                                                                      Long-Lived
(In thousands)                                     Net Sales            Assets
--------------------------------------------------------------------------------
1998
United States                                       $3,253,320        $1,301,237
International                                        1,528,572           634,011
                                                    ----------         ---------
                                                     4,781,892         1,935,248
Corporate and other                                          -           245,985
                                                    ----------        ----------
Consolidated total                                  $4,781,892        $2,181,233
                                                    ==========        ==========
1997
United States                                       $3,263,917        $  577,727
International                                        1,570,699           512,972
                                                    ----------        ----------
                                                     4,834,616         1,090,699
Corporate and other                                          -           229,625
                                                    ----------        ----------
Consolidated total                                  $4,834,616        $1,320,324
                                                    ==========        ==========
1996
United States                                       $2,875,601        $  582,038
International                                        1,659,731           595,884
                                                    ----------        ----------
                                                     4,535,332         1,177,922
Corporate and other                                          -           191,917
                                                    ----------        ----------
Consolidated total                                  $4,535,332        $1,369,839
                                                    ==========        ==========

     Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms, which result in a substantial portion of trade receivables being collected during the latter half of the year. Customers accounting for more than 10% of the Company's consolidated net sales and related accounts receivable are as follows:

(In millions)                                                  1998             1997             1996
------------------------------------------------------------------------------------------------------

Worldwide sales for the year ended
 Toys R Us                                                    $729.3           $859.5         $1,039.6
 Wal-Mart                                                      790.8            739.1            555.9
Accounts receivable as of December 31
 Toys R Us                                                    $148.9           $260.7         $  185.0
 Wal-Mart                                                      291.4            178.6             90.4
------------------------------------------------------------------------------------------------------

                                             Mattel. Inc. and Subsidiaries    50


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

As discussed in Note 8 to the consolidated financial statements, segment information for the years 1998, 1997 and 1996 has been restated to present USA Toys, Fisher-Price/Tyco Preschool, International and Operations as reportable segments.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 1, 1999, except as to Note 8 for which the date is May 28, 1999

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