Form 10-K405, Exhibit 13
period 2000-12-31
MATTEL INC /DE/
filed 2001-03-28
CIK 63276

                                                                      EXHIBIT 13

                                                    Five-Year Financial Summary
                                                    ---------------------------
                                                   Mattel, Inc. and Subsidiaries

                                                                        For the Year Ended December 31 (a) (b)
                                                       ----------------------------------------------------------------------
(In thousands, except per share and percentage
information)                                                 2000          1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:

Net sales                                                 $4,669,942    $4,595,490    $4,698,337    $4,778,663    $4,535,332
Gross profit                                               2,100,785     2,182,021     2,309,795     2,364,085     2,219,758
  % of net sales                                                45.0%         47.5%         49.2%         49.5%         48.9%
Operating profit (c)                                         378,403       301,773       570,279       515,212       636,982
  % of net sales                                                 8.1%          6.6%         12.1%         10.8%         14.0%
Income from continuing operations before income
  taxes and extraordinary item                               225,424       170,164       459,446       425,082       536,756
Provision for income taxes                                    55,247        61,777       131,193       135,288       164,532
Income from continuing operations before
  extraordinary item                                         170,177       108,387       328,253       289,794       372,224
Loss from discontinued operations (a)                       (601,146)     (190,760)     (122,200)     (467,905)     (350,262)
Extraordinary item - loss on early retirement of
  debt                                                             -             -             -        (4,610)            -
Net income (loss)                                           (430,969)      (82,373)      206,053      (182,721)       21,962

INCOME (LOSS) PER COMMON SHARE (d):

Income (loss) per common share - Basic
  Income from continuing operations                             0.40          0.25          0.82          0.76          1.02
  Loss from discontinued operations (a)                        (1.41)        (0.46)        (0.31)        (1.27)        (0.98)
  Extraordinary item                                               -             -             -         (0.01)            -
  Net income (loss)                                            (1.01)        (0.21)         0.51         (0.52)         0.04

Income (loss) per common share - Diluted
  Income from continuing operations                             0.40          0.25          0.76          0.74          0.99
  Loss from discontinued operations (a)                        (1.41)        (0.45)        (0.29)        (1.24)        (0.95)
  Extraordinary item                                               -             -             -         (0.01)            -
  Net income (loss)                                            (1.01)        (0.20)         0.47         (0.51)         0.04

DIVIDENDS DECLARED PER COMMON SHARE (d)                         0.27          0.35          0.31          0.27          0.24
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 As of Year End (a) (b)
                                                       ----------------------------------------------------------------------
(In thousands)                                               2000          1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:

Total assets                                              $4,313,397    $4,673,964    $4,612,770    $3,915,059    $3,885,006
Long-term liabilities                                      1,407,892     1,145,856     1,124,756       808,297       633,342
Stockholders' equity                                       1,403,098     1,962,687     2,170,803     1,933,338     2,109,787
-----------------------------------------------------------------------------------------------------------------------------

(a) Financial data for 1997 through 1999 reflect the retroactive effect of the merger, accounted for as a pooling of interests, with The Learning Company, Inc. ("Learning Company") in May 1999. As more fully described in Note 13 to the Consolidated Financial Statements, the Consumer Software segment, which was comprised primarily of Learning Company, was reported as a discontinued operation effective March 31, 2000, and the consolidated financial statements were reclassified to segregate the net investment in, and the liabilities and operating results of the Consumer Software segment.
(b) Consolidated financial information for 1996 and 1997 has been restated retroactively for the effects of the March 1997 merger with Tyco Toys, Inc. ("Tyco"), accounted for as a pooling of interests.
(c) Represents income from continuing operations before interest expense and provision for income taxes.
(d) Per share data reflect the retroactive effect of a stock split distributed to stockholders in March 1996, and the mergers with Learning Company and Tyco in 1999 and 1997, respectively.

               Management's Discussion and Analysis of Financial
               -------------------------------------------------
                      Condition and Results of Operations
                      -----------------------------------

                         Mattel, Inc. and Subsidiaries

CAUTIONARY STATEMENT

Certain written and oral statements made or incorporated by reference from time to time by Mattel, Inc. and its subsidiaries ("Mattel") or its representatives in this Annual Report, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Mattel is including this cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any such forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate, or imply future results, performance, or achievements. Forward-looking statements can be identified by the use of terminology such as "believe", "anticipate", "expect", "estimate", "may", "will", "should", "project", "continue", "plans", "aims", "intends", "likely", or other words or phrases of similar terminology. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. In addition to the risk factors listed in Mattel's Annual Report on Form 10-K and other important factors detailed herein and from time to time in other reports filed by Mattel with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K, the following important factors could cause actual results to differ materially from those suggested by any forward-looking statements.

 .  Marketplace Risks
   - Increased competitive pressure, both domestically and internationally, which may negatively affect the sales of Mattel's products
   - Changes in public and consumer preferences, which may negatively affect Mattel's business
   - Significant changes in the play patterns of children, whereby they are increasingly attracted to more developmentally advanced products at younger ages, which may affect brand loyalty and the perceived value of and demand for Mattel's products
   - Possible weaknesses in economic conditions, both domestically and internationally, which may negatively affect the sales of Mattel's products and the costs associated with manufacturing and distributing these products
   - Concentration of Mattel's business with a small group of major customers
   - Significant changes in the buying patterns of major customers
   - Shortages of raw materials or components, which may affect Mattel's ability to produce product in time to meet customer demand
   - Mattel's inability to accurately predict future consumer demand, including during the peak holiday season
 .  Financing Considerations
   - Foreign currency exchange fluctuations, which may affect Mattel's reportable income
   - Significant increases in interest rates, both domestically and internationally, which may negatively affect Mattel's cost of financing both its operations and investments
   - Reductions in Mattel's credit ratings, which may negatively impact the cost of satisfying its financing requirements

 .  Other Risks
   - Mattel's inability to ensure successful implementation of all phases of its financial realignment plan and realization of the anticipated cost savings and improved cash flows
   - Development of new technologies, including digital media and the Internet, which may create new risks to Mattel's ability to protect its intellectual property rights or affect the development, marketing and sales of Mattel's products
   - Changes in laws or regulations, both domestically and internationally, including those affecting the Internet, consumer products, environmental activities, import and export laws or trade restrictions, which may lead to increased costs or interruption of normal business operations of Mattel
   - Current and future litigation, governmental proceedings or environmental matters, which may lead to increased costs or interruption of normal business operations of Mattel
   - Labor disputes, which may lead to increased costs or disruption of any of Mattel's operations

     The risks included herein are not exhaustive. Other sections of this Annual Report may include additional factors, which could materially and adversely impact Mattel's business, financial condition and results of operations. Moreover, Mattel operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict the impact of all such risk factors on Mattel's business, financial condition or results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

SUMMARY

     The following discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this Annual Report. Mattel's consolidated financial statements for all periods present the Consumer Software segment as a discontinued operation. Unless otherwise indicated, the following discussion relates only to Mattel's continuing operations. Additionally, the segment and brand category information was restated from prior year presentation to conform to the current management structure.

     Mattel designs, manufactures, and markets a broad variety of toy products on a worldwide basis through both sales to retailers (i.e. "customers") and direct to consumers. Mattel's business is dependent in great part on its ability each year to redesign, restyle and extend existing core products and product lines, to design and develop innovative new products and product lines, and to successfully market those products and product lines. Mattel plans to continue to focus on its portfolio of traditional brands that have historically had worldwide sustainable appeal, to create new brands utilizing its knowledge of children's play patterns and to target customer and consumer preferences around the world. Mattel also intends to expand its core brands through the Internet, and licensing and entertainment partnerships.

     Mattel's portfolio of brands and products are grouped in the following categories:

     Girls - including Barbie(R) fashion dolls and accessories, collector dolls, Cabbage Patch Kids(R), Polly Pocket(R), and Diva Starz(TM)

     Boys-Entertainment - including Hot Wheels(R), Matchbox(R), Tyco(R) Electric Racing and Tyco(R) Radio Control (collectively "Wheels"), and Disney, Nickelodeon(R), Harry Potter(TM), Max Steel(TM), and games and puzzles (collectively "Entertainment")

     Infant & Preschool - including Fisher-Price(R), Power Wheels(R), Sesame Street(R), Disney preschool and plush, Winnie the Pooh(R), Blue's Clues(R), See 'N Say(R), Magna Doodle(R), and View-Master(R)

     Direct Marketing - American Girl(R), Barbie(R), Wheels, and Fisher-Price(R)

2000 FINANCIAL REALIGNMENT PLAN

During the third quarter of 2000, Mattel initiated a financial realignment plan designed to improve gross margin; selling, general and administrative expenses; operating profit, and cash flow. The plan was one of the first major initiatives led by Mattel's new chief executive officer, Robert Eckert. The financial realignment plan, together with the disposition of Learning Company, was part of new management's strategic plan to focus on growing Mattel's core brands and lowering operating costs and interest expense. The plan will require a total pre-tax charge estimated at approximately $250 million or $170 million on an after-tax basis, of which approximately $100 million represents cash expenditures and $70 million represents non-cash writedowns. Total cash outlay will be funded from existing cash balances and internally generated cash flows from operations. During 2000, Mattel recorded a pre-tax charge of $125.2 million, approximately $84 million after-tax or $0.20 per diluted share, related to the initial phase of the financial realignment plan. In accordance with generally accepted accounting principles, future pre-tax implementation costs of approximately $125 million could not be accrued in 2000. These costs will be recorded over the next two years.

     The following are the major initiatives included in the financial realignment plan:

     -  Reduce excess manufacturing capacity;
     - Terminate a variety of licensing and other contractual arrangements that do not deliver an adequate level of profitability;
     - Eliminate product lines that do not meet required levels of profitability;
     -  Improve supply chain performance and economics;
     - Eliminate approximately 350 positions at US-based headquarters locations in El Segundo, Fisher-Price and Pleasant Company through a combination of layoffs, elimination of open requisitions, attrition and retirements; and
     -  Close and consolidate certain international offices.

     Mattel incurred a $22.9 million pre-tax restructuring charge related to the 2000 financial realignment plan. This charge, combined with a $7.0 million adjustment to the 1999 restructuring plan, resulted in $15.9 million of net pre-tax restructuring and other charges in 2000.

     The $22.9 million restructuring charge for 2000 relates to the elimination of positions at headquarters locations in El Segundo, Fisher-Price and Pleasant Company, closure of certain international offices, and consolidation of facilities. Total worldwide headcount reduction as a result of the restructuring is approximately 500 employees, of which 340 were terminated during 2000. The components of the restructuring charges are as follows (in millions):

                                                                    Balance
                                           Total       Amounts     December 31,
                                          Charges     Incurred        2000
--------------------------------------------------------------------------------
Severance and other compensation             $19         $(3)         $  16
Asset writedowns                               2          (2)             -
Lease termination costs                        1           -              1
Other                                          1           -              1
--------------------------------------------------------------------------------
 Total restructuring charge and asset
  writedowns                                 $23         $(5)         $  18
================================================================================

Under the plan, Mattel expects to generate approximately $200 million of cost savings over the next three years. However, there is no assurance that Mattel will be able to successfully implement all phases of its financial realignment plan or that it will realize the anticipated cost savings and improved cash flows.

1999 RESTRUCTURING AND NONRECURRING CHARGES

During 1999, Mattel initiated a restructuring plan for its continuing operations and incurred certain other nonrecurring charges totaling $281.1 million, approximately $218 million after-tax or $0.51 per diluted share. The restructuring plan was aimed at leveraging global resources in the areas of manufacturing, marketing and distribution, eliminating duplicative functions worldwide and achieving improved operating efficiencies. The plan, which was designed to reduce product costs and overhead spending, resulted in actual cost savings of approximately $35 million in 1999 and approximately $80 million in 2000. Total cash outlays are funded from existing cash balances and internally generated cash from continuing operations.

     The following were the major restructuring initiatives:

     -  Consolidation of the Infant & Preschool businesses;
     -  Consolidation of the domestic and international back-office functions;
     -  Consolidation of direct marketing operations;
     -  Realignment of the North American sales force;
     -  Termination of various international distributor contracts; and
     -  Closure of three higher-cost manufacturing facilities.

     The termination of approximately 3,000 employees around the world was completed during 2000. Through December 31, 2000, a total of approximately $60 million was incurred related to employee terminations.

     Components of the accrued restructuring and other charges, including adjustments, related to continuing operations are as follows (in millions):

                                    Balance                                                    Balance
                                  December 31,                               Amounts         December 31,
                                      1999               Adjustments        Incurred             2000
---------------------------------------------------------------------------------------------------------
Severance and other
   compensation                           $ 54                  $(14)           $(35)               $   5
Distributor, license and
   other contract terminations              10                    (4)             (6)                   -
Lease termination costs                     15                     1             (10)                   6
---------------------------------------------------------------------------------------------------------
  Total restructuring costs                 79                   (17)            (51)                  11
Merger-related transaction
  and other costs                            4                    (1)              -                    3
Other nonrecurring charges                  19                    11              (6)                  24
---------------------------------------------------------------------------------------------------------
  Total restructuring and
    other charges                         $102                  $ (7)           $(57)               $  38
=========================================================================================================

     The adjustments made in 2000 to restructuring and merger-related transaction costs largely reflect the reversal of excess reserves as a result of lower than anticipated costs to complete certain actions compared to previous estimates. The restructuring actions were completed in 2000; however, future cash outlays will extend beyond this date, largely due to severance payment options available to affected employees and future lease payments on vacated spaces.

     The other nonrecurring charges principally relate to the 1998 recall of Mattel's Power Wheels(R) vehicles and environmental remediation costs related to a former manufacturing facility on a leased property in Beaverton, Oregon. The adjustment to other nonrecurring charges reflects increases in reserves for these activities.

RESULTS OF CONTINUING OPERATIONS

2000 Compared to 1999

Consolidated Results

Net income from continuing operations for 2000 was $170.2 million or $0.40 per diluted share as compared to net income from continuing operations of $108.4 million or $0.25 per diluted share in 1999. Profitability in 2000 was negatively impacted by a $125.2 million pre-tax charge related to the initial phase of the 2000 financial realignment plan, a $53.1 million pre-tax charge for the departure of certain senior executives in the first quarter, and an $8.4 million pre-tax charge related to losses realized on the disposition of a portion of the stock received as part of the sale of CyberPatrol. These charges were partially offset by a $7.0 million reversal of the 1999 reserve related to restructuring and other charges. The combined effect of the above items (the "nonrecurring charges") resulted in a pre-tax net charge of $179.7 million, approximately $123 million after-tax or $0.29 per diluted share. Profitability in 1999 was negatively impacted by a $281.1 million charge, approximately $218 million after-tax or $0.51 per diluted share, related to restructuring and other nonrecurring charges.

     The following table provides a comparison of the reported results and the results excluding nonrecurring charges for 2000 versus 1999 (in millions):

                                                                          For the Year
                                   ------------------------------------------------------------------------------------------
                                                                    2000                                     1999
                                   ------------------------------------------------------------------------------------------
                                                                               Results Excl.
                                      Reported               Nonrecurring     Nonrecurring                    Reported
                                      Results                   Charges         Charges                       Results
-----------------------------------------------------------------------------------------------------------------------------
Net sales                              $4,670                      $   -        $4,670                      $4,595
=============================================================================================================================
Gross profit                           $2,101       45%            $ (79)       $2,180        47%           $2,182        48%
Advertising and promotion
  expenses                                686       15                 5           681        15               684        15
Other selling and admin.
  expenses                                967       21                59           908        19               868        19
Amortization of intangibles                52        1                 -            52         1                52         1
Restructuring and other charges            16        -                16             -         -               281         6
Other (income) expense, net                 2        -                21           (19)        -                (5)        -
-----------------------------------------------------------------------------------------------------------------------------
Operating income                          378        8              (180)          558        12               302         7
Interest expense                          153        3                 -           153         3               132         3
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing
  operations before income
  taxes                                $  225        5%            $(180)       $  405         9%           $  170         4%
=============================================================================================================================

     Net sales from continuing operations for 2000 increased 2% to $4.7 billion, from $4.6 billion in 1999. In local currency, sales were up 4% compared to a year ago. Sales within the US increased 4% and accounted for 71% of consolidated sales in 2000 compared to 70% in 1999. Sales outside the US decreased 3% from a year ago. However, before the unfavorable exchange impact, international sales increased by 6% compared to 1999.

     Worldwide sales in the Girls category increased 4% due to a 5% worldwide increase in Barbie(R) products, partially offset by decreases in sales of large dolls. Barbie(R) sales were up 9% in the US and down 1% in international markets. Excluding the unfavorable exchange impact, Barbie(R) sales were up 8% in international markets.

     Sales in the Boys-Entertainment category were flat worldwide, or up 2% before the unfavorable impact of foreign exchange. The Boys-Entertainment category was negatively impacted by lower sales of Toy Story 2 products in 2000 compared to 1999. Excluding the impact of Toy Story 2 and this year's Harry Potter(TM) products, the Boys-Entertainment category grew 2% for the year. Worldwide Wheels sales decreased 2%, or were flat before the unfavorable impact of foreign exchange. Sales of Entertainment products increased 2% worldwide, driven by continued strength of Max Steel(TM), Mattel games and Harry Potter(TM) products, partially offset by lower sales of Toy Story 2 products.

     Sales in the Infant & Preschool category were flat worldwide, or up 2% compared to last year before the unfavorable impact of foreign exchange. Worldwide sales of core Fisher-Price(R) products grew 26%, up 37% in the US and flat in international markets. Excluding the unfavorable exchange impact, core Fisher-Price(R) products were up 11% in international markets. Declines in worldwide sales for Sesame Street(R), Disney preschool and Winnie the Pooh(R) offset domestic growth in core Fisher-Price(R) products.

     Direct marketing sales, which include Pleasant Company, Barbie(R) collector and Fisher-Price(R) catalogs, increased 13% compared to last year due to strong sales of the new American Girl(R) character Kit Kittredge(TM), introduction of AG Mini*s(TM), Angelina Ballerina(TM) and the Fisher-Price(R) and Everything Barbie(R) catalogs.

     Gross profit, as a percentage of net sales, was 45.0% in 2000 compared to 47.5% last year. Reported cost of sales includes a $78.6 million nonrecurring charge related to the termination of a variety of licensing agreements, other contractual arrangements and elimination of product lines that did not deliver an adequate level of profitability. Excluding the nonrecurring charge, gross profit was 46.7% in 2000 compared to 47.5% a year ago due to unfavorable product mix, unfavorable foreign exchange rates and higher shipping costs.

     Excluding the $4.8 million nonrecurring charge related to the termination of a contractual arrangement, advertising and promotion expenses as a percentage of net sales were 14.6% compared to 14.9% in 1999. The decrease is attributable to improved efficiencies of promotional spending.

     Excluding the $5.9 million nonrecurring charge related to settlement of certain litigation matters and the $53.1 million charge related to termination costs for the departure of senior executives, other selling and administrative expenses were 19.4% of net sales in 2000 compared to 18.9% in 1999. The increase is largely due to compensation costs incurred for the recruitment and retention of senior executives.

     Other expense, net includes a $12.6 million nonrecurring charge primarily related the writeoff of certain noncurrent assets and an $8.4 million charge related to losses realized on the disposition of a portion of the stock received as part of the sale of CyberPatrol. Excluding the nonrecurring charges, the increase in other income of $14.1 million is due to investment and interest income.

     Interest expense was $153.0 million in 2000 compared with $131.6 million in 1999, largely due to higher borrowings necessitated by the funding of Mattel's Consumer Software business. In addition, Mattel's overall interest rate was higher due to increased market rates and debt refinancing that occurred during the second half of the year. Mattel's tax rate before nonrecurring charges was 27.6%, consistent with the targeted rate for the year.

Business Segment Results

Mattel's reportable segments are separately managed business units and include toy marketing and toy manufacturing. The Toy Marketing segment is divided on a geographic basis between domestic and international. The domestic Toy Marketing segment is further divided into US Girls, US Boys-Entertainment, US Infant & Preschool and Other. The US Girls segment includes products such as Barbie(R), Polly Pocket(R) and Cabbage Patch Kids(R). The US Boys-Entertainment segment includes products in the Wheels and Entertainment categories. The US Infant & Preschool segment includes Fisher-Price(R), Disney preschool and plush, Power Wheels(R), Sesame Street(R) and other preschool products. The Other segment principally sells girls specialty products, including American Girl(R), which are sold through the direct marketing distribution channel. The International Toy Marketing segment sells products in all toy categories.

     The US Girls segment sales increased by 10% in 2000 compared to 1999 due to a 9% increase in sales of Barbie(R) products. Within the Barbie(R) product line, Mattel has employed strategies including targeting products for specific age groups, creating a new logo and package design, and supporting retailer demand for products in terms of earlier shipments and product offerings. The US Boys-Entertainment segment sales decreased 4% due to a 3% decrease in sales of Wheels products and a 7% decrease in sales of Entertainment products. Within the Wheels category, Mattel gained market share. However, sales fell below last year as relatively high retail inventories were adjusted down throughout 2000. Within the Entertainment category, growth from Max Steel(TM) and Mattel games were more than offset by lower sales of movie-related toy products relative to the 1999 strong sales of Toy Story 2 products. Excluding Harry Potter(TM) and Toy Story 2, Entertainment sales were up 10% in domestic markets. The US Infant & Preschool segment sales increased 3%, largely due to increased sales of core Fisher-Price(R) and Power Wheels(R) products, partially offset by declines in sales of Sesame Street(R), Disney preschool and Winnie the Pooh(R) products.

     Sales in the Other segment increased 5% compared to last year, primarily due to higher sales of American Girl(R) products. The International Toy Marketing segment sales decreased by 3% compared to last year. Excluding the unfavorable foreign exchange impact, sales grew by 6% due to increased sales across all core categories, including Barbie(R), Fisher-Price(R), Wheels and Entertainment products.

     Operating profit in the US Girls segment increased by 13%, largely due to higher sales volume. The US Boys-Entertainment segment experienced an 11% decline in operating profit, largely due to lower sales volume and higher shipping costs. Operating profit in the US Infant & Preschool segment increased 12% due to greater sales of relatively higher margin core Fisher-Price(R) products. Operating profit in the Other segment increased by 4%, largely due to increased direct marketing volume, partially offset by higher operating costs to support the expansion of the direct marketing business. The International Toy Marketing segment operating profit decreased 17%, largely due to unfavorable foreign exchange rates.

1999 Compared to 1998

Consolidated Results

Net income from continuing operations for 1999 was $108.4 million or $0.25 per diluted share as compared to net income from continuing operations of $328.3 million or $0.76 per diluted share in 1998. The 1999 results were negatively impacted by restructuring and other charges totaling $281.1 million, approximately $218 million after-tax or $0.51 per diluted share, related to the 1999 restructuring plan and other nonrecurring charges. The 1998 results of operations were negatively impacted by a $44.0 million nonrecurring charge in connection with the voluntary recall of Power Wheels(R) ride-on vehicles and a customer-related antitrust litigation settlement. The 1998 nonrecurring charge of approximately $31 million after-tax impacted earnings by $0.07 per diluted share.

     The following table provides a comparison of the reported results for 1999 versus 1998 (in millions):

                                                      For the Year
                                        ---------------------------------------
                                               1999                 1998
                                        ---------------------------------------
Net sales                                  $4,595               $4,698
===============================================================================
Gross profit                               $2,182     48%       $2,310    49%
Advertising and promotion
  expenses                                    684     15           787    17
Other selling and admin.
  expenses                                    868     19           863    18
Amortization of intangibles                    52      1            41     1
Restructuring and other charges               281      6            44     1
Other (income) expense, net                    (5)     -             5     -
-------------------------------------------------------------------------------
Operating income                              302      7           570    12
Interest expense                              132      3           111     2
-------------------------------------------------------------------------------
Income from continuing
  operations before income taxes           $  170      4%       $  459    10%
===============================================================================

     Net sales for 1999 were $4.6 billion, a decrease of 2% from $4.7 billion in 1998. In local currency, sales declined 1% compared to 1998. Sales in the US remained relatively flat and accounted for 70% and 68% of consolidated net sales in 1999 and 1998, respectively. Sales outside the US were down 8%. Excluding the unfavorable foreign exchange impact, international sales declined by 5%.

     Worldwide sales in the Girls category decreased 9%, largely due to declines in Barbie(R) and Cabbage Patch Kids(R) products. Barbie(R) sales were up 2% in the US and down 13% in international markets. Excluding the unfavorable exchange, Barbie(R) sales were down 10% in international markets.

     Sales in the Boys-Entertainment category were up 9% worldwide. Sales in the Wheels category grew 4%, largely due to increased sales of Hot Wheels(R) product. Sales in the Entertainment category increased 19% worldwide, largely due to the success in 1999 of toys associated with Disney's feature motion picture Toy Story 2.

     Sales in the Infant & Preschool category declined 3% worldwide, largely attributable to the success of Sesame Street(R) products in 1998 including 'Tickle Me Elmo', and decreased sales of Disney's Winnie the Pooh(R) products, partially offset by an increase in sales of core Fisher-Price(R) and Power Wheels(R) products.

     Direct marketing sales, which include Pleasant Company, Barbie(R) collector and Fisher-Price(R) catalogs, increased by 24% compared to 1998, largely due to incremental sales of American Girl(R) product resulting from the Pleasant Company acquisition. Pleasant Company was acquired in July 1998 and, therefore, the results of operations for 1998 only reflect six months of results.

     Gross profit, as a percentage of net sales, was 47.5% in 1999, down from 49.2% in 1998. This decline was largely due to overall change in product mix, unfavorable foreign exchange rates and higher shipping costs. As a percentage of net sales, advertising and promotion expenses were 14.9%, a decrease of 1.8 percentage points versus 1998. Other selling and administrative expenses increased from 18.4% of net sales in 1998 to 18.9% of net sales in 1999. Amortization of intangibles increased by $10.7 million, mainly as a result of a full year of incremental amortization for Pleasant Company and Bluebird Toys PLC acquired in mid-year 1998.

     Interest expense increased $20.8 million, primarily due to increased short- and long-term borrowings to fund Learning Company's cash requirements and to finance Mattel's 1998 acquisitions.

Business Segment Results

The US Girls segment sales reached $1.0 billion in 1999, consistent with 1998. Increased sales of Barbie(R) product was offset by declines in sales of Cabbage Patch Kids(R) products. The US Boys-Entertainment segment sales increased slightly from 1998, as a 4% increase in sales of Entertainment product was offset by a 2% decrease in sales of Wheels product. The US Infant & Preschool segment sales declined by 1%, mainly due to lower sales of Sesame Street(R), Disney preschool and Winnie the Pooh(R) product, offset by increased sales of core Fisher-Price(R) and Power Wheels(R) products. Sales in the Other segment increased by 13%, largely due to incremental sales resulting from the July 1998 acquisition of the Pleasant Company. The International Toy Marketing segment sales decrease of 8% was partially attributable to unfavorable foreign exchange rates and unfavorable industry-wide trends, especially the shift amongst European retailers to just-in-time inventory management. By brand, the International Toy Marketing segment experienced lower sales of Barbie(R) and core Fisher-Price(R) products, partially offset by sales increases in Wheels and Entertainment products.

     Operating profit for the US Girls, US Boys-Entertainment and US Infant & Preschool segments in total declined by 4%, largely due to unfavorable product mix partially offset by lower advertising costs. Operating profit in the Other segment declined by 69%, largely due to incremental amortization and overhead expenses resulting from the July 1998 acquisition of Pleasant Company. The International Toy Marketing segment operating profit decreased by 25%, primarily due to lower sales volume and unfavorable product mix partially offset by lower advertising costs.

INCOME TAXES

The effective income tax rate on continuing operations was 24.5% in 2000 compared to 36.3% in 1999 and 28.6% in 1998. The effective rate on continuing operations, excluding restructuring and nonrecurring charges, was 27.6% for 2000 and 1999, and was favorably impacted by income earned in foreign jurisdictions taxed at lower rates.

     The difference in the overall tax rate on continuing operations between 1999 and 2000 is caused by the restructuring and nonrecurring charges. In 1999, a significant portion of the restructuring expenses consisted of expenses which were not deductible for tax purposes, resulting in a lower effective tax benefit on these restructuring charges, and a higher overall effective tax rate. In 2000, most of the restructuring and nonrecurring charges are deductible for tax purposes and provide a benefit at or near the effective US tax rate, resulting in a lower overall effective tax rate for 2000 as compared to 1999.

     The pre-tax loss from US operations includes interest expense, amortization of intangibles and corporate headquarters expenses. Therefore, the pre-tax losses from US operations as a percentage of the consolidated pre-tax income was less than the sales to US customers as a percentage of the consolidated gross sales.

FINANCIAL POSITION

Mattel's cash and short-term investments decreased slightly to $232.4 million at year end 2000 compared to $247.4 million at year end 1999. The repayment of the $100.0 million 6-3/4% Senior Notes, the reduction in short-term borrowings, and the funding of the Consumer Software business, including repayment of Learning Company's $201.0 million 5-1/2% Senior Notes, was offset by proceeds received from the issuance of the Euro Notes and the term loan and cash generated from continuing operations. The disposition of Learning Company is expected to have a positive impact on Mattel's cash position, since it will no longer need to fund the losses generated by that business. Accounts receivable, net decreased by $162.4 million to $839.6 million at year end 2000, principally due to improved cash collections. Inventories increased by $53.4 million to $489.7 million at year end 2000. Mattel intends to move toward a more optimal inventory level through its current focus on improving its supply chain performance. Property, plant and equipment, net decreased $77.0 million to $647.8 million at year end 2000, largely due to depreciation. Intangibles decreased $63.8 million to $1.14 billion at year end 2000, mainly due to goodwill amortization. Other noncurrent assets increased by $331.0 million to $765.7 million at year end 2000, principally due to increased noncurrent deferred tax assets resulting from operating losses. Net investment in discontinued operations decreased by $450.4 million to $11.5 million at year end 2000, primarily due to the disposition of Learning Company.

  Short-term borrowings decreased $143.1 million compared to 1999 year end, primarily due to the repayment of debt. Current portion of long-term debt increased by $29.6 million, largely due to the reclassification of $30.5 million in medium-term notes maturing in 2001 from long-term debt.

     A summary of Mattel's capitalization is as follows (in millions):

                                                   As of Year End
                                       -----------------------------------------
                                             2000                   1999
--------------------------------------------------------------------------------

Medium-term notes                      $  510.0       18%     $  540.5      17%
Senior notes                              690.7       25         400.0      13
Other long-term debt obligations           41.7        1          42.4       2
                                       --------   ------      --------  ------
Total long-term debt                    1,242.4       44         982.9      32
Other long-term liabilities               165.5        6         163.0       5
Stockholders' equity                    1,403.1       50       1,962.7      63
                                       --------   ------      --------  ------
                                       $2,811.0      100%     $3,108.6     100%
                                       ========   ======      ========  ======

     Total long-term debt increased by $259.5 million at year end 2000 compared to year end 1999 due to issuance of Euro 200 million Notes and a $200.0 million term loan, partially offset by the repayment of $100.0 million of senior notes. Mattel expects to satisfy its future long-term capital needs through the retention of corporate earnings and the issuance of long-term debt instruments. In November 1998, Mattel filed its current universal shelf registration statement allowing it to issue up to $400.0 million of debt and equity securities, all of which was available to be issued as of December 31, 2000. Stockholders' equity of $1.4 billion at year end 2000 decreased $559.6 million from year end 1999, primarily due to cumulative losses from discontinued operations, common dividends declared and the unfavorable effect of foreign currency translation, partially offset by income from continuing operations and cash received from exercise of employee stock options.

LIQUIDITY

Mattel's primary sources of liquidity over the last three years have been cash on hand at the beginning of the year, cash flows generated from continuing operations, long-term debt issuances and short-term seasonal borrowings. Operating activities generated cash flows from continuing operations of $555.1 million during 2000, compared to $430.5 million in 1999 and $586.2 million in 1998. The increase in cash flows from operating activities in 2000 is largely due to increased income from continuing operations and increased cash collections.

     Mattel invested its cash flows during the last three years mainly in additions to tooling in support of new products and construction of new manufacturing facilities. In 1998, Mattel also invested in its acquisitions of Pleasant Company and Bluebird Toys PLC.

     Over the last three years, Mattel received cash inflows from the issuance of long-term debt and short-term borrowings, which were primarily used to support operating activities, repay long-term debt and, in 1998, to fund acquisitions. In 2000, Mattel received proceeds from the issuance of a term loan and Euro Notes, which were used to repay its 6-3/4 % Senior Notes upon maturity and support operating activities. In 1999, Mattel increased its short-term borrowings to support its operating activities and to fund the Consumer Software segment. During 1999, Mattel repaid $30.0 million of its medium-term notes. In 1998, Mattel received cash flows from the issuance of senior notes and medium-term notes, which were used to fund its 1998 acquisitions, retire higher-cost debt and support operating activities. In 1998, Mattel repaid the long-term debt and mortgage note assumed as part of the Pleasant Company acquisition. During the last three years, Mattel paid dividends on its common stock and, in 1998 and 1999, Mattel repurchased treasury stock. In 2000, Mattel did not repurchase treasury stock.

     Mattel announced during the third quarter of 2000 a change in its dividend policy consisting of a reduction in the annual cash dividend from $0.36 per share to $0.05 per share. No quarterly dividend for the fourth quarter of 2000 was declared. The $0.05 per share annual dividend rate under the new dividend policy is expected to become effective in December 2001, when and as declared by the board of directors. The reduction of the dividend will result in annual cash savings of approximately $130 million. Mattel currently intends to use the cash savings to reduce debt, and thereby strengthen the balance sheet. In addition, the disposition of Learning Company is expected to result in improved cash flows since Mattel is no longer required to fund this business.

SEASONAL FINANCING

Mattel expects to finance its seasonal working capital requirements for the coming year by using existing and internally generated cash, issuing commercial paper, selling certain trade receivables and using various short-term bank lines of credit. Mattel's domestic unsecured committed revolving credit facility provides $1.0 billion in short-term borrowings from a commercial bank group. In first quarter 2000, Mattel implemented a 364-day, $400.0 million unsecured committed credit facility, with essentially the same terms and conditions as the $1.0 billion revolving credit facility. The $400.0 million, 364-day facility is expected to be renewed in first quarter 2001. Under both domestic credit facilities, Mattel is required to meet financial covenants for consolidated debt-to-capital and interest coverage. Currently, Mattel is in compliance with such covenants.

     Mattel also expects to have approximately $392 million of individual short-term foreign credit lines with a number of banks available in 2001, which will be used as needed to finance seasonal working capital requirements of certain foreign subsidiaries.

DISCONTINUED OPERATIONS

In May 1999, Mattel completed its merger with Learning Company, in which Learning Company was merged with and into Mattel, with Mattel being the surviving corporation. Due to substantial losses experienced in its Consumer Software segment, which was comprised primarily of Learning Company, Mattel's board of directors, on March 31, 2000, resolved to dispose of its Consumer Software segment. As a result of this decision, the Consumer Software segment was reported as a discontinued operation effective March 31, 2000, and the consolidated financial statements were reclassified to segregate the net investment in, and the liabilities and operating results of the Consumer Software segment.

     On October 18, 2000, Mattel disposed of Learning Company to an affiliate of Gores Technology Group in return for a contractual right to receive future consideration based on income generated from its business operations and/or the net proceeds derived by the new company upon the sale of its assets or other liquidating events, or 20% of its enterprise value at the end of five years. However, there can be no assurance that Mattel will receive any future consideration with respect to the disposition of Learning Company. Furthermore, upon the disposition of Learning Company, Mattel had no further obligation to fund its operations.

     In December 2000 and January 2001, Mattel entered into worldwide, multi-year licensing agreements with Vivendi Universal Publishing and THQ, respectively, for the development and publishing of gaming, educational and productivity software based on Mattel's brands, which Mattel had previously developed and sold directly through its Mattel Media division. These partnerships allow Mattel to provide the content from its library of power brands, while Vivendi Universal Publishing and THQ provide software development and distribution expertise. This strategy for extending into the interactive arena will provide opportunities for future growth with no capital investment. Management believes such a licensing program is likely to result in a lower risk of loss from operations than the Consumer Software segment. However, a licensing program will result in greater dependence by Mattel on its licensing partners, and less direct control by Mattel over research and development, marketing, and sales decisions related to its consumer software products. As a result, Mattel's ability to create innovative new consumer software products may be reduced.

LITIGATION

Power Wheels(R) Recall

On October 22, 1998, Mattel announced that Fisher-Price, in cooperation with the Consumer Product Safety Commission, would conduct a voluntary recall involving up to 10 million battery-powered Power Wheels(R) ride-on vehicles. The recall involves the replacement of electronic components that may overheat, particularly when consumers make alterations to the product, and covers vehicles sold nationwide since 1984 under nearly 100 model names. Additionally, Fisher-Price has been notified by the Consumer Product Safety Commission that the Commission is considering whether Fisher-Price may be subject to a fine for delayed reporting of the facts underlying the recall.

Greenwald Litigation

On October 13, 1995, Michelle Greenwald filed a complaint against Mattel in Superior Court of the State of California, County of Los Angeles. Ms. Greenwald is a former employee whom Mattel terminated. Her complaint sought general and special damages, plus punitive damages, for breach of oral, written and implied contract, wrongful termination in violation of public policy and violation of California Labor Code Section 970. Ms. Greenwald claimed that her termination resulted from complaints she made to management concerning general allegations that Mattel did not account properly for sales and certain costs associated with sales and more specific allegations that Mattel failed to account properly for certain royalty obligations to The Walt Disney Company.

     In 1996, Mattel's motion for summary adjudication of Ms. Greenwald's public policy claim was granted, with Mattel's motion for summary judgment of Ms. Greenwald's remaining claims being granted in 1997. Ms. Greenwald appealed the dismissal of her suit in 1998. In 2000, the California Court of Appeal filed an opinion that affirmed in part and reversed in part the judgment in favor of Mattel. The Court of Appeal ruled that disputed factual issues existed which precluded summary adjudication of certain claims and that a jury at trial must resolve such factual issues. As a result, Ms. Greenwald's claims for termination in violation of public policy, termination in breach of an implied agreement, and violation of California Labor Code Section 970 were ordered remanded to the trial court for further proceedings. The Court of Appeal did not rule on whether Ms. Greenwald's claims had merit; it merely held that the claims should be presented to a jury. Jurisdiction was then restored to the trial court for further proceedings. In December 2000, the lawsuit was settled for an amount that was not material to Mattel's financial condition or results of operations.

Litigation Related to Learning Company

Following Mattel's announcement in October 1999 of the expected results of its Learning Company division for the third quarter of 1999, several of Mattel's stockholders filed purported class action complaints naming Mattel and certain of its present and former officers and directors as defendants. The complaints generally allege, among other things, that the defendants made false or misleading statements in the joint proxy statement for the merger of Mattel and Learning Company and elsewhere, that artificially inflated the price of Mattel's common stock.

     In March 2000, these shareholder complaints were consolidated into two lead cases: Thurber v. Mattel, Inc. et al. (containing claims under (S) 10(b) of the
       -----------------------------
1934 Securities Exchange Act ("Act")) and Dusek v. Mattel, Inc. et al.
                                          ---------------------------
(containing claims under (S) 14(a) of the Act). Mattel and the other defendants filed motions to dismiss both lawsuits for failure to state a claim. In January 2001, the Court granted defendants' motions to dismiss both Thurber and Dusek,
                                                            -------     -----
and gave plaintiffs leave to amend. Plaintiffs are expected to file amended consolidated complaints in March 2001 in both actions.

     Other purported class action litigation has been brought against Mattel as successor to Learning Company and the former directors of Learning Company on behalf of former stockholders of Broderbund Software, Inc. who acquired shares of Learning Company in exchange for their Broderbund common stock in connection with the Learning Company-Broderbund merger on August 31, 1998. The consolidated complaint in In re Broderbund generally alleges that Learning Company misstated
             ----------------
its financial results prior to the time it was acquired by Mattel. Mattel and the other defendants have filed a motion to dismiss the complaint in In re
                                                                     -----
Broderbund, and are awaiting a ruling. Thurber, Dusek, and In re Broderbund are
----------                             -------  -----      ----------------
all currently pending in the United States District Court for the Central District of California.

     Several stockholders have filed derivative complaints on behalf and for the benefit of Mattel, alleging, among other things, that Mattel's directors breached their fiduciary duties, wasted corporate assets, and grossly mismanaged Mattel in connection with Mattel's acquisition of Learning Company and its approval of severance packages to certain former executives. All of these derivative actions, one of which was filed in the Court of Chancery in Delaware and the remainder in Los Angeles Superior Court in California, have been stayed pending the outcome of motions to dismiss in the federal securities actions.

     Mattel believes that the purported class actions and derivative suits are without merit and intends to defend them vigorously.

Environmental

  -Fisher-Price

Fisher-Price has executed a consent order with the State of New York to implement a groundwater remediation system at one of its former manufacturing plants. Mattel anticipates that the New York State Department of Environmental Conservation will issue a Record of Decision in March 2001. The ultimate liability associated with this cleanup presently is estimated to be approximately $1.76 million, approximately $1.26 million of which has been incurred through December 31, 2000.

  -Beaverton, Oregon

Mattel previously operated a manufacturing facility on a leased property in Beaverton, Oregon that was acquired as part of the March 1997 merger with Tyco. In March 1998, samples of groundwater used by the facility for process water and drinking water disclosed elevated levels of certain chemicals, including trichloroethylene. Mattel immediately closed the water supply and self-reported the sample results to the Oregon Department of Environmental Quality and the Oregon Health Division. Mattel also implemented a community outreach program to employees, former employees and surrounding landowners.

     In November 1998, Mattel and another potentially responsible party entered into a consent order with the Oregon Department of Environmental Quality to conduct a remedial investigation/feasibility study at the property, to propose an interim remedial action measure, and to continue the community outreach program. Mattel has recorded pre-tax charges totaling $19.0 million for environmental remediation costs related to this property, based on the completion and approval of the remediation plan and feasibility study.

General


Mattel is also involved in various other litigation and legal matters, including claims related to intellectual property, product liability and labor, which Mattel is addressing or defending in the ordinary course of business.
Management believes that any liability that may potentially result upon resolution of such matters will not have a material adverse effect on Mattel's business, financial condition or results of operations.

Commitments

In the normal course of business, Mattel enters into contractual arrangements for future purchases of goods and services to ensure availability and timely delivery, and to obtain and protect Mattel's right to create and market certain products. These arrangements include commitments for future inventory purchases and royalty payments. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the term of the contracts.

     As of December 31, 2000, Mattel's Toy Manufacturing segment had outstanding commitments for 2001 purchases of inventory of approximately $134 million. Licensing and similar agreements with terms extending through the year 2006 contain provisions for future minimum payments aggregating approximately $342 million.

RISK MANAGEMENT

Foreign Currency

Mattel's results of operations and cash flows may be impacted by exchange rate fluctuations. Mattel seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure using foreign currency forward exchange and option contracts primarily to hedge its purchase and sale of inventory, and other intercompany transactions denominated in foreign currencies. These contracts generally have maturity dates of up to 18 months. In addition, Mattel manages its exposure through the selection of currencies used for international borrowings and intercompany invoicing. Mattel's results of operations can also be affected by the translation of foreign revenues and earnings into US dollars. Mattel does not trade in financial instruments for speculative purposes.

     Mattel entered into a cross currency interest rate swap to convert the interest rate and principal amount from Euros to US dollars on its 200 million Euro Notes due 2002.

     Mattel's foreign currency forward exchange contracts that were used to hedge firm foreign currency commitments as of December 31, 2000 are shown in the following table. All contracts are against the US dollar and are maintained by reporting units with a US dollar functional currency, with the exception of the Indonesian rupiah and Thai baht contracts that are maintained by entities with either a rupiah or baht functional currency.

                                                Buy                                 Sell
                                 ----------------------------------  ------------------------------------
                                              Weighted                            Weighted
                                  Contract     Average      Fair      Contract     Average       Fair
(In thousands of US dollars)       Amount   Contract Rate   Value      Amount   Contract Rate   Value
-------------------------------------------------------------------  ------------------------------------
Euro                               $34,438           0.93  $34,725    $310,974           0.94  $312,693
British pounds sterling                  -                       -      19,415           1.48    19,568
Canadian dollar                      3,483           1.51    3,507      41,800           0.67    41,466
Japanese yen                           828            113      816      10,858            111    10,551
Australian dollar                    6,716           0.56    6,687      11,664           0.56    11,605
Swiss franc                          3,137           1.63    3,154           -              -         -
Indonesian rupiah                   23,523          9,304   21,699           -              -         -
New Zealand dollar                       -              -        -       1,218           0.42     1,278
Venezuelan bolivar                       -              -        -       5,000            703     5,004
Brazilian real                           -              -        -      25,717           1.96    25,618
Singapore dollar                         -              -        -       2,782           1.73     2,785
Taiwanese dollar                         -              -        -       1,706           33.7     1,738
Thai baht                            7,939          40.43    7,419           -              -         -
                                   -------                 -------    --------                 --------
                                   $80,064                 $78,007    $431,134                 $432,306
                                   =======                 =======    ========                 ========

     For the purchase of foreign currencies, fair value reflects the amount, based on dealer quotes, that Mattel would pay at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year end 2000. For the sale of foreign currencies, fair value reflects the amount, based on dealer quotes, that Mattel would receive at maturity for contracts involving the same currencies and maturity dates, if they had been entered into as of year end 2000. The differences between the fair value and the contract amounts are expected to be fully offset by foreign currency exchange gains and losses on the underlying hedged transactions.

     In addition to the contracts involving the US dollar detailed in the above table, Mattel also had contracts to sell British pounds sterling for the purchase of Euros. At December 31, 2000, these contracts had a notional amount of $58.0 million and a fair value of $56.3 million.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments
                                        -------------------------------------
and Hedging Activities.  This statement requires companies to record derivatives
----------------------
on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

     Mattel adopted SFAS 133 on January 1, 2001. Mattel will record a one-time, pre-tax charge of approximately $12 million in the consolidated statement of operations for the quarter ending March 31, 2001 for the transition adjustment related to the adoption of SFAS 133.

Interest Rate Sensitivity

An assumed 50 basis point movement in interest rates affecting Mattel's variable rate borrowings would have had an immaterial impact on its 2000 results of operations.

ECONOMIC CONDITIONS

In the current environment where there are growing concerns regarding the economy and declining consumer confidence, both domestically and internationally, there can be no assurance that Mattel's business, financial condition, cash flows or results of operations will not be materially and adversely impacted by such trends.

MANUFACTURING RISK

Mattel owns and operates manufacturing facilities and utilizes third-party manufacturers throughout Asia, primarily in China, Indonesia, Malaysia and Thailand. A risk of political instability and civil unrest exists in these countries, which could temporarily or permanently damage Mattel's manufacturing operations located there. Mattel's business, financial position and results of operations would be negatively impacted by a significant disruption to its manufacturing operations or suppliers.

EFFECTS OF INFLATION

Inflation rates in the US and in major foreign countries where Mattel does business have not had a significant impact on its results of operations or financial position during the three years ended December 31, 2000. The US Consumer Price Index increased 3.4% in 2000, 2.7% in 1999 and 1.6% in 1998. Mattel receives some protection from the impact of inflation from high turnover of inventories and its ability to pass on higher prices to consumers.

                          Consolidated Balance Sheets
                          ---------------------------
                         Mattel, Inc. and Subsidiaries

                                                                             December 31,        December 31,
(In thousands)                                                                   2000                1999
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and short-term investments                                               $  232,389          $  247,354
 Accounts receivable, less allowances of $24.6 million at
   December 31, 2000 and $29.5 million at December 31,
   1999                                                                           839,567           1,001,972
 Inventories                                                                      489,742             436,316
 Prepaid expenses and other current assets                                        189,799             166,217
                                                                             ------------        ------------

    Total current assets                                                        1,751,497           1,851,859
                                                                             ------------        ------------

Property, Plant and Equipment
 Land                                                                              32,793              34,882
 Buildings                                                                        257,430             270,185
 Machinery and equipment                                                          564,244             552,625
 Capitalized leases                                                                23,271              23,271
 Leasehold improvements                                                            74,988              74,812
                                                                             ------------        ------------
                                                                                  952,726             955,775

 Less: accumulated depreciation                                                   472,986             422,142
                                                                             ------------        ------------
                                                                                  479,740             533,633

 Tools, dies and molds, net                                                       168,092             191,158
                                                                             ------------        ------------

 Property, plant and equipment, net                                               647,832             724,791
                                                                             ------------        ------------

Other Noncurrent Assets
 Intangibles, net                                                               1,136,857           1,200,622
 Other assets                                                                     765,671             434,706
 Net investment in discontinued operations                                         11,540             461,986
                                                                             ------------        ------------

                                                                               $4,313,397          $4,673,964
                                                                             ============        ============

The accompanying notes are an integral part of these statements.

                                                                             December 31,         December 31,
(In thousands, except share data)                                                2000                 1999
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Short-term borrowings                                                         $  226,403           $  369,549
 Current portion of long-term debt                                                 32,723                3,173
 Accounts payable                                                                 338,966              293,277
 Accrued liabilities                                                              703,382              714,633
 Income taxes payable                                                             200,933              184,789
                                                                             ------------         ------------
    Total current liabilities                                                   1,502,407            1,565,421
                                                                             ------------         ------------

Long-Term Liabilities
 Long-term debt                                                                 1,242,396              982,880
 Other                                                                            165,496              162,976
                                                                              ------------        ------------
    Total long-term liabilities                                                 1,407,892            1,145,856
                                                                             ------------         ------------

Stockholders' Equity
 Special voting preferred stock $1.00 par value, $10.00
   liquidation preference per share, one share authorized,
   issued and outstanding, representing the voting rights of
   1.6 million and 3.2 million outstanding exchangeable shares
   in 2000 and 1999, respectively                                                       -                    -
 Common stock $1.00 par value, 1.0 billion shares
   authorized; 435.6 million shares and 433.6 million shares
   issued in 2000 and 1999, respectively                                          435,560              433,563
 Additional paid-in capital                                                     1,706,614            1,728,954
 Treasury stock at cost; 9.6 million shares and 12.0 million
   shares in 2000 and 1999, respectively                                         (288,622)            (361,825)
 (Accumulated deficit) retained earnings                                         (144,417)             401,642
 Accumulated other comprehensive loss                                            (306,037)            (239,647)
                                                                             ------------         ------------
    Total stockholders' equity                                                  1,403,098            1,962,687
                                                                             ------------         ------------

                                                                               $4,313,397           $4,673,964
                                                                             ============         ============


The accompanying notes are an integral part of these statements.

COMMITMENTS AND CONTINGENCIES (See accompanying notes.)

                     Consolidated Statements of Operations
                     -------------------------------------
                         Mattel, Inc. and Subsidiaries

                                                                             For the Year
                                                      --------------------------------------------------------
(In thousands, except per share amounts)                        2000               1999               1998
--------------------------------------------------------------------------------------------------------------
NET SALES                                                     $4,669,942         $4,595,490         $4,698,337
Cost of sales                                                  2,569,157          2,413,469          2,388,542
                                                            ------------       ------------       ------------
GROSS PROFIT                                                   2,100,785          2,182,021          2,309,795
Advertising and promotion expenses                               685,877            684,519            786,396
Other selling and administrative expenses                        966,998            867,955            862,543
Restructuring and other charges                                   15,900            281,107             44,000
Amortization of intangibles                                       52,000             52,010             41,329
Interest expense                                                 152,979            131,609            110,833
Other expense (income), net                                        1,607             (5,343)             5,248
                                                            ------------       ------------       ------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES                                                   225,424            170,164            459,446
Provision for income taxes                                        55,247             61,777            131,193
                                                            ------------       ------------       ------------
INCOME FROM CONTINUING OPERATIONS                                170,177            108,387            328,253
DISCONTINUED OPERATIONS (SEE NOTE 13)
Loss from discontinued operations                               (601,146)          (190,760)          (122,200)
                                                            ------------       ------------       ------------
NET INCOME (LOSS)                                               (430,969)           (82,373)           206,053
Preferred stock dividend requirements                                  -              3,980              7,960
                                                            ------------       ------------       ------------
NET INCOME (LOSS) APPLICABLE TO COMMON
  SHARES                                                      $ (430,969)        $  (86,353)        $  198,093
                                                            ============       ============       ============

BASIC INCOME (LOSS) PER COMMON SHARE
Income from continuing operations                             $     0.40         $     0.25         $     0.82
Loss from discontinued operations                                  (1.41)             (0.46)             (0.31)
                                                            ------------       ------------       ------------
Net income (loss)                                             $    (1.01)        $    (0.21)        $     0.51
                                                            ============       ============       ============
Weighted average number of common shares                         426,166            414,186            390,210
                                                            ============       ============       ============

DILUTED INCOME (LOSS) PER COMMON SHARE
Income from continuing operations                             $     0.40         $     0.25         $     0.76
Loss from discontinued operations                                  (1.41)             (0.45)             (0.29)
                                                            ------------       ------------       ------------
Net income (loss)                                             $    (1.01)        $    (0.20)        $     0.47
                                                            ============       ============       ============
Weighted average number of common and common
 equivalent shares                                               427,126            425,281            421,707
                                                            ============       ============       ============

DIVIDENDS DECLARED PER COMMON SHARE                           $     0.27         $     0.35         $     0.31
                                                            ============       ============       ============

The accompanying notes are an integral part of these statements.

                     Consolidated Statements of Cash Flows
                     -------------------------------------
                         Mattel, Inc. and Subsidiaries

                                                                                          For the Year
                                                                            -------------------------------------
(In thousands)                                                                   2000        1999          1998
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                            $(430,969)  $ (82,373)  $   206,053
 Deduct: loss from discontinued operations                                     (601,146)   (190,760)     (122,200)
                                                                              ---------   ---------   -----------
 Income from continuing operations                                              170,177     108,387       328,253
  Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
    Noncash restructuring and integration charges                                46,126      46,374             -
    Depreciation                                                                192,638     187,455       169,116
    Amortization                                                                 63,751      58,555        45,189
  Increase (decrease) from changes in assets and liabilities:
      Accounts receivable                                                       143,920    (125,891)      140,248
      Inventories                                                               (83,637)    118,703       (47,715)
      Prepaid expenses and other current assets                                  (9,821)    (23,707)      (16,295)
      Accounts payable, accrued liabilities and income taxes payable             32,211      74,128       (40,554)
      Deferred income taxes                                                       3,383      (7,151)         (999)
      Other, net                                                                 (3,658)     (6,390)        8,958
                                                                              ---------   ---------   -----------
 Net cash flows from operating activities of continuing operations              555,090     430,463       586,201
                                                                              ---------   ---------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of tools, dies and molds                                             (85,258)   (107,017)     (114,387)
 Purchases of other property, plant and equipment                               (76,491)    (94,158)     (161,860)
 Payment for acquisitions, net of cash acquired                                       -      (1,091)     (782,588)
 Proceeds from sale of other property, plant and equipment                        9,938      10,033        18,667
 Investment in other long-term assets                                              (877)    (48,398)      (10,783)
 Other, net                                                                       1,462        (612)       (1,484)
                                                                              ---------   ---------   -----------
 Net cash flows used for investing activities of continuing operations         (151,226)   (241,243)   (1,052,435)
                                                                              ---------   ---------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Short-term borrowings, net                                                    (134,997)    244,595       109,110
 Proceeds from issuance of long-term debt                                       390,710           -       350,000
 Payments of long-term debt                                                    (100,000)    (30,254)      (99,310)
 Exercise of stock options                                                       25,189      51,207        75,956
 Purchase of treasury stock                                                           -     (75,507)     (351,093)
 Payment of dividends on common and preferred stock                            (153,551)   (125,673)      (97,970)
 Other, net                                                                      (1,104)       (572)       (1,050)
                                                                              ---------   ---------   -----------
 Net cash flows from (used for) financing activities of continuing
    operations                                                                   26,247      63,796       (14,357)
                                                                              ---------   ---------   -----------

NET CASH USED FOR DISCONTINUED OPERATIONS (SEE NOTE 13)                        (444,173)   (215,261)            -
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (903)     (2,855)       (1,902)
                                                                              ---------   ---------   -----------
(DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS                          (14,965)     34,900      (482,493)
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR                            247,354     212,454       694,947
                                                                              ---------   ---------   -----------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR                                $ 232,389   $ 247,354   $   212,454
                                                                              =========   =========   ===========

The accompanying notes are an integral part of these statements.

                Consolidated Statements of Stockholders' Equity
                -----------------------------------------------
                         Mattel, Inc. and Subsidiaries

                                                                                Additional
                                                  Preferred       Common          Paid-In      Treasury
(In thousands)                                      Stock          Stock          Capital        Stock
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                            $ 780      $379,011       $1,497,461     $(285,420)

Comprehensive income:
  Net income
  Unrealized gain on securities
  Currency translation adjustments
---------------------------------------------------------------------------------------------------------
Comprehensive income

Net income of Broderbund for the
  month ended December 31, 1997
  not included in results of
  operations
Purchase of treasury stock                                                                      (351,393)
Issuance of treasury stock                                                         (65,210)      141,466
Stock option exercises                                              4,682           38,049
Tax benefit of stock option exercises                                               38,700
Shares issued for acquisitions                                      5,503          111,011
Issuance of Softkey warrants                                                       134,346
Conversion of exchangeable shares                                  10,900          (10,900)
Conversion of 5-1/2% Notes                                          4,122           88,880
Issuance of nonvested stock                                           840           12,071
Shares issued under employee
  stock purchase plan                                                  56              814
Dividends declared on common
  stock
Dividends declared on preferred
  stock
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                              780       405,114        1,845,222      (495,347)

Comprehensive (loss):
  Net (loss)
  Unrealized gain on securities:
    Unrealized holding gains
    Less: reclassification adjustment
      for realized gains included in
      net (loss)
  Currency translation adjustments
---------------------------------------------------------------------------------------------------------
Comprehensive (loss)

Conversion of Series A Preferred
  Stock                                                  (8)       18,000          (17,992)
Redemption of Series C Preferred
  Stock                                                (772)        6,382          (51,834)      46,224
Purchase of treasury stock                                                                      (75,507)
Issuance of treasury stock                                                         (87,300)     134,977
Stock option exercises                                              1,447           13,018
Tax benefit of stock option exercises                                               15,000
Shares issued for acquisitions                                        241            5,306
Conversion of exchangeable shares                                   2,342           (2,342)
Shares issued under employee
  stock purchase plan                                                  37              719
Tax adjustment related to 1987
  quasi-reorganization                                                              33,400
Exercise of warrants                                                               (24,243)      27,828
Nonvested stock activity
Dividends declared on common
  stock
Dividends declared on preferred
  stock
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                -       433,563        1,728,954      (361,825)

Comprehensive (loss):
  Net (loss)
  Unrealized (loss) on securities:
    Unrealized holding losses
    Less: reclassification adjustment
    for realized losses included in
    net (loss)
  Minimum pension liability
    adjustment
  Currency translation adjustments
---------------------------------------------------------------------------------------------------------
Comprehensive (loss)

Issuance of treasury stock                                                         (48,035)       73,224
Tax benefit of stock option exercises                                                2,300
Tax benefit of prior year stock
  option exercises                                                                  19,200
Compensation cost related to stock
  option modifications                                                                 382
Conversion of exchangeable shares                                   1,976           (1,976)
Issuance of stock warrant                                                            5,789
Shares issued for Learning
  Company treasury stock                                               21                            (21)
Dividends declared on common
  stock
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                            $   -      $435,560       $1,706,614     $(288,622)
=========================================================================================================

                                                                 (Accumulated    Accumulated
                                                                    Deficit)        Other          Total
                                                    Deferred        Retained    Comprehensive   Stockholders'
                                                  Compensation      Earnings    Income (Loss)     Equity
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                            $      -       $ 551,972     $(210,466)      $1,933,338

Comprehensive income:
  Net income                                                           206,053                        206,053
  Unrealized gain on securities                                                       10,249           10,249
  Currency translation adjustments                                                     2,319            2,319
--------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   206,053        12,568          218,621

Net income of Broderbund for the
  month ended December 31, 1997
  not included in results of
  operations                                                               209                            209
Purchase of treasury stock                                                                           (351,393)
Issuance of treasury stock                                                                             76,256
Stock option exercises                                                                                 42,731
Tax benefit of stock option exercises                                                                  38,700
Shares issued for acquisitions                                         (34,646)                        81,868
Issuance of Softkey warrants                                                                          134,346
Conversion of exchangeable shares                                                                           -
Conversion of 5-1/2% Notes                                                                             93,002
Issuance of nonvested stock                            (12,265)                                           646
Shares issued under employee
  stock purchase plan                                                                                     870
Dividends declared on common
  stock                                                                (90,431)                       (90,431)
Dividends declared on preferred
  stock                                                                 (7,960)                        (7,960)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                             (12,265)        625,197      (197,898)       2,170,803

Comprehensive (loss):
  Net (loss)                                                           (82,373)                       (82,373)
  Unrealized gain on securities:
    Unrealized holding gains                                                           3,184            3,184
    Less: reclassification adjustment
      for realized gains included in
      net (loss)                                                                     (11,143)         (11,143)
  Currency translation adjustments                                                   (33,790)         (33,790)
--------------------------------------------------------------------------------------------------------------
Comprehensive (loss)                                                   (82,373)      (41,749)        (124,122)

Conversion of Series A Preferred
  Stock                                                                                                     -
Redemption of Series C Preferred
  Stock                                                                                                     -
Purchase of treasury stock                                                                            (75,507)
Issuance of treasury stock                                                                             47,677
Stock option exercises                                                                                 14,465
Tax benefit of stock option exercises                                                                  15,000
Shares issued for acquisitions                                                                          5,547
Conversion of exchangeable shares                                                                           -
Shares issued under employee
  stock purchase plan                                                                                     756
Tax adjustment related to 1987
  quasi-reorganization                                                                                 33,400
Exercise of warrants                                                                                    3,585
Nonvested stock activity                                12,265                                         12,265
Dividends declared on common
  stock                                                               (137,202)                      (137,202)
Dividends declared on preferred
  stock                                                                 (3,980)                        (3,980)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                   -         401,642      (239,647)       1,962,687

Comprehensive (loss):
  Net (loss)                                                          (430,969)                      (430,969)
  Unrealized (loss) on securities:
    Unrealized holding losses                                                        (25,118)         (25,118)
    Less: reclassification adjustment
    for realized losses included in
    net (loss)                                                                        10,995           10,995
  Minimum pension liability
    adjustment                                                                        (1,782)          (1,782)
  Currency translation adjustments                                                   (50,485)         (50,485)
--------------------------------------------------------------------------------------------------------------
Comprehensive (loss)                                                  (430,969)      (66,390)        (497,359)

Issuance of treasury stock                                                                             25,189
Tax benefit of stock option exercises                                                                   2,300
Tax benefit of prior year stock
  option exercises                                                                                     19,200
Compensation cost related to stock
  option modifications                                                                                    382
Conversion of exchangeable shares                                                                           -
Issuance of stock warrant                                                                               5,789
Shares issued for Learning
  Company treasury stock                                                                                    -
Dividends declared on common
  stock                                                               (115,090)                      (115,090)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                            $      -       $(144,417)    $(306,037)      $1,403,098
==============================================================================================================

The accompanying notes are an integral part of these statements.

                  Notes to Consolidated Financial Statements
                  ------------------------------------------
                         Mattel, Inc. and Subsidiaries


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Preparation

The consolidated financial statements include the accounts of Mattel, Inc. and its subsidiaries ("Mattel"). All significant intercompany accounts and transactions have been eliminated in consolidation, and certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation. Investments in joint ventures and other companies are accounted for by the equity method or cost basis, depending upon the level of the investment and/or Mattel's ability to exercise influence over operating and financial policies.

     Financial data for 1997 through 1999 reflect the retroactive effect of the merger, accounted for as a pooling of interests, with Learning Company in May 1999. As more fully described in Note 13, the Consumer Software segment, which was comprised primarily of Learning Company, was reported as a discontinued operation effective March 31, 2000, and the consolidated financial statements were reclassified to segregate the net investment in, and the liabilities and operating results of the Consumer Software segment.

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income, expense and cash flow items are translated at weighted average exchange rates prevailing during the fiscal year. The resulting currency translation adjustments are recorded as a component of other comprehensive income (loss) within stockholders' equity.

Cash and Short-Term Investments

Cash includes cash equivalents, which are highly liquid investments with maturities of three months or less when purchased.

Marketable Securities

Marketable securities are comprised of investments in publicly-traded securities, classified as available-for-sale, and are recorded at market value with unrealized gains or losses reported as a component of other comprehensive income (loss) within stockholders' equity until realized.

Inventories

Inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 10 to 20 years, not to exceed the lease term, for leasehold improvements. Tools, dies and molds are amortized using the straight-line method over 3 years.

Intangibles and Long-Lived Assets

Intangible assets consist of the excess of purchase price over the fair value of net assets acquired in purchase acquisitions, and the cost of acquired patents and trademarks. Intangible assets are amortized using the straight-line method over periods ranging from 2 to 40 years. Accumulated amortization was $332.2 million and $280.2 million as of December 31, 2000 and 1999, respectively.

     The carrying value of fixed and intangible assets is periodically reviewed to identify and assess any impairment by evaluating the operating performance and future undiscounted cash flows of the underlying assets.

Revenue Recognition

Revenue from the sale of toy products is recognized upon shipment. Accruals for customer discounts and rebates, and defective returns are recorded as the related revenues are recognized.

    The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, in December 1999.
              -------------------------------------------
SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Mattel has reviewed its revenue recognition policies and determined that it is in compliance with SAB 101.

Advertising and Promotion Costs

Costs of media advertising are expensed the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of catalog production and mailing costs that are generally amortized within three months from the date catalogs are mailed. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

Stock-Based Compensation

Mattel has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.
                              ---------------------------------------
Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under Mattel's plans as such options are granted at not less than the quoted market price of Mattel's common stock on the date of grant.

Income Taxes

Mattel accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Income and Dividends Per Common Share

Share and per share data for 1998 and 1999 presented in these financial statements reflect the retroactive effects of the May 1999 Learning Company merger.

     Basic income (loss) per common share is computed by dividing earnings available to common stockholders by the weighted average number of common shares and common shares obtainable upon the exchange of the exchangeable shares of Mattel's Canadian subsidiary, Softkey Software Products Inc., outstanding during each period. Earnings available to common stockholders represent reported net income (loss) less preferred stock dividend requirements.

    Diluted income (loss) per common share is computed by dividing diluted earnings available to common stockholders by the weighted average number of common shares, common shares obtainable upon the exchange of the exchangeable shares of Mattel's Canadian subsidiary, Softkey Software Products Inc., and other common equivalent shares outstanding during each period. The calculation of common equivalent shares assumes the exercise of dilutive stock options and warrants, net of assumed treasury share repurchases at average market prices, and conversion of dilutive preferred stock and convertible debt, as applicable. Dilutive securities are included in the calculation of weighted average shares outstanding for those periods in which Mattel recorded income from continuing operations.

     A reconciliation of earnings available to common stockholders and diluted earnings available to common stockholders and the related weighted average shares for the years ended December 31 follows (in thousands):

                                                  2000                    1999                     1998
                                         -----------------------------------------------------------------------
                                         Earnings      Shares    Earnings       Shares    Earnings       Shares
                                         -----------------------------------------------------------------------
Income from continuing operations        $170,177                $108,387                 $328,253
Less: preferred stock dividend
  requirements                                  -                  (3,980)                  (7,960)
                                         --------                --------                 --------
Earnings available to common
  stockholders                           $170,177      426,166   $104,407       414,186   $320,293       390,210
Dilutive securities:
  Dilutive stock options                                   960                    3,920                    8,685
  Warrants                                                   -                      665                    4,812
  Preferred stock                                            -                    6,510                   18,000
                                         -----------------------------------------------------------------------
Diluted earnings available to
  common stockholders                    $170,177      427,126   $104,407       425,281   $320,293       421,707
                                         =======================================================================

    Premium price stock options totaling 16.3 million and other nonqualified stock options totaling 25.6 million were excluded from the calculation of diluted earnings per share in 2000 because they were anti-dilutive. Premium price stock options totaling 16.9 million, other nonqualified stock options totaling 23.2 million, convertible debt, and Series C preferred stock were excluded from the calculation of diluted earnings per share in 1999 because they were anti-dilutive. Premium price stock options totaling 18.7 million, Series C preferred stock, and convertible debt were excluded from the calculation of diluted earnings per share in 1998 because they were anti-dilutive.

Risk Management Contracts

Mattel enters into foreign currency forward exchange and option contracts primarily as hedges of purchases and sales of inventory, and other intercompany transactions denominated in foreign currencies to limit the effect of exchange rate fluctuations on its results of operations and cash flows. Mattel also entered into a cross currency interest rate swap related to its Euro Notes. Mattel does not enter into contracts for speculative purposes.

     Mattel designates its financial instruments as hedges of specific assets, liabilities or anticipated transactions. Gains and losses related to contracts that have been designated as hedges are deferred and are recognized in the results of operations, balance sheet, and statement of cash flows as part of the underlying transaction. Contracts that have not been designated as hedges are marked to market with gains and losses recognized in the results of operations currently. If a contract previously designated as a hedge is terminated prior to the transaction date of the related commitment, the resultant gain or loss is recognized at the time of maturity of the original contract as a component of other expense (income), net.

NOTE 2 - INCOME TAXES

Consolidated income from continuing operations before income taxes consists of the following (in thousands):

                                                               For the Year
                                             ----------------------------------------------------
                                                   2000              1999                1998
-------------------------------------------------------------------------------------------------
US operations                                       $(140,747)        $(126,675)         $ 53,965
Foreign operations                                    366,171           296,839           405,481
                                                   ----------        ----------         ---------
                                                    $ 225,424         $ 170,164          $459,446
                                                   ==========        ==========         =========

     The provision for current and deferred income taxes consists of the following (in thousands):

                                                               For the Year
                                             ----------------------------------------------------
                                                   2000              1999                1998
-------------------------------------------------------------------------------------------------
Current
  Federal                                           $   2,860         $   9,816          $ 40,132
  State                                                 3,500             7,400             5,500
  Foreign                                              52,900            58,150            98,336
                                                   ----------        ----------         ---------
                                                       59,260            75,366           143,968
                                                   ----------        ----------         ---------

Deferred
  Federal                                              (9,890)          (30,109)            1,825
  State                                               (13,400)            3,420            (1,400)
  Foreign                                              19,277            13,100           (13,200)
                                                   ----------        ----------         ---------
                                                       (4,013)          (13,589)          (12,775)
                                                   ----------        ----------         ---------

Total provision for income taxes                    $  55,247         $  61,777          $131,193
                                                   ==========        ==========         =========

     Deferred income taxes are provided principally for net operating loss carryforwards, certain reserves, depreciation, employee compensation-related expenses, and certain other expenses that are recognized in different years for financial statement and income tax purposes. Mattel's deferred income tax assets (liabilities) are comprised of the following (in thousands):

                                                                      As of Year End
                                                             -------------------------------
                                                                  2000               1999
--------------------------------------------------------------------------------------------
Operating loss and tax credit carryforwards                    $  797,216          $ 192,162
Sales allowances and inventory reserves                            75,785             66,854
Deferred compensation                                              45,371             39,476
Restructuring and other charges                                    27,210             54,942
Excess of tax basis over book basis                                21,841             18,856
Postretirement benefits                                            12,440             12,790
Other                                                              31,640             48,371
                                                             ------------        -----------

  Gross deferred income tax assets                              1,011,503            433,451
                                                             ------------        -----------

Deferred intangible assets                                        (40,374)           (31,691)
Retirement benefits                                               (20,872)           (19,933)
Excess of book basis over tax basis                                (3,320)            (4,449)
Other                                                             (38,637)           (26,042)
                                                             ------------        -----------

  Gross deferred income tax liabilities                          (103,203)           (82,115)
Deferred income tax asset valuation allowances                   (364,004)          (138,400)
                                                             ------------        -----------

Net deferred income tax assets                                 $  544,296          $ 212,936
                                                             ============        ===========

     Management considered all available evidence and determined that a valuation allowance of $364.0 million was required as of December 31, 2000 for certain tax credit, net operating loss, and capital loss carryforwards that would likely expire prior to their utilization. However, management feels it is more likely than not that Mattel will generate sufficient taxable income in the appropriate carryforward periods to realize the benefit of the remaining net deferred tax assets of $544.3 million.

     Differences between the provision for income taxes for continuing operations at the US federal statutory income tax rate and the provision in the consolidated statements of operations are as follows (in thousands):

                                                                     For the Year
                                                   ------------------------------------------------
                                                        2000             1999             1998
---------------------------------------------------------------------------------------------------
Provision at federal statutory rates                     $ 78,898         $ 59,557         $160,806
Increase (decrease) resulting from:
  Losses without income tax benefit                        12,777           21,170            1,821
  Foreign earnings taxed at different
    rates, including withholding taxes                    (37,167)         (62,488)         (44,301)
  State and local taxes, net of federal benefit            (6,435)           6,165            2,665
  Non-deductible amortization and
    restructuring charges                                   2,093           25,986                -
  Other                                                     5,081           11,387           10,202
                                                       ----------       ----------       ----------

Total provision for income taxes                         $ 55,247         $ 61,777         $131,193
                                                       ==========       ==========       ==========

     Appropriate US and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries that Mattel intends to permanently invest and upon which no deferred US income taxes have been provided is $1.6 billion at December 31, 2000. The additional US income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits.

     As of December 31, 2000, Mattel has US net operating loss carryforwards totaling $1.1 billion and credit carryforwards of $117.9 million for federal income tax purposes. The net operating loss carryforwards expire during the years 2001 to 2020, while $113.7 million of the tax credits expire during the years 2001 to 2011, with the remainder having no expiration date. Utilization of these loss and credit carryforwards is subject to annual limitations, and Mattel has established a valuation allowance for the carryforwards that are not expected to be utilized.

     Certain foreign subsidiaries have net operating loss carryforwards totaling $172.2 million ($97.6 million with no expiration date, $71.9 million expiring during the years 2001 to 2005, and $2.7 million expiring after 2005).

     Generally accepted accounting principles require that tax benefits related to the exercise by employees of nonqualified stock options be credited to additional paid-in capital. In 2000, 1999 and 1998, nonqualified stock options exercised resulted in credits to additional paid-in capital totaling $2.3 million, $15.0 million and $38.7 million, respectively.

     The Internal Revenue Service has completed its examination of the Mattel, Inc. federal income tax returns through December 31, 1994.

NOTE 3 - EMPLOYEE BENEFITS

Mattel and certain of its subsidiaries have retirement plans covering substantially all employees of these companies. Expense related to these plans totaled $31.6 million, $18.6 million and $20.0 million in 2000, 1999 and 1998, respectively. Expense for 2000 included $10.8 million for retirement benefits related to the departure of certain senior executives during the first quarter.

Pension Plans

Mattel provides defined benefit pension plans, which satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). With the exception of the Fisher-Price Pension Plan, activity related to Mattel's pension plans, including those of foreign subsidiaries, was not significant during any year.

     The components of net pension income for the Fisher-Price Pension Plan, based upon a December valuation date for the years ended December 31, 2000 and 1999 and an October valuation date for the year ended December 31, 1998, are detailed below (in thousands):

                                                                 For the Period Ended
                                                   ------------------------------------------------
                                                       2000             1999             1998
---------------------------------------------------------------------------------------------------
Service cost                                             $  2,609         $  2,829         $  2,508
Interest cost                                              12,173           14,655           10,929
Expected return on plan assets                            (23,843)         (27,237)         (18,949)
Amortization of:
  Unrecognized prior service cost                             109               88              108
  Unrecognized net asset                                        -           (1,284)          (2,569)
Plan amendment loss                                             -            1,386            1,154
                                                       ----------       ----------       ----------
Net pension income                                       $ (8,952)        $ (9,563)        $ (6,819)
                                                       ==========       ==========       ==========



                                      33



     Reconciliation of the funded status of Fisher-Price's domestic pension plan to the related prepaid asset included in the consolidated balance sheets is as follows (in thousands):

                                                                       As of Year End
                                                              -------------------------------
                                                                   2000             1999
---------------------------------------------------------------------------------------------
Funded status of the plan                                            $58,111         $ 65,401
Unrecognized net gain                                                 (3,739)         (19,551)
Unrecognized prior service cost                                        1,121              692
                                                                   ---------       ----------
Prepaid pension asset                                                $55,493         $ 46,542
                                                                   =========       ==========

     Reconciliation of the assets and liabilities of Fisher-Price's domestic pension plan are as follows (in thousands):

                                                                       As of Year End
                                                                  ---------------------------
                                                                     2000             1999
---------------------------------------------------------------------------------------------
Change in Plan Assets
  Plan assets at fair value, beginning of year                      $222,793         $197,912
  Actual return on plan assets                                        18,391           35,588
  Benefits paid                                                       (8,034)         (10,707)
                                                                  ----------       ----------
  Plan assets at fair value, end of year                            $233,150         $222,793
                                                                  ==========       ==========

Change in Projected Benefit Obligation
  Projected benefit obligation, beginning of year                   $157,392         $156,577
  Service cost                                                         2,609            2,829
  Interest cost                                                       12,173           14,655
  Plan amendments                                                          -            2,003
  Actuarial loss (gain)                                               10,899           (7,965)
  Benefits paid                                                       (8,034)         (10,707)
                                                                  ----------       ----------
  Projected benefit obligation, end of year                         $175,039         $157,392
                                                                  ==========       ==========

                                                             For the Period Ended
                                                     -----------------------------------
                                                         2000         1999        1998
----------------------------------------------------------------------------------------
Assumptions:
Weighted average discount rate                           7.50%        8.00%        7.50%
Rate of future compensation increases                    4.00%        4.00%        4.00%
Long-term rate of return on plan assets                 11.00%       11.00%       11.00%
---------------------------------------------------------------------------------------

Other Retirement Plans

Domestic employees are eligible to participate in 401(k) savings plans sponsored by Mattel or its subsidiaries, which are defined contribution plans satisfying ERISA requirements. Mattel also maintains unfunded supplemental executive retirement plans that are nonqualified defined benefit plans covering certain key executives. For 2000, 1999 and 1998, the accumulated and vested benefit obligations and related expense of these plans were not significant.

Deferred Compensation and Excess Benefit Plans

Mattel provides a deferred compensation plan that permits certain officers and key employees to elect to defer portions of their compensation. The deferred compensation plan, together with certain contributions made by Mattel and employees to an excess benefit plan, earn various rates of return. The liability for these plans as of December 31, 2000 and 1999 was $69.0 million and $65.1 million, respectively. Mattel's contribution to these plans and the related administrative expense were not significant to the results of operations during any year.

     Mattel has purchased group trust-owned life insurance contracts designed to assist in funding these programs. The cash surrender value of these policies, valued at $56.6 million and $55.7 million as of December 31, 2000 and 1999, respectively, are held in an irrevocable rabbi trust which is included in other assets in the consolidated balance sheets.

Postretirement Benefits

Fisher-Price has an unfunded postretirement health insurance plan covering certain eligible domestic employees hired prior to January 1, 1993. Details of the expense for the Fisher-Price plan recognized in the consolidated statements of operations are as follows (in thousands):

                                                                For the Year
                                             ------------------------------------------------
                                                   2000            1999            1998
---------------------------------------------------------------------------------------------
Service cost                                           $  201          $  224          $  218
Interest cost                                           2,886           2,531           2,416
Recognized net actuarial loss                             202               -               -
---------------------------------------------------------------------------------------------
Net postretirement benefit cost                        $3,289          $2,755          $2,634
=============================================================================================

     Amounts included in the consolidated balance sheets for this plan are as follows (in thousands):

                                                               As of Year End
                                                    ---------------------------------
                                                          2000             1999
-------------------------------------------------------------------------------------
Current retirees                                             $31,468          $29,988
Fully eligible active employees                                3,980            3,013
Other active employees                                         4,272            4,162
-------------------------------------------------------------------------------------
  Accumulated postretirement benefit obligation               39,720           37,163
Unrecognized net actuarial loss                               (9,105)          (6,254)
-------------------------------------------------------------------------------------
Accrued postretirement benefit liability                     $30,615          $30,909
=====================================================================================

     Reconciliation of the liabilities of Fisher-Price's postretirement health insurance plan is as follows (in thousands):

                                                                                   As of Year End
                                                                        ---------------------------------
                                                                              2000             1999
---------------------------------------------------------------------------------------------------------
Change in Accumulated Postretirement Benefit Obligation
  Accumulated postretirement benefit obligation, beginning of year               $37,163          $33,601
  Service cost                                                                       201              224
  Interest cost                                                                    2,886            2,531
  Actuarial loss                                                                   3,053            4,538
  Benefits paid, net of participant contributions                                 (3,583)          (3,731)
                                                                               ---------        ---------
  Accumulated postretirement benefit obligation, end of year                     $39,720          $37,163
                                                                               =========        =========

     The discount rates used in determining the accumulated postretirement benefit obligation were 7.50% for 2000, 8.00% for 1999 and 7.50% for 1998. For all participants, the health care cost trend rate for expected claim costs was assumed to be 7.50% in 2000, decreasing one-half percentage point per year through 2003 and remaining constant at 5.50% in 2004 and thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate for each future year would have the following effect on the accumulated postretirement benefit obligation and the service and interest cost recognized as of and for the year ended December 31, 2000 (in thousands):

                                                           One Percentage Point
                                                    --------------------------------
                                                         Increase        Decrease
------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                 $3,979         $(3,402)
Service and interest cost                                        284            (243)
------------------------------------------------------------------------------------

     Domestic employees of Mattel participate in a contributory postretirement benefit plan. The ongoing costs and obligations associated with the Mattel, Inc. plan are not significant to the financial position and results of operations during any year.

Incentive Awards

Mattel has annual incentive compensation plans for officers and key employees based on Mattel's performance and subject to certain approvals of the Compensation/Options Committee of the board of directors. For 2000 and 1998, $33.7 million and $11.7 million, respectively, were charged to operating expense for awards under these plans. No expense was recorded in 1999 for awards under these plans.

     In November 2000, the Compensation/Options Committee of the board of directors approved the Long-Term Incentive Plan covering certain key executives of Mattel, Inc. for the performance period from August 15, 2000 through December 31, 2002. Awards are based upon the financial performance of Mattel during the performance period and are paid in the quarter following the end of the performance period. In 2000, $8.3 million was charged to operating expense for this plan.

     In June 1999, the stockholders approved the Amended and Restated Mattel Long-Term Incentive Plan. The Compensation/Options Committee of the board of directors terminated this plan in November 2000, and no expense was recorded related to this plan. Amounts charged to operating expense in 1998 for the final payout under the previous plan were $10.8 million.

     For 2000, $11.6 million was charged to operating expense for costs related to the recruitment and retention of senior executives. For 1999, $22.0 million was charged to operating expense related to a special award. This special broad-based employee award was approved by Mattel's board of directors and was designed to provide a competitive compensation level to retain and motivate employees of Mattel.

NOTE 4 - SEASONAL FINANCING AND LONG-TERM DEBT

Seasonal Financing

Mattel maintains and periodically amends or replaces an unsecured committed revolving credit agreement with a commercial bank group that is used as the primary source of financing the seasonal working capital requirements of its domestic and certain foreign subsidiaries. The agreement in effect during 2000 consisted of a unsecured committed facility providing a total of $1.0 billion in seasonal financing (a five-year facility that expires in 2003). Interest was charged at various rates selected by Mattel, ranging from market commercial paper rates to the bank reference rate. In first quarter 2000, Mattel implemented a 364-day, $400.0 million unsecured committed credit facility, with essentially the same terms and conditions as the $1.0 billion revolving credit facility. The $400.0 million, 364-day facility is expected to be renewed in first quarter 2001.

     In third quarter 2000, Mattel entered into a $200.0 million senior unsecured term loan that matures in July 2003. Interest is charged at various rates, ranging from a LIBOR-based rate to the bank reference rate (7.94875% as of December 31, 2000). The unsecured credit facilities and term loan require Mattel to meet financial covenants for consolidated debt-to-capital and interest coverage and Mattel was in compliance with such covenants during 2000. In addition, Mattel avails itself of uncommitted domestic facilities provided by certain banks to issue short-term money market loans.

     To meet seasonal borrowing requirements of certain foreign subsidiaries, Mattel negotiates individual financing arrangements, generally with the same group of banks that provided credit in the prior year. Foreign credit lines total approximately $392 million, a portion of which is used to support letters of credit. Mattel expects to extend these credit lines throughout 2001 and believes available amounts will be adequate to meet its seasonal financing requirements. Mattel also enters into agreements with banks of its foreign subsidiaries for nonrecourse sales of certain of its foreign subsidiary receivables.

     Information relating to Mattel's unsecured committed credit facilities, foreign credit lines and other short-term borrowings is summarized as follows (in thousands):

                                                                              For the Year
                                                          --------------------------------------------------
                                                                2000             1999             1998
------------------------------------------------------------------------------------------------------------
Balance at end of year
  Domestic                                                      $  178,017       $  293,744       $   79,175
  Foreign                                                           48,386           75,805           54,831
Maximum amount outstanding
  Domestic                                                      $1,320,000       $1,207,000       $1,076,600
  Foreign                                                           85,905          117,000          141,000
Average borrowing
  Domestic                                                      $  835,200       $  573,100       $  400,800
  Foreign                                                           79,561           40,000           58,000
Weighted average interest rate on average borrowing
  Domestic (computed daily)                                            6.7%             5.5%             5.6%
  Foreign (computed monthly)                                         15.65%            33.0%            20.3%
------------------------------------------------------------------------------------------------------------

Long-Term Debt

Mattel's long-term debt consists of the following (in thousands):

                                                As of Year End
                                       -------------------------------
                                             2000             1999
----------------------------------------------------------------------

Euro notes due 2002                        $  190,710         $      -
Unsecured term loan due 2003                  200,000                -
6% senior notes due 2003                      150,000          150,000
6-1/8% senior notes due 2005                  150,000          150,000
6-3/4% senior notes due 2000                        -          100,000
Medium-term notes                             540,500          540,500
10.15% mortgage note due 2005                  42,380           43,007
Other                                           1,529            2,546
----------------------------------------------------------------------
                                            1,275,119          986,053
  less: current portion                       (32,723)          (3,173)
----------------------------------------------------------------------
Total long-term debt                       $1,242,396         $982,880
======================================================================

     In July 2000, Mattel completed an offering in Europe of Euro 200 million aggregate principal amount of notes due July 2002. Interest is payable annually at the rate of Euro 6.625%. Cash proceeds of approximately $191 million were received and used for general corporate purposes. Mattel entered into a cross currency interest rate swap to convert the interest rate and principal amount from Euros to US dollars.

     Medium-term notes have maturity dates from 2001 through 2013 and bear interest at fixed rates from 6.50% to 8.55%.

     Mattel repaid its 6-3/4% senior notes upon maturity in May 2000. Additionally, Mattel repaid $201.0 million of outstanding 5-1/2% senior convertible notes ("5-1/2% Notes") upon maturity in November 2000. These notes were assumed by Mattel in connection with the May 1999 merger with Learning Company and were classified as part of the net investment in discontinued operations as of December 31, 1999.

Scheduled Maturities

The aggregate amounts of long-term debt maturing in the next five years are as follows (in thousands):

                                          MT           Mortgage
                    Senior Notes         Notes           Note          Other            Total
----------------------------------------------------------------------------------------------
2001                    $      -       $ 30,500         $   694        $1,529         $ 32,723
2002                     190,710         30,000             767             -          221,477
2003                     350,000         30,000             849             -          380,849
2004                           -         50,000             939             -           50,939
2005                     150,000              -          39,131             -          189,131
Thereafter                     -        400,000               -             -          400,000
----------------------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY

Preference Stock and Preference Share Purchase Rights

Mattel is authorized to issue up to 20.0 million shares of $0.01 par value preference stock, of which none is currently outstanding. There are 2.0 million shares of $0.01 par value preference stock designated as Series E Junior Participating Preference Stock in connection with a distribution of Preference Share Purchase Rights (the "Rights") to Mattel's common stockholders. The Rights may be exercised by their holders to purchase shares of Mattel's Series E Junior Participating Preference Stock upon the occurrence of a change of control as defined in the rights agreement. The Rights will expire on February 17, 2002, unless the Rights are earlier redeemed or exchanged by Mattel.

Preferred Stock

Mattel is authorized to issue 3.0 million shares of $1.00 par value preferred stock, of which none is currently outstanding.

- Special Voting Preferred Stock and Related Exchangeable Shares

Mattel is authorized to issue one share of $1.00 par value Special Voting Preferred Stock, which was issued in exchange for one share of Learning Company special voting stock in connection with the May 1999 merger. The par value and liquidation preference of the Special Voting Preferred Stock are $1.00 and $10.00 per share, respectively. The Special Voting Preferred Stock has a number of votes equal to the number of outstanding exchangeable shares of Softkey Software Products Inc. that are not owned by Mattel, its subsidiaries or any entity controlled by Mattel. The Special Voting Preferred Stock votes together with the holders of Mattel's common stock as a single class on all matters on which the holders of Mattel's common stock may vote. No dividends are paid on the Special Voting Preferred Stock. The Special Voting Preferred Stock will be redeemed for $10.00 on February 4, 2005, the redemption date for the exchangeable shares, unless the board of directors of Mattel's Canadian subsidiary, Softkey Software Products Inc., extends or accelerates the redemption date.

     As of December 31, 2000 and 1999, there were 1.6 million and 3.2 million outstanding exchangeable shares, respectively, that were not owned by Mattel, its subsidiaries or any entity controlled by Mattel. As a result of the May 1999 merger, each exchangeable share is convertible at the option of the holder, without additional payment, for the right to receive 1.2 shares of Mattel common stock until February 4, 2005. On that date, any exchangeable shares not previously converted will be redeemed at the current market price of Mattel's common stock multiplied by 1.2. The redemption price will be paid in the form of Mattel's common stock, plus cash equal to any unpaid dividends. The board of directors of Softkey Software Products Inc. may extend the automatic redemption date at its option and may accelerate the automatic redemption date if the number of outstanding exchangeable shares is less than 0.5 million. Holders of exchangeable shares are entitled to receive dividends declared on Mattel's common stock multiplied by 1.2 as if the exchangeable shares had been converted into common stock. Holders of exchangeable shares vote their shares through the Special Voting Preferred Stock at the rate of 1.2 votes per exchangeable share on all matters on which the holders of Mattel's common stock may vote. As a result of the 1999 merger, each exchangeable share will include the right to acquire exchangeable shares under a rights agreement issued by Softkey Software Products Inc. These rights have an economically equivalent value to the Rights attached to Mattel's common stock.

     During 2000, 1999 and 1998, 1.6 million, 1.9 million and 9.1 million exchangeable shares, respectively, were converted by the holders into common stock at the rate of 1.2 common shares per exchangeable share.

     In 1998, Softkey Software Products Inc. issued 8.7 million warrants in private placements in Canada for net proceeds of $134.3 million. Each warrant was subsequently exchanged in accordance with its provisions into one exchangeable share without additional payment in 1998.

- Series C Mandatorily Convertible Redeemable Preferred Stock ("Series C Preferred Stock")

In 1999, all 771.9 thousand shares of Series C Preferred Stock outstanding (and the related depositary shares) were converted by the holders into 7.7 million shares of Mattel common stock pursuant to terms of the certificate of designations.

Stock Warrants

In 2000, Mattel issued Warner Bros. Consumer Products a stock warrant, valued at $5.8 million, to purchase 3.0 million shares of Mattel's common stock at an exercise price of $10.875 per share. This warrant became fully vested and exercisable upon signing of the related licensing agreement and expires on December 31, 2003. The warrant's fair value was determined using the Black-Scholes pricing model, assuming an expected life of three years, a dividend yield of 0.0369%, a risk-free interest rate of 6.59%, and a volatility factor of 35%.

     In 1996, Mattel issued Disney Enterprises, Inc. a warrant to purchase 3.0 million shares of Mattel's common stock at an exercise price of $27.375 per share. This warrant expires no later than April 2, 2003.

     The fair value of these warrants is being amortized as a component of royalty expense when the related properties are introduced over the period the related revenues are recognized. During 2000, 1999 and 1998, $10.4 million, $5.6 million and $3.2 million, respectively, was recognized in the results of operations related to these warrants.

     In 1999, holders exercised all remaining outstanding stock subscription warrants assumed in connection with previous mergers, resulting in the issuance of 865.6 thousand common shares.

Common Stock Repurchase Plan

Mattel's common stock repurchase plan, initiated in May 1990, provides for the repurchase of common shares to fund Mattel's stock option plans. The number of shares to be repurchased is authorized on an annual basis by the board of directors based upon anticipated reissuance needs. No shares were repurchased in 2000 under this plan. During 1999 and 1998, Mattel repurchased 4.0 million and
9.7 million shares, respectively.

Dividends

As part of its financial realignment plan, Mattel announced during the third quarter of 2000 a change in its dividend policy consisting of a reduction in the annual cash dividend from $0.36 per share to $0.05 per share. No quarterly dividend for the fourth quarter of 2000 was declared. The $0.05 per share annual dividend rate under the new dividend policy is expected to become effective in December 2001, when and as declared by the board of directors. Learning Company did not pay dividends on its common stock during 1998.

NOTE 6 - STOCK COMPENSATION PLANS

Mattel Stock Option Plans

Under various plans, Mattel has the ability to grant incentive stock options, nonqualified stock options, stock appreciation rights, nonvested stock awards, and shares of common stock to officers, key employees, and other persons providing services to Mattel. In addition, nonqualified stock options are granted to members of Mattel's board of directors who are not employees of Mattel. Generally, options are exercisable contingent upon the grantees' continued employment with Mattel. Nonqualified stock options are granted at not less than 100% of the fair market value of Mattel's common stock on the date of grant. Options granted at market price usually expire within ten years from the date of grant and vest on a schedule determined by the Compensation/Options Committee of the board of directors, generally over four years. Options granted at above market price expire five or ten years from the date of grant and vest based on whether the exercise price is achieved by a specified date. Mattel's current stock option plans, the 1997, 1996 and 1999 plans, expire on December 31, 2002, 2005 and 2009, respectively. All outstanding awards under plans that previously expired continue to be exercisable under the terms of their respective grant agreements. The aggregate number of shares of common stock available for grant under the 1997, 1996 and 1999 plans cannot exceed 24.0 million, 50.0 million and 12.8 million shares, respectively.

     The following is a summary of stock option information and weighted average exercise prices for Mattel's stock option plans during the year (options in thousands):

                                                   2000                       1999                       1998
                                       ---------------------------------------------------------------------------------
                                           Number         Price       Number         Price       Number         Price
                                       ---------------------------------------------------------------------------------
Outstanding at January 1                      49,152        $30.51       34,736        $36.16       34,968        $32.77

  Options granted                             17,900         11.01       21,628         21.91        4,680         43.90
  Options exercised                           (1,064)        10.79         (201)        20.93       (4,284)        17.80
  Options canceled                           (11,675)        24.40       (7,011)        37.76         (628)        29.79
                                           ---------                  ---------                  ---------

Outstanding at December 31                    54,313        $25.70       49,152        $30.51       34,736        $36.16
                                           =========                  =========                  =========

Exercisable at December 31                    35,017        $29.41       10,813        $23.89        5,645        $20.48
                                           =========                  =========                  =========

Available for grant at December 31            16,277                     16,292                      4,697
                                           =========                  =========                  =========

     The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for Mattel stock options outstanding as of December 31, 2000 (options in thousands):

                                     Options Outstanding                               Options Exercisable
                   ------------------------------------------------------     -----------------------------------
  Exercise Price                         Remaining
      Ranges              Number            Life               Price                 Number            Price
-----------------------------------------------------------------------------------------------------------------
$ 4.69 - $ 4.69                   7               0.49             $ 4.69                    7             $ 4.69
  7.03 -  10.38               8,110               9.03              10.36                1,864              10.33
 10.50 -  11.88               6,432               9.11              11.46                2,717              11.59
 12.00 -  15.76               7,205               7.75              13.96                4,519              14.12
 15.88 -  24.69               5,658               6.89              21.08                3,171              20.38
 24.70 -  25.75               6,408               5.82              25.44                5,933              25.42
 25.94 -  42.00               5,925               6.25              35.76                3,238              33.49
 42.31 -  42.31               6,833               2.03              42.31                6,833              42.31
 44.87 -  44.87               6,735               2.04              44.87                6,735              44.87
 50.46 -  53.83               1,000               2.54              52.14                    -                  -
                          ---------                                                  ---------
$ 4.69 - $53.83              54,313               6.10             $25.70               35,017             $29.41
                          =========                                                  =========

Learning Company Stock Option Plans

Prior to the May 1999 merger, Learning Company and its subsidiaries had various incentive and nonqualified stock option plans that provided benefits for eligible employees and non-employee directors. Effective with the 1999 merger, each outstanding option under these plans was converted into an option to purchase 1.2 shares of Mattel common stock. The exercise price of such options was adjusted by dividing the Learning Company option price by 1.2. Other than options granted under some plans assumed by Learning Company in connection with acquisitions, all Learning Company stock options vested and became fully exercisable as a result of the 1999 merger. Employees terminated as a result of the sale of Learning Company in fourth quarter 2000 had 90 days from their date of termination to exercise their vested stock options.

     The following is a summary of stock option information and weighted average exercise prices for Learning Company's stock option plans during the year (options in thousands):

                                                   2000                       1999                       1998
                                       ---------------------------------------------------------------------------------
                                           Number         Price       Number         Price       Number         Price
                                       ---------------------------------------------------------------------------------
Outstanding at January 1                      10,680        $16.19       17,626        $14.30       16,396        $14.43

  Options granted                                  -             -        1,415         21.12        8,979         15.29
  Options exercised                           (1,372)         9.99       (5,278)        10.99       (4,660)         8.77
  Options canceled                            (6,634)        17.13       (3,083)        15.94       (3,089)        21.70
                                           ---------                  ---------                  ---------

Outstanding at December 31                     2,674        $17.07       10,680        $16.19       17,626        $14.30
                                           =========                  =========                  =========

Exercisable at December 31                     2,674        $17.07        9,473        $15.41        6,602        $15.04
                                           =========                  =========                  =========

Available for grant at December 31                 -                          -                      4,709
                                           =========                  =========                  =========

     The following table summarizes information about the weighted average exercise prices for Learning Company stock options outstanding as of December 31, 2000 (options in thousands):

                            Options Outstanding
                              and Exercisable
                   -----------------------------------
  Exercise Price
     Ranges               Number            Price
------------------------------------------------------
$ 0.58 - $12.92                 469             $ 8.39
 12.97 -  14.43                 610              14.41
 14.48 -  14.74                 678              14.73
 14.79 -  29.56                 755              23.88
 29.75 -  33.59                 162              30.28
                            -------
$ 0.58 - $33.59               2,674             $17.07
                            =======

Compensation Cost

Mattel adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized in the results of operations for nonqualified stock options granted under these plans. Had compensation cost for nonqualified stock options been determined based on their fair value at the date of grant consistent with the method of accounting prescribed by SFAS No. 123, Mattel's net income (loss) and earnings per share would have been adjusted as follows (amounts in millions except per share data):

                                                  For the Year Ended
                                       ----------------------------------------
                                           2000           1999           1998
                                       ----------------------------------------
Net income (loss)
  As reported                            $(431.0)       $ (82.4)        $206.1
  Stock option plans                       (34.6)         (50.2)         (88.2)
                                       ----------------------------------------
    Pro forma income (loss)              $(465.6)       $(132.6)        $117.9
                                       ========================================

Income (loss) per share
Basic
  As reported                            $ (1.01)       $ (0.21)        $ 0.51
  Stock option plans                       (0.08)         (0.12)         (0.17)
                                       ----------------------------------------
    Pro forma basic income (loss)        $ (1.09)       $ (0.33)        $ 0.34
                                       ========================================

Diluted
  As reported                            $ (1.01)       $ (0.20)        $ 0.47
  Stock option plans                       (0.08)         (0.12)         (0.16)
                                       ----------------------------------------
    Pro forma diluted income (loss)      $ (1.09)       $ (0.32)        $ 0.31
                                       ========================================

     The pro forma amounts shown above are not indicative of the pro forma effect in future years since the estimated fair value of options is amortized to expense over the vesting period, and the number of options granted varies from year to year.

     The fair value of Mattel options granted has been estimated using the Black-Scholes pricing model. The expected life of these options used in this calculation has been determined using historical exercise patterns. The following weighted average assumptions were used in determining fair value:

                                              2000     1999      1998
                                             --------------------------
Options granted at market price
  Expected life (in years)                    5.67      3.90      3.60
  Risk-free interest rate                     5.03%     6.34%     4.61%
  Volatility factor                          19.55%    18.46%    15.80%
  Dividend yield                              0.83%     0.84%     0.83%

Options granted at above market price
  Expected life (in years)                   10.00      5.00      5.00
  Risk-free interest rate                     6.01%     5.16%     5.80%
  Volatility factor                          45.63%    39.90%    25.50%
  Dividend yield                              3.40%     0.89%     0.83%
--------------------------------------------------------------------------------

     The weighted average fair value of Mattel options granted at market price during 2000, 1999 and 1998 were $2.96, $4.85 and $7.32, respectively. The weighted average fair value of Mattel options granted at above market price during 2000, 1999 and 1998 were $3.18, $5.43 and $5.01, respectively.

     The fair value of Learning Company options granted prior to the 1999 merger and during 1998 has been estimated using the Black-Scholes pricing model. The expected life of these options used in this calculation has been determined using historical exercise patterns. The following weighted average assumptions were used in determining fair value:

                                        1999             1998
                                 ---------------------------------
Expected life (in years)                4.00             6.00
Risk-free interest rate                 6.35%            5.13%
Volatility factor                      51.00%           68.00%
Dividend yield                             -                -
------------------------------------------------------------------

     The weighted average fair value of Learning Company options granted prior to the 1999 merger and during 1998 were $9.83 and $10.14, respectively.

Nonvested Stock

Mattel awarded 685.5 thousand deferrable nonvested stock units to its chief executive officer pursuant to the terms of his employment contract. These units vest at a rate of 25% annually in 2000, 2001, and 2002, with the remaining units vesting in 2008. The aggregate fair market value of the nonvested stock units is being amortized to compensation expense over the vesting period. In 2000, $4.5 million was charged to operating expense related to the vesting of these units.

     Prior to the May 1999 merger, Learning Company maintained the 1990 Long-Term Equity Incentive Plan for certain senior executives. Under this plan, 0.8 million shares of nonvested stock were issued during 1998. At the time of the 1999 merger, the nonvested stock became fully vested as a result of change of control provisions, and the remaining unamortized amount of $11.8 million was charged to results of continuing operations in 1999.

Employee Stock Purchase Plan

In December 1997, Learning Company stockholders approved the 1997 Employee Stock Purchase Plan, which provided certain eligible employees with the opportunity to purchase shares of common stock at a price of 85% of the price listed on the New York Stock Exchange at various specified purchase dates. The plan met the criteria established in SFAS No. 123 for noncompensatory employee stock purchase plans and, therefore, no compensation expense was recorded in connection with this plan. During 1999 and 1998, approximately 37 thousand shares and 56 thousand shares, respectively, were purchased by employees under this plan. As a result of the May 1999 merger, the 1997 Employee Stock Purchase Plan was terminated.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

Mattel routinely enters into noncancelable lease agreements for premises and equipment used in the normal course of business. The following table shows the future minimum obligations under lease commitments in effect at December 31, 2000 (in thousands):

                    Capitalized             Operating
                      Leases                  Leases
--------------------------------------------------------
2001                      $   300               $ 42,600
2002                          300                 32,400
2003                          300                 25,100
2004                          300                 22,500
2005                          300                 15,400
Thereafter                  8,900                 12,000
                         --------              ---------
                          $10,400 (a)           $150,000
                         ========              =========

(a) Includes $8.1 million of imputed interest.

     Rental expense under operating leases amounted to $60.8 million, $59.9 million and $58.4 million for 2000, 1999 and 1998, respectively, net of sublease income of $0.7 million, $0.6 million and $0.5 million in 2000, 1999 and 1998, respectively.

Commitments

In the normal course of business, Mattel enters into contractual arrangements to obtain and protect Mattel's right to create and market certain products, and for future purchases of goods and services to ensure availability and timely delivery. Such arrangements include royalty payments pursuant to licensing agreements and commitments for future inventory purchases. Certain of these commitments routinely contain provisions for guaranteed or minimum expenditures during the terms of the contracts. Current and future commitments for guaranteed payments reflect Mattel's focus on expanding its product lines through alliances with businesses in other industries.

     The largest commitment involves Mattel's agreement with Disney Enterprises, Inc., which expires in December 2004. This licensing agreement, which contains annual minimum royalty guarantees, permits Mattel to produce toys based on classic Disney characters such as Mickey Mouse, Winnie the Pooh and the Disney Princesses, as well as any new infant and preschool toys based on film and television properties created by Disney. Additionally, Mattel is in the final year of its Disney entertainment agreement for products to be marketed in connection with the motion picture Atlantis scheduled to be released in summer 2001.

     Licensing and related agreements provide for terms extending from 2001 through 2006 and contain provisions for future minimum payments as shown in the following table (in thousands):

                                Minimum
                                Payments
-------------------------------------------
2001                               $ 97,000
2002                                 95,000
2003                                 68,000
2004                                 64,000
2005                                  9,000
Thereafter                            9,000
                                  ---------
                                   $342,000
                                  =========

     Royalty expense for 2000, 1999 and 1998 was $258.8 million, $219.9 million and $197.1 million, respectively.

     As of December 31, 2000, Mattel had outstanding commitments for 2001 purchases of inventory of approximately $134 million.

Litigation

  Power Wheels(R) Recall

On October 22, 1998, Mattel announced that Fisher-Price, in cooperation with the Consumer Product Safety Commission, would conduct a voluntary recall involving up to 10 million battery-powered Power Wheels(R) ride-on vehicles. The recall involves the replacement of electronic components that may overheat, particularly when consumers make alterations to the product, and covers vehicles sold nationwide since 1984 under nearly 100 model names. Additionally, Fisher-Price has been notified by the Consumer Product Safety Commission that the Commission is considering whether Fisher-Price may be subject to a fine for delayed reporting of the facts underlying the recall.

  Greenwald Litigation

On October 13, 1995, Michelle Greenwald filed a complaint against Mattel in Superior Court of the State of California, County of Los Angeles. Ms. Greenwald is a former employee whom Mattel terminated. Her complaint sought general and special damages, plus punitive damages, for breach of oral, written and implied contract, wrongful termination in violation of public policy and violation of California Labor Code Section 970. Ms. Greenwald claimed that her termination resulted from complaints she made to management concerning general allegations that Mattel did not account properly for sales and certain costs associated with sales and more specific allegations that Mattel failed to account properly for certain royalty obligations to The Walt Disney Company.

     In 1996, Mattel's motion for summary adjudication of Ms. Greenwald's public policy claim was granted, with Mattel's motion for summary judgment of Ms. Greenwald's remaining claims being granted in 1997. Ms. Greenwald appealed the dismissal of her suit in 1998. In 2000, the California Court of Appeal filed an opinion that affirmed in part and reversed in part the judgment in favor of Mattel. The Court of Appeal ruled that disputed factual issues existed which precluded summary adjudication of certain claims and that a jury at trial must resolve such factual issues. As a result, Ms. Greenwald's claims for termination in violation of public policy, termination in breach of an implied agreement, and violation of California Labor Code Section 970 were ordered remanded to the trial court for further proceedings. The Court of Appeal did not rule on whether Ms. Greenwald's claims had merit; it merely held that the claims should be presented to a jury. Jurisdiction was then restored to the trial court for further proceedings. In December 2000, the lawsuit was settled for an amount that was not material to Mattel's financial condition or results of operations.

  Litigation Related to Learning Company

Following Mattel's announcement in October 1999 of the expected results of its Learning Company division for the third quarter of 1999, several of Mattel's stockholders filed purported class action complaints naming Mattel and certain of its present and former officers and directors as defendants. The complaints generally allege, among other things, that the defendants made false or misleading statements in the joint proxy statement for the merger of Mattel and Learning Company and elsewhere, that artificially inflated the price of Mattel's common stock.

     In March 2000, these shareholder complaints were consolidated into two lead cases: Thurber v. Mattel, Inc. et al. (containing claims under (S) 10(b) of the
       -----------------------------
1934 Securities Exchange Act ("Act")) and Dusek v. Mattel, Inc. et al.
                                          ---------------------------
(containing claims under (S) 14(a) of the Act). Mattel and the other defendants filed motions to dismiss both lawsuits for failure to state a claim. In January 2001, the Court granted defendants' motions to dismiss both Thurber and Dusek,
                                                            -------     -----
and gave plaintiffs leave to amend. Plaintiffs are expected to file amended consolidated complaints in March 2001 in both actions.

     Other purported class action litigation has been brought against Mattel as successor to Learning Company and the former directors of Learning Company on behalf of former stockholders of Broderbund Software, Inc. who acquired shares of Learning Company in exchange for their Broderbund common stock in connection with the Learning Company-Broderbund merger on August 31, 1998. The consolidated complaint in In re Broderbund generally alleges that Learning Company misstated
          -------------------
its financial results prior to the time it was acquired by Mattel. Mattel and the other defendants have filed a motion to dismiss the complaint in In re
                                                                     -----
Broderbund, and are awaiting a ruling. Thurber, Dusek, and In re Broderbund are
----------                             -------  -----      ----------------
all currently pending in the United States District Court for the Central District of California.

     Several stockholders have filed derivative complaints on behalf and for the benefit of Mattel, alleging, among other things, that Mattel's directors breached their fiduciary duties, wasted corporate assets, and grossly mismanaged Mattel in connection with Mattel's acquisition of Learning Company and its approval of severance packages to certain former executives. All of these derivative actions, one of which was filed in the Court of Chancery in Delaware and the remainder in Los Angeles Superior Court in California, have been stayed pending the outcome of motions to dismiss in the federal securities actions.

     Mattel believes that the purported class actions and derivative suits are without merit and intends to defend them vigorously.

  Environmental

  - Fisher-Price

Fisher-Price has executed a consent order with the State of New York to implement a groundwater remediation system at one of its former manufacturing plants. Mattel anticipates that the New York State Department of Environmental Conservation will issue a Record of Decision in March 2001. The ultimate liability associated with this cleanup presently is estimated to be approximately $1.76 million, approximately $1.26 million of which has been incurred through December 31, 2000.

- Beaverton, Oregon

Mattel previously operated a manufacturing facility on a leased property in Beaverton, Oregon that was acquired as part of the March 1997 merger with Tyco. In March 1998, samples of groundwater used by the facility for process water and drinking water disclosed elevated levels of certain chemicals, including trichloroethylene. Mattel immediately closed the water supply and self-reported the sample results to the Oregon Department of Environmental Quality and the Oregon Health Division. Mattel also implemented a community outreach program to employees, former employees and surrounding landowners.

     In November 1998, Mattel and another potentially responsible party entered into a consent order with the Oregon Department of Environmental Quality to conduct a remedial investigation/feasibility study at the property, to propose an interim remedial action measure, and to continue the community outreach program. Mattel has recorded pre-tax charges totaling $19.0 million for environmental remediation costs related to this property, based on the completion and approval of the remediation plan and feasibility study.

General

Mattel is also involved in various other litigation and legal matters, including claims related to intellectual property, product liability and labor, which Mattel is addressing or defending in the ordinary course of business. Management believes that any liability that may potentially result upon resolution of such matters will not have a material adverse effect on Mattel's business, financial condition or results of operations.

NOTE 8- FINANCIAL INSTRUMENTS

Marketable Securities

Marketable securities totaling $16.3 million are stated at fair value based on quoted market prices and are classified as securities available-for-sale as of December 31, 2000. These marketable securities had a cost basis of $28.3 million as of December 31, 2000.

Foreign Exchange Risk Management

Mattel's results of operations and cash flows may be impacted by exchange rate fluctuations. Mattel seeks to mitigate its exposure to market risk by monitoring its currency exchange exposure for the year and partially or fully hedging such exposure using foreign currency forward exchange and option contracts primarily to hedge its purchase and sale of inventory, and other intercompany transactions denominated in foreign currencies. These contracts generally have maturity dates of up to 18 months. In addition, Mattel manages its exposure through the selection of currencies used for international borrowings and intercompany invoicing. Mattel's results of operations can also be affected by the translation of foreign revenues and earnings into US dollars. Mattel does not trade in financial instruments for speculative purposes.

     Mattel entered into a cross currency interest rate swap to convert the interest rate and principal amount from Euros to US dollars on its 200 million Euro Notes due 2002. The weighted average interest rate after the swap is 9.00% in US dollars.

     As of year end, Mattel held the following foreign exchange risk management contracts (in thousands):

                                                 2000                            1999
                                    --------------------------------------------------------------
                                       Notional        Exposure        Notional        Exposure
                                        Amount          Hedged          Amount          Hedged
                                    --------------------------------------------------------------
Foreign exchange forwards                 $569,173        $569,173        $487,073        $487,073
Cross-currency swaps                       190,710         190,710               -               -
                                    --------------------------------------------------------------
                                          $759,883        $759,883        $487,073        $487,073
                                    ==============================================================

     Had Mattel not entered into hedges to limit the effect of exchange rate fluctuations on results of operations and cash flows, pre-tax income would have been reduced by approximately $35 million and $16 million for 2000 and 1999, respectively. Pre-tax income would have been increased by approximately $5 million for 1998 if Mattel had not entered into its hedging contracts.

Fair Value of Financial Instruments

Mattel's financial instruments included cash, cash equivalents, marketable securities, investments, accounts receivable and payable, short-term borrowings, long-term debt, and foreign currency contracts as of December 31, 2000 and 1999.

     The fair values of cash, cash equivalents, accounts receivable and payable, and short-term borrowings approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosure, determined based on broker quotes or rates for the same or similar instruments, and the related carrying amounts are as follows as of year end (in millions):

                                                         2000                                   1999
                                       ------------------------------------------------------------------------------
                                             Book Value         Fair Value          Book Value         Fair Value
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                     $1,275.1           $1,170.9            $  986.1           $  907.5
Risk management contracts:
  Foreign exchange forwards                           569.2              566.6               487.1              479.6
---------------------------------------------------------------------------------------------------------------------
                                                   $1,844.3           $1,737.5            $1,473.2           $1,387.1
=====================================================================================================================

Credit Concentrations

In order to minimize the risk of counterparty non-performance, Mattel executes its foreign currency forward exchange and option contracts with financial institutions believed to be credit-worthy, generally those that provide Mattel with its working capital lines of credit.

     Credit is granted to customers on an unsecured basis, and generally provides for extended payment terms, which result in a substantial portion of trade receivables being collected during the latter half of the year. Mattel's two largest customers accounted for the following percentage of consolidated net sales and net accounts receivable (in millions):

                                               2000     1999     1998
---------------------------------------------------------------------
Worldwide sales for the year ended             40%      36%      32%

Accounts receivable as of December 31          39%      31%      27%
---------------------------------------------------------------------

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments
                                        -------------------------------------
and Hedging Activities. This statement requires companies to record derivatives
----------------------
on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

     Mattel adopted SFAS 133 on January 1, 2001. Mattel will record a one-time, pre-tax charge of approximately $12 million in the consolidated statement of operations for the quarter ending March 31, 2001 for the transition adjustment related to the adoption of SFAS 133.

NOTE 9 - ACQUISITIONS AND NONRECURRING ITEMS

Business Combinations

In August 1998, Learning Company completed its merger with Broderbund, a publisher and developer of consumer software for the home and school market. The stock-for-stock transaction was approved by the stockholders of Broderbund, after which Broderbund became a wholly-owned subsidiary of Learning Company. Under the merger agreement, each outstanding share of Broderbund common stock was converted into 0.80 shares of Learning Company common stock and resulted in the issuance of approximately 17 million shares of Learning Company common stock.

     This transaction was accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies' combined financial position and operating results. The consolidated statement of stockholders' equity for 1998 has been adjusted to include Broderbund's unrealized gain on securities of $0.5 million (included in comprehensive income).

     Learning Company also merged with Palladium Interactive, Inc. and P.F. Magic, Inc. in 1998, both of which were accounted for as pooling of interests. The consolidated financial statements have not been retroactively restated for the results of operations and financial position of these companies as the effect of each acquisition individually and in the aggregate on Learning Company's balance sheet and results of operations was less than three percent. The consolidated statement of stockholders' equity for 1998 has been adjusted to include the historical results of operations of the acquired companies of $34.6 million. A total of 1.6 million common shares were issued as a result of these mergers.

Acquisitions

Mattel acquired the following companies during 1998, each of which were accounted for using the purchase method of accounting. The results of operations of the acquired companies have been included in Mattel's consolidated financial statements from their respective dates of acquisition. Intercompany accounts and transactions between the acquired companies and Mattel, as applicable, have been eliminated.

                                                                           (Assets)/
                                                          Method of       Liabilities                      Incomplete
(In millions)                    Month        Price        Payment          Assumed       Intangibles      Technology
---------------------------------------------------------------------------------------------------------------------
Pleasant Company              July          $715.0      Cash            $(25.0)          $690.0            $   -
Bluebird Toys PLC             June            80.0      Cash             (20.0)            60.0                -
Sofsource, Inc.               June            45.0      Stock              6.7             36.8             14.9
Mindscape, Inc.               March          152.6      Cash/stock         6.4            119.0             40.0
---------------------------------------------------------------------------------------------------------------------

     The acquisition price includes investment advisor and other directly-related expenses, as applicable. The portion of the purchase price allocated to incomplete technology was charged to expense in the year of acquisition.

     Pro forma results of operations for the effect of the acquisitions have not been presented as they are not materially different from historical results from continuing operations. (See discussion of discontinued operations in Note 13).

2000 Financial Realignment Plan

During the third quarter of 2000, Mattel initiated a financial realignment plan designed to improve gross margin; selling, general and administrative expenses; operating profit, and cash flow. The financial realignment plan, together with the disposition of Learning Company, was part of new management's strategic plan to focus on growing Mattel's core brands and lowering operating costs and interest expense. The plan will require a total pre-tax charge estimated at approximately $250 million or $170 million on an after-tax basis. During 2000, Mattel recorded a pre-tax charge of $125.2 million, approximately $84 million after-tax or $0.20 per diluted share, related to the initial phase of the financial realignment plan. In accordance with generally accepted accounting principles, future pre-tax implementation costs of approximately $125 million could not be accrued in 2000. These costs will be recorded over the next two years.

     The following are the major initiatives included in the financial realignment plan:

     -  Reduce excess manufacturing capacity;
     - Terminate a variety of licensing and other contractual arrangements that do not deliver an adequate level of profitability;
     - Eliminate product lines that do not meet required levels of profitability;
     -  Improve supply chain performance and economics;
     - Eliminate approximately 350 positions at US-based headquarters locations in El Segundo, Fisher-Price and Pleasant Company through a combination of layoffs, elimination of open requisitions, attrition and retirements; and
     -  Close and consolidate certain international offices.

     Mattel incurred a $22.9 million pre-tax restructuring charge related to the 2000 financial realignment plan. This charge, combined with a $7.0 million adjustment to the 1999 restructuring plan, resulted in $15.9 million of net pre-tax restructuring and other charges in 2000.

    The $22.9 million charge for the 2000 financial realignment plan relates to the elimination of positions at headquarters locations in El Segundo, Fisher-Price and Pleasant Company, closure of certain international offices, and consolidation of facilities. Total worldwide headcount reduction as a result of the restructuring is approximately 500 employees, of which 340 were terminated during 2000. The components of the restructuring costs are as follows (in millions) :

                                                                          Balance
                                               Total       Amounts      December 31,
                                              Charges     Incurred         2000
------------------------------------------------------------------------------------
Severance and other compensation                $19         $(3)            $16
Asset writedowns                                  2          (2)              -
Lease termination costs                           1           -               1
Other                                             1           -               1
------------------------------------------------------------------------------------
Total restructuring charge and asset
 writedowns                                     $23         $(5)            $18
====================================================================================

1999 Restructuring and Other Charges

During 1999, Mattel initiated a restructuring plan for its continuing operations and incurred certain other nonrecurring charges totaling $281.1 million, approximately $218 million after-tax or $0.51 per diluted share. The restructuring plan was aimed at leveraging global resources in the areas of manufacturing, marketing and distribution, eliminating duplicative functions worldwide and achieving improved operating efficiencies. Total cash outlays are funded from existing cash balances and internally generated cash from operations. The following were the major restructuring initiatives:

     -  Consolidation of the Infant & Preschool businesses;
     -  Consolidation of the domestic and international back-office functions;
     -  Consolidation of direct marketing operations;
     -  Realignment of the North American sales force;
     -  Termination of various international distributor contracts; and
     -  Closure of three higher-cost manufacturing facilities.

     The termination of approximately 3,000 employees around the world was completed during 2000. Through December 31, 2000, a total of approximately $60 million was incurred related to employee terminations.

     Components of the accrued restructuring and other charges, including adjustments, related to continuing operations are as follows (in millions):

                                      Balance                                   Balance
                                    December 31,                  Amounts     December 31,
                                       1999        Adjustments   Incurred        2000
------------------------------------------------------------------------------------------
Severance and other
  compensation                         $ 54          $(14)          $(35)            $ 5
Distributor, license and
  other contract terminations            10            (4)            (6)              -
Lease termination costs                  15             1            (10)              6
------------------------------------------------------------------------------------------
  Total restructuring costs              79           (17)           (51)             11
Merger-related transaction
  and other costs                         4            (1)             -               3
Other nonrecurring charges               19            11             (6)             24
------------------------------------------------------------------------------------------
  Total restructuring and
     other charges                     $102          $ (7)          $(57)            $38
==========================================================================================

     The adjustments made in 2000 to restructuring and merger-related transaction costs largely reflect the reversal of excess reserves as a result of lower than anticipated costs to complete certain actions compared to previous estimates. The restructuring actions were completed in 2000; however, future cash outlays will extend beyond this date, largely due to severance payment options available to affected employees and future lease payments on vacated spaces.

     The other nonrecurring charges principally relate to the 1998 recall of Mattel's Power Wheels(R) vehicles and environmental remediation costs related to a former manufacturing facility on a leased property in Beaverton, Oregon. The adjustment to other nonrecurring charges reflects increases in reserves for these activities.

1998 Other Nonrecurring Charges

     In 1998, Mattel recognized a $44.0 million pre-tax charge related to the voluntary recall of certain Power Wheels(R) ride-on vehicles and the settlement of customer-related antitrust litigation.

NOTE 10 - SEGMENT INFORMATION

The tables below present information about segment revenues, operating profit and assets. Mattel's reportable segments are separately managed business units and include toy marketing and toy manufacturing. The Toy Marketing segment is divided on a geographic basis between domestic and international. The domestic Toy Marketing segment is further divided into US Girls, US Boys-Entertainment, US Infant & Preschool and Other. The US Girls segment includes brands such as Barbie(R), Polly Pocket(R), and Cabbage Patch Kids(R). The US Boys-Entertainment segment includes products in the Wheels and Entertainment categories. The US Infant & Preschool segment includes Fisher-Price(R), Disney preschool and plush, Power Wheels(R), Sesame Street(R) and other preschool products. The Other segment principally sells specialty girls products, including American Girl(R), which are sold through the direct marketing distribution channel. The International Toy Marketing segment sells products in all toy categories. The Toy Manufacturing segment manufactures toy products, which are sold to the Toy Marketing segments based on intercompany transfer prices. Such prices are based on manufacturing costs plus a profit margin. Segment revenues do not include sales adjustments such as trade discounts and other allowances. However, such adjustments are included in the determination of segment profit from operations. Segment profit from operations represents income from continuing operations before restructuring and other charges, interest expense, and provision for income taxes, while consolidated total profit from operations represents income from continuing operations before income taxes as reported in the consolidated statements of operations. The segment assets are comprised of accounts receivable and inventories, net of applicable reserves and allowances.

REVENUES (a)                                                        For the Year
                                             ------------------------------------------------------
(In thousands)                                       2000              1999               1998
---------------------------------------------------------------------------------------------------
Toy Marketing
  US Girls                                        $ 1,110,390        $ 1,008,959        $ 1,011,020
  US Boys-Entertainment                               753,149            786,578            782,893
  US Infant & Preschool                             1,221,851          1,184,236          1,191,475
  Other                                               364,679            345,749            306,865
  International                                     1,531,590          1,571,149          1,698,769
Toy Manufacturing                                   1,924,313          1,707,917          1,765,857
---------------------------------------------------------------------------------------------------
  Segment total                                     6,905,972          6,604,588          6,756,879
Elimination of intersegment sales                  (1,924,313)        (1,707,917)        (1,763,675)
Sales adjustments                                    (311,717)          (301,181)          (294,867)
---------------------------------------------------------------------------------------------------
  Net sales from continuing operations            $ 4,669,942        $ 4,595,490        $ 4,698,337
===================================================================================================

OPERATING PROFIT (LOSS) (a)                                    For the Year
                                                  ----------------------------------------
(In thousands)                                       2000          1999           1998
------------------------------------------------------------------------------------------
Toy Marketing
    US Girls                                      $ 298,296      $ 263,468      $       (b)
    US Boys-Entertainment                            63,449         71,520              (b)
-------------------------------------------------------------------------------------------
Total US Girls and US Boys-Entertainment            361,745        334,988         350,446
  US Infant & Preschool                             152,911        136,128         141,713
  Other                                               6,589          6,333          20,235
  International                                     110,976        133,425         178,457
Toy Manufacturing                                   123,477        148,502          77,834
------------------------------------------------------------------------------------------
  Segment total                                     755,698        759,376         768,685
Restructuring and other charges (c)                 (15,900)      (281,107)        (44,000)
Interest expense                                   (152,979)      (131,609)       (110,833)
Corporate and other (d)                            (361,395)      (176,496)       (154,406)
------------------------------------------------------------------------------------------
  Income from continuing operations before
    income taxes                                  $ 225,424      $ 170,164      $  459,446
==========================================================================================

DEPRECIATION/AMORTIZATION (a)                                  For the Year
                                                  ----------------------------------------
(In thousands)                                       2000          1999           1998
------------------------------------------------------------------------------------------
Toy Marketing
    US Girls                                      $   42,394     $   37,636     $       (b)
    US Boys-Entertainment                             30,189         31,158             (b)
------------------------------------------------------------------------------------------
Total US Girls and US Boys-Entertainment              72,583         68,794         55,510
  US Infant & Preschool                               45,978         44,855         46,776
  Other                                               32,636         27,912         14,071
  International                                       57,278         52,366         49,234
Toy Manufacturing                                     28,657         28,859         25,629
------------------------------------------------------------------------------------------
  Segment total                                      237,132        222,786        191,220
Corporate and other                                   19,257         23,224         23,085
------------------------------------------------------------------------------------------
  Depreciation and amortization from
    continuing operations                         $  256,389     $  246,010     $  214,305
==========================================================================================

ASSETS (a)                                                   As of Year End
                                                  ----------------------------------------
(In thousands)                                       2000          1999           1998
------------------------------------------------------------------------------------------
Toy Marketing
  US Girls and US Boys-Entertainment (e)          $  377,030     $  447,697     $  478,476
  US Infant & Preschool                              254,748        280,237        373,273
  Other                                               68,399         96,538         71,575
  International                                      566,088        566,203        602,063
Toy Manufacturing                                     79,625         60,796         88,613
------------------------------------------------------------------------------------------
  Segment total                                    1,345,890      1,451,471      1,614,000
Corporate and other                                  (16,581)       (13,183)       (46,592)
------------------------------------------------------------------------------------------
  Accounts receivable and inventories, net
    from continuing operations                    $1,329,309     $1,438,288     $1,567,408
==========================================================================================

(a) Certain information within the segment footnote has been restated to conform to current management structure.

(b) Information is not available to restate the operating profit or depreciation/amortization between US Girls and US Boys-Entertainment for 1998.

(c) For the year ended December 31, 2000, restructuring and other charges represents $22.9 million in charges related to the 2000 financial realignment plan, offset by $7.0 million of adjustments related to the 1999 restructuring plan (see Note 9).

(d) For the year ended December 31, 2000, corporate and other includes $102.3 million of charges related to the initial phase of the 2000 financial realignment plan (see Note 9) and a $53.1 million charge related to the departure of certain senior executives.

(e) Asset information is not maintained by individual segment.

     Mattel sells a broad variety of toy products, which are grouped into four major categories: Girls, Boys-Entertainment, Infant & Preschool and Direct Marketing. The table below presents worldwide revenues from external customers by category:

                                                       For the Year
                                        -----------------------------------------
(In thousands)                             2000           1999           1998
---------------------------------------------------------------------------------
Girls                                   $1,783,120      $1,707,944     $1,869,462
Boys-Entertainment                       1,195,811       1,200,130      1,097,079
Infant & Preschool                       1,625,337       1,632,607      1,684,610
Direct Marketing                           357,995         317,562        256,132
Other                                       19,396          38,428         85,921
                                        -----------------------------------------
                                         4,981,659       4,896,671      4,993,204
Sales adjustments                         (311,717)       (301,181)      (294,867)
                                        -----------------------------------------
Net sales from continuing operations    $4,669,942      $4,595,490     $4,698,337
                                        =========================================

     The tables below present information by geographic area. Revenues are attributed to countries based on location of customer. Long-lived assets principally include net property, plant and equipment, and goodwill.

NET SALES                                  For the Year
                         ------------------------------------------------
(In thousands)              2000               1999               1998
-------------------------------------------------------------------------
United States            $3,312,162         $3,194,780         $3,183,020
International             1,357,780          1,400,710          1,515,317
                         ------------------------------------------------
Consolidated total       $4,669,942         $4,595,490         $4,698,337
                         ================================================

LONG-LIVED ASSETS                           As of Year End
                         ------------------------------------------------
(In thousands)              2000               1999               1998
-------------------------------------------------------------------------
United States            $1,198,080         $1,242,786         $1,301,236
International               593,563            673,635            634,011
                         ------------------------------------------------
                          1,791,643          1,916,421          1,935,247
Corporate and other         243,507            257,786            245,985
                         ------------------------------------------------
Consolidated total       $2,035,150         $2,174,207         $2,181,232
                         ================================================

NOTE 11 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             First            Second           Third            Fourth
(In thousands, except per share amounts)                    Quarter          Quarter          Quarter          Quarter
------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
Net sales                                                  $ 693,261         $817,797       $1,583,763        $1,575,121
Gross profit                                                 314,357          363,879          666,618           755,931
Advertising and promotion expenses                            91,287           98,586          225,209           270,795
Other selling and administrative expenses                    254,199          218,711          224,695           269,393
Restructuring and other charges                                    -           (2,000)          17,900                 -
Other (income) expense, net                                   (6,373)          (9,026)           7,656             9,350
Income (loss) from continuing operations
  before income taxes                                        (61,644)           8,290          135,258           143,520
Income (loss) from continuing operations                     (44,630)           6,005          103,694           105,108
Loss from discontinued operations (a)                       (126,606)               -         (440,560)          (33,980)
Net income (loss) applicable to common shares               (171,236)           6,005         (336,866)           71,128
Basic income (loss) per common share:
  Income (loss) from continuing operations                 $   (0.10)        $   0.01       $     0.24        $     0.25
  Loss from discontinued operations (a)                        (0.30)               -            (1.03)            (0.08)
  Net income (loss)                                        $   (0.40)        $   0.01       $    (0.79)       $     0.17
  Weighted average number of common shares                   425,495          425,818          426,394           426,949
Diluted income (loss) per common share:
  Income (loss) from continuing operations                 $   (0.10)        $   0.01       $     0.24        $     0.25
  Loss from discontinued operations (a)                        (0.30)               -            (1.03)            (0.08)
  Net income (loss)                                        $   (0.40)        $   0.01       $    (0.79)       $     0.17
  Weighted average number of common and
    common equivalent shares                                 425,495          427,782          426,945           428,457
Dividends declared per common share                        $    0.09         $   0.09       $     0.09        $        -
Common stock market price:
  High                                                     $   13.75         $  15.00       $    13.81        $    14.44
  Low                                                           9.06            10.50             9.89             10.81

YEAR ENDED DECEMBER 31, 1999
Net sales                                                   $688,315         $ 802,271       $1,587,703        $1,517,201
Gross profit                                                 315,374           359,659          781,822           725,166
Advertising and promotion expenses                            91,161            96,875          222,597           273,886
Other selling and administrative expenses                    201,519           198,511          204,722           263,203
Restructuring and other charges (b)                                -           293,100                -           (11,993)
Other expense (income), net                                    2,244               985           (1,469)           (7,103)
Income (loss) from continuing operations
  before income taxes                                        (17,420)         (270,386)         306,830           151,140
Income (loss) from continuing operations                     (12,630)         (210,981)         222,145           109,853
Income (loss) from discontinued operations (a)                17,679             6,647          (86,812)         (128,274)
Net income (loss)                                              5,049          (204,334)         135,333           (18,421)
Preferred stock dividend requirements                         (1,990)           (1,990)               -                 -
Net income (loss) applicable to common shares                  3,059          (206,324)         135,333           (18,421)
Basic income (loss) per common share:
  Income (loss) from continuing operations                  $  (0.04)        $   (0.52)      $     0.52        $     0.26
  Income (loss) from discontinued operations (a)                0.05              0.02            (0.20)            (0.30)
  Net income (loss)                                         $   0.01         $   (0.50)      $     0.32        $    (0.04)
  Weighted average number of common shares                   396,480           409,040          425,148           425,680
Diluted income per common share:
  Income (loss) from continuing operations                  $  (0.04)        $   (0.52)      $     0.52        $     0.26
  Income (loss) from discontinued operations (a)                0.05              0.02            (0.20)            (0.30)
  Net income (loss)                                         $   0.01         $   (0.50)      $     0.32        $    (0.04)
  Weighted average number of common and
    common equivalent shares                                 396,480           409,040          429,455           426,504
Dividends declared per common share                         $   0.08         $    0.09       $     0.09        $     0.09
Common stock market price:
  High                                                      $  27.81         $   29.00       $    26.69        $    16.88
  Low                                                          21.50             22.88            19.00             11.81

(a) Financial data for first quarter 1999 reflect the retroactive effect of the merger, accounted for as a pooling of interests, with Learning Company in May 1999. As more fully described in Note 13, the Consumer Software segment, which was comprised primarily of Learning Company, was reported as a discontinued operation effective March 31, 2000.
(b) Represents integration and restructuring charges in the second quarter of 1999 related to the Learning Company merger, and other nonrecurring charges. The nonrecurring credit for the fourth quarter of 1999 represents net adjustments made to the restructuring and nonrecurring charges recorded in the second quarter of 1999.

NOTE 12 - SUPPLEMENTAL FINANCIAL INFORMATION

                                                                           As of Year End
                                                            ----------------------------------
(In thousands)                                                           2000             1999
----------------------------------------------------------------------------------------------
Inventories include the following:

    Raw materials and work in process                              $   34,357       $   41,452
    Finished goods                                                    455,385          394,864
----------------------------------------------------------------------------------------------
                                                                   $  489,742       $  436,316
==============================================================================================

Intangibles, net include the following:

     Goodwill                                                      $1,124,318       $1,191,227
     Other                                                             12,539            9,395
----------------------------------------------------------------------------------------------
                                                                   $1,136,857       $1,200,622
==============================================================================================

Other assets include the following:

    Deferred income taxes                                          $  515,210       $  185,912
    Other                                                             250,461          248,794
----------------------------------------------------------------------------------------------
                                                                   $  765,671       $  434,706
==============================================================================================

Short-term borrowings include the following:

    Notes payable                                                  $   68,386       $  121,805
    Commercial paper                                                  158,017          247,744
----------------------------------------------------------------------------------------------
                                                                   $  226,403       $  369,549
==============================================================================================

Accrued liabilities include the following:

    Advertising and promotion                                      $  142,196       $  155,192
    Royalties                                                         137,173           99,249
    Restructuring and other charges                                    64,661          130,552
    Other                                                             359,352          329,640
----------------------------------------------------------------------------------------------
                                                                   $  703,382       $  714,633
==============================================================================================

                                                                                     For the Year
                                                                     --------------------------------------
(In thousands)                                                          2000          1999          1998
-----------------------------------------------------------------------------------------------------------
Selling and administrative expenses include the
  following:

    Research and development                                           $179,525      $171,537      $168,743
-----------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:

Cash paid during the year for:
    Interest                                                           $168,591      $134,086      $103,627
    Income taxes                                                         44,839        81,345        93,936

Noncash investing and financing activities:
    Common stock issued for acquisitions:
      Settlement of earn-out agreements                                $      -      $  5,547      $  5,572
      Sofsource, Inc.                                                         -             -        45,000
      Mindscape, Inc.                                                         -             -        30,000
    Conversion of 5-1/2% Notes                                                -             -        96,695
    Receipt of marketable securities from sale of business               42,167             -             -
    Issuance of stock warrant                                             5,789             -             -
-----------------------------------------------------------------------------------------------------------

NOTE 13 - DISCONTINUED OPERATIONS

In May 1999, Mattel completed its merger with Learning Company, in which Learning Company was merged with and into Mattel, with Mattel being the surviving corporation. Learning Company had been a leading publisher of consumer software for home personal computers, including educational, productivity and entertainment software. Each share of Learning Company Series A Preferred Stock was converted into 20 shares of Learning Company common stock immediately prior to the consummation of the merger. Pursuant to the merger agreement, each outstanding share of Learning Company common stock was then converted into 1.2 shares of Mattel common stock upon consummation of the merger. As a result, approximately 126 million Mattel common shares were issued in exchange for all shares of Learning Company common stock outstanding as of the merger date. The outstanding share of Learning Company special voting stock was converted into one share of Mattel Special Voting Preferred Stock. Each outstanding exchangeable share of Learning Company's Canadian subsidiary, Softkey Software Products Inc., remains outstanding, but upon consummation of the merger became exchangeable for 1.2 shares of Mattel common stock. This transaction was accounted for as a pooling of interests.

     On March 31, 2000, Mattel's board of directors resolved to dispose of its Consumer Software segment, which was comprised primarily of Learning Company. As a result of this decision, the Consumer Software segment was reported as a discontinued operation effective March 31, 2000, and the consolidated financial statements were reclassified to segregate the net investment in, and the liabilities and operating results of the Consumer Software segment.

     On October 18, 2000, Mattel disposed of Learning Company to an affiliate of Gores Technology Group in return for a contractual right to receive future consideration based on income generated from its business operations and/or the net proceeds derived by the new company upon the sale of its assets or other liquidating events, or 20% of its enterprise value at the end of five years.

     In December 2000 and January 2001, Mattel entered into worldwide, multi-year licensing agreements with Vivendi Universal Publishing and THQ, respectively, for the development and publishing of gaming, educational and productivity software based on Mattel's brands, which Mattel had previously developed and sold directly through its Mattel Media division.

     Summary financial information for the discontinued operations is as follows (in millions):

                                                              For the Year
                                             -------------------------------------------
                                                2000              1999              1998
                                             -------------------------------------------
Net sales                                    $ 337.9           $ 919.5           $ 922.9
                                             ===========================================
Loss before income taxes                     $(179.6)          $(280.9)          $ (67.8)
(Benefit) provision for income taxes           (53.0)            (90.1)             54.4
                                             -------------------------------------------
  Net loss                                    (126.6)           (190.8)           (122.2)
                                             -------------------------------------------

Loss on disposal                              (406.8)                -                 -
Actual and estimated losses during
  phase-out period                            (238.3)                -                 -
                                             -------------------------------------------
                                              (645.1)                -                 -
Benefit for income taxes                      (170.6)                -                 -
                                             -------------------------------------------
  Net loss on disposal                        (474.5)                -                 -
                                             --------------------------------------------
Total loss from discontinued operations      $(601.1)          $(190.8)          $(122.2)
                                             ============================================

                                                       As of Year End
                                                   -------------------------
                                                    2000              1999
                                                   -------------------------
Accounts receivable, net                           $ 33.1           $ 268.0
Inventories                                           4.0             108.0
Other current assets                                  1.8             192.2
Intangibles, net                                        -             192.7
Other noncurrent assets                               1.6             154.2
Current liabilities                                 (29.0)           (252.1)
5-1/2% Notes and other long-term liabilities            -            (201.0)
                                                   -------------------------
Net investment in discontinued operations          $ 11.5           $ 462.0
                                                   =========================


     Actual losses of the Consumer Software segment from the measurement date of March 31, 2000 as well as estimated losses through the date of disposal have been recorded as part of the loss from discontinued operations for 2000.

     Transaction costs of approximately $17 million related to the disposal of Learning Company, primarily consisting of severance, have been accrued as of December 31, 2000 and are included in accrued liabilities in the consolidated balance sheets.

          Management Report on Responsibility for Financial Reporting
          -----------------------------------------------------------

                         Mattel, Inc. and Subsidiaries


Management is responsible for the preparation of Mattel's consolidated financial statements and the related financial and nonfinancial information appearing in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, in the opinion of management, present fairly Mattel's financial position, results of operations and cash flows. The financial statements necessarily contain some amounts that are based on the best estimates and judgments of management.

     Mattel maintains accounting and internal control systems which management believes are adequate to provide reasonable assurance, in relation to reasonable cost, as to the integrity and reliability of the financial statements and as to protection of assets from unauthorized use or disposition. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and a program of internal audit are important elements of these control systems.

     Mattel's internal auditors are directed to examine the adequacy and effectiveness of Mattel's system of internal accounting, administrative and operational controls. They conduct formal and systematic reviews to determine that operations are adequately controlled and to assure that assets are effectively safeguarded.

     The board of directors has appointed an audit committee, composed entirely of nonemployee directors. The committee meets regularly with financial management, internal auditors and the independent accountants to review accounting control, auditing and financial reporting matters.

     PricewaterhouseCoopers LLP, independent accountants, have been retained to audit Mattel's consolidated financial statements. They conduct a review of internal accounting controls to the extent required by auditing standards generally accepted in the United States and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.


/s/ Kevin M. Farr

Kevin M. Farr
Chief Financial Officer

                       Report of Independent Accountants
                       ---------------------------------


To the Board of Directors and Stockholders of Mattel, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattel, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Mattel's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Los Angeles, California
January 31, 2001

                            DIRECTORS AND OFFICERS
                         MATTEL, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS

Robert A. Eckert
Chairman and Chief Executive Officer,
Mattel, Inc.

Eugene P. Beard (2)(3)(5)
Employee/Advisor,
The Interpublic Group of Companies, Inc.

Dr. Harold Brown (4)(5)
Managing Director and Senior Advisor,
E.M. Warburg, Pincus & Co., LLC

Tully M. Friedman (1)(6)
Chairman and Chief Executive Officer,
Friedman Fleischer & Lowe, LLC

Ronald M. Loeb (1)(3)(6)
Senior Vice President and General Counsel,
Williams-Sonoma, Inc.

Dr. Andrea L. Rich (3)(5)(6)
President and Director,
Los Angeles County Museum of Art

William D. Rollnick (1)(2)(3)
Former Chairman,
Mattel, Inc. and
Retired Chairman,
Genstar Rental Electronics, Inc.

Christopher A. Sinclair (2)(4)
Operating Partner,
Pegasus Capital Advisors, LP and
Managing Director,
Manticore Partners, LLC

G. Craig Sullivan
Chairman and Chief Executive Officer,
The Clorox Company

John L. Vogelstein (1)(2)(3)(6)
Vice Chairman of the Board, President and Director,
E.M. Warburg, Pincus & Co., LLC

Ralph V. Whitworth (2)(6)
Managing Member,
Relational Investors, LLC


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

CORPORATE OFFICERS

Robert A. Eckert
Chairman and Chief Executive Officer

Thomas A. Debrowski
Executive Vice President, Worldwide Operations

Joseph F. Eckroth, Jr.
Chief Information Officer

Kevin M. Farr
Chief Financial Officer

Alan Kaye
Senior Vice President, Human Resources

Robert Normile
Senior Vice President, General Counsel and Secretary

William Stavro
Senior Vice President and Treasurer

Bryan Stockton
Executive Vice President, Business Planning and Development


BUSINESS UNIT EXECUTIVES

Matthew C. Bousquette
President, Boys/Entertainment

Adrienne Fontanella
President, Girls/Barbie

Neil B. Friedman
President, Fisher-Price Brands

                             Corporate Information
                             ---------------------
                         Mattel, Inc. and Subsidiaries

Transfer Agent    Mattel, Inc. Common Stock
and Registrar     Fleet National Bank
                  (c/o EquiServe)

                  Exchangeable Non-Voting Shares of Softkey Software Products
                  Inc.
                  CIBC Mellon Trust Company

Note Trustees     Mattel, Inc. 6% Senior Notes due July 15, 2003
                  Mattel, Inc. 6-1/8% Senior Notes due July 15, 2005
                  Mattel, Inc. Medium-Term Notes
                  Chase Manhattan Bank and Trust Company National Association
                  101 California Street, Suite 2725
                  San Francisco, California  94111

                  Mattel, Inc. Euro 6.625% Notes due July 5, 2002
                  Citibank, N.A.
                  5 Carmelite Street
                  London EC4Y OPA
                  England

Stock             Mattel, Inc. Common Stock
Exchange          Mattel, Inc. Preference Share Purchase Rights
Listings          New York Stock Exchange and Pacific Exchange, Inc.

                  Exchangeable Non-Voting Shares of Softkey Software Products Inc. Toronto Stock Exchange

                  Mattel, Inc. Euro 6.625% Notes due July 5, 2002
                  Luxembourg Stock Exchange

Stockholder       Inquiries relating to stockholder accounting records, stock
Administion       transfer, dividends (including dividend reinvestment) and
                  direct stock purchase for Mattel, Inc. Common Stock should be directed to: Fleet National Bank
                  c/o EquiServe
                  P.O. Box 43010
                  Providence, Rhode Island  02940-3010
                  Telephone numbers:
                  888-909-9922 (dividend reinvestment and direct stock purchase plan enrollment only)
                  800-730-4001 (all other stockholder inquiries)
                  Website: www.equiserve.com
                           -----------------

                  Inquiries relating to stockholder accounting records, stock transfer and dividends for Softkey Exchangeable Shares should be directed to:
                  CIBC Mellon Trust Company
                  P.O. Box 7010
                  Adelaide Street Postal Station
                  Toronto, Ontario M5C 2W9
                  Canada
                  Telephone numbers:
                  416-643-5500 (for use in Toronto, Canada only)
                  800-387-0825 (toll-free throughout North America)
                  Website: www.cibcmellon.com
                           ------------------
                  E-mail address: inquiries@cibcmellon.com
                                  ------------------------

Common            As of March 16, 2001, there were approximately 51,000 holders
Stockholders      of record of Mattel, Inc. Common Stock.

Annual Meeting    The Annual Meeting of Stockholders will be held May 9, 2001 at
                  10:00 a.m. at the Manhattan Beach Marriott, Manhattan Beach,
                  California.

Form 10-K         Mattel's Annual Report to the Securities and Exchange
                  Commission on Form 10-K for the year ended December 31, 2000 is available upon request by writing to the Secretary of the Company, 333 Continental Boulevard, El Segundo, California
                  90245-5012.

Trademark         Barbie, Hot Wheels, Matchbox, Tyco, Fisher-Price, Little
Legends           People, Power Wheels, See 'N Say, Magna Doodle, View-Master,
                  intelli-Table, American Girl, Kit Kittredge, and AG Mini*s are trademarks of Mattel, Inc.

                  Disney characters:/c/Disney; Toy Story2; /c/Disney/Pixar; Sesame Street Muppets: /c/2001 Sesame Workshop. Sesame Street, Sesame Workshop and their logos are trademarks of Sesame Workshop. All Rights Reserved; /c/2001 VIACOM INTERNATIONAL INC. All Rights Reserved. Nickelodeon, Jimmie Neutron Boy Genius, and all related titles, logos, and characters are trademarks of Viacom International, Inc.; HARRY POTTER, characters, names and related indicia are trademarks of Warner Bros. /c/2001; Max Steel/TM/ and copyright 2001 Adelaide Productions, Inc. All Rights Reserved; Diva Starz - licensed and created by THE OBB and Robert Jeffray Jr., LLC; Winnie the Pooh Characters; /c/Disney. Based on the Winnie the Pooh works. Copyright A.A. Milne and E.H. Shepard; Angelina/TM/
                  Ballerina: /c/2001 HIT Entertainment PLC. Based on the illustrations by Helen Craig and the text by Katharine Holabird; Cabbage Patch Kids: /c/2001 ORIGINAL APPALACHIAN ARTWORKS, INC. All Rights Reserved; Polly Pocket!: /c/2001 Origin Products Ltd. All Rights Reserved. Product under license of Ferrari Idea S.A. All Trademark Rights Reserved. /c/2000 Ferrari Idea S.A. Microsoft is a registered trademark of Microsoft Corporation in the United States and/or other countries. All other product names and associated designs mentioned or shown in the annual report are trademarks and copyrighted properties of their respective owners.

                  (C)2001 Mattel, Inc.
                  All Rights Reserved
                  Printed in U.S.A.
                  Printed on recycled paper.